Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112309
PROSPECTUS

Offer to Exchange

All $406,000,000 Outstanding 10 3/4% Senior Notes due 2011
For 10 3/4% Senior Notes due 2011
of
Laidlaw International, Inc.

This Exchange Offer Will Expire at 5:00 p.m.,

New York City Time, on April 23, 2004, unless Extended

Material Terms of the Exchange Offer

•	We are offering to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of notes that are registered under the Securities Act of 1933.

•	The exchange offer is subject to conditions, including that the exchange offer does not violate any law or applicable interpretation of any law by the staff of the Securities and Exchange Commission.

•	You may withdraw your tender of outstanding notes at any time before the expiration of the exchange offer.

•	Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

•	The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	Our affiliates may not participate in the exchange offer.

The Exchange Notes

•	The terms of the exchange notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions and registration rights provisions relating to the outstanding notes will not apply to the exchange notes.

•	Interest on the exchange notes will accrue at the rate of 10 3/4% per year, payable in cash every six months on June 15 and December 15, with the first payment on June 15, 2004.

•	The exchange notes will be fully and unconditionally guaranteed to the extent allowed by law, on a joint and several basis, by our subsidiary guarantors, as more fully described in this prospectus.

•	The exchange notes will be our unsecured senior obligations and will rank equal in right of payment to all of our existing and future senior unsecured debt.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may by amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

     Investing in the exchange notes involves risks. Please consider carefully the “Risk Factors” beginning on page 16 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2004.

PROSPECTUS SUMMARY
RISK FACTORS
THE REORGANIZATION
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE EXCHANGE NOTES
REGISTRATION RIGHTS; SPECIAL INTEREST
BOOK-ENTRY; DELIVERY AND FORM
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      We are not asking you for a proxy and you are requested not to send us a proxy.

Prospectus Summary	1
Risk Factors	16
The Reorganization	28
Forward-Looking Statements	30
Use of Proceeds	30
Capitalization	31
Selected Consolidated Financial Data	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Business	62
Management	83
Executive Compensation	85
Security Ownership of Certain Beneficial Owners	91
Certain Relationships and Related Transactions	92
Description of Other Indebtedness	94
The Exchange Offer	97
Description of the Exchange Notes	106
Registration Rights; Special Interest	146
Book-Entry; Delivery and Form	148
United States Federal Income Tax Considerations	151
Plan of Distribution	152
Legal Matters	152
Experts	152
Where You Can Find More Information	153
Index to Financial Statements	F-1

INDUSTRY, RANKING AND OTHER DATA

      The data included in this prospectus regarding industries and ranking, including the size of specific markets and our position and the position of our competitors within these markets, is based on independent industry publications, reports from government agencies or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. Although we have not independently verified the accuracy of these estimates, we believe these estimates to be accurate in all material respects as of the date of this prospectus.

i

PROSPECTUS SUMMARY

      This summary highlights information that we believe is important concerning our business and the exchange offer. As a summary, it does not contain all of the information that may be important to you. You should carefully read the entire prospectus and the other documents to which this prospectus refers you, including the letter of transmittal. You should also read and consider the information in the section titled “Risk Factors” and the financial statements and notes related to those financial statements included elsewhere in this prospectus.

      In this prospectus, unless otherwise indicated or the context requires otherwise, the terms (i) “Laidlaw International,” “we,” “our” or “us” refer to Laidlaw International, Inc., a Delaware corporation (formerly Laidlaw Investments Ltd.), and its subsidiaries on a consolidated basis after giving effect to the restructuring transactions and our emergence from bankruptcy described under “The Reorganization,” (ii) “Laidlaw Investments” refers to Laidlaw Investments Ltd., an Ontario corporation, prior to our emergence from bankruptcy, (iii) “Laidlaw” or the “Predecessor Company” refer to our predecessor parent company, Laidlaw Inc., a Canadian corporation, (iv) “Greyhound Lines” refers to, collectively, Greyhound Lines, Inc., a Delaware corporation, Interstate Leasing, Inc., a Mississippi corporation, and Hotard Coaches, Inc., a Louisiana corporation, and each of their respective subsidiaries, (v) “Greyhound Canada” refers to, collectively, Greyhound Canada Transportation Corp., an Ontario corporation, and its subsidiaries and the inter-city bus transportation divisions of Laidlaw Transit Ltd., an Ontario corporation, and its subsidiaries, and (vi) “Greyhound” refers to, collectively, Greyhound Lines and Greyhound Canada. See “— Summary Historical Consolidated Financial Data” and “— Summary Restricted Group Historical Consolidated Financial Data.”

      As further described in this prospectus, Greyhound Lines does not guarantee the notes and is not subject to the restrictive covenants contained in the indenture governing the notes. Greyhound Canada Transportation Corp. and Laidlaw Transit Ltd. and each of their respective subsidiaries also do not guarantee the notes, however, Greyhound Canada Transportation Corp. and Laidlaw Transit Ltd. and each of their respective subsidiaries are members of the restricted group and are subject to the restrictive covenants contained in the indenture governing the notes. Unless otherwise specified, all references to “dollars” or “$” in this prospectus refer to the currency of the United States.

Our Business

      We are primarily a bus and healthcare transportation provider in North America. We operate in five reportable business segments: education services, public transit services, healthcare transportation services, emergency management services and Greyhound services. Our education services business provides school bus transportation throughout Canada and the United States. As of August 31, 2003, our education services business had contracts with approximately 1,030 school boards and districts in the United States and Canada, providing transportation for approximately two million students each school day. With over 42,000 buses, we are the largest school bus operator in the United States and Canada. Through our public transit services business, we are a leading private provider of municipal public transportation services, specializing in paratransit and fixed route contract services.

      Our healthcare transportation services business provides healthcare related transportation services to a variety of customers throughout the United States. We also provide emergency management services to hospital-based emergency departments throughout the United States. We are the largest provider of healthcare transportation services and emergency management services in the United States. Our Greyhound business provides scheduled inter-city bus transportation throughout North America and is the only national provider of this service in the United States and Canada.

      During the year ended August 31, 2003 and the three months ended November 30, 2003, we had consolidated revenue of $4,482.8 million and $1,210.3 million, respectively, of which the unrestricted group under the indenture for the notes had consolidated revenue of $991.8 million and $230.2 million, respectively.

See “— Summary Historical Consolidated Financial Data” and “— Summary Restricted Group Historical Consolidated Financial Data.”

      For the year ended August 31, 2003 and the three months ended November 30, 2003, revenue for our segments were as follows (dollars in millions):

	Revenue

	Year Ended		Three Months Ended
	August 31, 2003		November 30, 2003

Education Services	$1,499.7		$455.7
Public Transit Services	283.1		72.1
Healthcare Transportation Services	1,015.2		262.0
Emergency Management Services	480.6		133.4
Greyhound	1,204.2	(1)	287.1	(2)

	$4,482.8		$1,210.3

(1)	Consists of $991.8 from Greyhound Lines and $212.4 from Greyhound Canada.

(2)	Consists of $230.2 from Greyhound Lines and $56.9 from Greyhound Canada.

Education Services

      We are the largest school bus transportation provider in the United States and Canada. We operate over 42,000 school buses and special education vehicles, primarily under the names Laidlaw Transit and Laidlaw Education Services, in the United States and Canada. As of August 31, 2003, our education services business had contracts with approximately 970 school boards and districts in the United States and 60 school boards and districts in Canada, as well as various other educational institutions, providing transportation for approximately two million students each school day. Over the past two years, we have renewed over 90% of our contracts based on revenue with our customers in the education services business and continue to add new contracts each year.

Public Transit Services

      We are a leading private provider of municipal public transportation services. Through our public transit business, we provide fixed-route and paratransit (transportation for mobility-impaired individuals) municipal bus transportation within the United States. As of August 31, 2003, we provided services to fixed-route and paratransit municipal bus transportation customers through 146 contracts in the United States.

Healthcare Transportation Services

      We are the largest provider of municipal public transportation services in the United States, operating primarily under the American Medical Response name, or AMR. We provide healthcare transportation services in the United States, operating in 32 states. These services primarily consist of emergency response services, critical care transportation services and non-emergency ambulance and transfer services. In addition, we provide joint training, shared staffing and stationing arrangements and contracted dispatching. In fiscal 2003, we provided approximately 3.7 million ambulance transports. As of August 31, 2003, we had 149 agreements with municipal or county public safety agencies to provide performance-based contracts for 9-1-1 response. We also enter into contractual agreements with healthcare facilities to provide non-emergency transportation.

Emergency Management Services

      We are the largest provider of emergency management services in the United States to hospital-based emergency departments, operating primarily under the EmCare name. We recruit physicians, as well as other specially trained medical professionals, evaluate their credentials and arrange contracts and schedules for their services with hospital emergency department and inpatient settings. In addition, we assist in operational areas, including staff coordination, quality assurance, departmental accreditation, billing, recordkeeping, third-party payment and other administrative services. As of August 31, 2003, we had 265 contracts for the management of emergency departments and in fiscal 2003, provided emergency services in 36 states for more than 4.5 million patient visits.

      In this prospectus, we refer to our healthcare transportation services and emergency management services businesses collectively as the “healthcare services businesses.”

Greyhound Services

      Greyhound is the leading provider of scheduled inter-city bus transportation services in the United States and Canada and is the only national provider of this service in those areas. Greyhound serves customers by offering scheduled passenger service that connects rural and urban markets throughout the United States and Canada. Greyhound also provides package delivery service, charter bus service and, in some terminals, food service. In addition, Greyhound provides passenger services under private contract and package tours to major tourist regions in the United States and Canada.

      We operate our Greyhound services business in the United States through Greyhound Lines and in Canada through Greyhound Canada. Under the indenture governing the notes, Greyhound Lines is treated as an unrestricted entity, and Greyhound Canada, although part of the restricted group, does not guarantee the notes. During the year ended August 31, 2003 and the three months ended November 30, 2003, Greyhound Lines generated revenue of $991.8 million and $230.2 million, respectively, and Greyhound Canada generated revenue of $212.4 million and $56.9 million, respectively.

The Reorganization and Financing Transactions

The Reorganization

      On June 28, 2001, Laidlaw and five of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. In addition, Laidlaw and Laidlaw Investments commenced Canadian insolvency proceedings under the Canadian Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice, or the Canadian Court, in Toronto, Ontario. None of Laidlaw’s operating subsidiaries was included in the filings. On February 27, 2003, the U.S. Bankruptcy Court for the Western District of New York, or the U.S. Bankruptcy Court, entered an order confirming Laidlaw’s Third Amended Joint Plan of Reorganization, or the Plan. On February 28, 2003, the Canadian Court issued an order recognizing the U.S. Bankruptcy Court’s confirmation order and implementing it in Canada with respect to Laidlaw’s Canadian insolvency proceeding.

      The most significant factors leading to Laidlaw’s bankruptcy filing included the deterioration of operating results in its healthcare services businesses and issues involving its investment in Safety-Kleen Corp., a waste management services company. The impact of the declining operating results in Laidlaw’s healthcare services businesses on its consolidated operations was exacerbated in 2000 as a result of several adverse developments relating to its investment in Safety-Kleen. In 2000, Safety-Kleen announced possible accounting irregularities in its previously reported financial statements and subsequently filed a voluntary petition for relief under the U.S. Bankruptcy Code, both of which led to a significant decline in the market value of its common stock. As a result, Laidlaw took a $660.0 million charge during fiscal 2000 to write-off the value of its investment in Safety-Kleen and to provide for certain other related contingent obligations. In addition, during 2001, Safety-Kleen filed certain claims against Laidlaw. See “The Reorganization.”

      On June 23, 2003, we completed our restructuring when the Plan became effective. Pursuant to the Plan, more than $3.2 billion of unsecured debt, $370 million of accrued and unpaid interest and $400 million of various other liabilities were compromised. The creditor groups received a combination of $1,185.0 million in cash and 100 million shares of our common stock in exchange for the extinguishment of all claims, liabilities and debt against Laidlaw. In addition, we issued approximately 3.8 million shares of common stock to a trust in connection with a settlement agreement with the United States Pension Benefit Guaranty Corporation relating to the funding level of certain subsidiary pension funds.

      In accordance with the terms of the Plan, we engaged in an internal restructuring that resulted in our acquisition of, directly or indirectly, all of the assets of Laidlaw. Pursuant to the Plan, we domesticated into the United States as a Delaware corporation and changed our name to “Laidlaw International, Inc.” The following chart shows how we are organized operationally:

The Financing Transactions

      In connection with our emergence from bankruptcy, we entered into a senior secured credit facility consisting of (1) a $200.0 million revolving credit facility due June 2008, including a $50 million letter of credit sub-facility and a $35 million sublimit for Canadian dollar borrowings and Canadian dollar letters of credit, (2) a $100 million cash-collateralized letter of credit facility and (3) a $625 million term loan due June 2009, of which $100 million of the proceeds was used to cash-collateralize the letter of credit facility described in (2) above. In December 2003, we entered into an amendment to the senior secured credit facility. The amendment reduces the interest rate payable with respect to the term loan portion of the credit facility, thereby reducing borrowing costs over the remaining life of the credit facility. For a description of the terms of the senior secured credit facility, including certain restrictions on our ability to borrow under the revolving credit facility of our senior secured credit facility, see “Description of Other Indebtedness — Senior Secured Credit Facility.” We used borrowings under the senior secured credit facility, along with the net proceeds from the outstanding notes, to fund a portion of the distributions provided for under the Plan.

      Our principal executive offices are located at 55 Shuman Blvd., Naperville, Illinois 60563, and our telephone number is (630) 848-3000. We also maintain a website at www.laidlaw.com. However, the information on our website is not a part of this prospectus, and you should rely only on the information contained in this prospectus when making a decision to exchange the notes.

The Exchange Offer

Purpose and Effect	We sold $406.0 million in aggregate principal amount of 10 3/4% senior notes due 2011, referred to in this prospectus as the “outstanding notes,” on June 3, 2003 to Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, to whom we refer collectively in this prospectus as the ”initial purchasers.” Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers which requires us to conduct this exchange offer.

Registration Rights Agreement	You have the right under the registration rights agreement to exchange your outstanding notes for notes registered under the Securities Act with substantially identical terms. This exchange offer is intended to satisfy that right. After the exchange offer is complete, except as set forth below, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

Under the registration rights agreement, we are required to complete the exchange offer described in this prospectus on or prior to June 14, 2004. If we fail to satisfy this obligation, we have agreed to pay special interest to each holder of outstanding notes equal to 0.50% per annum on the principal amount of the outstanding notes held by that holder with respect to the first 90-day period immediately following the occurrence of the registration default. The amount of special interest will increase by an additional 0.50% per annum on the principal amount of the outstanding notes with respect to each subsequent 90-day period until the registration default has been cured, up to a maximum amount of special interest for all registration defaults of 2.00% per annum. The accrual of special interest with respect to a registration default will cease upon the cure of that registration default.

We are required to keep the exchange offer registration statement effective for a period beginning when the exchange notes are first issued in the exchange offer and ending upon the earlier of (1) the expiration of the 180th day after the exchange offer is completed or (2) when holders that are broker-dealers no longer own any transfer restricted securities. Our failure to keep the exchange offer registration statement effective during that period would constitute a registration default, and we would be required to pay special interest to those broker-dealer holders in the same amounts as would be required for a registration default described in the preceding paragraph.

The registration rights agreement also requires us to file a shelf registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of any holders that are ineligible to participate in the exchange offer and indicate that they wish to have their outstanding notes registered under the Securities Act. If we are required to file a shelf registration statement and are unable to meet our obligations relating to that shelf registration statement, we would be required to pay special interest to those holders of outstanding notes in the amounts described above. See “Registration Rights; Special Interest.”

The Exchange Offer	We are offering to exchange $406.0 million in aggregate principal amount of 10 3/4% senior notes due 2011, which have been registered under the Securities Act of 1933 and which we refer to in this prospectus as the ”exchange notes,” for the outstanding notes. We refer collectively in this prospectus to the outstanding notes and the exchange notes as the “notes.”

You may not participate in the exchange offer if you are:

• our “affiliate” within the meaning of Rule 405 under the Securities Act; or

• a broker-dealer that acquired outstanding notes directly from us.

To exchange your outstanding notes, you must properly tender them before the exchange offer expires. We will exchange all outstanding notes that are validly tendered and not withdrawn. We will issue the exchange notes promptly after the exchange offer expires.

You may tender your outstanding notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

For a description of the procedures for tendering outstanding notes, see “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on April 23, 2004, unless extended by us, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing the notes. In general, the outstanding notes, unless registered under the Securities Act, may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Conditions to the Exchange Offer	The exchange offer is subject to the following conditions:

• the exchange offer does not violate any law or applicable interpretation of any law by the staff of the Securities and Exchange Commission, or the SEC;

• no action or proceeding has been instituted or threatened and no law has been adopted that would reasonably be expected to impair our ability to proceed with the exchange offer;

• no stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement;

• all governmental approvals necessary for the consummation of the exchange offer have been obtained; and

• no change in our business or financial affairs has occurred, which might materially impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right, subject to applicable law, at any time and from time to time in our reasonable judgment:

• to delay the acceptance of the outstanding notes;

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Outstanding Notes	If you wish to tender your outstanding notes for exchange, you must:

• complete and sign the letter of transmittal in accordance with the instructions contained in the letter of transmittal; and

• forward the letter of transmittal by mail or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes that you tender or in compliance with the specified procedures for guaranteed delivery of your outstanding notes.

Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. You should send those documents only to the exchange agent. You should direct any information requests or questions regarding how to tender your outstanding notes to the exchange agent.

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes in the exchange offer.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before the expiration date by delivering a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer — Withdrawal Rights.”

United States Federal Income Tax Consequences	The exchange of outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations.”

Resales of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are:

• acquiring the exchange notes in the ordinary course of your business;

• not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

• not an “affiliate” of us within the meaning of Rule 405 under the Securities Act; and

• not a broker-dealer that acquired the outstanding notes directly from us.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from those requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution” in this prospectus.

Exchange Agent	The exchange agent for the exchange offer is Deutsche Bank Trust Company Americas. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent” and in the letter of transmittal.

Appraisal or Dissenters’ Rights	You have no appraisal or dissenters’ rights in connection with the exchange offer.

The Exchange Notes

      The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

      The following is a brief description of the material terms of the notes:

Exchange Notes	$406 million aggregate principal amount of 10 3/4% senior notes due 2011.

Maturity	June 15, 2011.

Interest Payments	June 15 and December 15, beginning on June 15, 2004.

Change of Control	If we experience specific kinds of changes of control, you will have the right, as a holder of notes, to require us to repurchase all of your notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees	Except for our insurance subsidiaries and any future securitization entities, each of our existing and future U.S. restricted subsidiaries jointly and severally guarantee the notes on a senior unsecured basis.

Ranking	The notes are our unsecured senior obligations and rank equal in right of payment to all of our existing and future senior unsecured debt. As of November 30, 2003, we had approximately $1,284.8 million of outstanding debt, of which approximately $158.1 million was debt of non-guarantor subsidiaries, including approximately $151.7 million of debt of unrestricted subsidiaries. The notes are effectively subordinated to our secured debt and other secured obligations, including obligations under our senior secured credit facility and our agreement with the Pension Benefit Guaranty Corporation, and are subordinated to the obligations of our non-guarantor subsidiaries. Of the approximately $1,133.1 million of our and our restricted subsidiaries’ debt, approximately $725.1 million was secured debt as of November 30, 2003. See “Risk Factors — Risks Relating to the Notes — The notes are effectively subordinated to our existing and future secured debt and other secured obligations, and the guarantees of the notes are effectively subordinated to the guarantors’ secured debt and other secured obligations.” For the year ended August 31, 2003, our non-guarantor subsidiaries, including our unrestricted subsidiaries, accounted for approximately 30.0% of our revenue and 32.1% of our total assets, with 22.1% and 17.2%, respectively, of our revenue and total assets attributable to our unrestricted subsidiaries.

Optional Redemption	We may redeem some or all of the notes at any time after June 15, 2007 at the redemption prices listed in the section entitled “Description of the Exchange Notes — Optional Redemption.”

In addition, we may redeem up to 35% of the aggregate principal amount of the notes at any time before June 15, 2006, with the net cash proceeds of certain qualified equity offerings.

Certain Covenants	The indenture governing the notes contains certain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on our capital stock or repurchase our capital stock;

• make certain investments;

• enter into certain types of transactions with affiliates;

• make dividend payments to us;

• use assets as security in other transactions;

• enter into sale and leaseback transactions; and

• sell certain assets or merge with or into other companies.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the Exchange Notes — Certain Covenants.” The entities comprising Greyhound Lines are designated as “unrestricted subsidiaries” under the indenture governing the notes and, therefore, are not subject to these restrictive covenants.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

      You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors.”

Summary Historical Consolidated Financial Data

      The following table sets forth our predecessor company’s summary historical consolidated financial data for the years ended August 31, 2001 and 2002, the nine months ended May 31, 2003 and the three months ended November 30, 2002. In addition, the following table sets forth our summary historical consolidated financial data for the three months ended August 31, 2003 and November 30, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes and the report of our independent auditors included elsewhere in this prospectus.

					Predecessor
					Company(a)
	Predecessor Company(a)

			For the period	For the period	Three Months Ended
	Year Ended August 31,		September 1,	June 1, 2003	November 30,
			2002 through	through
	2001	2002	May 31, 2003	August 31, 2003	2002	2003

	(Dollars in millions)
Consolidated Statements of Operations:
Revenue	$4,418.3	$4,432.1	$3,485.7	$997.1	$1,162.2	$1,210.3
Operating, selling, general and administrative expenses	4,034.9	4,011.1	3,092.9	933.5	1,030.1	1,060.1
Depreciation and amortization	350.3	358.8	229.3	52.1	76.4	80.7

Income from operating segments	33.1	62.2	163.5	11.5	55.7	69.5
Interest expense(b)	(270.9)	(27.7)	(19.6)	(31.5)	(6.5)	(32.7)
Gain on discharge of debt	—	—	1,482.8	—	—	—
Fresh start accounting adjustments	—	—	(609.6)	—	—	—
Other financing related expenses(c)	(63.8)	(44.7)	(35.0)	—	(8.2)	—
Other income	9.3	15.3	15.0	0.1	1.5	0.9

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(292.3)	5.1	997.1	(19.9)	42.5	37.7
Income tax recovery (expense)	45.8	9.8	(4.5)	10.0	(1.5)	(15.1)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(246.5)	$14.9	$992.6	$(9.9)	$41.0	$22.6

							Predecessor
							Company(a)
	Predecessor Company(a)

				For the period		For the period	Three Months Ended
	Year Ended August 31,			September 1,		June 1, 2003	November 30,
				2002 through		through
	2001	2002		May 31, 2003		August 31, 2003	2002		2003

	(Dollars in millions)
Other Consolidated Financial Data:
Net cash provided by (used in):
Operating activities	$447.7	$433.8		$208.5		$187.0	$(8.1)		$(51.6)
Investing activities	(281.5)	(275.7)		(364.6)		(76.0)	(79.8)		(47.0)
Financing activities	7.0	(95.8)		(164.0)		(34.1)	2.6		73.4
Capital expenditures	254.3	239.2		208.7		87.2	67.6		39.3
Ratio of earnings to fixed charges(d)	—	1.1	x	19.4	x	—	3.3	x	1.9	x

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents(e)	$281.2	$343.5		$23.4	*	$100.3	$258.2		$75.1
Working capital(f)	480.6	482.5		289.0	*	253.2	564.6		413.5
Property and equipment	1,680.7	1,677.7		1,628.9	*	1,669.8	1,668.0		1,652.4
Total assets	6,219.8	6,211.8		3,895.3	*	3,852.7	4,094.4		3,979.5
Total debt(g)	280.2	224.7		1,239.1	*	1,214.5	227.2		1,284.8
Liabilities subject to compromise	3,978.5	3,977.1		—	*	—	3,977.1		—
Shareholders’ equity (deficiency)	1,029.5	954.1		1,309.3	*	1,290.3	(1,210.2)		1,338.0

*	June 1, 2003 — Fresh start balances.

(a)	As is more fully discussed in note 2 — “Fresh Start Accounting” of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, we adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” For financial reporting purposes, the effective date of the reorganization was June 1, 2003, and our results of operations and cash flows have been separated as pre-June 1 and post-May 31, 2003 due to a change in basis of accounting in the underlying assets and liabilities. In this prospectus, we refer to our results prior to June 1, 2003 as results for the Predecessor Company, and we refer to our results after May 31, 2003 as results for our company. However, for the reasons described in note 2 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and due to other non-recurring adjustments, the Predecessor Company’s financial statements for the periods prior to our emergence from bankruptcy may not be comparable to our financial statements for the three months ended August 31, 2003 and November 30, 2003, and the Predecessor Company’s results of operations prior to emergence from bankruptcy, including the nine-month period ended May 31, 2003, are not indicative of future results. Readers should, therefore, review this material with caution and not rely on the information concerning the Predecessor Company as being indicative of our future results or providing an accurate comparison of financial performance.

(b)	No interest expense was incurred on prepetition debt of the Predecessor Company and the other debtors in the Predecessor Company’s chapter 11 proceedings for the three months ended November 30, 2002, the nine months ended May 31, 2003 and the years ended August 31, 2002 and 2001. The total interest on prepetition debt that was not incurred during fiscal 2003 was approximately $214.1, compared to $274.2 for fiscal 2002 and $50.3 for fiscal 2001.

(c)	Other financing related expenses principally represent professional fees and other costs incurred by the Predecessor Company during the reorganization process. There were no other financing related expenses for the three months ended August 31, 2003 and November 30, 2003 as all such expenses were incurred prior to reorganization.

(d)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges consist of interest expense and the portion of operating rental expense management believes represents the interest component of rent expense. The earnings deficiency was $292.3 during the year ended August 31, 2001 and $19.9 for the three months ended August 31, 2003, respectively.

(e)	Cash and cash equivalents excludes $37.2, $75.8, $86.9, $44.7, $39.4 and $67.7 of restricted cash and cash equivalents as at August 31, 2001 and 2002, November 30, 2002, June 1, 2003, August 31, 2003 and November 30, 2003, respectively. Restricted cash and cash equivalents are assets of our wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under our self-insurance program.

(f)	Working capital is defined as current assets less current liabilities.

(g)	Represents long-term debt, including the current maturities of long-term debt.

Summary Restricted Group Historical Consolidated Financial Data

      The following table sets forth our predecessor company’s summary restricted group historical consolidated financial data for the years ended August 31, 2001 and 2002, the nine months ended May 31, 2003 and the three months ended November 30, 2002. In addition, the following table sets forth our summary restricted group historical consolidated financial data for the three months ended August 31, 2003 and November 30, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes and the report of our independent auditors included elsewhere in this prospectus. The restricted group is presented to provide investors with financial information which substantially reflects the restricted subsidiaries as defined for the purposes of the covenants under the indenture governing the notes.

					Predecessor
					Company(a)
	Predecessor Company(a)

			For the period	For the period	Three Months Ended
	Year Ended August 31,		September 1,	June 1, 2003	November 30,
			2002 through	through
	2001	2002	May 31, 2003	August 31, 2003	2002	2003

	(Dollars in millions)
Consolidated Statements of Operations:
Revenue(b):
Education services	$1,462.1	$1,479.7	$1,314.8	$184.9	$456.2	$455.7
Public transit services	312.1	309.5	212.1	71.0	70.6	72.1
Healthcare transportation services	958.8	987.9	759.3	255.9	247.5	262.0
Emergency management services	430.5	431.3	352.0	128.6	113.5	133.4
Greyhound Canada	204.3	203.8	148.0	64.4	48.1	56.9

Total	3,367.8	3,412.2	2,786.2	704.8	935.9	980.1
Operating, selling, general and administrative expenses	3,082.3	3,058.0	2,394.3	690.3	804.6	838.7
Depreciation and amortization	297.9	300.6	193.2	41.5	64.2	70.2

Predecessor
Company(a)
Predecessor Company(a)

For the period	For the period	Three Months Ended
Year Ended August 31,	September 1,	June 1, 2003	November 30,
2002 through	through
2001	2002	May 31, 2003	August 31, 2003	2002	2003

(Dollars in millions)
Income (loss) from operating segments	(12.4)	53.6	198.7	(27.0)	67.1	71.2
Interest expense	(249.8)	(6.1)	(3.8)	(23.1)	(1.4)	(25.9)
Gain on discharge of debt	—	—	1,482.8	—	—	—
Other income	10.0	12.7	13.5	0.3	1.5	1.1
Fresh start accounting adjustments	—	—	(514.8)	—	—	—
Other financing related expenses	(60.5)	(42.3)	(35.0)	—	(8.2)	—

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(312.7)	17.9	1,141.4	(49.8)	59.0	46.4
Income tax recovery (expense)	47.0	9.1	(3.4)	20.0	(1.1)	(18.6)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$(265.7)	$27.0	$1,138.0	$(29.8)	$57.9	$27.8

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$431.9	$317.1	$263.4	$132.8	$(33.7)	$(49.8)
Investing activities	(223.1)	(224.8)	(321.6)	(70.0)	(46.2)	(38.8)
Financing activities	(38.3)	(35.3)	(258.1)	(15.2)	(3.3)	89.0
Capital expenditures	$199.3	$191.4	166.1	81.8	35.0	32.8
Ratio of earnings to fixed charges (c)	—	1.6	x	58.7	x	—	9.7	x	2.5	x
Balance Sheet Data (at period end)(d):
Cash and cash equivalents(e)	$266.8	$323.8	$7.5	*	$55.1	$240.6	$55.5
Working capital(f)	528.9	546.4	378.3	*	309.0	653.3	468.7
Property and equipment, net	1,272.1	1,282.0	1,246.8	*	1,291.2	1,252.1	1,280.7
Total assets	5,207.7	5,253.6	3,244.8	*	3,190.2	3,544.5	3,345.4
Total debt(g)	30.7	39.6	1,056.8	*	1,048.2	36.8	1,133.1
Liabilities subject to compromise	3,978.5	3,977.1	—	*	—	3,977.1	—
Shareholders’ equity (deficiency)	438.1	458.8	1,277.4	*	1,243.9	(1,262.8)	1,299.4

*	June 1, 2003 — Fresh start balances.

(a)	As is more fully discussed in note 2 — “Fresh Start Accounting” of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, we adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” For financial reporting purposes, the effective date of the reorganization was June 1, 2003, and our results of operations and cash flows have been separated as pre-June 1 and post-May 31, 2003 due to a change in basis of accounting in the underlying assets and liabilities. In this prospectus, we refer to our results prior to June 1, 2003 as results for the Predecessor Company, and we refer to our results after May 31, 2003 as results for our company. However, for the reasons described in note 2 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and due to other non-recurring adjustments, the Predecessor Company’s financial statements for the periods prior to our emergence from bankruptcy may not be comparable to our financial statements for the three months ended August 31, 2003 and November 30, 2003, and the Predecessor Company’s results of operations prior to emergence from bankruptcy, including the nine-month period ended May 31, 2003, are not indicative of future results. Readers should, therefore, review this material with caution and not rely on the information concerning the Predecessor Company as being indicative of our future results or providing an accurate comparison of financial performance.

(b)	Our restricted subsidiaries consist of all of our subsidiaries other than Greyhound Lines.

(c)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges consist of interest expense and the portion of operating rental expense management believes represents the interest component of rent expense. The earnings deficiency was $312.7 during the year ended August 31, 2001 and $49.8 for the three months ended August 31, 2003, respectively.

(d)	The restricted group may be obligated with respect to commitments and contingencies to Greyhound Lines relating to defined benefit pension plans of Greyhound Lines, Inc. and certain of its subsidiaries, or the Greyhound Lines Plans, and certain Greyhound Lines operating leases. The restricted group may be required to fund the Greyhound Lines Plans in excess of the commitments required to be made under our agreement with the Pension Benefit Guaranty Corporation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.” Any affiliates of Greyhound Lines are jointly and severally responsible for any Greyhound Lines’ pension funding requirements if Greyhound Lines is unable to satisfy those funding requirements. In addition, the restricted group has provided credit support in the form of corporate guarantees and letters of credit for certain Greyhound Lines operating leases. As of November 30, 2003, the restricted group had guaranteed $102.1 of future minimum lease payments on buses under lease by Greyhound Lines and provided $20.7 in letters of credit. As described under “Description of Other Indebtedness — Senior Secured Credit Facility,” we are unable to borrow a portion of the revolving credit facility of our senior secured credit facility. The restricted amount of the revolving credit facility will only be made available to us to satisfy the restricted group’s guarantees of those leases and may be drawn upon only to the extent the guarantees are called. As of November 30, 2003, we had approximately $13.0 available for additional borrowings under the revolving credit facility. Further, Greyhound Lines’ supplemental employee retirement plan has been funded through a rabbi trust with a $3.0 letter of credit issued by the restricted group. See “Certain Relationships and Related Transactions — Relationships with Greyhound Lines.”

(e)	Cash and cash equivalents excludes $37.2, $75.8, $86.9, $44.7, $39.4 and $67.7 of restricted cash and cash equivalents as at August 31, 2001 and 2002, November 30, 2002, June 1, 2003, August 31, 2003 and November 30, 2003. Restricted cash and cash equivalents are assets of our wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under our self-insurance program.

(f)	Working capital is defined as current assets less current liabilities.

(g)	Represents long-term debt, including the current maturities of long-term debt.

RISK FACTORS

      You should carefully consider the risk factors set forth below as well as the other information included in this prospectus in evaluating our company and our business before tendering your outstanding notes for exchange notes. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in the notes.

Risks Relating to the Notes

Our substantial indebtedness may adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

      We have consolidated indebtedness that is substantial in relation to our shareholders’ equity. As of November 30, 2003, we had $1,284.8 million of debt and our shareholders’ equity was $1,338.0 million.

      The degree to which we are leveraged could have important consequences to holders of the notes, including:

•	impairing our ability to make payments on the notes;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate requirements;

•	reducing funds available to us for our operations or for capital expenditures as a result of the dedication of a substantial portion of our cash flow to the payment of principal of and interest on our indebtedness;

•	placing us at a relative competitive disadvantage compared to our competitors that have proportionately less debt; and

•	limiting our ability to adjust to rapidly changing market conditions and consequently increasing our vulnerability in the event of a downturn in general economic conditions or our business.

      In addition to our debt service obligations, we must be able to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, as well as provide capacity for the growth of our business. Our ability to do so depends on our financial and operating performance and obtaining additional sources of financing, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors, many of which are beyond our control. Moreover, we and our subsidiaries are and will be subject to covenants contained in present and future indebtedness. In addition, our ability to borrow under the revolving credit facility of the senior secured credit facility is subject to certain restrictions, as described under “Description of Other Indebtedness — Senior Secured Credit Facility.” There can be no assurance that our operating results will be sufficient to make payments on our indebtedness or to fund our other expenditures or that we will be able to obtain financing to meet these requirements.

Servicing our debt obligations requires a significant amount of cash, and our ability to generate cash depends on many factors that may be beyond our control.

      Our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors largely depends on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail anticipated revenue growth and operating improvements. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. Our business may not generate sufficient cash flow to satisfy our debt service obligations, and we may not be able to obtain funding sufficient to do so. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness.

      The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in the senior secured credit facility and the indenture governing the notes, we and our subsidiaries may be able to incur substantial additional indebtedness. In addition, our unrestricted subsidiaries are not subject to these financial covenants. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify. See “Description of Other Indebtedness — Senior Secured Credit Facility” and “Description of the Exchange Notes — Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

      As of November 30, 2003, we were able to borrow up to an additional $13.0 million under the revolving credit facility. In addition, as of November 30, 2003, Greyhound Lines, Inc. was able to borrow up to an additional $44.1 million under its credit facility, or the Greyhound Facility.

The notes are effectively subordinated to our existing and future secured debt and other secured obligations, and the guarantees of the notes are effectively subordinated to the guarantors’ secured debt and other secured obligations.

      Holders of our secured debt and the secured debt of any guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. The senior secured credit facility is secured by first priority liens on substantially all of our assets and the assets of our existing and future U.S. restricted subsidiaries. In addition, under our agreement with the Pension Benefit Guaranty Corporation, or the PBGC, a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act of 1974, or ERISA, the PBGC has a second priority lien on all of those assets, subject to the first priority lien under the senior secured credit facility. The notes and the guarantees are effectively subordinated to all such secured debt to the extent of the value of its collateral. In the event of any distribution or payment of our or any guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have a prior claim to the assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured senior debt, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured debt. As of November 30, 2003, we and our restricted subsidiaries had approximately $725.1 million of secured debt. We may also incur additional senior secured debt in the future, consistent with the terms of the indenture governing the notes and our other debt agreements.

The notes are not obligations of our non-guarantor subsidiaries and are structurally subordinated to the claims of our non-guarantor subsidiaries’ creditors.

      The notes are guaranteed only by our U.S. restricted subsidiaries other than our insurance subsidiaries and any future securitization entities, and are not guaranteed by our foreign subsidiaries or any of our unrestricted subsidiaries. Our subsidiaries are separate and distinct legal entities.

      Except for the guarantors, our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our subsidiaries are also contingent upon our subsidiaries’ earnings and business considerations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Our right to receive any assets of any of our non-

guarantor subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to receive a share of those assets, is structurally subordinated to the claims of each such subsidiary’s creditors, including bank and trade creditors. As such, with respect to the assets of that non-guarantor subsidiary, the creditors of such subsidiary would have a claim prior to that of the holders of the notes. In addition, even if we were a creditor of any of our subsidiaries, including any of the guarantors, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

      Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other indebtedness of a guarantor, if the guarantor at the time it incurred the indebtedness evidenced by its guarantee:

      either:

•	was insolvent or was rendered insolvent by reason of the incurrence of the guarantee;

•	was engaged or was about to engage in a business or transaction for which that guarantor’s remaining assets constituted unreasonably small capital;

•	was a defendant in an action for money damages or had a judgment for money damages docketed against it if, in either case, after a final judgment, the judgment was unsatisfied; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature;

      and

•	received less than reasonable equivalent value or fair consideration for the incurrence of its guarantee; or

•	incurred the guarantee or made related distributions or payments with the intent of hindering, delaying or defrauding creditors.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending on the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      The indenture requires that certain future U.S. subsidiaries guarantee the notes. These considerations also apply to their guarantees. In addition, each guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable guarantor, after giving effect to all of its other contingent and fixed liabilities without rendering the guarantee as it relates to that guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Under certain circumstances, a court could also subordinate a guarantee to all other indebtedness (including guarantees or other contingent liabilities) of the applicable guarantor and, depending on the amount of the indebtedness, a guarantor’s liability on its guarantee could be reduced to zero.

      On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, and its guarantee of the senior secured credit facility, is not insolvent, does not have unreasonably small capital for the business in which it is engaged and has not incurred debts beyond its ability to pay those debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. If a court did not agree with our conclusions, it could void the guarantees of the notes by one or more of our subsidiaries and require you to return any payments received from those subsidiaries.

We may not have the ability to raise the funds to purchase notes upon a change of control as required by the indenture.

      Upon the occurrence of change of control events specified in the indenture governing the notes, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. Our ability to repurchase the notes upon a change of control will be limited by the terms of our other debt. Upon a change of control, we may immediately be required to repay the outstanding principal, plus accrued interest, if any, and any other amounts owed by us under the senior secured credit facility. We cannot assure you that we would be able to repay amounts outstanding under the senior secured credit facility or obtain necessary consents under the senior secured credit facility to repurchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our other outstanding debt, which we may not be able to do. In addition, even if we were able to refinance this debt, the financing may not be on terms favorable to us.

You may find it difficult to sell your notes because no public trading market for the notes currently exists.

      There is currently no existing market for the notes, and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Also, it is possible that the market for the notes will also be volatile. This volatility in price may affect your ability to resell your notes or the timing of their sale. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities.

If you do not exchange your notes, you may have difficulty in transferring them at a later time.

      We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

      If you do not participate in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such notes could be negatively affected due to the limited amount of notes expected to remain outstanding following the completion of the exchange offer.

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your outstanding notes will continue to be subject to existing transfer restrictions, and you may not be able to sell your outstanding notes.

      We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, before the expiration date, you deliver all of the following to the exchange agent:

•	certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, or DTC;

•	the letter of transmittal, properly completed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

      You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange.

Risks Relating to Our Business

Our operations will be restricted by the terms of our debt, which could have a material adverse effect on us.

      The indenture governing the notes, the senior secured credit facility and the agreements governing our other indebtedness contain a number of significant restrictive covenants. Moreover, our ability to borrow under the revolving credit facility of the senior secured credit facility is subject to certain restrictions, as described under “Description of Other Indebtedness — Senior Secured Credit Facility.” These covenants and other restrictions could have a material adverse effect on us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants and other restrictions will, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends on, or repurchase, our equity interests;

•	make investments;

•	pay dividends or make other payments by our restricted subsidiaries to us;

•	enter into transactions with our affiliates;

•	use assets as security in other transactions; and

•	sell all or substantially all of our assets or merge with or into other companies.

      In addition, the senior secured credit facility requires us to maintain specified financial ratios and meet other financial tests. Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their scheduled due date. If we were unable to make this repayment or otherwise refinance these borrowings, the lenders under the senior secured credit facility could foreclose on our assets. In addition, these lenders could elect to declare all amounts borrowed under the senior secured credit facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the notes. If we were able to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including rates and covenants. Any future refinancing of the senior secured credit facility is likely to contain similar restrictive covenants.

We are a holding company with no operations and no assets other than investments in our subsidiaries.

      We are a holding company that conducts all of our operations through our subsidiaries. All of our operating income is generated by our subsidiaries. We rely on dividends and other advances and transfers of funds from our subsidiaries to provide the funds necessary to meet our debt service obligations, which include payment of principal and interest on the senior secured credit facility and the notes. The ability of our subsidiaries to pay these dividends and make these advances and transfers is subject to applicable state and non-U.S. laws. Further, the Greyhound Facility currently restricts the payment of dividends by Greyhound Lines, Inc. to us, and subject to the terms of existing indebtedness, any future credit facilities our subsidiaries may enter into may restrict or prohibit distributions, dividends or loans from those subsidiaries to us. Claims of creditors, including general creditors, of our non-guarantor subsidiaries on the assets of these subsidiaries will generally have priority over our claims and claims by the holders of our indebtedness. As of November 30, 2003, our non-guarantor subsidiaries had approximately $158.1 million of indebtedness, of which $151.7 million was indebtedness of our unrestricted subsidiaries. The indenture governing the notes and the senior secured credit facility permit our restricted subsidiaries to incur additional indebtedness in specified circumstances.

Our assets, including the capital stock of some of our subsidiaries, is subject to various liens and security interests.

      Our assets, including the capital stock of some of our subsidiaries, is subject to various liens and security interests. Specifically, the Greyhound Facility and the senior secured credit facility are each secured. See “Description of Other Indebtedness — Senior Secured Credit Facility” and “Description of Other Indebtedness — The Greyhound Facility.” Additionally, our obligations under our agreement with the PBGC is secured by second priority liens on the assets that secure our obligations under our senior secured credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.” If a holder of a security interest becomes entitled to exercise its rights as a secured party, that holder would have the right to foreclose upon, and sell or otherwise transfer, the collateral subject to its security interest. Accordingly, the collateral would be unavailable to us or the subsidiary owning the collateral and to other creditors, except to the extent, if any, that those other creditors have a superior or equal security interest in the affected collateral, or the value of the affected collateral exceeds the amount of indebtedness in respect of which those foreclosure rights are exercised.

Over the past several years, we have experienced deteriorating financial results.

      Over the past several years, we have experienced deteriorating financial results in parts of our businesses and investments. In particular, in fiscal 2000, we reported a net loss from continuing operations of $637.6 million and an overall net loss of $2,253.1 million. These losses continued in fiscal 2001, resulting in a net loss from continuing operations of $246.5 million. Although, in fiscal 2002, we had income from continuing operations of $14.9 million, we continued to experience losses, with a net loss from continuing operations of $1,212.8 million for the nine months ended May 31, 2003 and a net loss from continuing operations of $9.9 million for the three months ended August 31, 2003. Although we have implemented, and expect to continue to implement, new strategic and operational initiatives intended to enhance revenues and operating income, our operations are subject to economic, financial, competitive, legal and other factors, many of which are beyond our control. Accordingly, there can be no assurance that we will be able to implement these initiatives or that these initiatives will return us to profitability.

We depend on reimbursements by third-party payors and individuals.

      We receive a substantial portion of our payments for healthcare transportation services from third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals. We received approximately 84% of our fee collections from such third-party payors during fiscal 2003, including approximately 40% from Medicare and Medicaid.

      The reimbursement process is complex and can involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. We recognize revenue when we provide healthcare transportation services; however, there can be delays before we receive payment. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, they were for services provided that were not medically necessary or additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payors. We are subject to governmental audits of our Medicare and Medicaid reimbursement claims and may be required to repay these agencies if a finding is made that we were incorrectly reimbursed. See “Business — Legal Proceedings.” Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional borrowing costs.

      We also may not be reimbursed in those instances where we provide uninsured individuals emergency ambulance service in service areas where an adequate subsidy is not provided. Amounts not covered by third-party payors are the obligations of individual patients. We may not receive whole or partial reimbursement from these uninsured individuals.

      We establish an allowance for Medicare, Medicaid and contractual discounts and doubtful accounts based on credit risk applicable to certain types of payors, historical trends and other relevant information. We review our allowance for doubtful accounts on an ongoing basis and may increase or decrease such allowances from time to time, including in those instances when we determine that the level of effort and cost of collection of certain accounts receivable is unacceptable.

      The risks associated with third-party payors and uninsured individuals and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our business, financial condition and results of operations. Our collection policies or our allowance for Medicare, Medicaid and contractual discounts and doubtful accounts receivable may not be adequate.

Enhanced regulation of the healthcare industry could harm our financial condition and results of operations.

      Healthcare, as one of the largest industries in the United States, attracts much legislative interest and public attention. Changes in Medicare and Medicaid, hospital cost-containment initiatives by public and private payors, proposals to limit payments and healthcare spending and industry-wide competitive factors are highly significant to the healthcare industry. The healthcare industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of little or no regulatory or judicial interpretation. If a determination is made that we were in material violation of such laws, rules or regulations, our financial condition and results of operations could be materially adversely affected.

      The Balanced Budget Act of 1997 has had the effect of reducing payments to hospitals and other healthcare providers under the Medicare program. The reductions in payments and other changes mandated by the Balanced Budget Act of 1997 have had a significant effect on our revenues. In addition, there continues to be federal and state proposals that would, and actions that do, impose more limitations on payments to providers such as us and proposals to increase copayments and deductibles from patients.

      The Balanced Budget Act mandates that fee schedules for reimbursement of ambulance services be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

      The Balanced Budget Act also required that beginning January 1, 2001, ambulance service providers accept payment directly from Medicare, along with the co-payments and deductible paid by the patient, as payment in full. Further, the Balanced Budget Act stipulates that third parties may elect to no longer provide payments for cost sharing for co-insurance for dual qualified (Medicare and Medicaid) beneficiaries.

      In January 1999, the United States Centers for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rulemaking committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment were implemented on April 1, 2002. The rules that were implemented revised the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

      As a result of these regulations, the revenue actually received for our healthcare services is subject to uncertainties and subsequent adjustments to the recorded revenue could be material.

Our current and future financial condition or results of operations are not comparable to the financial condition or results of operations reflected in Laidlaw’s historical financial statements.

      As a result of our reorganization, we operate Laidlaw’s former business under a new capital structure. In addition, we are subject to the fresh start accounting rules. As required by fresh start accounting, assets and liabilities are recorded at fair value, based on values determined in connection with the restructuring. Certain reported assets of our predecessor company did not give effect to the adjustments that resulted from the adoption of fresh start accounting and as a result, changed materially. Accordingly, our financial condition and results of operations are not comparable to the financial condition or results of operations reflected in Laidlaw’s historical financial statements included elsewhere in this prospectus.

Greyhound Lines, Inc. received a report from its auditors, which indicates that there is substantial doubt as to whether the use of the “going concern” assumption is appropriate.

      In the audit report dated March 26, 2003, Greyhound Lines, Inc.’s auditors included an explanatory paragraph that stated that Greyhound Lines, Inc.’s consolidated financial statements had been prepared assuming Greyhound Lines, Inc. will continue as a “going concern.” The report stated that the fact that Greyhound Lines, Inc. may not be in compliance with the financial covenants under the Greyhound Facility beginning with the first quarter of 2003 raised substantial doubt about its ability to continue as a “going concern.” Based upon the current financial forecast for Greyhound Lines, we are unable to predict with reasonable assurance whether Greyhound Lines will remain in compliance with the terms of the Greyhound Facility. We are closely monitoring this situation and intend on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants. In addition, Greyhound Lines will be seeking an extension of the Greyhound Facility prior to its current maturity of October 24, 2004. Although Greyhound Lines has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that it will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound Lines or us. If unsuccessful, this may impact Greyhound Lines’ ability to continue as a going concern. If the “going concern” basis on which Greyhound Lines, Inc.’s consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. Accordingly if such changes were made to Greyhound Lines, Inc.’s consolidated financial statements, significant adjustments would be required to its and our consolidated financial statements and we may be required to honor certain Greyhound Lines, Inc. lease commitments and pension obligations.

Our ability to obtain adequate bonding coverages has been adversely affected by Laidlaw’s poor financial position and lack of liquidity.

      Our education services, public transit services and healthcare transportation businesses are highly dependent on our ability to obtain performance bond coverage sufficient to meet bid requirements imposed by potential customers. Our ability to obtain adequate bonding coverages has been adversely affected in the past several years by Laidlaw’s poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that we will be able to obtain access to adequate bonding capacity or that bonding will be available on terms acceptable to us. If adequate bonding capacity is not available or if the terms of the bonding are too onerous, there would be a material adverse effect on our business, financial condition or results of operations.

The loss of certain self-insurance authority or reduced availability of insurance could have a material adverse effect on our financial condition or results of operations.

      Insurance coverage and risk management expense are key components of Greyhound Lines, Inc.’s cost structure. Greyhound Lines, Inc. is required by the Surface Transportation Board of the United States Department of Transportation, or the USDOT, some states and some of its insurance carriers to maintain collateral deposits or provide other security pursuant to its insurance program. The loss or modification of the self-insurance authority from the Surface Transportation Board or the states, or a decision by Greyhound Lines, Inc.’s insurers to modify Greyhound Lines, Inc.’s program substantially, by increasing cost, reducing availability or increasing collateral, could have a material adverse effect on our financial condition or results of operations.

      In addition, we establish reserves for automobile liability, general liability, professional liability and workers’ compensation claims that have been reported but not paid, and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions that consider a number of factors, including historical claim payment patterns and changes in claim reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from our ultimate liability related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases and discount rates. There can be no assurance that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.

      With respect to our emergency management services business, professional liability insurance for up to a limit of $1.0 million per occurrence is provided to the majority of physicians who are employed or contracted by companies under service agreements with our emergency management services business. Our previous insurance program with PHICO Insurance Company, or the PHICO Policies, which expired on January 1, 2001, provided an aggregate self-insurance retention for the first $27.0 million of claims incurred and reported during the period October 1, 1997 to January 1, 2001. The self-insurance retention amounts have been fully paid. In December 2000, we purchased an extended reporting period policy, or the ERP policy, for the PHICO Policies covering claims reported after January 1, 2001 but incurred during the coverage period of the PHICO Policies. The ERP policy has an aggregate limit of $40.0 million.

      For calendar 2001, we purchased insurance from another third party insurer that provides up to $10.0 million of coverage on a first year claims-made basis. Effective January 1, 2002, we have self-insured professional liability claims for claims incurred during calendar 2001 and reported on or after January 1, 2002 and for claims occurring on or after January 1, 2002.

      On February 1, 2002, PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania. Those claims arising under the PHICO Policies will be eligible for coverage under individual state guaranty funds, subject to various limitations and exclusions based upon net worth of the insured and the presence of other applicable insurance. The amount of coverage available under each state guaranty fund will vary according to the limits and specific provisions of those funds, and some state guaranty funds may deny coverage for any claims under the ERP policy brought after March 2, 2002. As of November 30, 2003, we had fully provided for the discounted amount of the estimated claims costs not covered by the state guaranty funds and the amount of the estimated claims exceeding the ERP policy’s aggregate limit. If these reserves, however, are not sufficient to cover the actual claims costs, it could have a material adverse effect on our financial condition or results of operations.

      In addition, USDOT has granted Greyhound Lines, Inc. authority to self-insure its automobile liability exposure for interstate passenger service up to a maximum level of $5.0 million per occurrence. To maintain self-insurance authority, the Surface Transportation Board requires Greyhound Lines, Inc. to maintain a tangible net worth of $10.0 million and a $15.0 million trust fund to provide security for payment of claims. At September 30, 2003, Greyhound Lines, Inc.’s tangible net worth was below the minimum required by the USDOT to maintain self-insurance authority.

      In March 2003, Greyhound Lines, Inc. sought a waiver from USDOT of the tangible net worth requirement. On July 25, 2003, the USDOT granted the waiver of this requirement through December 31, 2004. As a condition of the waiver, Greyhound Lines, Inc. was required to increase the self-insurance trust fund by $2.7 million. The USDOT will also require Greyhound Lines, Inc. to make additional trust fund contributions to the extent that self-insured reserves exceed (as measured semi-annually) the then balance in the trust fund. The trust fund level will be reduced back to $15 million once Greyhound Lines, Inc.’s tangible net worth exceeds $10 million. The loss or further modification of self-insurance authority from the USDOT could have a material adverse effect on Greyhound Lines, Inc.’s liquidity, financial condition and results of operations.

We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.

      Education Services. Through our subsidiaries, we compete with several large companies and a substantial number of smaller locally owned operators in the education services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

      Public Transit Services. Our public transit services business competes with several large companies and a number of smaller locally owned operations. Most municipalities operate their own fixed route municipal bus services; however, the majority of the paratransit bus routes are operated by private entities. In acquiring contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

      Healthcare Transportation Services. Through our AMR business unit, we compete with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining our business, we experience competition primarily in the areas of pricing and service.

      Emergency Management Services. Emergency management services are also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of our EmCare operations among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

      Greyhound Services. The inter-city transportation industry is highly competitive. Greyhound’s primary sources of competition for passengers are automobile travel, low cost air travel by both regional and national airlines and, in some markets, regional bus companies and trains. The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

      There can be no assurance that we will be able to compete successfully against these sources of competition or other competitive or external factors.

We are subject to various regulations that could impose substantial costs upon us and may adversely affect our business, financial condition and results of operations.

      Our operations are subject to various federal, state, local and foreign laws and regulations relating to safety, driver qualifications, insurance and other matters, including those concerning emissions to the air, waste water and storm-water discharges, storage, treatment and disposal of waste and remediation of soil and groundwater contamination. See “Business — Greyhound Services — Regulation” for a discussion of certain of these laws and regulations. These laws and regulations frequently change and Canadian and U.S. state and local laws can vary significantly in every jurisdiction. Our operations and properties must comply with these legal requirements.

      We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. In addition, we have been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensa-

tion and Liability Act of 1980, as amended, at various third-party sites at which our waste was allegedly disposed, and received a demand for reimbursement for certain remediation costs at a site we formerly operated. In addition, we are investigating or engaged in remediation of past contamination at other sites used in our business. There can be no assurance that these matters will not result in or that new conditions will not be identified or arise that could result in material costs which exceed existing reserves or available insurance. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

Pension funding requirements could have a material adverse effect on our financial condition and results of operations and our ability to fund ongoing operations.

      Certain of our subsidiaries, most notably Greyhound Lines, Inc., sponsor some U.S. defined benefit pension plans, the most significant of which, the Amalgamated Transit Union Plan, or the ATU Plan, represented approximately 75% of the total plan assets and benefit obligation of the Greyhound Lines Plans as of August 31, 2003. Funding requirements under these defined benefit pension plans are mandated under federal legislation based on plan surpluses or shortfalls determined using market values of plan assets and benefit obligations calculated using actuarial mortality tables and discount rates prescribed under legislation passed by the U.S. Congress. To the extent that returns on plan assets are less than expected, changes are made to prescribed discount rates or prescribed actuarial mortality tables that would increase the plan benefit obligations in excess of expected increases, or legislative changes are made that accelerate the required funding of plan shortfalls, the resulting funding requirements could have a material adverse effect on our financial condition and results of operations and our ability to fund ongoing operations.

      In addition, these pension plans are subject to ERISA, and the PBGC has the authority to terminate an underfunded plan under certain circumstances. In the event any of our U.S. pension plans, including the Greyhound Lines Plans, are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. Pursuant to the terms and conditions of an agreement with the PBGC, or the PBGC Agreement, we contributed $50.0 million in cash to the Greyhound Lines Plans and issued shares of our common stock equal in value to $50.0 million to a trust on June 23, 2003, the effective date of the Plan, and agreed to contribute an additional $50.0 million in cash to the Greyhound Lines Plans in June 2004. Under the PBGC Agreement, the trustee of the trust will sell the common stock, and all proceeds of the common stock sales will be contributed directly to the Greyhound Lines Plans. If the proceeds from the sales of our common stock exceed $50.0 million, the excess amount may be credited against our next-due minimum funding obligations, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50.0 million, we will be required to contribute the amount of the shortfall in cash to the Greyhound Lines Plans by December 2004. In addition, our obligations under the PBGC Agreement are secured by a second priority lien on the assets of certain of our operating subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.”

      These contributions and transfers are in addition to the contributions to the pension plans, if any, required under the minimum funding requirements of ERISA. Based upon current regulations and plan asset values at November 30, 2003 and taking into account the contributions required under the PBGC Agreement, we do not anticipate any significant additional minimum funding requirements for the pension plans through 2005. This estimate is based on a continuation of the existing freeze of wage and service accruals under the ATU Plan and on various assumptions relating to future discount rates, mortality rates, returns on the investment of the assets of the pension plans, and applicable U.S. legal requirements. Nevertheless, there is no assurance that the pension plans will be able to earn the assumed rate of return, that new regulations or legislation will not result in changes in the prescribed actuarial mortality table or discount rates, that there will not be market driven changes in the discount rates, or that actual experience will not otherwise vary from current circumstances or assumptions, which would result in us being required to make significant additional minimum funding contributions through 2005. In addition, depending on investment performance of the pension plans through 2005 and other actuarial assumptions, we may be required to make significant additional minimum funding contributions to the Greyhound Lines Plans after 2005. Any significant additional minimum funding contributions could have a material adverse effect on our financial condition and results of operations and our ability to fund ongoing operations as well as reduce cash available to service our debt, including the notes.

We are party to various lawsuits and governmental proceedings that could have a material adverse effect on our financial condition and results of operations.

      We are parties to various lawsuits and governmental proceedings that could have a material adverse effect on our financial condition and results of operations. See “Business — Legal Proceedings.”

Organized strikes or work stoppages by unionized employees may have a material adverse effect on our operations.

      We are party to collective bargaining agreements that cover the majority of our employees. See “Business — Education Services — Employees,” “Business — Public Transit Services — Employees,” “Business — Healthcare Transportation Services — Employees” and “Business — Greyhound Services — Employees.” Our largest collective bargaining agreement is between Greyhound Lines, Inc. and the Amalgamated Transit Union, or the ATU. The ATU agreement covers approximately 4,400 of our U.S. employees, mostly drivers and maintenance employees, and had an expiration date of January 31, 2004. On February 2, 2004, Greyhound Lines, Inc. and the ATU reached tentative agreement for a new labor contract and agreed to extend the current contract through March 26, 2004. The new contract is subject to ratification by ATU members. There is no assurance that the ATU members will approve the new contract. If any of our unionized employees were to engage in a strike or other work stoppage prior to the expiration of their agreements, or if we are unable to negotiate acceptable extensions of those agreements, including the ATU agreement, with labor unions resulting in a strike or other work stoppage by the affected workers, we could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if we do not retain our senior management.

      We depend on our senior management. In addition, as we continue to focus on and optimize our core strengths and competencies, certain actions will be taken to strengthen and change our management or the management of our operating subsidiaries. The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms.

Our businesses are seasonal, and Greyhound, in particular, is dependent on peak travel periods.

      Our education services business historically experiences a significant decline in revenue and operating income in our fourth fiscal quarter ending August 31 because of school summer vacations. In addition, our Greyhound services business is seasonal in nature and generally follows the pattern of the travel industry as a whole, with peaks during the summer months and the holiday periods. As a result, a disproportionate amount of Greyhound’s annual cash flows is generated during the peak travel periods. The day of the week on which specific holidays occur, the length of specific holiday periods and the date on which those holidays occur within a fiscal quarter, may also affect Greyhound’s results of operations. Therefore, an event that adversely affects ridership during any of these peak periods in any year could have a material adverse effect on our financial condition and results of operations for that year.

Rising fuel costs could materially adversely affect our business.

      Fuel costs constitute a significant portion of our bus transportation expenses. Historically, fuel costs represent approximately 3% to 6% of our bus transportation revenue. Fuel costs were approximately 5.1% of our historical bus transportation revenue for fiscal 2003, 4.5% for fiscal 2002 and 5.4% for fiscal 2001. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases would materially affect our operating results.

Terrorism and other acts of violence may have a material adverse effect on our Greyhound services business’ operating results.

      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, the response by the United States on October 7, 2001, and other acts of violence or war in the United States or abroad, including the lingering effects of the war in Iraq, may affect our Greyhound services business’ operations and profitability. Although our Greyhound services business began to experience improvement after September 11, 2001 as a result of airline passengers seeking alternative forms of transportation, the unrelated October 2001 incident involving a Greyhound passenger adversely affected these operations. The impact to date of these events has been a significant decrease in passenger volumes. Security expenses have also increased dramatically in response to these events. Further terrorist attacks against the United States or operators of U.S.-owned businesses outside the United States may occur, or hostilities could further escalate based on the current international situation. Any such further attack or escalation of hostilities could result in a significant decline in inter-city travel and decrease in passenger volumes. The potential near-term and long-term effect these attacks or hostilities may have on our business operations, our customers, the markets for our services, the U.S. economy and the Canadian economy is uncertain. The consequences of any terrorist attack, or any armed conflict, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our Greyhound services business.

THE REORGANIZATION

Plan of Reorganization

      On June 28, 2001, Laidlaw and five of its direct and indirect subsidiaries filed in the U.S. Bankruptcy Court voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. In addition, Laidlaw and Laidlaw Investments commenced Canadian insolvency proceedings under the Canadian Companies’ Creditors Arrangement Act in the Canadian Court. None of Laidlaw’s operating subsidiaries was included in the filings.

      The most significant factors leading to Laidlaw’s bankruptcy filing included the deterioration of operating results in its healthcare services businesses and issues involving its investment in Safety-Kleen. During the 1990’s, Laidlaw’s healthcare services businesses began to experience declining operating results. During that period, the level of Medicare and Medicaid reimbursements diminished, which had an adverse impact on the operating results of Laidlaw’s healthcare services businesses. In particular, a budget reform passed by the U.S. Congress in 1997 significantly changed the billing processing and reimbursement levels for Medicare and Medicaid, including payments relating to Laidlaw’s healthcare transportation services and emergency management services. Although it completed an internal restructuring in 1999, Laidlaw was unable to fully mitigate the impact of declining operating results in its healthcare services businesses prior to its bankruptcy filing.

      During fiscal 2000, Laidlaw began experiencing significant negative operating cash flow. Prior to its chapter 11 filing, Laidlaw had approximately $1.172 billion in indebtedness outstanding under the amended and restated credit agreement, dated February 24, 1999, among Laidlaw, certain of its subsidiaries, Canadian Imperial Bank of Commerce and the other lender parties, which provided for a $1.425 billion syndicated bank facility. As a result of its substantial debt and significant negative operating cash flow, Laidlaw defaulted under certain financial covenants contained in that credit agreement.

      The impact of the declining operating results in Laidlaw’s healthcare services businesses on its consolidated operations was exacerbated in 2000 as a result of several adverse developments relating to its investment in Safety-Kleen. In 2000, Safety-Kleen announced possible accounting irregularities in its previously reported financial statements and subsequently filed a voluntary petition for relief under the U.S. Bankruptcy Code, both of which led to a significant decline in the market value of its common stock. As a result, Laidlaw took a $660.0 million charge during fiscal 2000 to write-off the value of its investment in Safety-Kleen and to provide for certain other related contingent obligations. In addition, during 2001, Safety-Kleen filed certain claims against Laidlaw. These adverse developments relating to Safety-Kleen, combined with the declining operating results in its healthcare services businesses, resulted in Laidlaw’s bankruptcy filing.

      On June 23, 2003, we completed our restructuring when the Plan became effective. Pursuant to the Plan, more than $3.2 billion of unsecured debt, $370 million of accrued and unpaid interest and $400 million of various other liabilities were compromised. The creditor groups received a combination of $1,185.0 million in cash and 100 million shares of our common stock in exchange for the extinguishment of all claims, liabilities and debt against Laidlaw. In addition, we issued approximately 3.8 million shares of common stock to a trust in connection with the PBGC Agreement relating to the funding level of the Greyhound Lines Plans.

      In accordance with the terms of the Plan, we engaged in an internal restructuring that resulted in our acquisition of, directly or indirectly, all of the assets of Laidlaw. Pursuant to the Plan, we domesticated into the United States as a Delaware corporation and changed our name to “Laidlaw International, Inc.”

Resolution of Disputes Relating to Safety-Kleen and Certain Other Parties

      Laidlaw beneficially owned approximately 44% of the shares of common stock of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries had filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

      On November 7, 2000, we filed a proof of claim in Safety-Kleen’s chapter 11 cases asserting claims against Safety-Kleen, including claims for indemnification, contribution and reimbursement in connection with certain litigation matters, insurance claims, guaranty claims and contractual or other claims arising from environmental liabilities. On April 19, 2001, Safety-Kleen filed an adversary proceeding against us and certain of our subsidiaries in the Delaware bankruptcy court asserting claims, including, among other things, that the $200.0 million received by us and certain of our affiliates and the issuance of 11,320,755 shares of common stock of Safety-Kleen to us as consideration for a $350.0 million pay-in-kind debenture issued by Safety-Kleen prior to its chapter 11 filing was either a preferential payment or a fraudulent transfer.

      On July 18, 2002, we and the various Safety-Kleen constituencies announced that we had reached a settlement. We refer in this prospectus to our settlement agreement with Safety-Kleen as the “Safety-Kleen Settlement Agreement.” Pursuant to the Safety-Kleen Settlement Agreement, we withdrew with prejudice our claim of up to $6.5 billion in Safety-Kleen’s bankruptcy proceeding, we allowed a claim of $225.0 million as a general unsecured claim under the Plan in favor of Safety-Kleen, and other claims asserted against us by Safety-Kleen, the directors of Safety-Kleen and the Safety-Kleen secured lender group were deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain of our current and former officers and directors for indemnity and contribution were deemed withdrawn with prejudice. As part of the Safety-Kleen Settlement Agreement, we were released from our indemnification obligations relating to certain environmental matters, and Safety-Kleen caused the claim of the South Carolina Department of Health and Environmental Control against us to be withdrawn with prejudice. Releases satisfactory to the parties were exchanged, and there was no admission of liability by any party to the agreement or any person providing releases under the agreement. The Safety-Kleen Settlement Agreement became effective in July 2003.

Resolution of Disputes Among Laidlaw and the PBGC

      In connection with the Plan, we entered into an agreement with the PBGC relating to our pension plan funding requirements with respect to the Greyhound Lines Plans. For a description of the PBGC Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.”

Director and Officer Claim Treatment Letter

      In connection with the Plan, we entered into the Director and Officer Claim Treatment Letter, or the D&O Claim Treatment Letter, among Laidlaw, the informal steering committees of Laidlaw’s lenders and bondholders and certain present or former directors of Laidlaw or its subsidiaries or affiliates, including Safety-Kleen, relating to indemnification and reimbursement claims by certain directors and officers against Laidlaw. See “Business — Legal Proceedings — Director and Officer Claim Treatment Letter.”

      In addition, as a result of our emergence from our chapter 11 proceedings, we settled various legal proceedings against us. We have no continuing direct exposure in these proceedings, and these cases are considered closed with respect to us, except as they relate to certain former directors and officers pursuant to the D&O Claim Treatment Letter. See “Business — Legal Proceedings.”

FORWARD-LOOKING STATEMENTS

      You should carefully review the information contained in this prospectus. We make statements in this prospectus that are not historical facts. These “forward-looking statements” can be identified by the use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “continue,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that those statements are only our predictions. The forward-looking statements included in this prospectus are not guarantees of future performances, and should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from those contemplated by these forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

      Such risks, uncertainties and contingencies are described in detail in “Risk Factors” and include, without limitation, the following:

•	economic and other conditions in the markets in which we operate;

•	Greyhound Lines, Inc.’s ability to continue as a going concern;

•	governmental regulations, the competitive environment, actual accident claims experience and third-party payor healthcare reimbursement rates;

•	the restrictive covenants contained in our senior secured credit facility;

•	successful completion of labor negotiations including those at our Greyhound services business;

•	potential pension plan funding requirements;

•	our ability to realize revenue growth;

•	our ability to implement initiatives designed to increase operating efficiencies and improve results;

•	changes in interpretations of existing legislation or the adoption of new legislation;

•	the loss of major customers;

•	our ability to continue to satisfy bonding requirements for existing or new customers; and

•	volatility in fuel and energy costs.

USE OF PROCEEDS

      We will not receive any cash proceeds for the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

      The following table sets forth our consolidated capitalization at November 30, 2003. You should read this table in conjunction with the information in this prospectus under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our historical consolidated financial statements and related notes included elsewhere in this prospectus.

As of
November 30, 2003

(Dollars in millions)
Cash and cash equivalents(1)	$75.1

Debt:
Senior secured credit facility:
Revolving credit facility(2)	$93.1
Term loan	612.5
Senior notes	400.9
Other	26.6
Greyhound Lines debt(3)	151.7

Total	1,284.8
Shareholders’ equity	1,338.0

Total capitalization(4)	$2,622.8

(1)	Excludes restricted cash and cash equivalents of $67.7 million.

(2)	As of November 30, 2003, we had $13.0 million available for additional borrowings under the revolving credit facility.

(3)	As of November 30, 2003, Greyhound Lines, Inc. had $44.1 million available for additional borrowings under the Greyhound Facility.

(4)	The implementation of the exchange offer will not affect our capitalization.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth (1) our predecessor company’s selected historical consolidated financial information as of and for each of the years in the four-year period ended August 31, 2002, as of and for the nine months ended May 31, 2003 and as of and for the three months ended November 30, 2002 and (2) our selected historical consolidated financial information as of and for the three months ended August 31, 2003 and November 30, 2003. The selected consolidated financial data as of and for each of the years in the four-year period ended August 31, 2002 and as of and for the nine months ended May 31, 2003 and the three months ended August 31, 2003 have been derived from our predecessor company’s and our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, our independent public accountants. The selected consolidated financial data as of and for the three months ended November 30, 2002 and 2003 have been derived from our predecessor company’s and our unaudited financial statements. You should read the information in this table in conjunction with the consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The consolidated financial statements as of and for each of the periods presented were prepared in accordance with generally accepted accounting principles in the United States, or GAAP. On June 1, 2003, we adopted fresh start accounting rules. Accordingly, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our predecessor company’s historical consolidated financial statements. See “Risk Factors — Risks Relating to Our Business — Our current and future financial condition or results of operations are not comparable to the financial condition or results of operations reflected in Laidlaw’s historical financial statements.”

							Predecessor
	Predecessor Company						Company

					For the Period	For the Period	Three Months Ended
	Year Ended August 31,				September 1,	June 1, 2003	November 30,
					2002 through	through
	1999	2000	2001	2002	May 31, 2003	August 31, 2003	2002	2003

	(Dollars in millions, except per share amounts)
Statement of Operations Data:
Revenue	$3,712.5	$4,273.1	$4,418.3	$4,432.1	$3,485.7	$997.1	$1,162.2	$1,210.3
Operating, selling, general and administrative expenses	3,187.4	3,887.2	4,034.9	4,011.1	3,092.9	933.5	1,030.1	1,060.1
Depreciation and amortization	317.3	347.1	350.3	358.8	229.3	52.1	76.4	80.7
Goodwill impairment losses	260.0	—	—	—	—	—	—	—

Income (loss) from operating segments	(52.2)	38.8	33.1	62.2	163.5	11.5	55.7	69.5
Interest expense	(185.8)	(275.1)	(270.9)	(27.7)	(19.6)	(31.5)	(6.5)	(32.7)
Gain on discharge of debt	—	—	—	—	1,482.8	—	—	—
Fresh start accounting adjustments	—	—	—	—	(609.6)	—	—	—
Other financing related expenses	—	(101.5)	(63.8)	(44.7)	(35.0)	—	(8.2)	—
Other income (loss)	64.7	(10.7)	9.3	15.3	15.0	0.1	1.5	0.9

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	(173.3)	(348.5)	(292.3)	5.1	997.1	(19.9)	42.5	37.7
Income tax recovery (expense)	(3.8)	(261.8)	45.8	9.8	(4.5)	10.0	(1.5)	(15.1)

Predecessor
Predecessor Company	Company

For the Period	For the Period	Three Months Ended
Year Ended August 31,	September 1,	June 1, 2003	November 30,
2002 through	through
1999	2000	2001	2002	May 31, 2003	August 31, 2003	2002	2003

(Dollars in millions, except per share amounts)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	(177.1)	(610.3)	(246.5)	14.9	992.6	(9.9)	41.0	22.6
Cumulative effect of change in accounting principles	—	(27.3)	—	—	(2,205.4)	—	(2,205.4)	—

Income (loss) from continuing operations	(177.1)	(637.6)	(246.5)	14.9	(1,212.8)	(9.9)	(2,164.4)	22.6
Income (loss) from discontinued operations	(941.6)	(1,615.5)	1,672.4	—	—	—	—	—

Net income (loss)	$(1,118.7)	$(2,253.1)	$1,425.9	$14.9	$(1,212.8)	$(9.9)	$(2,164.4)	$22.6

Earnings (loss) per share from continuing operations	$(0.54)	$(1.95)	$(0.76)	$0.05	$(3.72)	$(0.10)	$(6.64)	$0.23
Earnings (loss) per share from discontinued operations	(2.85)	(4.94)	5.13	—	—	—	—	—
Earnings (loss) per share	(3.39)	(6.89)	4.37	0.05	(3.72)	(0.10)	(6.64)	0.23
Dividends per common share	0.186	0.095	—	—	—	—	—	—
Average number of common shares (in millions)	330.2	327.0	325.9	325.9	325.9	100.0	325.9	100.0

Other Financial Data:
Ratio of earnings to fixed charges(a)	—	—	—	1.1x	19.4	x	—	3.3	x	1.9	x

Balance Sheet Data (at period end):
Cash and cash equivalents	$58.2	$108.0	$281.2	$343.5	$23.4	*	$100.3	$258.2	$75.1
Working capital (deficiency)	392.9	(3,169.3)	480.6	482.5	289.0	*	253.2	564.6	413.5
Property and equipment	1,635.7	1,683.1	1,680.7	1,677.7	1,628.9	*	1,669.8	1,668.0	1,652.4
Total assets	6,920.5	6,108.6	6,219.8	6,211.8	3,895.3	*	3,852.7	4,094.4	3,979.5
Total debt	3,145.2	3,627.7	280.2	224.7	1,239.1	*	1,214.5	227.2	1,284.8
Liabilities subject to compromise	—	—	3,978.5	3,977.1	—	*	—	3,977.1	—
Shareholders’ equity (deficiency)	1,913.1	(398.0)	1,029.5	954.1	1,309.3	*	1,290.3	(1,210.2)	1,338.0

*	June 1, 2003 — Fresh Start Balances.

(a)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges consist of interest expense and the portion of operating rental expense management believes represents the interest component of rent expense. The earnings deficiency was $173.3, $348.5, $292.3 and $19.9 during the years ended August 31, 1999, 2000 and 2001 and the three months ended August 31, 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the historical consolidated financial statements and the notes to those statements and other financial information included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in the forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

      In addition, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations provides information on the financial condition and results of operations of the restricted group and on the financial condition and results of operations of the unrestricted subsidiaries. As described in this prospectus, the restricted group consists of all of our subsidiaries other than Greyhound Lines. Greyhound Lines does not guarantee the notes and is not subject to the restrictive covenants in the indenture governing the notes. Please also refer to note 25 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and note 9 of the notes to the consolidated financial statements for the three months ended November 30, 2003 for further information relating to the restricted and unrestricted groups. The unrestricted subsidiaries are referred to as the “Excluded Subsidiaries” under the senior secured credit facility and in note 25 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003.

General

Corporate Overview

      We are primarily a bus and healthcare transportation provider in the United States and Canada. We operate in five reportable segments: education services, public transit services, healthcare transportation services, emergency management services and Greyhound.

      Education services. Through our education services segment, we provide school bus transportation in the United States and Canada. We operate school buses and special education vehicles, primarily under the Laidlaw Transit name. We also use our school bus fleet for charter purposes.

      Public transit services. Through our public transit services segment, we provide municipal transit and paratransit bus transportation within the United States. There are two main businesses within this market: fixed-route municipal bus services, which principally operates in urban areas, and paratransit bus services, for riders with disabilities or who are unable to use scheduled services.

      Healthcare transportation services. We provide healthcare transportation services in the United States. We operate in 32 states primarily under the American Medical Response name. We offer emergency response services, critical care transportation services and non-emergency ambulance and transfer services. We provide joint training, shared staffing and stationing arrangements and contracted dispatching. We also provide comprehensive onsite medical care and transport services for special events.

      Emergency management services. We provide emergency management services in the United States to hospital-based emergency departments, operating primarily under the EmCare name.

      Greyhound. Greyhound provides scheduled inter-city bus transportation services in the United States and Canada and is the only national provider of this service in those areas. Greyhound serves customers by offering scheduled passenger service that connects rural and urban markets throughout the United States and Canada. Greyhound also provides package delivery service, charter bus service and, in certain terminals, food service. In addition, Greyhound provides package tours to major tourist regions in the United States and Canada.

Voluntary Petitions for Reorganization and Emergence from Chapter 11

      On June 28, 2001, the Predecessor Company and five of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330, in

the U.S. Bankruptcy Court. In addition, the Predecessor Company and Laidlaw Investments commenced Canadian insolvency proceedings under the Canada Companies’ Creditors Arrangement Act in the Canadian Court. None of the Predecessor Company’s operating subsidiaries was included in the filings.

      The Predecessor Company reorganized its affairs under the protection of the Bankruptcy Code and the Canadian Companies’ Creditors Arrangement Act and the Plan for itself and the other debtors. On February 27, 2003, the U.S. Bankruptcy Court entered an order confirming the Plan. On February 28, 2003, the Canadian Court issued an order recognizing the U.S. Bankruptcy Court’s confirmation order and implementing it in Canada with respect to the Predecessor Company’s Canadian insolvency proceeding. The Plan provided for the satisfaction of claims against and interests in the Predecessor Company and the other debtors, including the liabilities subject to compromise. On June 6, 2003 the Predecessor Company received final financing commitments and on June 23, 2003, the company emerged from bankruptcy protection. In accordance with the terms of the Plan, the Predecessor Company engaged in an internal restructuring that resulted in the transfer, directly or indirectly, of all the assets of the Predecessor Company to Laidlaw Investments, which domesticated into the United States as a Delaware corporation and changed its name to Laidlaw International, Inc.

Critical Accounting Policies

      The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are our most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Claims Liability and Professional Liability Reserves

      We are self-insured up to certain limits for costs associated with workers’ compensation claims, vehicle accidents, professional liability claims and general business liabilities. Reserves are established for estimates of the loss that we will ultimately incur on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are based upon actuarial valuations that are prepared quarterly by our outside actuaries. The actuarial valuations consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs and ultimate court awards. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.

Revenue Recognition in the Healthcare Services Businesses

      A significant portion of the revenue in our healthcare services businesses is derived from Medicare, Medicaid and private insurance payors that receive discounts from our standard charges (referred to as contractual allowances). Additionally, we are also subject to significant collection risk for services provided to uninsured patients or for the deductible or co-pay portion of services for insured patients (referred to as uncompensated care). We record our healthcare services revenue net of an estimated provision for the contractual allowances and uncompensated care.

      Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not determined medically necessary, or insufficient supporting information was provided. In addition, multiple payors with different requirements can be involved with each claim.

      Management utilizes sophisticated information systems and financial models to estimate the provisions for contractual allowances and uncompensated care. The estimate for contractual allowances is determined on a payor-specific basis and is predominantly based on prior collection experience, adjusted as needed for known changes in reimbursement rates and recent changes in payor mix and patient acuity factors. The estimate for uncompensated care is principally based on historical collection rates, write-off percentages and accounts receivable agings. These estimates are continually analyzed and updated by management by monitoring reimbursement rate trends from governmental and private insurance payors, recent trends in collections from self-pay patients, the ultimate cash collection patterns from all payors, accounts receivable aging trends, operating statistics and ratios, and the overall trends in accounts receivable write-offs.

      The evaluation of these factors, as well as the interpretation of governmental regulations and private insurance contract provisions, involves complex, subjective judgments. As a result of the inherent complexity of these calculations, our actual revenues and net income, and our accounts receivable, could vary from the amounts reported.

Income Tax Valuation Allowance

      As discussed in note 17 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, we have significant net deferred tax assets resulting from net operating losses, or NOL, and interest deduction carry forwards and other deductible temporary differences that will reduce taxable income in future periods. Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all or a portion of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, a company’s recent financial performance, the market environment in which a company operates, tax planning strategies and the length of NOL and interest deduction carryforward period. Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Due to the highly leveraged capital structure (and related interest expense) and uncertainty surrounding the level of debt we would carry post-emergence, management of the Predecessor Company concluded that it was appropriate to record a full valuation allowance against its net deferred income tax assets. Pursuant to the Plan, the level of debt we carried upon emergence from bankruptcy was reduced by approximately $2.6 billion. As a result, management concluded that it was more likely than not that $313.6 million of deferred tax assets would not be realized and, as part of our fresh start adjustment at June 1, 2003, we recorded a valuation allowance for that amount. Certain future events may result in the reduction of the valuation allowance. Up to $313.6 million of such reduction would reduce goodwill and other intangibles in existence at fresh start and thereafter, would be reported as an addition to share premium.

Pension

      Our obligation and expense for pension benefits are determined using actuarial methods that are dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increases as determined by management. The pension plan rate assumptions are shown in note 11 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003. We determine the discount rate based upon yields available on quality long-term corporate bonds (generally by reference to the Moody’s Aa bond index and similar U.S. and Canadian bond indices). The expected return on plan assets is based on plan-specific historical long-term portfolio performance, asset allocations and investment strategies and the views of the plans’ investment advisors. Our rate of increase in future compensation levels is based primarily on labor contracts currently in effect with our employees under collective bargaining agreements and expected future pay rate increases for other employees. In addition, our actuarial consultants also use factors to estimate such items as retirement age and mortality tables, which are primarily based upon historical plan experience. The assumptions and factors we use may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by us. During fiscal 2002 and 2003, we experienced a reduction in interest rates and deterioration in plan returns. If this trend continues, we may have to fund amounts to the pension plans in future years in addition to the funding discussed in note 11 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, whereby we have committed to make substantial cash contributions to the Greyhound Lines Plans, in addition to contributions required under applicable law.

Contingencies

      As discussed in note 22 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain contingencies disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these matters will have a material adverse affect on our consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management’s assumptions relating to these matters or the actual final resolution of these proceedings.

Results of Operations

      As is more fully discussed in note 2 — “Fresh Start Accounting” of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and note 1 — “Basis of Presentation” of the notes to the consolidated financial statements for the three months ended November 30, 2003, we adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” or SOP 90-7. For financial reporting purposes, the effective date of the reorganization was June 1, 2003, and our results of operations and cash flows have been separated as pre-June 1 and post-May 31, 2003 due to a change in basis of accounting in the underlying assets and liabilities. For purposes of the following discussion, we refer to our results prior to June 1, 2003 as results for the Predecessor Company, and we refer to our results after May 31, 2003 as results for our company. The Predecessor Company financial data has been compared in the section “Comparison of the Predecessor Company Revenue for the Nine Months Ended May 31, 2003 to the Year Ended August 31, 2002” and certain financial data for the twelve month period ended August 31, 2003 has been combined (“the combined year ended August 31, 2003”) and discussed in relation to the year ended August 31, 2002 in the section “Combined Year Ended August 31, 2003 Revenue Compared with the Year Ended August 31, 2002.” However, for the reasons described in note 2 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and note 1 of the notes to the consolidated financial statements of the three months ended November 30, 2003 and due to other non-recurring adjustments, the Predecessor Company’s financial statements for the periods prior to our emergence from bankruptcy may not be comparable to our financial statements for the three months ended August 31, 2003 and November 30, 2003, and the Predecessor Company’s results of operations prior to emergence from bankruptcy, including the nine-month period ended May 31, 2003, are not indicative of future results. Readers should, therefore, review this material with caution and not rely on the information concerning the Predecessor Company as being indicative of our future results or providing an accurate comparison of financial performance.

      In addition, the combined year ended August 31, 2003 information presented below does not comply with SOP 90-7, which calls for separate reporting for Laidlaw International and the Predecessor Company.

Three Months Ended November 30, 2003 Compared with the Predecessor Company Three Months Ended November 30, 2002 Results of Operations

			Percentage
	Percentage of Revenue		Increase (Decrease)

	Three Months Ended

	November 30,	November 30,
	2003	2002

Revenue	100.0%	100.0%	4.1%
Compensation expense	56.6	56.6	4.1
Accident claims and professional liability expenses	7.4	8.3	(7.2)
Vehicle related costs	5.8	5.7	5.1
Occupancy costs	4.1	4.2	2.7
Fuel	3.7	3.7	2.1
Depreciation	6.3	6.6	(0.1)
Amortization	0.4	—	NM
Other operating expenses	10.0	10.1	3.9

Income from operating segments	5.7	4.8	24.8
Interest expense	(2.7)	(0.6)
Other financing related expenses	—	(0.7)
Other income	0.1	0.1

Income before income taxes and cumulative effect of a change in accounting principle	3.1	3.6
Income tax expense	(1.2)	(0.1)
Income before cumulative effect of a change in accounting principle	1.9	3.5
Cumulative effect of a change in accounting principle	—	(189.7)

Net income (loss)	1.9%	(186.2)%

Three Months Ended August 31, 2003 and Predecessor Company Nine Months Ended May 31, 2003 and Year Ended August 31, 2003, 2002 and 2001 Results of Operations

						Percentage
	Percentage of Revenue					Increase (Decrease)

						Nine
	Three	Nine				Months
	Months	Months				Ended
	Ended	Ended	Year Ended			May 31,
	August 31,	May 31,	August 31,			2003	Year 2003	Year 2002

	2003	2003	2003	2002	2001	Over 2002	Over 2002	Over 2001

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	(21.4)%	1.1%	0.3%

Compensation expenses	58.3	57.4	57.6	56.9	57.3	(20.7)	2.4	(0.4)
Accident claims expense and professional liability	6.3	6.9	6.8	7.4	7.8	(25.9)	(6.6)	(4.7)
Vehicle related costs	7.5	5.8	6.2	6.1	6.1	(25.7)	1.7	1.9
Occupancy costs	5.2	4.3	4.5	4.6	4.3	(25.6)	(0.2)	5.9
Fuel expense	3.7	3.8	3.8	3.7	4.4	(18.2)	4.4	(16.2)
Depreciation expense	4.8	6.6	6.2	6.1	5.9	(15.6)	2.0	3.6
Amortization expense	0.4	—	0.1	2.0	2.0	(99.0)	(94.0)	(1.1)
Other operating expense	12.6	10.5	10.9	11.8	11.5	(30.6)	(6.6)	3.5

						Percentage
	Percentage of Revenue					Increase (Decrease)

						Nine
	Three	Nine				Months
	Months	Months				Ended
	Ended	Ended	Year Ended			May 31,
	August 31,	May 31,	August 31,			2003	Year 2003	Year 2002

	2003	2003	2003	2002	2001	Over 2002	Over 2002	Over 2001

Income from operating segments	1.2	4.7	3.9	1.4	0.7	162.9	181.4	87.9
Interest expense	(3.2)	(0.6)	(1.1)	(0.6)	(6.1)
Gain on discharge of debt	—	42.5	33.1	—	—
Fresh start accounting adjustments	—	(17.5)	(13.6)	—	—
Other financing related expenses	—	(1.0)	(0.8)	(1.0)	(1.4)
Other income	—	0.5	0.3	0.3	0.2

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(2.0)	28.6	21.8	0.1	(6.6)
Income tax recovery (expense)	1.0	(0.1)	0.1	0.2	1.0

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(1.0)	28.5	21.9	0.3	(5.6)
Cumulative effect of a change in accounting principle	—	(63.3)	(49.2)	—	—

Income (loss) from continuing operations	(1.0)	(34.8)	(27.3)	0.3	(5.6)

Income from discontinued operations	—	—	—	—	37.9

Net income (loss)	(1.0)%	(34.8)%	(27.3)%	0.3%	32.3%

      Several expense categories including compensation expense, vehicle related costs, occupancy costs and other operating expenses historically increase as a percentage of revenue in the last quarter of the fiscal year. This is a result of lower revenue in the fourth quarter as our education services segment experiences a significant decline in revenue due to school vacations whereas a majority of the fixed expenses continue to be absorbed. A notable exception is depreciation, which decreases as a percentage of revenue in the fourth quarter as education services depreciation is lower as fewer miles are driven during the summer period. Accordingly, income from operating segments is historically lower in the last quarter of the fiscal year.

Revenue

      Revenue by business segment and by restricted group and unrestricted group was as follows ($ in millions):

	Revenue

	For the Three Months Ended

					Percentage
	November 30, 2003		November 30, 2002		Increase (Decrease)

Education services	$455.7	37.7%	$456.2	39.2%	(0.1%)
Public transit services	72.1	6.0	70.6	6.1	2.1
Healthcare transportation services	262.0	21.6	247.5	21.3	5.9
Emergency management services	133.4	11.0	113.5	9.8	17.5
Greyhound	287.1	23.7	274.4	23.6	4.6

Total	$1,210.3	100.0%	$1,162.2	100.0%	4.1

Restricted group	$980.1	81.0%	$935.9	80.5%	4.7%
Unrestricted group	230.2	19.0	226.3	19.5	1.7

Total	$1,210.3	100.0%	$1,162.2	100.0%	4.1

	Revenue
	For the Three
	Months Ended
	August 31,

	2003

Education services	$184.9	18.5%
Public transit services	71.0	7.1
Healthcare transportation services	255.9	25.7
Emergency management services	128.6	12.9
Greyhound	356.7	35.8

Total	$997.1	100.0%

Restricted group	$704.8	70.7%
Unrestricted group	292.3	29.3

Total	$997.1	100.0%

	Revenue

			For the Year Ended August 31,

	For the Nine
	Months
	Ended May 31, 2003		2003		2002		2001

Education services	$1,314.8	37.7%	$1,499.7	33.5%	$1,479.7	33.4%	$1,462.1	33.1%
Public transit services	212.1	6.1	283.1	6.3	309.5	7.0	312.1	7.1
Healthcare transportation services	759.3	21.8	1,015.2	22.6	987.9	22.3	958.8	21.7
Emergency management services	352.0	10.1	480.6	10.7	431.3	9.7	430.5	9.7
Greyhound	847.5	24.3	1,204.2	26.9	1,223.7	27.6	1,254.8	28.4

Total	$3,485.7	100.0%	$4,482.8	100.0%	$4,432.1	100.0%	$4,418.3	100.0%

Restricted group	$2,786.2	79.9%	$3,491.0	77.9%	$3,412.2	77.0%	$3,367.8	76.2%
Unrestricted group	699.5	20.1	991.8	22.1	1,019.9	23.0	1,050.5	23.8

Total	$3,485.7	100.0%	$4,482.8	100.0%	$4,432.1	100.0%	$4,418.3	100.0%

	Percentage Increase (Decrease)

		For the Year Ended
	Nine Months	August 31,
	Ended May 31
	2003	Year 2003	Year 2002

	Over Year 2002	Over 2002	Over 2001

Education services	(11.1)%	1.4%	1.2%
Public transit services	(31.5)	(8.5)	(0.8)
Healthcare transportation services	(23.1)	2.8	3.0
Emergency management services	(18.4)	11.4	0.2
Greyhound	(30.7)	(1.6)	(2.5)

Total	(21.4)	1.1	0.3

Restricted group	(18.3)%	2.3%	1.3%
Unrestricted group	(31.4)	(2.8)	(2.9)

Total	(21.4)	1.1	0.3

Three Months Ended November 30, 2003 Revenue Compared with the Predecessor Company Three Months Ended November 30, 2002

      Revenue in the education services segment was flat as the effect of lost business ($29.0 million of which the City of Boston contract comprised $14.2 million) was offset by new contracts ($8.4 million), price increases ($12.8 million), the strengthening of the Canadian currency relative to the U.S. dollar and some internal growth on existing contracts.

      The 2.1% increase in the public transit services revenue was primarily attributable to additional routes and services and, to a lesser extent, price increases.

      The 5.9% increase in revenue in the healthcare transportation services segment is due to fee increases and improved collections resulting in an increase in revenue per transport.

      The 17.5% increase in the emergency management services segment was primarily due to new contracts that resulted in an increased number of visits, as well as an increase in the revenue per visit recorded through improved collections.

      The 4.6% increase in revenue in the Greyhound segment is primarily attributable to an increase in Canadian-based revenue due to the strengthening of the Canadian currency relative to the U.S. dollar and, to a lesser extent, an increase in tour and charter revenue in Greyhound Lines due to new contracts.

      The 4.7% increase in the restricted group revenue was primarily a result of the increase in revenue in the healthcare transportation services and emergency management services segments discussed above.

      The 1.7% increase in the unrestricted group revenue was primarily a result of an increase in tour and charter revenue at Greyhound Lines due to new contracts.

Three Months Ended August 31, 2003

      Due to the seasonal nature of the education services revenue, the corresponding percentage of total revenue generated from this segment is historically lower in the last quarter of the fiscal year. The last fiscal quarter is historically Greyhound’s highest revenue quarter due to the summer travel schedule. Greyhound’s percentage of total revenue in the fourth quarter is therefore correspondingly higher.

      For each of the periods described below, revenue from geographic components are as follows ($ in millions):

	Revenue

	For the Three
	Months Ended
	August 31,

	2003

United States	$911.9	91.5%
Canada	85.2	8.5

Total	$997.1	100.0%

	Revenue

	For the		For the Year Ended August 31,
	Nine Months
	Ended
	May 31, 2003		2003		2002		2001

United States	$3,215.8	92.3%	$4,127.7	92.1%	$4,089.9	92.3%	$4,073.7	92.2%
Canada	269.9	7.7	355.1	7.9	342.2	7.7	344.6	7.8

Total	$3,485.7	100.0%	$4,482.8	100.0%	$4,432.1	100.0%	$4,418.3	100.0%

	Percentage Increase (Decrease)

		For the Year Ended
	Nine Months	August 31,
	Ended
	May 31 2003	Year 2003	Year 2002

	Over Year 2002	Over 2002	Over 2001

United States	(21.4)%	0.9%	0.4%
Canada	(21.1)	3.8	(0.7)

Total	(21.4)	1.1	0.3

      Revenue is predominantly derived from the United States. Canadian based revenue for the three months ended August 31, 2003 was higher than historical levels due to the strengthening of the Canadian currency relative to the U.S. dollar and not an increase in Canadian activities.

Comparison of the Predecessor Company Revenue for the Nine Months Ended May 31, 2003 to the Year Ended August 31, 2002

      Revenue in the nine months ended May 31, 2003 decreased to $3,485.7 million from $4,432.1 million in the year ended August 31, 2002 as it reflects an operating period that is three months shorter than the year ended August 31, 2002.

      The Predecessor Company had no results of operations after the effective date of the Plan. Accordingly, there are three fewer months in the period, which prevents a meaningful comparison between the periods.

Combined Year Ended August 31, 2003 Revenue Compared with Year Ended August 31, 2002

      The combined consolidated financial results for the year ended August 31, 2003, which represents the consolidated financial results for the Predecessor Company for the nine months ended May 31, 2003 and the consolidated results for Laidlaw International for the three months ended August 31, 2003, are compared with the Predecessor Company’s results for the year ended August 31, 2002.

      The net 1.4% increase in the revenue in the education services segment is primarily attributable to price increases which increased revenue approximately 2.4%, new business which increased revenue approximately 2.4%, additional routes which increased revenue approximately 0.3% and the strengthening of the Canadian dollar against the U.S. dollar which increased revenue approximately 0.5%. Offsetting these increases was the effect of business not retained by the education services segment which decreased revenue by 4.2%.

      The 8.5% decrease in revenue in the public transit services segment was due to the loss of contracts representing $56.3 million in revenues which were only partially offset by new contracts ($11.0 million) and price and service increases under certain existing contracts ($18.9 million). Many of the contract losses resulted from low price bidding from competitors and the segment’s refusal to submit marginally profitable bids.

      The 2.8% increase in revenue in the healthcare transportation services segment is primarily due to improved collection and fee increases, resulting in an increase in the revenue per transport recorded.

      The 11.4% increase in revenue in the emergency management services segment is primarily due to an increase in the revenue per visit recorded through a focus on improved documentation and improved collections. The segment also experienced an increase in the volume of visits during 2003 because of new contractual relationships.

      The 1.6% decrease in revenue in the Greyhound segment was primarily due to the slow recovery of the travel services market and the discontinuation of the Golden State Transportation operations. The travel services market continues to be negatively impacted by the general malaise in the U.S. economy, the lingering effect of the war in Iraq and, in Canada, the effects of SARS on the Canadian travel industry. Golden State, a 51.4% owned subsidiary, ceased operations effective August 20, 2002 and filed a voluntary petition for bankruptcy on September 30, 2002. Revenue from Golden State was $27.6 million in 2002.

      The 2.3% increase in revenue in the restricted group is primarily due to revenue increases in the healthcare transportation services and emergency management services segment as discussed above. Modest increases in Greyhound Canada and education services offset declines incurred in the public transit services segment.

      The 2.8% decrease in revenue in the unrestricted group is primarily due to the slow recovery of the travel services market and the discontinuation of the Golden State operations. The travel services market continues to be negatively impacted by the general malaise in the U.S. economy and the lingering effect of the war in Iraq.

Year Ended August 31, 2002 Revenue Compared with Year Ended August 31, 2001

      The 1.2% increased revenue in the education services segment is primarily attributable to price and volume growth. Contract price increases and additional routes more than offset contracts lost. Contracts lost during the year include contracts in Anchorage, Alaska; Indianapolis, Indiana and the voluntary exit from the contract in Baltimore, Maryland. The period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

      The slight decrease (less than 1%) in the public transit services revenue was primarily attributable to the loss of contracts, most of which occurred in late fiscal 2001 and consisted of mainly smaller clients. Additional routes and services and price increases mitigated the impact of the contract losses.

      The increase in revenue in the healthcare transportation services segment is primarily due to an increase in revenue per transport and the renegotiation of a significant ambulance service contract. These increases were partially offset by a reduction in the number of transports provided due to the loss of retail business to other operators.

      The 0.2% increase in the emergency management services segment was primarily due to the sale of previously written off accounts receivables offset by some contract terminations in early fiscal 2001.

      The 2.5% decrease in revenue in Greyhound segment is primarily attributable to a decline in passengers, which was partially offset by increases in average revenue per passenger over the same period in fiscal 2001. The decline in passengers was due to reduced ridership and travel service cancellations because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The increase in average revenue per passenger was due to a significant increase in the average trip length. We believe that the increase in trip length was a result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. The period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

      The 1.3% increase in revenue in the restricted group is primarily due to revenue increases in the healthcare transportation services segment as discussed above.

      The 2.9% decrease in revenue in the unrestricted group is primarily attributable to a decline in passengers, which was partially offset by increases in average revenue per passenger over the same period in fiscal 2001. The decline in passengers and increase in average revenue per passenger was due to the reasons discussed above in the Greyhound segment.

EBITDA

      EBITDA is presented solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding our ability to service or incur debt. EBITDA is not calculated the same way by all companies. We define EBITDA as income from continuing operations before interest, income taxes, depreciation, amortization, other income, gain on discharge of debt, fresh start accounting adjustments, other financing related expenses and cumulative effect of a change in accounting principles. EBITDA is not intended to represent cash flow for the period, is not presented as an alternative to operating income as an indicator of operating performance, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

      The following is a reconciliation of our EBITDA to the net income (loss) and net cash provided by (used in) operating activities, the GAAP measures management believes to be most directly comparable to EBITDA:

	Three Months Ended

	November 30,	November 30,
	2003	2002

EBITDA	$150.2	$132.1
Depreciation and amortization	(80.7)	(76.4)
Interest expense	(32.7)	(6.5)
Other income	0.9	1.5
Other financing related expenses	—	(8.2)
Income tax expense	(15.1)	(1.5)

Income from continuing operations before cumulative effect of a change in accounting principle	22.6	41.0
Cumulative effect of a change in accounting principle	—	(2,205.4)

Net income (loss)	$22.6	$(2,164.4)

	Three Months Ended

	November 30,	November 30,
	2003	2002

EBITDA	$150.2	$132.1
Cash paid for interest	(20.2)	(11.3)
Cash paid for other financing related expenses	(5.7)	(9.6)
Other income	0.9	1.5
Cash received (paid) for income taxes	1.1	(1.0)
Increase in claims liabilities and professional liability reserves	5.8	28.7
Cash used in financing other working capital items	(184.8)	(135.7)
Decrease (increase) in restricted cash and cash equivalents	1.2	(11.1)
Other	(0.1)	(1.7)

Net cash used in operating activities	$(51.6)	$(8.1)

	Three
	Months	Nine Months
	Ended	Ended
	August 31,	May 31,	Year Ended August 31,

	2003	2003	2003	2002	2001

EBITDA	$63.6	$392.8	$456.4	$421.0	$383.4
Depreciation and amortization	(52.1)	(229.3)	(281.4)	(358.8)	(350.3)
Interest expense	(31.5)	(19.6)	(51.1)	(27.7)	(270.9)
Gain on discharge of debt	—	1,482.8	1,482.8	—	—
Other income	0.1	15.0	15.1	15.3	9.3
Fresh start accounting adjustments	—	(609.6)	(609.6)	—	—
Other financing related expenses	—	(35.0)	(35.0)	(44.7)	(63.8)
Income tax recovery (expense)	10.0	(4.5)	5.5	9.8	45.8

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(9.9)	992.6	982.7	14.9	(246.5)
Cumulative effect of a change in accounting principle	—	(2,205.4)	(2,205.4)	—	—

Net income (loss) from continuing operations	(9.9)	(1,212.8)	(1,222.7)	14.9	(246.5)
Income from discontinued operations	—	—	—	—	1,672.4

Net income (loss)	$(9.9)	$(1,212.8)	$(1,222.7)	$14.9	$1,425.9

	Three
	Months	Nine Months
	Ended	Ended
	August 31,	May 31,	Year Ended August 31,

	2003	2003	2003	2002	2001

EBITDA	$63.6	$392.8	$456.4	$421.0	$383.4
Cash paid for interest	(12.3)	(25.0)	(37.3)	(31.9)	(30.4)
Cash paid for other financing related expenses	(15.2)	(23.4)	(38.6)	(38.7)	(58.4)
Other income	0.1	15.0	15.1	15.3	2.7
Cash received for income taxes	8.3	4.4	12.7	10.4	51.0
Increase in claims liabilities and professional liability reserves	4.7	56.1	60.8	61.6	126.9
Pension contribution per the PBGC Agreement	—	(50.0)	(50.0)	—	—
Increase in pension liability	0.6	0.7	1.3	—	—
Cash provided by (used in financing) other working capital items	144.9	(147.1)	(2.2)	46.2	(43.2)
Decrease (increase) in restricted cash and cash equivalents	(0.7)	0.9	0.2	(38.6)	8.2
Other	(7.0)	(15.9)	(22.9)	(11.5)	7.5

Net cash provided by operating activities	$187.0	$208.5	$395.5	$433.8	$447.7

Net cash used in investing activities	$(76.0)	$(364.6)	$(440.6)	$(275.7)	$(281.5)
Net cash provided by (used in) financing activities	$(34.1)	$(164.0)	$(198.1)	$(95.8)	$7.0

      EBITDA by segment and by restricted group and unrestricted group are as follows ($ in millions):

	EBITDA

	For the Three Months Ended

					Percentage
	November 30,		November 30,		Increase
	2003		2002		(Decrease)

Education services	$109.5	72.9%	$106.6	80.7%	2.7%
Public transit services	0.5	0.3	(0.1)	(0.1)	NM
Healthcare transportation services	19.0	12.6	19.1	14.4	(0.5)
Emergency management services	10.6	7.1	8.0	6.1	32.5
Greyhound	10.6	7.1	(1.5)	(1.1)	NM

Total	$150.2	100.0%	$132.1	100.0%	13.7

Restricted group	$141.4	94.1%	$131.3	99.4%	7.7%
Unrestricted group	8.8	5.9	0.8	0.6	NM

Total	$150.2	100.0%	$132.1	100.0%	13.7

	EBITDA
	For the Three
	Months Ended
	August 31,

	2003

Education services	$(21.7)	(34.1)%
Public transit services	9.2	14.5
Healthcare transportation services	7.6	11.9
Emergency management services	7.3	11.5
Greyhound	61.2	96.2

Total	$63.6	100.0%

Restricted group	$14.5	22.8%
Unrestricted group	49.1	77.2

Total	$63.6	100.0%

	EBITDA

	For the Nine		For the Year Ended August 31,
	Months
	Ended May 31,
	2003		2003		2002		2001

Education services	$302.0	76.9%	$280.3	61.4%	$272.7	64.8%	$258.3	67.4%
Public transit services	7.3	1.8	16.5	3.6	(1.7)	(0.4)	11.6	3.0
Healthcare transportation services	55.8	14.2	63.4	13.9	76.0	18.1	23.2	6.1
Emergency management services	21.9	5.6	29.2	6.4	20.4	4.8	5.0	1.3
Greyhound	5.8	1.5	67.0	14.7	53.6	12.7	85.3	22.2

Total	$392.8	100.0%	$456.4	100.0%	$421.0	100.0%	$383.4	100.0%

Restricted group	$391.9	99.8%	$406.4	89.0%	$354.2	84.1%	$285.5	74.5%
Unrestricted group	0.9	0.2	50.0	11.0	66.8	15.9	97.9	25.5

Total	$392.8	100.0%	$456.4	100.0%	$421.0	100.0%	$383.4	100.0%

	Percentage Increase (Decrease)

		For the Year Ended
	For the Nine	August 31,
	Months Ended
	May 31, 2003	Year 2003	Year 2002

	Over Year 2002	Over 2002	Over 2001

Education services	10.7%	2.8%	5.6%
Public transit services	NM	NM	NM
Healthcare transportation services	(26.6)	(16.6)	227.6
Emergency management services	7.4	43.1	308.0
Greyhound	(89.2)	25.0	(37.2)

Total	(6.7)	8.4	9.8

Restricted group	10.6%	14.7%	24.1%
Unrestricted group	(98.7)	(25.1)	(31.8)

Total	(6.7)	8.4	9.8

Income from Operations Before Depreciation and Amortization

      The following is a discussion of factors affecting the income from operations before depreciation and amortization, of our business segments for the reported periods. Note 23 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and note 8 of the notes to the consolidated financial statements for the three months ended November 30, 2003 show income from operations before depreciation and amortization for each of our business segments.

Three Months Ended November 30, 2003 Compared to Predecessor Company Three Months Ended November 30, 2002

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the education services segment was $2.9 million higher than the three months ended November 30, 2002. Reduced accident claims costs and a strengthening of the Canadian currency relative to the U.S. dollar were the primary factors.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the public transit services segment was $0.6 million higher than 2002. The contribution associated with increased revenue and lower accident claims costs were the primary reasons for the increase.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the healthcare transportation services segment was $0.1 million lower than 2002, as the increase in revenue was offset by increased compensation expenses.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the emergency management services segment increased $2.6 million from 2002. The increase was primarily due to the contribution from the increased revenue.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the Greyhound segment was $12.1 million higher than the three months ended November 30, 2002. The increase is principally the result of significant cost reductions at Greyhound Lines due to reduced miles operated and head count reductions as well as contributions from revenue increases.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the restricted group was $10.1 million higher than the three months ended November 30, 2002 due to improvements in all segments as discussed above.

      In the three months ended November 30, 2003, the income from operations before depreciation and amortization in the unrestricted group was $8.0 million higher than the three months ended November 30, 2002 due to cost reduction initiatives taken at Greyhound Lines.

Three Months Ended August 31, 2003

      Income from operations before depreciation and amortization for the three months ended August 31, 2003 is historically lower than the other quarters due to the seasonality of the education services segment revenue as discussed previously. While revenue declines significantly, many of the corresponding expenses including general and administrative salaries, occupancy costs and vehicle related costs are incurred fairly evenly throughout the year.

      The public transit services segment’s fourth quarter income from operations before depreciation and amortization benefited from a reduction in the actuarial estimate of the cost to settle prior year insurance claims and is unusually high. The healthcare transportation services segment’s fourth quarter income from operations before depreciation and amortization was lower due to an increase in the actuarial estimate of the cost to settle prior years insurance claims.

      Greyhound’s fourth quarter income from operations before depreciation and amortization is historically strong due to the seasonality of its revenue as previously discussed.

Comparison of the Predecessor Company Income from Operations Before Depreciation and Amortization for the Nine Months Ended May 31, 2003 to the Year Ended August 31, 2002

      Income from operations before depreciation and amortization in the period September 1, 2002 through May 31, 2003 decreased to $392.8 million from $421.0 million in the year ended August 31, 2002 as it reflects an operating period that is three months shorter than the year ended August 31, 2002. In addition, the decrease is partially offset by virtue of the seasonality of the fourth quarter, which is historically the lowest income from operations before depreciation and amortization quarter.

Combined Year Ended August 31, 2003 Compared with Year Ended August 31, 2002

      The combined consolidated financial results for the year ended August 31, 2003, which represents the consolidated financial results for the Predecessor Company for the nine months ended May 31, 2003 and the consolidated results for Laidlaw International for the three months ended August 31, 2003, are compared with the Predecessor Company’s results for the year ended August 31, 2002. As noted above, these periods are not necessarily comparable.

      In the year ended August 31, 2003, the increase of $7.6 million in income from operations before depreciation and amortization in the education services segment over the year ended August 31, 2002 was principally due to lower recruiting and training expenses of $1.0 million, lower legal and other administrative expenses of $1.7 million, and other reduced operating expenses of $4.0 million, including the absence of one-time charges incurred in the prior year relating to the exit of certain contracts in Alaska.

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the public transit services segment increased $18.2 million over the year ended August 31, 2002. This increase was the result of a significant decline in accident claims costs of approximately $22.5 million. The segment also experienced an increase in health and welfare benefit costs ($1.9 million), primarily driven by increased cost of medical coverage for employees and a reduction in contribution due to the revenue decline.

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the healthcare transportation services segment decreased $12.6 million from the year ended August 31, 2002. The decrease in the profit margins is primarily due to increased accident claims costs, increased wages, and an increase in health and welfare benefits. The increase in accident claims costs of $31.1 million was primarily a result of an increase of approximately $17.1 million in the actuarial estimate of the costs required to settle prior years’ accident claims (predominantly workers compensation). These expense increases were partially offset by an increase in the revenue per transport.

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the emergency management services segment was $8.8 million higher than the year ended August 31, 2002 due primarily to an increase in revenue per visit. The increase in revenue per visit was offset by an increase in physician wages and malpractice claims costs.

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the Greyhound segment increased $13.4 million over the year ended August 31, 2002. The increase was primarily due to unusually high accident claims costs in the prior year. Accident claims costs declined $38.5 million over the prior year. Offsetting this somewhat was a reduction in ridership in both the core line haul business and the travel and charter business as well as increased fuel prices. Fuel costs, which can normally be passed through to the customer by raising ticket prices, have been absorbed by the segment because of the continued weakness in the travel industry.

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the restricted group was $52.2 million higher than the year ended August 31, 2002 primarily as a result of the public transit services segment ($22.5 million) and the unusually high accident claims costs in the prior year related to adverse developments on pre-September 1, 2001 Greyhound Lines, Inc. claims that we insured, subject to a low deductible policy ($36.5 million).

      In the year ended August 31, 2003, the income from operations before depreciation and amortization in the unrestricted group decreased $16.8 million from the year ended August 31, 2002. The decrease was primarily due to reduction in ridership in both the core line haul business and the travel and charter business as well as increased fuel prices. Fuel costs, which can normally be passed through to the customer by raising ticket prices, have been absorbed by the unrestricted group because of the continued weakness in the travel industry.

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001

      In fiscal 2002, the income from operations before depreciation and amortization in the education services segment was $14.4 million higher than 2001. Price increases, reduced fuel prices and reduced accident claims costs ($5.5 million) more than offset the increases in wages and benefits experienced throughout the segment.

      In fiscal 2002, the income from operations before depreciation and amortization in the public transit services segment was $13.3 million lower than 2001. Increases in wage costs associated with driver shortages and benefits, increased costs of medical coverage for employees of over 20% and higher accident claims costs ($7.6 million) were the primary reasons for the decline. Lower fuel prices partially offset the declines.

      In fiscal 2002, the income from operations before depreciation and amortization in the healthcare transportation services segment was $52.8 million higher than 2001. The increase is due to reduced accident claims costs of $35.8 million, an increase in revenue per transport as a result of an improvement in cash collections and a reduction in a significant charge taken during fiscal 2001. In fiscal 2001, a provision of $19.5 million was recorded for the settlement of government audits of the unit’s Medicare and Medicaid reimbursement claims. In fiscal 2002, an additional provision of $3.5 million was recorded for settlement of government audits of the unit’s Medicare and Medicaid reimbursement claims. These items were partially offset by an increase in paramedic wages to remain competitive in a labor market experiencing low unemployment rates.

      In fiscal 2002, the income from operations before depreciation and amortization in the emergency management services segment increased $15.4 million from 2001. The increase was primarily due to a one time benefit of $4 million from the sale of an old account receivable and a reduction in a significant charge taken during 2001. In fiscal 2001, a provision of $17 million was recorded for the estimated exposure at that time on the Predecessor Company’s preferential liability insurance with PHICO. PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania on February 1, 2002, leaving the Predecessor Company exposed for amounts not covered by the insurance guarantee funds provided by the respective states the professional liability claims originated. In fiscal 2002, an additional $5 million provision was recorded for the estimated exposure on the Predecessor Company’s professional liability insurance with PHICO. These items were partially offset by an increase in physician wages and increased professional liability costs.

      In fiscal 2002, the income from operations before depreciation and amortization in the Greyhound segment was $31.7 million lower than 2001. Accident claims costs increased by $21.4 million primarily due to an increase in actuarial estimates of costs to settle prior years’ accident claims. In addition, reduced ridership, an increase in the proportion of revenue derived from long haul ticket sales, increased security costs and the write-off of the Golden State investment also contributed to the decline. The decrease in overall ridership is because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel prices and the general economic downturn. The increase in proportion of revenue derived from long haul ticket sales is the result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. Security costs have also increased in response to the September 11 and October 3, 2001 incidents.

      In fiscal 2002, the income from operations before depreciation and amortization in the restricted group increased $68.7 million from 2001. The increase was principally due to an increase in the healthcare transportation services segment of $52.8 million and an increase of $15.4 million in the emergency management services segment as discussed above.

      In fiscal 2002, the income from operations before depreciation and amortization in the unrestricted group was $31.1 million lower than 2001 principally due to the reasons discussed above in the Greyhound segment.

Depreciation Expense

      Depreciation expense for the three months ended November 30, 2003 was basically unchanged from the three months ended November 30, 2002, reflecting a $1.6 million increase in depreciation for the restricted group and a $1.7 million decrease in depreciation for the unrestricted group.

      Depreciation expense for the three months ended August 31, 2003 was $47.7 million or 4.8% of revenue. Depreciation expense is historically lower in the last fiscal quarter of the year due to education services driving fewer miles during the summer period. The fresh start adjustment to fixed assets also resulted in reduced depreciation expense. See note 2 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 included elsewhere in this prospectus.

      Depreciation expense for the Predecessor Company for the nine months ended May 31, 2003 was $228.4 million, or 6.6% of revenue, compared to $270.6 million, or 6.1% of revenue, for the year ended August 31, 2002 as it reflects an operating period that is three months shorter than the year ended August 31, 2002.

      Depreciation expense for the combined year ended August 31, 2003 was $276.1 million, $5.5 million higher than the year ended August 31, 2002 (of which $0.5 million of the increase was attributable to the unrestricted group) due to equipment purchases (mostly vehicles) during the year that were more expensive than the original cost of the equipment being replaced.

      Similarly, depreciation expense for the year ended August 31, 2002 increased $9.5 million to $270.6 from the year ended August 31, 2001, of which $5.5 million of the increase was attributable to the unrestricted group. The increase was due to equipment purchases, largely vehicles, during fiscal 2002 that were more expensive than the original cost of the equipment being retired. As a result, depreciation expense increased.

Amortization Expense

      Amortization expense for the three months ended November 30, 2003 increased $4.4 million to $4.6 million from $0.2 million due to the amortization of contract values and customer relationships that were established at fresh start. No amortization related to the unrestricted group.

      Amortization expense in the three months ended August 31, 2003 was $4.4 million and was primarily the amortization of contracts and customer relationships recorded as fresh start adjustments.

      Amortization expense for the Predecessor Company for the nine months ended May 31, 2003 was $0.9 million compared to $88.2 million in the year ended August 31, 2002. The decrease is a result of goodwill no longer being amortized. Instead, it is tested for impairment on at least an annual basis. This change in policy is due to new accounting rules implemented on September 1, 2002. See “— Cumulative Effect of Change in Accounting Principle.” The amount of amortization expense relating to goodwill recorded during the year ended August 31, 2002 totaled $87.1 million.

      Amortization expense for the combined year ended August 31, 2003 decreased $82.9 million (of which $12.0 million was attributable to the unrestricted group) to $5.3 million from $88.2 million in the year ended August 31, 2002 for the same reason described above.

      Amortization expense for the Predecessor Company for the year ended August 31, 2002 decreased slightly to $88.2 million from $89.2 million in fiscal 2001.

Interest Expense

      In the three months ended November 30, 2003, interest expense increased to $32.7 million from $6.5 million in the three months ended November 30, 2002. The increase is primarily due to interest incurred on long-term debt associated with our senior secured credit facility and the notes. No interest expense was incurred on prepetition debt for the three months ended November 30, 2002. Interest expense for the unrestricted group increased $1.7 million, reflecting a higher effective interest rate on borrowings as a result of discounts on long-term debt recorded as fair value adjustments at fresh start.

      Interest expense for the three months ended August 31, 2003 was $31.5 million and reflects interest charges on our $825.0 million senior secured credit facility, the notes and the Greyhound Facility.

      If the senior secured credit facility and the notes had been outstanding for the full three months, additional interest expense of approximately $2.8 million would have been incurred.

      Interest expense for the Predecessor Company for the nine months ended May 31, 2003 was $19.6 million compared to $27.7 million for the year ended August 31, 2002 as it reflects an operating period that is three months shorter. The $27.7 million of interest expense incurred in fiscal 2002 reflected a full year of interest on the Greyhound Facility and small amounts of interest bearing debt at the subsidiary level.

      In the combined year ended August 31, 2003, interest expense increased to $51.1 million from $27.7 million in the year ended August 31, 2002. The increase is primarily due to interest incurred on long-term debt associated with our senior secured credit facility and the notes and a $0.6 million increase in interest expense for the unrestricted group due to slightly higher levels of borrowings. No interest expense was incurred on prepetition debt of the debtors for the nine months ended May 31, 2003 and for the year ended August 31, 2002. The total interest on prepetition debt that was not incurred during fiscal 2003 was approximately $214.1 million, compared to $274.2 million for fiscal 2002.

      In fiscal 2002, interest expense decreased by 89.8% to $27.7 million from $270.9 million in 2001. No interest expense was accrued on prepetition debt of the Predecessor Company and the other debtors for fiscal 2002 and after June 28, 2001 for fiscal 2001. The total interest on prepetition debt that was not accrued during 2002 was approximately $274.2 million, compared to $50.3 million in fiscal 2001. Including this interest, total interest expense for fiscal 2002 would have been approximately $301.9 million, representing a 6.0% decrease from $321.2 million for the prior period. The majority of this decrease was due to a decrease in the cost of borrowing as a result of prevailing interest rates. Interest expense for the unrestricted group increased $0.5 million during fiscal 2002 due to slightly higher borrowing levels.

Gain on Discharge of Debt

      As is more fully discussed in note 1 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, as part of the reorganization and emergence from chapter 11, liabilities subject to compromise of the Predecessor Company in the amount of $3,977.1 million were discharged. As satisfaction of the liabilities subject to compromise, the Predecessor Company’s creditors received $1,185.0 million in cash and 100 million shares of Laidlaw International common stock with a value of $1,309.3 million. The resulting $1,482.8 million gain on discharge of debt has been recorded in the consolidated statement of operations for the period from September 1, 2002 through May 31, 2003. The gain on discharge of debt related only to the restricted group.

Fresh Start Accounting Adjustments

      We applied fresh start accounting pursuant to the guidance provided by SOP 90-7. For financial reporting purposes, the effective date of the Plan was considered to be June 1, 2003. In accordance with the principles of fresh start accounting, we have adjusted our assets and liabilities to their estimated fair values as of June 1, 2003 with the excess of the reorganization value over the fair value of our tangible and identifiable intangible assets reported as goodwill in the consolidated balance sheets. The net effect of all fresh start accounting adjustments resulted in a loss of $609.6 million, which is reflected in the Predecessor Company’s results for the period from September 1, 2002 through May 31, 2003. The restricted group’s loss as a result of the fresh start accounting adjustment was $514.8 million and the unrestricted group’s loss was $94.8 million.

Other Financing Related Expenses

      For the three months ended November 30, 2003, there were no other financing related expenses as all expenses were incurred prior to the reorganization.

      Other financing related expenses for the Predecessor Company for the three months ended November 30, 2002 were $8.2 million (of which none was attributable to the unrestricted group). Other financing related expenses principally represent professional fees and other costs incurred by the Predecessor Company. The professional fees and other costs include financing, accounting, legal and consulting services incurred during the reorganization process.

      For the three months ended August 31, 2003, there were no other financing related expenses as all such expenses were incurred prior to the reorganization. See note 16 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 included elsewhere in this prospectus.

      Other financing related expenses for the Predecessor Company for the nine months ended May 31, 2003 were $35.0 million (of which none was attributable to the unrestricted group) compared to $44.7 million for the year ended August 31, 2002. Other financing related expenses principally represent professional fees and other costs incurred by the Predecessor Company. The professional fees and other costs include financing, accounting, legal and consulting services incurred during the reorganization process.

      During the year ended August 31, 2002, professional fees and other costs decreased $19.1 million (of which $0.9 million of the decrease was attributable to the unrestricted group) to $44.7 million from $63.8 million in the year ended August 31, 2001. This decrease was a result of higher fees incurred in fiscal 2001 associated with the reorganization.

Other Income

      Other income was $0.9 million in the three months ended November 30, 2003, relatively unchanged from the $1.5 million in the three months ended November 30, 2002.

      Other income was $0.1 million in the three months ended August 31, 2003.

      Other income for the Predecessor Company for the nine months ended May 31, 2003 was $15.0 million compared to $15.3 million for the year ended August 31, 2002. The amount was proportionately higher because of $12.5 million relating to the settlement of certain Predecessor Company legal claims, partially offset by lower returns in the Predecessor Company’s investment portfolios.

      Other income for the combined year ended August 31, 2003 was $15.1 million, down slightly from $15.3 million in the year ended August 31, 2002, reflecting a $1.3 million reduction in other income from the unrestricted group due to lower gains on sales of investments.

      In fiscal 2002, other income increased $6.0 million (of which $3.3 million was attributable to the unrestricted group) to $15.3 million from $9.3 million in fiscal 2001. Fiscal 2001 included a $6.6 million loss realized on the sale of certain investments and $9.5 million of refund interest recorded as part of Irish tax refunds. Excluding these items, the prior year income of $6.4 million increased to $15.3 million because of $4.2 million received for various notes receivable previously written off and the reversal of $6.0 million in contingency accruals no longer required. Partially offsetting these amounts were lower returns experienced on the Predecessor Company’s investment portfolio.

Cumulative Effect of a Change in Accounting Principle

      Effective September 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles,” or SFAS 142, and, as a result, we ceased to amortize goodwill. SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value and the carrying amount of the goodwill exceeds its estimated fair value. To determine estimated fair value of the reporting units, we utilized independent valuations of the underlying businesses.

      On adoption, we completed the transitional impairment assessment as required by SFAS 142 and determined that the carrying value of certain of our operations exceeded their fair value. As a result, we recorded a non-cash charge of $2,205.4 million on September 1, 2002 as a cumulative effect of a change in accounting principle. The restricted group recorded a loss of $1,775.9 million and the unrestricted group recorded a loss of $429.5 million.

Income Tax Expense

      Income tax expense for the three months ended November 30, 2003 was $15.1 million compared to $1.5 million in the three months ended November 30, 2002. Tax expense in the prior period only represented estimated cash taxes as the Predecessor Company had established a full valuation allowance against its net deferred tax assets. Of the $15.1 million provided in the three months ended November 30, 2003, $1.0 million represents cash taxes payable and the balance reflects the utilization of deferred tax assets.

      Income tax expense for the three months ended August 31, 2003 was a $10.0 million recovery, reflecting a recovery on the net loss before tax incurred.

      For the Predecessor Company for the nine months ended May 31, 2003, income tax expense was $4.5 million compared to a recovery of $9.8 million in the year ended August 31, 2002. The increase was a result of the Predecessor Company reducing reserves in 2002 that were previously set up regarding U.S. Internal Revenue Services, or the IRS, audits because the IRS filed an amended claim in the Predecessor Company’s restructuring proceedings that was less than the previous claim filed.

      Income tax for the combined year ended August 31, 2003 was a $5.5 million recovery compared to a recovery of $9.8 million in the fiscal year ended August 31, 2002 for the same reason noted previously.

      During fiscal 2001, the Predecessor Company recorded $60.0 million in income tax refunds previously not recognized relating to its Irish subsidiary. The refunds are a result of intercompany loan losses taken in that subsidiary.

      See also note 17 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003.

Income From Discontinued Operations

      Healthcare Businesses. During fiscal 2001, the Predecessor Company concluded that the previously announced disposal of the healthcare businesses was no longer in the best interests of its stakeholders. The healthcare businesses were therefore reinstated as continuing operations in fiscal 2001.

      As a result of recontinuing the healthcare businesses in fiscal 2001, the Predecessor Company reversed the remaining provision for loss on sale of discontinued operations. This reversal totaled $1,927.6 million, or $5.91 per share, in fiscal 2001.

      Safety-Kleen Corp. The Predecessor Company owned 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

      During fiscal 2001, the Predecessor Company abandoned its investment in Safety-Kleen. As a result, a charge of $255.2 million was recorded in discontinued operations to reflect the impairment charge and other losses on the Safety-Kleen investment.

      There was no income from discontinued operations for the unrestricted group in each of the periods.

Net Income (Loss) and Earnings (Loss) Per Share

      For the three months ended November 30, 2003, the net income was $22.6 million or $0.23 per share. The weighted average number of common shares was 100.0 million.

      The net loss of the Predecessor Company was $(2,164.4) million or $(6.64) per share for the three months ended November 30, 2002. The weighted average number of common shares of the Predecessor Company for the period was 325.9 million.

      For the three months ended August 31, 2003, the net loss was $9.9 million or $0.10 per share. The weighted average number of common shares was 100.0 million.

      The net loss of the Predecessor Company was $1,212.8 million or $3.72 per share for the nine months ended May 31, 2003. Net income was $14.9 million or $0.05 per share and $1,425.9 million or $4.37 per share for the years ended August 31, 2002 and 2001, respectively. The weighted average number of common shares of the Predecessor Company for each of the periods was 325.9 million. The net loss of the unrestricted group was $555.0 million for the year ended August 31, 2003. Net income (loss) was ($12.1) million and $19.2 million for the years ended August 31, 2002 and 2001, respectively.

Financial Condition

      As of August 31, 2003 and August 31, 2002, our capital consisted of ($ in millions):

			Predecessor
			Company

	August 31, 2003		August 31, 2002		Change

Long-term debt (including the current portion)	$1,214.5	44.5%	$224.7	4.3%	$989.8
Pension liability	225.7	8.3	64.8	1.2	160.9
Liabilities subject to compromise	—	—	3,977.1	76.2	(3,977.1)
Shareholders’ equity	1,290.3	47.2	954.1	18.3	336.2

	$2,730.5	100.0%	$5,220.7	100.0%	$(2,490.2)

      As a part of our emergence from chapter 11, we entered into a senior secured credit facility of $825 million and issued the outstanding notes of $406 million. Approximately $1.0 billion of this financing was used to fund a portion of the distributions to the debtors’ creditors.

      The $989.8 million increase in long-term debt is primarily a result of borrowings associated with the senior secured credit facility and the outstanding notes.

      The $160.9 million increase in the pension liability is primarily due to the increased actuarial deficit in the pension plans, of which $156.0 million of the increase is attributable to the unrestricted group.

      The decrease in the liabilities subject to compromise is a result of the discharge of those liabilities by the U.S. Bankruptcy Court.

      Shareholders’ equity increased by $336.2 million as a result of the distribution of new common shares, a reversal of previous deficits, share capital and accumulated other comprehensive losses, offset by the comprehensive loss in the year and a $448.9 million net loss in the unrestricted group.

      As of August 31, 2003 and August 31, 2002, the capital of the restricted group consisted of ($ in millions):

			Predecessor
			Company

	August 31, 2003		August 31, 2002		Change

Long-term debt (including the current portion)	$1,048.2	45.6%	$39.6	0.9%	$1,008.6
Pension liability	4.9	0.2	—	—	4.9
Liabilities subject to compromise	—	—	3,977.1	88.9	(3,977.1)
Shareholders’ equity*	1,243.9	54.2	458.8	10.2	785.1

	$2,297.0	100.0%	$4,475.5	100.0%	$(2,178.5)

*	including intercompany balances

      As of August 31, 2003 and August 31, 2002, the capital of the unrestricted group consisted of ($ in millions):

			Predecessor
			Company

	August 31, 2003		August 31, 2002		Change

Long-term debt (including the current portion)	$166.3	38.4%	$185.1	24.8%	$(18.8)
Pension liability	220.8	50.9	64.8	8.7	156.0
Liabilities subject to compromise	—	—	—	—	—
Shareholders’ equity*	46.4	10.7	495.3	66.5	(448.9)

	$433.5	100.0%	$745.2	100.0%	$(311.7)

*	including intercompany balances

Liquidity and Capital Resources

      Three Months Ended November 30, 2003. For the three months ended November 30, 2003, cash used in operating activities was $51.6 million (of which $1.8 million was attributable to the unrestricted group) compared to $8.1 million in the three months ended November 30, 2002. The increase in cash used in operating activities of $43.5 million is primarily a result of the increase in cash used to finance working capital of $34.4 million, principally associated with increased accounts receivable in both the healthcare transportation and emergency management services segments as a result of revenue growth.

      Net expenditures for the purchase of capital assets for normal replacement requirements and increases in service decreased to $39.3 million in the three months ended November 30, 2003 from $67.6 million for the three months ended November 30, 2002. This decrease is primarily a result of curtailed capital spending. No portion of the purchases of capital assets for the reported periods were financed by notes payable, operating leases and/or capital leases.

      We require significant cash flows to finance capital expenditures and to meet our debt service and other continuing obligations. Although we will continue to be substantially leveraged, we believe that borrowings under the revolving credit facility of the senior secured credit facility, together with existing cash and cash flow from operations, will be sufficient to fund our anticipated capital expenditures and working capital requirements for the foreseeable future, including payment obligations under our indebtedness and other commitments described below.

      Three Years Ended August 31, 2003. For the three months ended August 31, 2003, cash provided from operating activities was $187.0 million. This is primarily a result of cash provided by working capital items.

Accounts receivable in the education services segment typically decline in the fourth quarter due to the seasonality of the revenue contracts.

      Cash provided by operating activities decreased by $38.3 million to $395.5 million in the combined year ended August 31, 2003, primarily due to the $50.0 million contribution pursuant to the PBGC Agreement. In the year ended August 31, 2002, cash provided by continuing operating activities totalled $433.8 million, of which $116.7 million was attributable to the unrestricted group.

      Cash and cash equivalents were $100.3 million, $23.4 million and $343.5 million at August 31, 2003, June 1, 2003 and August 31, 2002 respectively, of which $45.2 million, $15.9 million and $19.7 million were attributable to the unrestricted group.

      Since August 31, 2002, working capital, excluding the current portion of long-term debt, has decreased by $180.2 million to $322.6 million at August 31, 2003. This decrease is primarily a result of the disbursement of cash of over $200 million, net of new financing received, associated with our emergence from chapter 11.

      The $81.4 million of the restricted cash and cash equivalents and short-term deposits and marketable securities are assets of our wholly owned insurance subsidiaries in the restricted group and are used to support our self-insurance program. If these amounts are withdrawn from the subsidiaries, they would have to be replaced by other suitable financial assurances.

Pension Plan Funding Requirements

      In connection with our bankruptcy reorganization, we have agreed with the PBGC to the economic terms relating to claims asserted by them against us regarding the funding levels of the Greyhound Lines Plans. Under the PBGC Agreement, upon the consummation of the Plan on June 23, 2003, we and our subsidiaries contributed $50 million in cash to the Greyhound Lines Plans and issued approximately 3.8 million shares of our common stock equal in value to $50 million to a trust, or Pension Plan Trust. Further, we will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004.

      The trustee of the Pension Plan Trust will sell the common stock at our direction as soon as practicable, but in no event later than December 31, 2004. All proceeds from the common stock sales will be contributed directly to the Greyhound Lines Plans. If the proceeds from the common stock sales exceed $50 million, the excess amount may be credited against any future required minimum funding obligations of the Laidlaw group, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the common stock sales are less than $50 million, we will be required to contribute the amount of the shortfall in cash to the pension plans in December 2004. Further, as discussed above, we will contribute an additional $50 million in cash to the pension plans in June 2004. These contributions and transfers will be in addition to the minimum funding obligations to the pensions plans, if any, required under current regulations. The PBGC has a second priority lien on the assets of some of our operating subsidiaries (other than Greyhound Lines). At August 31, 2003, all 3.8 million shares of our common stock remained in the Pension Plan Trust. Based upon the closing price of the common stock on the New York Stock Exchange, the shares had an aggregate market value of $54.8 million at March 15, 2004.

      The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2003. Based upon current regulations and plan asset values at August 31, 2003, and assuming annual investment returns exceed 3% and that the contributions required under the PBGC Agreement are made along the timeframe outlined above, we do not anticipate any significant additional minimum funding requirements for the ATU Plan over the next several years. However, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may prescribe changes in actuarial mortality tables and discount rates, or that there will be market driven changes in the discount rates, which would result in our being required to make significant additional minimum funding contributions in the future.

      See also note 11 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 included elsewhere in this prospectus.

Senior Secured Credit Facility; Senior Notes

      Upon our emergence from chapter 11, in June 2003, we established a $825.0 million senior secured credit facility. This facility consists of a $625.0 million Term B facility, or the Term B Facility, due June 2009 ($100.0 million of the proceeds from the Term B Facility is cash collateral for a $100.0 million letters of credit facility) and a $200.0 million senior secured revolving credit facility, or the Revolver, due June 2008. The Term B Facility provides for mandatory $6.25 million quarterly principal repayments beginning June 2003 through March 2008 followed by four $125.0 million quarterly installments. The Term B Facility and the Revolver are guaranteed, for the U.S. dollar borrowings, by us and all of our U.S. subsidiaries, except Greyhound Lines and any of our subsidiaries that are in the business of insurance and for the Canadian dollar borrowings, by the guarantors of the U.S. dollar borrowings and the Canadian subsidiaries (except subsidiaries incorporated under the laws of British Columbia). The Term B Facility and the Revolver are secured, on a senior secured basis, by our assets and the assets of all of our subsidiaries except Greyhound Lines and any of our subsidiaries that are in the business of insurance.

      In December 2003, we amended the terms of our outstanding Term B advances under the senior secured credit facility. The amendment, among other things, reduced the interest rate on loans outstanding to LIBOR plus 375 basis points, down 125 basis points from LIBOR plus 500 basis points. Additionally, the LIBOR floor on minimum base rate was reduced to 1.75 percent, down from the previous floor of 2.0 percent. In addition, the lenders received a one-year, one percent call premium. In January 2004, we amended the senior secured credit facility to clarify, among other things, that an event of default under the senior secured credit facility would not occur solely from a bankruptcy filing by Greyhound Lines under any circumstance.

      The Revolver, with a $35.0 million letter of credit sub-facility and a $35 million sub-limit for Canadian dollar borrowings and Canadian dollar letters of credit for use by our Canadian subsidiaries, was established to fund our working capital and letter of credit needs. As at November 30, 2003, $93.1 million was drawn on the Revolver for cash borrowings, $20.7 million for the issuance of letters of credit and $73.2 million was reserved for guarantee obligations on Greyhound vehicle leases, leaving the availability of $13.0 million.

      Under the terms of the senior secured credit facility, we are required to meet certain financial covenants, including a fixed charge coverage ratio, leverage ratio, interest coverage ratio, net tangible asset ratio and maximum senior secured leverage ratio as well as certain non-financial covenants. As of November 30, 2003, we were in compliance with all such covenants.

      For further information about the senior secured credit facility, see “Description of Other Indebtedness — Senior Secured Credit Facility.”

      In addition, in connection with our emergence from chapter 11 in June 2003, we issued $406.0 million aggregate principal amount of 10 3/4% senior notes due 2011 at a discount for net proceeds of approximately $389.0 million. The notes bear interest at a rate of 10 3/4% payable semi-annually beginning on December 15, 2003 and are unsecured. We may redeem some or all of the notes at any time after June 15, 2007. The notes are guaranteed by our subsidiaries other than Greyhound Lines, our Canadian subsidiaries and any of our subsidiaries that are in the business of insurance. See “Description of the Exchange Notes.”

The Greyhound Facility

      In October 2000, Greyhound Lines, Inc. entered into a revolving credit facility to fund working capital needs and for general corporate purposes. On May 14, 2003, Greyhound Lines, Inc. entered into an amended and restated revolving credit facility superceding the previous facility. Letters of credit or borrowings are available under the Greyhound Facility based upon the total of 80% of the appraised wholesale value of bus collateral, plus 65% of the quick sale value of certain real property collateral, minus $20 million (which at August 31, 2003, aggregated to $113.8 million), subject to a maximum of $125.0 million, inclusive of a $70.0 million letter of credit sub-facility. Borrowings under the Greyhound Facility are available at a rate equal to Wells Fargo Bank’s prime rate plus 1.5% per annum or LIBOR plus 3.5% per annum as selected by Greyhound Lines, Inc. Letter of credit fees are 3.5% per annum. Borrowings under the Greyhound Facility mature on October 24, 2004. The Greyhound Facility is secured by liens on substantially all of the assets of

Greyhound Lines, Inc. and the stock and assets of certain of its subsidiaries. The Greyhound Facility is subject to certain affirmative and negative operating and financial covenants, including maximum total debt to cash flow ratio; minimum cash flow to interest expense ratio; minimum cash flow; limitation on non-bus capital expenditures; limitations on additional liens, indebtedness, guarantees, asset disposals, advances, investment and loans; and restrictions on the redemption or retirement of certain subordinated indebtedness of equity interest, payment of dividends and transactions with affiliates, including Laidlaw International.

      Based upon Greyhound Lines, Inc.’s current financial forecast, management is unable to predict with reasonable assurance whether Greyhound Lines, Inc. will remain in compliance with the terms of the Greyhound Facility. Management is closely monitoring this situation and intends on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants. In addition, Greyhound Lines, Inc. will be seeking an extension of this facility prior to its current maturity. Although Greyhound Lines, Inc. has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that they will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound Lines, Inc. or us. If unsuccessful, this may impact Greyhound Lines, Inc.’s ability to continue as a going concern. If the “going concern” basis on which Greyhound Lines, Inc.’s consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and balance sheet classifications used by Greyhound Lines, Inc. Accordingly, if such changes were made to Greyhound Lines, Inc.’s consolidated financial statements, significant adjustments would be required to our consolidated financial statements and we may be required to honor certain of Greyhound Lines, Inc.’s lease commitments and pension obligations. See “Risk Factors — Risks Relating to Our Business — Greyhound Lines, Inc. received a report from its auditors, which indicates that there is substantial doubt as to whether the use of the ‘going concern’ assumption is appropriate.”

      As of November 30, 2003, Greyhound Lines, Inc. had $15.0 million of cash borrowings under the Greyhound Facility, issued letters of credit of $56.8 million, had availability of $44.1 million and was in compliance with all covenants.

Capital Expenditures and Capital Resources

      Net expenditures for the purchase of capital assets for normal replacement requirements and increases in service were $91.6 million, including $4.4 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases, in the period June 1, 2003 through August 31, 2003. The last fiscal quarter is typically a heavy period of capital asset expenditures as the education services segment takes delivery of buses prior to the new school year.

      Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services increased to $321.4 million for the year ended August 31, 2003 (of which $66.2 million was attributable to the unrestricted group), including $25.5 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases, from $270.5 million for the year ended August 31, 2002, including $31.3 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases. This increase is primarily a result of curtailed capital spending in the prior period due to our financial position at that time.

      Capital expenditures for the purchase of capital assets during fiscal 2004 are expected to be approximately $250 million. The expenditures represent normal replacement and upgrading requirements and purchases of additional capital assets necessary for planned increases in services. These expenditures will be primarily financed by our operating cash flows.

      Historically, the Greyhound business segment has used operating lease financing as a method of acquiring vehicles for use. For further information, see note 22 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

      As described in note 22 of the notes to the consolidated financial statements for the fiscal year ended August 31, 2003, our subsidiary, Greyhound Lines, Inc., has entered into vehicle operating leases that contain residual value guarantees. The residual value guarantees were included as part of these operating leases in order to reduce the leasing costs for these leases. Of those leases that contain these residual value guarantees, the aggregate residual value at lease expiration is $142.3 million, of which Greyhound Lines, Inc. guaranteed $104.7 million. To date, neither we nor Greyhound Lines, Inc. has incurred any liability as a result of the residual value guarantee.

Contractual Obligations

      We have entered into certain contractual obligations that will require various payments over future periods as follows:

		Scheduled Payments in Fiscal Years

	Total	2004	2005-2006	2007-2008	Thereafter

Long-term debt	$1,255.1	$69.9	$73.0	$325.9	$786.3
Operating lease obligation	453.9	125.6	176.1	89.8	62.4
PBGC Agreement*	50.0	50.0	—	—	—

*	An additional contribution will be required should the net proceeds realized from the sale of the 3.8 million shares held in the Pension Plan Trust average less than $13.24 per share

Quantitative And Qualitative Disclosures About Market Risk

      The following discussion about our market risk includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from these projections. We are currently exposed to market risk from changes in commodity prices for fuel, investment prices, foreign exchange and interest rates. We do not use derivative instruments for speculative or trading purposes.

      Commodity Prices. We currently have exposure to commodity risk from our fuel inventory and advance purchase commitments for fuel. We have fuel inventory at August 31, 2003, at a carrying value of $3.3 million. Additionally, we have entered into forward purchase contracts for fuel whereby we have agreed to take delivery of a total of 31.5 million gallons through August 2005 at a fixed price of $27.1 million. We expect to purchase approximately 150 million gallons of fuel in fiscal 2004, of which 126.8 million gallons are currently not covered by forward purchase contracts. A 10% increase or decrease in the cost of fuel would not have a material effect on this commitment or our results of operations.

      Investment Prices. We currently have exposure in the market price of our investments. At August 31, 2003, we had approximately $139.7 million held in cash, $42.0 million in short-term investments and $301.1 million of long term investments. A 10% decrease in the market price would not have a material effect on our financial position. As required by generally accepted accounting principles, we reported these investments at fair value, with any unrecognized gains or losses excluded from earnings and reported in a separate component of stockholders’ equity.

      Foreign Exchange. We currently have exposure to foreign currency exchange rates from our Canadian dollar operations. Canadian based revenues naturally hedge Canadian based expenses and capital expenditures. Therefore changes in the Canadian foreign currency exchange rate have no material effect on our financial position or results from operations. We are not exposed to any other foreign currency exchange rates other than Canadian dollars.

      Interest Rate Sensitivity. We currently have exposure to interest rates from our long-term debt. At August 31, 2003, we had $648.8 million of floating rate debt, of which $618.7 million was subject to a 2% LIBOR floor. A 10% increase or decrease in variable interest rates would still result in a LIBOR rate below the LIBOR floor. Therefore, a 10% increase or decrease in variable interest rates would not have a material effect on our results of operations or cash flows.

      The table below presents principal payments and related weighted average interest rates by contractual maturity dates for fixed rate debt as of August 31, 2003.

Long Term Debt	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

	(In millions)
Fixed Rate Debt	$14.8	$11.9	$11.1	$156.2	$0.9	$411.3	$606.2	$574.3
Weighted Average Rate	8.3%	8.6%	9.3%	11.4%	11.4%	10.7%

      In addition, in December 2003, we entered into an interest rate swap agreement that effectively converted $110 million of the Term B Facility floating rate debt to fixed rate debt with an interest rate of 6.8%. The swap was entered into because we are required under the Term B Facility to have a fixed interest rate on a portion of the underlying debt. The swap is considered a cash flow hedge and expires in September 2006.

BUSINESS

Corporate Overview

      We are a parent holding company without business operations of our own. We were incorporated under the laws of Ontario, Canada under the name “Laidlaw Investments Ltd.” on September 25, 1985. On June 20, 2003, in connection with our reorganization, we filed a certificate of domestication with the Secretary of State of the State of Delaware and became a Delaware corporation and, as part of our domestication, we changed our name to “Laidlaw International, Inc.” See “The Reorganization.”

      Prior to its reorganization, our predecessor company focused on the acquisition of the assets we now own, anticipating the benefits that could flow from a dominant position in a number of industries. While the concept may have been a sound one, in its execution and for the reasons discussed previously, the predecessor company extended itself too far and ran out of time to complete its plan. Our priority is now to understand the potential of each of our companies and accordingly our focus is on the management and operation of these assets. As we do so, we will take the time to fully evaluate each of our businesses and to decide their role in our portfolio.

      We are primarily a bus and healthcare transportation provider in North America. We operate in five reportable business segments: education services, public transit services, healthcare transportation services, emergency management services and Greyhound services. Our education services business provides school bus transportation throughout Canada and the United States. As of August 31, 2003, our education services business had contracts with approximately 1,030 school boards and districts in the United States and Canada, providing transportation for approximately two million students each school day. With over 42,000 buses, we are the largest school bus operator in the United States and Canada. Through our public transit services business, we are a leading private provider of municipal public transportation services, specializing in paratransit and fixed route contract services.

      Our healthcare transportation services business provides healthcare related transportation services to a variety of customers throughout the United States. We also provide emergency management services to hospital-based emergency departments throughout the United States. We are the largest provider of healthcare transportation services and emergency management services in the United States. Our Greyhound business provides scheduled inter-city bus transportation throughout North America and is the only national provider of this service in the United States and Canada.

      For the year ended August 31, 2003 and the three months ended November 30, 2003, revenue for our segments were as follows (dollars in millions):

	Revenue

			Three Months
	Year Ended		Ended
	August 31, 2003		November 30, 2003

Education Services	$1,499.7		$455.7
Public Transit Services	283.1		72.1
Healthcare Transportation Services	1,015.2		262.0
Emergency Management Services	480.6		133.4
Greyhound	1,204.2	(1)	287.1	(2)

	$4,482.8		$1,210.3

(1)	Consists of $991.8 from Greyhound Lines and $212.4 from Greyhound Canada.

(2)	Consists of $230.2 from Greyhound Lines and $56.9 from Greyhound Canada.

      See also notes 23 and 8 to the notes to the consolidated financial statements for the fiscal year ended August 31, 2003 and for the three months ended November 30, 2003, respectively, each included elsewhere in this prospectus.

      Our principal executive offices are located at 55 Shuman Blvd., Naperville, Illinois 60563, and our telephone number is (630) 848-3000.

Competitive Strengths

Significant Scale

      We are the largest provider of school bus transportation and inter-city bus transportation in the United States and Canada and the largest provider of healthcare transportation in the United States. We believe our significant scale enables us to leverage our overhead and maintenance costs within each of these businesses better than our competitors, thereby reducing the marginal cost of providing services under our existing as well as new contracts. Our school bus fleet size allows us to effectively deploy buses across our network in order to meet or fulfill requirements for existing and new contracts. In addition, Greyhound’s extensive bus fleet provides us with the flexibility to add additional service where necessary, thereby effectively generating incremental revenue.

Strong Brand Recognition and Leading Industry Position

      Our strong brand recognition is supported by our leading market positions in the school bus transportation, healthcare transportation and inter-city bus transportation industries and our strong market position in the emergency management services industry. Our bus fleets in our education services and Greyhound operations prominently display the Laidlaw and Greyhound brand names, respectively. We believe our branding has enabled us to become recognized as the provider of choice for these bus transportation services. Similarly, we believe that the track records of AMR and EmCare for delivering high quality service will continue to position our healthcare services businesses to retain existing contracts and achieve new business.

Strong Safety Track Record

      We strive to maintain the highest safety standards in the bus and healthcare transportation industries. We have established standards for safety, which include extensive driver screening and initial training, mandatory continuing education meetings and ongoing compliance audits. In addition, we have developed and utilized safety technology such as crossing control arms, remote control mirrors and fire block seats to enhance our safety precautions. Moreover, we believe our strong emphasis on safety serves as an effective tool in bidding for new contracts.

Billing and Collections Capabilities in our Healthcare Services Businesses

      We believe our scale and experience in billing and collecting in the healthcare services businesses provide us with a significant competitive advantage in terms of billing accuracy and timeliness. Our recent focus in this area has led to substantial improvements in our billing and collection systems and procedures. This is reflected in our recent improvements in cash collection despite general declines in reimbursement rates. We feel this strength will be critical to remain competitive as the healthcare industry remains highly regulated with complex reimbursement requirements and rapidly evolving technology requirements.

Effective Fleet Management

      We own, operate and manage the largest fleet of vehicles in the school bus, healthcare and inter-city transportation industries. We have developed what we believe is leading expertise in fleet management and logistics within each of these industries. As a result, we are able to manage our fleet to more efficiently meet the requirements of our customers and increase vehicle utilization rates. For example, in our education services business, we are able to redeploy surplus buses to fulfill the requirements for other existing or new contracts.

Strategy

Solidify and Grow Position as Industry Leader

      We intend to leverage our strong brand names and safety standards to strengthen and expand our market positions in each of our education services, healthcare transportation, public transit and Greyhound businesses. We believe that our scale and position as a market leader in these industries will allow us to leverage cost advantages within each market and more effectively compete for new business.

Grow Revenues and Market Position Profitably

      Our goal is to leverage our core competencies of route planning, driver training, establishing and implementing safety standards, equipment design, fleet acquisition and maintenance, billing and collection to increase revenue and provide related services and additional business opportunities. While we will remain focused on revenue growth, we also intend to improve overall profitability by eliminating, as they expire, contracts in our businesses that do not meet our target return criteria.

Focus on Operating Efficiencies and Reducing Costs

      We intend to continue with initiatives designed to decrease our operating costs and overhead across all of our operations. These initiatives include enhancing our information systems and leveraging corporate administrative functions. In addition, our goal is to utilize the size of our fleet to leverage purchasing power for vehicles, fuel, tires, maintenance supplies and parts as well as the sharing of route planning software, driver hiring and training programs, and other safety initiatives across our operations. We also seek to proactively address changes in the insurance market by continuing to develop expertise in procuring and maintaining cost effective insurance and to work more aggressively to resolve existing and new settlement claims.

Maintain Leadership Position in Safety

      We intend to maintain and build on our leading position in the school bus transportation industry in developing safety initiatives, establishing safety standards and implementing safety technology. We believe this serves as an effective tool in containing insurance costs and marketing for new school bus transportation business.

Education Services

General

      We are the largest school bus transportation provider in the United States and Canada. We operate over 42,000 school buses and special education vehicles, primarily under the names Laidlaw Transit and Laidlaw Education Services, in the United States and Canada. We have operations in 37 states and the District of Columbia in the United States and six provinces in Canada.

      Our education services business is composed of four core activities including home-to-school, extracurricular, charter and transit, and other.

•	Home-to-School. This activity comprises all regularly scheduled services for the transportation of students to and from school, covered under a contract. Home-to-school represented approximately 89% of our education services revenue for fiscal 2003.

•	Extra-curricular. Extra-curricular revenue is non-contractual income resulting from transportation service not associated with regular home-to-school services of students. This activity represented approximately 4% of our education services revenue for fiscal 2003.

•	Charter & Transit. Charter service is generally non-contractual, non-regularly scheduled transportation service performed for a customer other than a school or school board. Transit services are available to the general public or are contracted through a government agency. Charter and transit activity represented approximately 3% of our education services revenue for fiscal 2003.

•	Other. This is comprised of revenues from transportation services, primarily regularly scheduled routes, to non-school customers, from the leasing of transportation equipment or from other non-transportation services such as logistical support or maintenance contracts. Other revenues represented approximately 4% of our education services revenue for fiscal 2003.

      The school bus market provides bus services transporting approximately 23.5 million students to and from school daily in the United States utilizing approximately 450,000 buses. In 2001, the U.S. school bus market generated annual revenue of approximately $15.0 billion. The business is seasonal, operating during the school year, typically from September until June. There are over 16,000 school districts in the United States, and each school district is responsible for the operation of its own school bus transportation services. The district may either operate the service internally or outsource the operations to a private sector provider. In 2001, approximately 31% of school bus operations were outsourced. The school bus market is a highly regulated market with respect to equipment and operating conditions and requirements, but one that remains fragmented, with the top four operators having an approximately 51% share of the outsourced market and thousands of smaller operators having the remaining 49%.

      We are the largest school bus transportation provider in the private sector. In 2001, our education services business had a market share of approximately 29% of the total outsourced market and approximately 9% of the total market. As of August 31, 2003, our education services business had contracts with approximately 970 school boards and districts in the United States and with 60 school boards and districts in Canada, as well as various other educational institutions, providing transportation for approximately two million students each school day. We also use our school bus fleet for charter purposes.

      For fiscal 2003 and the three months ended November 30, 2003, our education services business generated revenue of $1,499.7 million and $455.7 million, respectively.

Contracts

      Our education services contracts are generally with municipalities and school districts or boards of education. Rates are usually established on a per diem basis with variances for the number of buses and pupils and the length of each route. In Canada, contracts are generally negotiated and renewed annually. In the United States, contracts generally extend for three to five years, with the school boards holding options to extend the contracts or to solicit new bids. Over the past two years, we have renewed over 90% of our contracts based on revenue with our customers in the education services business and continue to add new contracts each year.

Vehicle Fleet

      As of August 31, 2003, we operated over 42,000 school buses, special education vehicles, other revenue vehicles and service vehicles in our education services business, of which 93% are owned by us and the remaining are owned by our customers. The average age of our bus fleet is approximately 6.5 years. In fiscal 2003, the average purchase price of a new bus was approximately $51,000. Fleet replacements are based on contract requirements, age and useful life of the vehicle.

Fuel

      For fiscal 2003, approximately 60% of our fuel costs for our education services business were fixed, primarily through forward purchase contracts. In 2003, fuel expense represented 4.2% of total revenue for our education services business. Wherever possible, we incorporate fuel protection measures to mitigate the effects of price fluctuations. Many of our contracts have two-way fuel cost adjustments or escalation provisions. We continue to incorporate these clauses into new contracts and seek amendments in existing agreements to reduce our exposure to increases in fuel costs.

Employees

      As of August 31, 2003, our education services business employed approximately 46,000 people, of which 95% were involved directly in operations. Part-time employees comprised over 90% of all employees. Approximately 42% of our employees in our education services business are represented by 175 collective bargaining agreements. During fiscal 2004, 25% of the collective bargaining agreements, representing approximately 6,800 employees, are subject to renegotiation. The existence of many local union contracts limits the impact of any individual labor disruption on our operations. Our education services workforce is primarily composed of drivers, mechanics and bus monitors. We believe that our relations with our employees in our education services business are good. During the past five years, we have not had any significant labor disruption in our education services business that had a material adverse effect on our business, financial condition or results of operations.

Competition

      We compete with both the few large companies, all of which are smaller than us, in the school busing industry and with the substantial number of smaller locally owned operators. However, most school districts operate their own school bus systems. In acquiring new school bus contracts and in maintaining our education services business, we experience competition primarily in the areas of pricing and service. For further discussion about the competition we face in our education services business, see “Risk Factors — Risks Relating to Our Business — We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.”

Seasonality

      Our education services business is seasonal with operations following the school year from September to June. As a result, our education services business historically experiences a significant decline in revenue and operating income in the fourth fiscal quarter because of school summer vacations.

Regulation

      Companies operating in the school busing industry are not subject to licensing requirements in the United States, however, U.S. regulations require all drivers of school buses to have commercial driver’s licenses. In Canada, licenses to carry passengers are granted by provincial boards upon proof of public convenience and necessity. The provincial boards exercise control over the issuance, extension and transfer of licenses and regulate the general conduct of a licensee’s business. Various states, provinces and school boards set standards for insurance, qualification of drivers and safety equipment.

Public Transit Services

General

      We provide public transit services within the United States. Our public transit services business is conducted by Laidlaw Transit Services, Inc. Laidlaw Transit Services, Inc. is a leading private provider of municipal public transportation services, specializing in paratransit and fixed-route contract services. Laidlaw Transit Services, Inc. also operates under the names of SuTran (Sioux Falls, SD), VanTran (Tucson, AZ) and SafeRide (Arizona and New Mexico).

      We offer three types of transit services:

•	Paratransit. We provide door-to-door transportation for the mobility challenged. Our service offerings include curb-to-curb and door-to-door services, group service and individual dial-a-ride, to comply with the Americans with Disabilities Act, or the ADA. We serve general public and targeted populations. The paratransit business represented approximately 67% of our public transit services revenue for fiscal 2003.

•	Fixed-Route. This is comprised of public municipal transit bus systems providing fixed-route transportation. We operate municipal transit bus systems and the recruitment, training and management of drivers, mechanics and support staff needed to provide such services. The fixed-route business represented approximately 30% of our public transit services revenue for fiscal 2003.

•	Other. We provide shuttle services for corporate campuses and operate reservation call and dispatch centers as well as transit information centers. We have six contracts in place to provide these types of services and they represented approximately 3% of our public transit services revenue for fiscal 2003.

      The public transit market was estimated to be approximately $12.3 billion in 2000 based on annual revenue, of which approximately 11.0%, or $1.3 billion, was outsourced to private sector providers. There are two main businesses within public transit: fixed-route bus services, which principally operate in urban areas, and paratransit bus services, for riders with disabilities or who are unable to use scheduled services. The total municipal bus fleet in North America was comprised of approximately 65,000 buses in 2000, of which approximately 73.8% were fixed-route vehicles and 26.2% were paratransit vehicles. Private sector contractors dominated the paratransit segment, supplying an estimated 62.2% of transit services. Our paratransit services business provides access to transportation for mobility-impaired individuals. As of August 31, 2003, we provided services to fixed-route and paratransit municipal bus transportation customers from 104 locations in 25 states across the United States to service 146 contracts and transport more than 82 million passengers per year.

      For fiscal 2003 and the three months ended November 30, 2003, our public transit business generated revenue of $283.1 million and $72.1 million, respectively.

Contracts

      We have contracts with numerous municipalities to provide public transit services. Our contracts typically have three-year maturities with two-year extension options. Currently, we average 8.6 years of service per client. Our largest customer represented approximately 9.4% of our revenues in our public transit business in fiscal 2003.

Operations

      We operate dispatch centers, brokerage operations, management contracts and total turnkey operations for both paratransit and fixed-route services.

      Public transit’s operations are largely conducted on a decentralized basis. We have two operating regions — East and West. Our support functions are more centralized and include marketing, information systems, and safety functions.

      We have developed proprietary software that assists with dispatching our fleet and provides route modification of vehicles in service. It matches reservations and new trip requests with existing routes to maximize shared trips, improve passenger/vehicle productivity and enhance customer service.

Vehicle Fleet

      As of August 31, 2003, we operated approximately 3,800 vehicles in our public transit business, of which approximately 1,350, mostly paratransit vehicles, were owned by us and the remaining units were owned or provided by customers. Our fleet consists of vans, sedans and body-on-chassis small buses configured to the individual requirements of each contract. Vehicle life is usually tied to the contract that the vehicle is providing services for. Vehicles are usually retired and sold at the end of the revenue contract.

Fuel

      Fuel price increases, wherever possible, are passed through to our customers or are subject to escalation clauses. We further mitigate price increases by requiring our customers to provide the fuel and have been able to either secure fuel escalation clauses or negotiate with the customer to agree to furnish fuel in 95% of all contracts bid or renewed in the last two years. Approximately 60% of our fuel purchases are retail pump purchases of fuel while vehicles are in service. There is no financial hedging instrument for retail pump purchases currently available to us. In 2003, fuel expense represented 4.6% of total revenues for the public transit business.

Employees

      As of August 31, 2003, we employed approximately 5,400 people to provide public transit services. Approximately 32% of these employees were unionized under 37 union contracts. Approximately 16% of the collective bargaining agreements, representing approximately 600 employees, are subject to renegotiation in fiscal 2004. Driver compensation is market-driven and can be determined or specified by a Transit Authority during the competitive bidding process. We believe that our relations with our employees in our public transit business are good. During the past five years, we have not had any significant labor disruption in our public transit business that had a material adverse effect on our business, financial condition or results of operations.

Competition

      The public transit market in the U.S. is highly fragmented with an estimated 6,000 operators. Public transit authorities are the primary competitors, with approximately 90% of services operated in-house. Typically, a contract is a management contract with the transit authority providing the vehicles and facilities. Transit authorities can apply for and receive up to 80% of the capital costs for new buildings and buses from the Federal Transit Administration (FTA). With low barriers to entry, bidding for contracts can be very competitive. Additionally, the slow down in the United States economy and the decline in tax revenues (state and local) have produced shortfalls in funding to transit authorities that have contributed to downward margin pressure over the past few years. For further discussion about the competition we face in our public transit services business, see “Risk Factors — Risks Relating to Our Business — We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.”

Healthcare Transportation Services

General

      We are the largest provider of healthcare transportation services in the United States. We operate in 32 states primarily under the American Medical Response, or AMR, name. We offer emergency response services, critical care transportation services and non-emergency ambulance and transfer services. In fiscal 2003, we provided approximately 3.7 million ambulance transports. We provide joint training, shared staffing and stationing arrangements and contracted dispatching. We also provide comprehensive onsite medical care and transport services for special events.

      We have contracts with communities and other healthcare providers and third party payors to provide full-service exclusive and non-exclusive emergency transport services. Approximately 50% of our net revenues are generated from providing emergency transport services. Revenues generated from non-emergency transportation including critical care and wheelchair transports are 39% of total net revenues for our healthcare transportation services business. The remaining 11% of our net revenues are earned by providing training and shared operating arrangements with local fire departments and other municipalities, contracted dispatching, comprehensive onsite medical care and transport services for special events.

      For fiscal 2003 and the three months ended November 30, 2003, our healthcare transportation services business generated revenue of $1,015.2 million and $262.0 million, respectively.

Contracts

      As of August 31, 2003, we had 149 agreements with municipal or county public safety agencies to provide performance-based contracts for 9-1-1 response and more than 5,000 client relationships to provide non-emergency, critical care and wheelchair transports. Approximately 43% of our healthcare transportation services revenue is provided under fixed contracts to provide emergency or non-emergency transport. The remaining 57% is typically collected from third party or private payors.

      Contracts with communities to provide emergency transport services are typically three to five years in length and are generally obtained through a competitive bidding process. In some instances where we are the existing provider, communities elect to renegotiate existing contracts rather than initiate new bidding processes.

      Revenue from our contracts with communities and healthcare providers is typically collected from invoices generated by AMR for each patient transport. In some cases, revenue is based on negotiated fees paid periodically by the community, whereby patients are then billed directly by the community.

      We also market our non-emergency ambulance services to hospitals, health maintenance organizations, convalescent homes and other healthcare facilities that require a stable and reliable source of medical transportation for their patients. A significant portion of our non-emergency transports is provided to such facilities and organizations in competitive markets without specific contracts. Contracts with hospitals and other facilities and organizations for non-emergency services are typically two years in length.

Operations

      Dispatch and Communications. We use location and detailed system status plans to position our ambulances and medical crews within a designated service area in an effort to reduce response time. Generally, ambulance units are not stationed at fixed sites but are constantly repositioned through “flexible deployment” systems. Communication centers control the deployment and dispatch of ambulances in response to emergency calls. These centers may be owned and operated by either local communities or AMR.

      Billing and Collections. We, from time to time, establish usual and customary rates for the services we provide. In certain cases, however, we are required to reduce these rates due to local ordinances or regulatory restrictions. In locations where we face rate restrictions and in the case of Medicare and Medicaid billing, we have negotiated reduced rates with payors to reflect the restrictions. In addition, we have established reserves to allow for services provided for which we cannot collect fees. As a result, our reported revenues are equal to our gross billings based on our usual and customary rates, net of contractual allowances for restricted rates and allowances for uncompensated care.

      The collection process varies by payor. We have a collection staff specially trained in third-party coverage and reimbursement procedures. An account may move among several payor sources before final collection or resolution is reached. We also engage collection agencies to collect delinquent accounts primarily from private payors.

      Payor Mix. We derive a significant percentage of our healthcare transportation revenue from reimbursement by third-party payors including payments under Medicare, Medicaid, private insurance and contracts/managed care plans. We also collect payments directly from patients, including payments under deductible and co-insurance provisions.

      Ambulance reimbursements have been and will be affected by the new Medicare fee schedule that is to be phased in over five years. The first three phases of the new schedule were effective on April 1, 2002, January 1, 2003 and January 1, 2004, respectively. The final phase will become effective on January 1, 2005. Although we have been effective in mitigating the impact of the first three phases through improvements in billing and collection efforts and efficiencies in providing ambulance services, there is no assurance that we will be able to mitigate the impact of such fee schedule in the future.

Vehicle Fleet

      As of August 31, 2003, we provided healthcare transportation services using approximately 4,300 vehicles, of which approximately 2,900 were ambulances, 650 were wheelchair cars and 750 were support vehicles. Ambulances are generally replaced when they are five years old or accumulate 250,000 miles or as provided in specific contracts. The average capital cost of an ambulance is approximately $55,000. The average age of our existing fleet is between three and four years.

Employees

      As of August 31, 2003, we employed approximately 18,600 people to provide healthcare transportation services. Approximately 85% of our employees have daily contact with patients and include approximately 5,100 paramedics, 7,700 emergency medical technicians (EMTs) and 300 nurses. Approximately 50% of our employees are represented by 49 collective bargaining agreements with 42 different unions. Approximately 22% of these collective bargaining agreements, representing approximately 2,800 employees, are subject to renegotiation during fiscal 2004. We believe that our relations with our healthcare transportation services employees are good. During the past five years, we have not had any significant labor disruption in our healthcare transportation services business that had a material adverse effect on our business, financial condition or results of operations.

Competition

      We compete with both the few large companies in the healthcare transportation services industry and with the substantial number of smaller locally owned operators. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and in maintaining our business, we experience competition primarily in the areas of pricing and service.

      For further discussion about the competition we face in our healthcare transportation services business, see “Risk Factors — Risks Relating to Our Business — We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.”

Regulation

      Healthcare, as one of the largest industries in the United States, attracts much legislative interest and public attention. Changes in Medicare and Medicaid, hospital cost-containment initiatives by public and private payors, proposals to limit payments and healthcare spending and industry-wide competitive factors are highly significant to the healthcare industry.

      A substantial majority of our healthcare transportation services revenues are attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. We are subject to various regulatory requirements in connection with our participation in the Medicare and Medicaid programs.

      The Balanced Budget Act of 1997 has had the effect of reducing payments to hospitals and other healthcare providers under the Medicare program. The reductions in payments and other changes mandated by the Balanced Budget Act of 1997 have had a significant effect on our revenues. In addition, there continues to be federal and state proposals that would, and actions that do, impose more limitations on payments to providers such as us and proposals to increase copayments and deductibles from patients.

      The Balanced Budget Act mandates that fee schedules for reimbursement of ambulance services be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

      The Balanced Budget Act also required that beginning January 1, 2001, ambulance service providers accept payment directly from Medicare, along with the co-payments and deductible paid by the patient, as payment in full. Further, the Balanced Budget Act stipulates that third parties may elect to no longer provide payments for cost sharing for co-insurance for dual qualified (Medicare and Medicaid) beneficiaries.

      In January 1999, the United States Centers for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rulemaking committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in

February 1999. The fee schedule and the mandatory acceptance of assignment were implemented on April 1, 2002. The rules that were implemented revised the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented. See “— Operations — Payor Mix.”

      Moreover, we, like other Medicare and Medicaid providers, are subject to governmental audits of our Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. We are also subject to the Medicare and Medicaid fraud and abuse laws which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs.

      As a result of these regulations, the revenue actually received for our healthcare services is subject to uncertainties and subsequent adjustments to the recorded revenue could be material.

      Paramedics and emergency medical technicians must be state certified to transport patients and to perform emergency care services. Certification requires completion of significant training programs. Both paramedics and emergency medical technicians are also required to complete continuing education programs to maintain their certifications. Medical protocols, which paramedics and emergency medical technicians are required to follow, are developed by local physician advisory boards.

      Healthcare transportation is affected by federal and state regulations covering licensing, rates, health, safety, insurance and other matters. Most emergency or 9-1-1 contracts are granted exclusive supplier status through the issuance of a certificate of need or a public service agreement. Some municipalities divide requirements into service zones. Exclusive supplier status agreements are linked to service level measurements regarding response times and performance. Some municipalities also govern or set rates that may be charged for the ambulance services.

      Our healthcare transportation services business is also subject to the federally mandated Health Insurance Portability and Accountability Act (HIPAA) designed to protect the privacy of patients’ health information handled by healthcare providers.

Emergency Management Services

General

      We are the largest provider of emergency management services in the United States to hospital-based emergency departments, operating primarily under the Emcare name. We recruit physicians, as well as other specially trained medical professionals, evaluate their credentials and arrange contracts and schedules for their services to hospital emergency department and inpatient settings. We also assist in operational areas, including staff coordination, quality assurance, departmental accreditation, billing, recordkeeping, third-party payment and other administrative services. As of August 31, 2003, we had 265 contracts for the management of emergency departments and provided emergency services in 36 states to approximately 4.5 million patient visits in fiscal 2003.

      At each customer site, physicians and other medical professionals are recruited and scheduled by EmCare to treat patients. A physician at each site coordinates the delivery of services and acts as a liaison with medical staff and administration of the hospital. EmCare does not practice medicine, as all clinical decisions are the sole responsibility of the physicians. More than 95% of our emergency management services revenues are derived from providing emergency department management services.

      For fiscal 2003 and the three months ended November 30, 2003, our emergency management services business generated revenue of $480.6 million and $133.4 million, respectively.

Contracts

      We provide emergency management services under 265 contracts with hospitals, one for each emergency department that we manage. The agreements with the hospitals are usually three years in length and are awarded on a competitive basis. We bill:

•	patients and third-party payors directly for the physician fees (70 of 265 contracts),

•	patients and third-party payors directly for the physician fees, with the hospital billing for all non-physician related services, and with the hospital paying us an additional pre-arranged fee for our services (119 of 265 contracts), and

•	the hospitals directly for the services of the physicians, generally on an hourly basis, with the hospital ultimately responsible for billing and collecting from their patients (76 of 265 contracts).

      In all cases, the hospitals are directly responsible for billing and collecting for all non-physician-related services. Our average contract life is approximately 5.5 years.

Employees

      As of August 31, 2003, we employed approximately 1,000 people to provide emergency management services. In addition, there are approximately 4,000 medical professionals under contract with EmCare and its subsidiaries. We believe that our relations with our emergency management services employees are good. During the past five years, we have not had any significant labor disruption in our emergency management services business that had a material adverse effect on our business, financial condition or results of operations.

Competition

      Emergency management services are subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and our reputation among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

      In the United States, the emergency department market can be categorized into two major segments: high volume urban and medium to low volume, non-urban, community based emergency departments. There are approximately 4,700 emergency departments in the United States. High volume emergency departments, with 15,000 or more annual visits, represent 51% of the U.S. market. The medium to low volume, non-urban community based hospitals typically see less than 15,000 annual emergency department patient visits and represent the other 49% of the U.S. hospitals with emergency departments.

      Approximately 3,100 hospitals with emergency departments outsource their emergency departments. EmCare is one of four companies operating nationally to provide services to approximately 695 hospital emergency departments. The balance of the outsourced emergency departments receive services from regional or local service providers.

      For further discussion about the competition we face in our emergency management services business, see “Risk Factors — Risks Relating to Our Business — We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.”

Regulation

      Our emergency management services business is subject to the same or similar regulations as our healthcare transportation services business. See “— Healthcare Transportation Services — Regulation.”

      In addition, business corporations are generally prohibited under some state laws from practicing medicine, exercising control over the medical decisions of physicians or engaging in specified practices with physicians, such as fee splitting. We believe that our emergency management business has complied with these laws because we only perform non-medical administrative services, do not represent that we offer medical services and do not exercise influence or control over the practice of medicine by the physicians under contract with us.

Greyhound Services

General

      We acquired Greyhound Lines, Inc. during fiscal 1999 and Greyhound Canada Transportation Corp. in October 1997. Greyhound is the leading provider of scheduled inter-city bus transportation services in the United States and Canada and is the only national provider of this service in those areas. Greyhound serves customers by offering scheduled passenger service that connects rural and urban markets throughout the United States and Canada. Greyhound also provides package delivery service, charter bus service and, in some terminals, food service. In addition, Greyhound provides passenger services under private contract and package tours to major tourist regions in the United States and Canada.

      Greyhound operates in the four following businesses:

•	Passenger Service. Greyhound provides inter-city bus transportation to cities and towns in urban and rural areas throughout the U.S. and Canada. The typical passenger travels to visit friends and relatives and generally has an annual income below $35,000. Our core customers are short-haul travelers (traveling 450 miles or less), comprising 78% of total passengers and 50% of our Greyhound services revenue. Long-haul travel represents approximately 22% of the passengers and 50% of our Greyhound services revenue. Passenger service represented approximately 77% of Greyhound’s total revenues for fiscal 2003.

Additionally, we have interline agreements and alliances with other bus carriers as well as with other providers of transportation such as airport and rail carriers in selected cities. These alliances allow us to provide cross-border transportation to and from Mexico and access to smaller towns in the U.S. and Canada that are complementary to our existing service schedules. Within Mexico and the southwestern United States, we operate under the brand names of Crucero, Autobuses Amigos, Autobuses Americanos and Omnibus Americanos. We sell bus tickets in Mexico through our Hispanic alliances. Within Canada, we operate in Quebec under the brand name Voyageur.

•	Package Express. Our package express service targets commercial shippers and delivery companies that require rapid delivery of small parcels, typically within 400 miles. Our services include standard delivery, which is the traditional low-value, terminal-to-terminal delivery service, as well as priority and same day delivery, which is a premium priced product typically delivered door to door. With our extensive network and multiple schedules, we are able to provide expedited service, especially to rural areas. In the U.S., package express revenues represented 4% of total Greyhound U.S. revenues for fiscal 2003, and in Canada, package express revenues represented 26% of total Greyhound Canada revenues for fiscal 2003. Package express service represented approximately 8% of Greyhound’s total revenues for fiscal 2003.

•	Tour and Charter. We offer charter services whereby a group of individuals can reserve a bus and driver in certain cities for transportation to and from specific events, such as concerts, sporting events, casinos and conventions. Additionally we operate “meet and greet” services for cruise lines at eight ports in the United States. The “meet and greet” service consists of meeting cruise line passengers, usually at airports, and transferring these passengers and their baggage to and from cruise ships. Tour and charter represented approximately 8% of Greyhound’s total revenues for fiscal 2003.

•	Food Service and Other. We offer food service and gift items for purchase in more than 58 terminal locations. Food service and other represented approximately 7% of Greyhound’s total revenues for fiscal 2003.

      For fiscal 2003 and the three months ended November 30, 2003, our Greyhound services business generated revenue of $1,204.2 million and $287.1 million, respectively.

Contracts

      The inter-city bus transportation business does not require contracts with customers or suppliers.

Operations

      We maintain maintenance garages at 30 locations, which are supplemented by company-operated service islands and fueling points. We have approximately 6,500 drivers based in approximately 105 different locations across the United States and Canada. Greyhound’s subsidiaries independently coordinate and manage their own driver and fleet resources.

      Information technology is an integral component of our Greyhound operations. Our information systems support, among other things, Greyhound’s website, scheduling and pricing, dispatch, operations planning, bus maintenance, telephone information center, customer service, point of sale, payroll and finance functions. We also use an automated fare and schedule quotation and ticketing system, called TRIPS, at approximately 440 locations.

Vehicle Fleet

      As of August 31, 2003, we provided inter-city bus transportation using approximately 3,700 buses, of which approximately 2,000 buses were owned and 1,700 were leased. The average age of our bus fleet was 7.6 years at August 31, 2003.

      We have a long-term supply agreement with Motor Coach Industries, Inc. that extends through 2007, but may be canceled by either party at the end of any year upon six months notice. If Greyhound acquires new buses, we must purchase at least 80% of the new bus requirements from Motor Coach Industries pursuant to the agreement.

Employees

      As of August 31, 2003, we employed approximately 16,000 workers, consisting of approximately 4,400 terminal employees, 6,500 drivers, 1,600 supervisory personnel, 1,000 mechanics, 600 telephone information agents, and 1,900 clerical workers. Of the total workforce, approximately 13,100 are full-time employees and approximately 2,900 are part-time employees.

      At August 31, 2003, approximately 53% of our Greyhound employees were represented by collective bargaining agreements. We have agreements with a number of unions, however, the largest agreement is with the Amalgamated Transit Union, or the ATU, Local 1700. The ATU agreement covers approximately 4,400 of our U.S. employees, mostly drivers and maintenance employees, and had an expiration date of January 31, 2004. On February 2, 2004, Greyhound and the ATU reached tentative agreement for a new labor contract and agreed to extend the current contract through March 26, 2004. The new contract is subject to ratification by ATU members. There is no assurance that the ATU members will approve the new contract. If Greyhound’s ATU unionized employees were to engage in a strike or other work stoppage prior to such expiration, or if Greyhound were unable to negotiate acceptable extensions of the ATU agreement resulting in a strike or other work stoppage by the affected workers, Greyhound could experience a significant disruption of operations, which could have a material adverse effect on our business, financial condition and results of operations.

Competition

      Passengers. The transportation industry is highly competitive. Our primary sources of competition for passengers are automobile travel, low cost air travel from both regional and national airlines and, in some markets, regional bus companies and trains. Typically, our customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Our everyday low pricing strategy results in “walk-up” fares substantially below comparable airline fares.

      The automobile is the most significant form of competition of our Greyhound services segment. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car. We believe we are competitive through pricing and convenient scheduling.

      Additionally, we experience competition from regional bus companies. Our competitors possess operating authority for, but do not currently operate over, numerous routes potentially competitive to us. Based on market and competitive conditions, the regional bus companies could operate these routes in the future. Competition by U.S.-based bus and van operators for the market represented by Spanish speaking customers in the United States is growing. As of January 1, 1997, barriers to entry into the regular-route cross-border bus market between the United States and Mexico were scheduled to be reduced under NAFTA, although entry into either market would still be regulated by the respective U.S. and Mexican regulatory authorities. On March 19, 2002, the U.S. Department of Transportation, or the USDOT, issued a series of rules establishing the process that Mexican-domiciled companies must follow to obtain authority to perform cross-border bus operations into the United States. These rules require Mexican companies to comply with all U.S. safety requirements and labor and immigration laws. A federal court stayed these rules in late 2002 until the USDOT completes an environmental impact review required by federal law. Once the environmental impact review is complete, we could experience significant new competition on routes, to, from and across Mexican border points. Additionally, some U.S.-based operators are providing cross-border service into Mexico at this time. NAFTA also permits U.S. carriers to make controlling investments in carriers domiciled in Mexico and permits Mexican carriers to make controlling investments in carriers domiciled in the United States. We believe that the most effective way to service passengers in this market is through joint ventures or joint ticket selling arrangements with Mexico-based bus carriers. Greyhound has established a separate operating subsidiary that, through several joint ventures, provides through-bus service at all major gateways between the United States and Mexico.

      Package Express. We face competition in our package delivery service from local courier services, the U.S. Postal Service and overnight express and ground carriers. We continue to develop programs to meet this competition and further develop our package delivery business. These programs focus on system upgrades to improve service, billing and tracking for our customers, localized marketing strategies, and local, regional or national alliances with, or acquisitions of, pick up and delivery carriers. Due to the incremental nature of the package delivery business, we are able to provide same-day inter-city package delivery service at distances of up to 400 miles at a substantially lower price than those charged by other delivery services.

      Tour and Charter. Charter services are provided by several thousand local operators as well as a few regional carriers. Pricing, type of equipment and consistency in service are the principal factors both in obtaining new business and retaining existing customers. We principally compete based upon price and consistency of service, and continue to develop diversified product offerings as well as upgrade our bus resources in order to meet the customers’ demands.

      Food Service and Other. Competition is limited due to the captive nature of the food service operations in our terminals. In some locations, however, fast food restaurants and convenience stores in close proximity to our terminals can pose a competitive factor.

      For further discussion about the competition we face in our Greyhound services business, see “Risk Factors — Risks Relating to Our Business — We face increasing competitive and external pressures and our inability to effectively respond to these pressures may reduce our market share and harm our financial performance.”

Seasonality

      Our Greyhound services business is seasonal, generally following the pattern of the travel industry as a whole, with peaks during the summer months and the holiday season. As a result, our Greyhound services business’ cash flows are also seasonal, with a disproportionate amount of annual cash flows being generated during the peak travel periods. The day of the week on which specific holidays occur, the length of specific holiday periods and the date on which those holidays occur within a fiscal quarter, may also affect Greyhound’s results of operations.

Trademarks

      We own the Greyhound name and trademarks and the “image of the running dog” trademarks worldwide. The duration of these trademarks are potentially indefinite, as long as we continue to use them. We believe that this name and the trademarks have substantial consumer awareness.

Regulation

      In the United States, Greyhound Lines, as a motor carrier engaged in interstate as well as intrastate transportation of passengers and express shipments, is and must remain registered with the USDOT. The USDOT regulates safety, driver qualifications, vehicle standards, maintenance of records, insurance, vehicle noise and emission standards. Failure to maintain a satisfactory safety rating, designate agents for service of process or to meet minimum financial responsibility requirements, after notice and opportunity to remedy, may result in the USDOT ordering the suspension or revocation of the registration of Greyhound Lines and its right to provide transportation.

      In the United States, Greyhound Lines is also regulated by the USDOT’s Surface Transportation Board. The Surface Transportation Board must grant advance approval for Greyhound Lines to pool operations or revenues with another passenger carrier and must authorize any merger with or its acquisition or control of another motor carrier of passengers. Greyhound Lines must maintain reasonable through routes with other motor carriers of passengers, and, if found not to have done so, the Surface Transportation Board can prescribe them.

      Greyhound Canada operates under the Canada Transportation Act, or CTA. The CTA provides for each province’s department of transportation, through the respective highway traffic boards, to regulate provincial scheduled service. We are required to file tariffs with schedule and rate information for our passenger services. The CTA does not cover package express or tour and charter operations; these businesses are unregulated.

      Greyhound Lines is also subject to regulation under the ADA pursuant to regulations adopted by the USDOT. Beginning in October 2000, all new “over-the-road” buses acquired by Greyhound Lines for its fixed-route operations must be equipped with wheelchair lifts. Additionally, by October 2006, one-half of Greyhound Lines’ fleet involved in fixed-route operations must be lift-equipped and, by October 2012, the fleet must be entirely lift-equipped. The regulations do not require the retrofitting of existing buses with lift equipment or the purchase of accessible used buses. Instead, the regulations permit the operator to determine the manner in which it will meet the 50% and 100% mandates. At August 31, 2003, approximately 18% of our U.S. fleet deployed in fixed route operations were wheelchair lift-equipped. To meet the 50% requirement by October 2006, and assuming no change in current fleet size, we must replace 867 of our non-lift-equipped buses with lift-equipped buses over the next three years.

      Under an initiative implemented in the spring of 2000, and continuing until the fleet is fully equipped, we provide an accessible bus to any disabled passenger who provides at least 48 hours notice. Currently the added cost of a built-in lift device in a new bus is approximately $35,000 plus additional maintenance and employee training costs.

      In addition, as a result of heightened security awareness following the terrorist attacks of September 11, 2001, Greyhound Lines has incurred additional safety-related expenses. It is possible that the Transportation Safety Administration could mandate security procedures that exceed the levels currently provided by Greyhound Lines, thereby further increasing costs. See “Risk Factors — Risks Relating to Our Business — Terrorism and other acts of violence may have a material adverse effect on our Greyhound services business’ operating results.”

Self-Insurance

      Because of the size and risk profile of our education services, healthcare services and Greyhound services businesses, we have a two-tiered insurance program to cover our insurance risk in these businesses. Our main insurance program, including primary retention and a purchased umbrella policy, covers casualties, which include auto liability, workers’ compensation and general liability. Our umbrella policy provides for the potential liability for all of our businesses above the primary retention of each business. Our insurance program provides that we arrange for primary retention, and coverage purchased from third-party insurance companies insure for the catastrophic risk under the umbrella policy, covering claims exceeding $5.0 million with a cap of $275.0 million per occurrence. Our education and public transit services businesses use captive insurance companies located primarily in Barbados, fronted by third party insurance providers. The primary retention for our education and public transit services businesses provides for the first $5.0 million of risk per occurrence.

      Our healthcare transportation services and Greyhound services businesses have arranged for primary retention utilizing deductible reimbursement programs fronted by a third party insurance provider. The primary retention for our healthcare transportation services business provides for the first $2.0 million of auto liability, $0.5 million of workers’ compensation, $1.0 million of general liability and $5.0 million of professional liability. The primary retention for our Greyhound services business provides for the first $3.0 million of auto liability, workers’ compensation and general liability. Coverage for claims exceeding these retention levels and up to $5.0 million per occurrence for auto liability, workers’ compensation and general liability and up to $15.0 million per occurrence for professional liability is purchased from third party providers.

      Our emergency management services business has arranged for primary retention of its professional liability and workers’ compensation insurance utilizing programs fronted by a third party provider for the first $0.5 million per occurrence for professional liability and the first $0.25 million for workers’ compensation. Coverage for claims exceeding these retention levels and up to $1.0 million per occurrence per physician (aggregate annual limit per physician of $3.0 million) and coverage of $10.0 million per occurrence for the organization for professional liability and up to $5.0 million per occurrence for workers’ compensation is purchased through an outside insurance carrier. See also “Risk Factors — Risks Relating to Our Business — The loss of certain self-insurance authority or reduced availability of insurance could have a material adverse effect on our financial condition or results of operations.”

Properties

      Our corporate headquarters are located in Naperville, Illinois, which occupies approximately 11,000 square feet of leased office space.

      In addition, our education services business operates school buses and special education vehicles from 494 locations in the United States and 61 in Canada, of which 167 are owned and 388 are leased or operated under contract. To provide these services, we operate approximately 42,000 school buses and special education vehicles. Approximately 39,000 of these vehicles are owned by us while the balance are owned by the city or municipality.

      Our public transit business operates from 95 locations in the United States, of which four are owned and the balance is leased. To provide these services, we operate approximately 3,800 paratransit vehicles of which approximately 1,350 were owned by us while the remaining units are owned and provided by our customers.

      American Medical Response operates out of 240 locations in the United States, of which 15 are owned and the balance are leased. We utilize approximately 3,550 ambulances and wheelchair cars and approximately 750 support vehicles.

      EmCare manages 265 hospital emergency departments. We lease 22 facilities to house administrative, billing and other support functions for this business.

      Our Greyhound business provides services from approximately 2,250 locations throughout the United States and Canada. The majority of our locations are owned and operated by independent agents of Greyhound. We own or lease 652 properties. Greyhound owns or leases approximately 3,700 highway coaches.

      We believe our facilities and equipment are adequate to service our present businesses and the expansion of our existing operations.

Legal Proceedings

Proceedings Prior to or During Bankruptcy of Laidlaw Inc.

      Prior to filing its petitions in bankruptcy, Laidlaw had been named as a defendant in the following actions. Litigation against Laidlaw was stayed during the pendency of the bankruptcy proceedings. As a result of the confirmation of the Plan, further proceedings against us are enjoined except as expressly permitted in the Plan. The Plan did not expressly permit litigation against us with respect to Nos. 1 and 3-7 below, and No. 2 has been settled. Further, as a result of our emergence from our chapter 11 proceedings, the claims against us that were not settled were extinguished.

      1. Three actions were filed against Laidlaw and were consolidated under the caption In re Laidlaw Stockholders Litigation in the United States District Court for the District of South Carolina. Other defendants were John Grainger, James Bullock and Leslie Haworth, each former officers of Laidlaw, and Laidlaw’s auditors, PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada). Plaintiffs sought to represent a class of purchasers of Laidlaw common stock for the period of October 15, 1997 through March 13, 2000. Causes of action were alleged pursuant to Sections 10(b) and 20 of the Securities Exchange Act of 1934 and SEC Rule 10b-5. PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada) settled the claims against them with the plaintiff class. As a result of the U.S. Bankruptcy Court’s subordination of these claims against Laidlaw as described below, Laidlaw and Laidlaw International no longer participate as parties in this case.

      2. Several cases against Laidlaw were consolidated under the caption In re Laidlaw Bondholders Litigation in the United States District Court for the District of South Carolina. Other defendants were John Grainger, James Bullock, Ivan Cairns, Leslie Haworth, Peter Widdrington, Wayne Bishop, William Cooper, Jack Edwards, William Farlinger, Donald Green, Martha Hesse, Gordon Ritchie, Stella Thompson, PricewaterhouseCoopers LLP, Goldman Sachs & Co., Bear Stearns & Co., Inc., Salomon Smith Barney, Merrill Lynch & Co., Bank One. Corp., CIBC Oppenheimer, Banc of America Securities, LLC, and TD Securities (USA), Inc. Each of the individual defendants is a current or former officer or director of Laidlaw or us. Plaintiffs sought to represent a class of all purchasers of certain bonds issued by Laidlaw during the period September 24, 1997 through May 12, 2000. Causes of action were asserted against Laidlaw pursuant to Sections 11 and 12(a)(2) of the Securities Act with respect to various bond offerings and pursuant to Section 10(b) of the Exchange Act and SEC Rule 10b-5. With court approval the parties engaged in mediation. On July 24, 2002, the parties entered into an agreement to settle this matter. The settlement agreement provides for a release of all claims that the plaintiffs have and may have against Laidlaw and the other defendants.

      3. On September 19, 2000, Laidlaw was added as a defendant in a consolidated amended securities fraud class action that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen Corp., certain current and former officers and directors of Laidlaw and Safety-Kleen, including John Grainger, James Bullock and Leslie Haworth, and PricewaterhouseCoopers LLP. This case was styled In re Safety-Kleen Corp. Securities Litigation. Safety-Kleen, which was in a chapter 11 reorganization proceeding, was dismissed as a defendant. Plaintiffs alleged that, during the class period, in violation of the federal securities laws, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of Laidlaw Environmental Services and Safety-Kleen. Plaintiffs further alleged that the proxy statement, prospectus and registration statement pursuant to which Laidlaw Environmental Services and the predecessor of Safety-Kleen were merged contained false and misleading financial information. PricewaterhouseCoopers

LLP agreed to a settlement with the plaintiff class. As a result of the U.S. Bankruptcy Court’s subordination of these claims against Laidlaw as described below, Laidlaw and Laidlaw International no longer participate as parties in this case.

      4. A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against Laidlaw, certain former officers and directors of Laidlaw and Safety-Kleen and the auditors of Safety-Kleen and Laidlaw, PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada), and was captioned In re Safety-Kleen Rollins Shareholders Litigation. In this complaint, the plaintiffs alleged that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. On June 7, 2001, the court dismissed the claims against Laidlaw and some of the defendants. The plaintiffs then filed a motion seeking leave to file an amended complaint that asserted a common law claim for negligent misrepresentation against Laidlaw and other defendants. The court granted the motion after Laidlaw’s chapter 11 filing, then subsequently vacated its order granting the motion with respect to Laidlaw. As a result of the U.S. Bankruptcy Court’s subordination of these claims against Laidlaw as described below, Laidlaw and Laidlaw International no longer participate as parties in this case.

      5. On January 23, 2001, a case was filed against Laidlaw, PricewaterhouseCoopers LLP, certain underwriters of Safety-Kleen bonds and former or current officers or directors of Safety-Kleen in the federal court in South Carolina captioned In re Safety-Kleen Corp. Bondholders Securities Litigation. This consolidated complaint consolidated the allegations originally brought by plaintiffs in a South Carolina District Court action and a Delaware District Court action against Laidlaw, certain of its current or former officers and directors and others. Plaintiffs asserted claims under the federal securities laws and alleged that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading. Plaintiffs filed motions for summary judgment against certain defendants on certain claims, and certain defendants filed motion for summary judgment, all of which are pending. As a result of the U.S. Bankruptcy Court’s subordination of these claims against Laidlaw as described below, Laidlaw and Laidlaw International no longer participate as parties in this case.

      6. On August 7, 2000, plaintiffs in the case captioned Raygar Environmental Systems International, Inc. v. Laidlaw Inc., Laidlaw Investments Ltd., Laidlaw Transportation, Inc., Laidlaw Environmental Services, Inc., LES, Inc., Laidlaw Environmental Services (US) Inc., Laidlaw Osco Holdings, Inc., Laidlaw International, Safety-Kleen Corp. filed an amended complaint in the U.S. District Court for the Southern District of Mississippi against the above-listed defendants. The complaint alleged causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, usurpation of corporate opportunity, negligent misrepresentation, fraudulent misrepresentation, violation of federal antitrust statutes, tortious interference with contractual relations, tortious interference with prospective contractual relations, tortious interference with prospective business relationships, fraud and abuse of superior bargaining power. Plaintiff sought damages in the amount of $450 million in compensatory damages and $900 million in punitive damages. Discovery occurred prior to Laidlaw filing bankruptcy, and a motion to dismiss was pending at that time. As a result of the Safety-Kleen and Laidlaw bankruptcy filings, this case was stayed in its entirety and, pursuant to an order of the Mississippi federal court, was dismissed without prejudice because of inactivity. As a result of the U.S. Bankruptcy Court’s disallowance of plaintiff’s proofs of claims in Laidlaw’s bankruptcy case, as described below, plaintiff is barred from further asserting any claims against us relating to the complaint.

      7. On November 6, 2000, a compliant was filed in the U.S. District Court for the Southern District of Mississippi and captioned Federated Holdings, Inc. v. Laidlaw Inc., Laidlaw Investments Ltd., Laidlaw Transportation, Inc., Laidlaw Environmental Services, Inc., LES, Inc., Laidlaw Environmental Services (US) Inc., Laidlaw Osco Holdings, Inc., Safety-Kleen Corp. The complaint alleged causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, negligent misrepresentation, fraudulent misrepresentation, violation of federal and state antitrust statutes, tortious interference with prospective business relationships, fraud, and abuse of superior bargaining power. Plaintiff sought damages in the amount of $200 million in compensatory damages and $250 million in punitive damages. The Mississippi federal court consolidated this case with case no. 6 above (Raygar) for all purposes. As a result of the Safety-Kleen and Laidlaw bankruptcy filings, this case was stayed in its entirety and, pursuant to an order of the Mississippi federal court, was dismissed without prejudice because of inactivity. As a result of the U.S. Bankruptcy Court’s disallowance of plaintiff’s proofs of claims in Laidlaw’s bankruptcy case, as described below, plaintiff is barred from further asserting any claims against us relating to the complaint.

Treatment in the Bankruptcy Proceedings of the above-listed cases Nos. 1-7

      The plaintiff classes in items nos. 1-4 above and the plaintiffs in items nos. 6-7 each filed claims in Laidlaw’s bankruptcy case. Pursuant to an order of the U.S. Bankruptcy Court dated August 30, 2002, proofs of claims relating to nos. 1, 3, 4 and 5 above were subordinated to the claims of general unsecured creditors and classified into a class under the Plan that did not receive any distributions. In addition, pursuant to an order of the U.S. Bankruptcy Court dated December 13, 2002, after a hearing on the merits, proofs of claims relating to nos. 6 and 7 (Raygar and Federated) were disallowed in their entirety. As a result, Laidlaw and Laidlaw International have no continuing direct exposure in any of these cases and such cases are considered closed with respect to us, except as they relate to certain of our former directors and officers pursuant to the D&O Claim Treatment Letter described below.

Director and Officer Claim Treatment Letter

      Pursuant to the Plan, we were authorized and directed to implement the D&O Claim Treatment Letter among Laidlaw, the informal steering committees of Laidlaw’s lenders and bondholders and certain present or former directors of Laidlaw or its subsidiaries or affiliates, including Safety-Kleen, or the Directors and Officers. The D&O Claim Treatment Letter sets forth an agreement among the parties with respect to the treatment of indemnification, reimbursement and other claims by the Directors and Officers (including certain individuals who have been named as defendants in the lawsuits described above) with respect to acts or omissions prior to our emergence from bankruptcy. Among other things, pursuant to the D&O Claim Treatment Letter, the Directors and Officers will have access to certain directors and officers insurance, or the D&O Insurance, purchased by us to cover claims, including those arising from the lawsuits described above. Further, we and the Directors and Officers agreed that the existing $10.0 million trust plus accrued interest thereon that previously was established by Laidlaw to satisfy D&O Claims of the Directors and Officers, or the Defense Trust, will continue in existence for ten years after the effective date of the Plan to pay any claims against the Directors and Officers not covered by the D&O Insurance.

      Under the terms of the D&O Claim Treatment Letter, we are obligated to contribute additional funds to maintain a balance in the Defense Trust of $10.0 million by contributing additional funds in $1.0 million increments, subject to a cap of $10.0 million in additional funding, which cap decreases over time as described below. At August 31, 2003, there was $9.2 million in that trust, and no additional funds have been contributed by us. The maximum aggregate amounts available in the trust and from additional contributions by us will be reduced to:

•	$17.5 million on June 23, 2005;

•	$15.0 million on June 23, 2007;

•	$12.5 million on June 23, 2009;

•	$10.0 million on June 23, 2011; and

•	$0 on June 23, 2013.

      Any unexpended monies in the Defense Trust will be remitted to us on June 23, 2013.

General Litigation and Other Disputes

      During 2002, the PBGC indicated to Laidlaw that it would object to the Plan if Laidlaw did not agree to take steps to improve the funded status of certain defined benefit pension plans that it maintained for its employees. Laidlaw and the PBGC entered into the PBGC Agreement to address the concerns of the PBGC. We have certain obligations under this agreement. The PBGC Agreement was approved by the U.S. Bankruptcy Court as part of the confirmation hearing held on February 27, 2003 with respect to the Plan, and was executed by the PBGC, us, and certain of our affiliates on June 18, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.”

      We are the sole shareholder of Greyhound Lines, Inc., which in turn is the sole shareholder of Sistemas Internacional de Transporte de Autobuses, Inc., or SITA. SITA owns 51% of Gonzalez, Inc., d/b/a Golden State Transportation. On November 28, 2001, Golden State and numerous individual employees, including its senior management, were indicted by a federal grand jury for felony criminal offenses for allegedly transporting and harboring illegal aliens. The indictment also seeks forfeiture to the government of all the property of Golden State, which involves Golden State, SITA and Greyhound Lines since they are claimants to the property. The defendants have been arraigned on the indictment and entered pleas of not guilty. Trial dates have been set as to certain defendants. None of Greyhound, SITA or Laidlaw International have been charged with any crime.

      The government filed a civil forfeiture action against certain Golden State assets based on allegations similar to those described in the indictment of Golden State. Neither SITA, Greyhound nor we are a defendant in the forfeiture action; however, Greyhound and SITA are claimants to the property. Golden State has entered into a settlement agreement with the government regarding the criminal and civil forfeiture cases brought by the government. On September 19, 2003, SITA and Greyhound also entered stipulations with the government to settle SITA and Greyhound’s claims to the subject property of the forfeiture action. Pursuant to these stipulations, Greyhound and SITA agreed to forfeit certain property and cooperate in the government’s ongoing criminal investigations. In return, the government dropped its forfeiture allegations against the remaining property originally sought for forfeiture and agreed not to pursue criminal charges against SITA, Greyhound and their employees arising out of the events described in the criminal indictment. The bankruptcy court overseeing the Golden State bankruptcy approved the settlement on November 6, 2003.

      Our healthcare businesses are subject to the Medicare and Medicaid fraud and abuse laws, which prohibit, among other things, any bribe, kick-back or rebate in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. We have implemented policies and procedures that management believes will assure that we are in substantial compliance with these laws. We are currently undergoing investigations by certain government agencies as described below and in certain other matters regarding compliance with Medicare fraud and abuse statutes. We are cooperating with the government agencies conducting these investigations and are providing requested information to the government agencies. Management believes that the outcome of any of these investigations would not have a material adverse effect on us.

      From August 1998 until August 2000, AMR received six subpoenas duces tecum from the Unites States Attorney’s Office. These subpoenas related to billing matters for emergency transports and specialized services. AMR has reached a tentative settlement with the United States Attorney’s Office under which it has agreed to pay $3.5 million relating to these matters.

      In June 1999, the U.S. Department of Justice began an investigation of the billing processes of Regional Emergency Services, a subsidiary of AMR, and of Florida Hospital Waterman. Regional Emergency Services managed the ambulance services for Florida Hospital Waterman. The U.S. Department of Justice reviewed the billing processes of the companies from October 1992 to May 2002. The U.S. Department of Justice alleged violations by the companies of the False Claims Act based on the absence of certificates of medical necessity and other non-compliant billing practices. The parties have reached a tentative settlement for an aggregate of $20 million, of which AMR will contribute $5 million.

      On May 9, 2002, AMR received another subpoena duces tecum from the Office of the Inspector General. The subpoena requested copies of documents for the period from January 1993 through May 2002. The subpoena required AMR to produce a broad range of documents relating to Huguley Hospital and Regional

Emergency Services contracts in Texas, Georgia and Colorado. The claims in Texas have been resolved pursuant to the $20 million tentative settlement agreement described above. The government investigations in Georgia and Colorado are continuing.

      During the first quarter of fiscal 2004, AMR was advised by the U.S. Department of Justice that it continues to investigate certain business practices at AMR. The specific practices at issue were primarily the focus of a January 4, 2002 subpoena served on AMR by the Office of the Inspector General of the United States Department of Health and Human Services. Specifically, the U.S. Department of Justice is investigating (1) whether ambulance transports involving Medicare eligible patients complied with the “medically necessary” requirement imposed by Medicare regulations, (2) whether patient signatures, when required, were properly obtained from Medicare eligible patients; and (3) whether discounts in violation of the Federal Anti-Kickback Act were provided by AMR in exchange for referrals involving Medicare eligible patients. At this time, it is not possible to predict the ultimate conclusion of this investigation, nor is it possible to calculate any possible financial exposure to us.

      We are also subject to certain environmental liabilities. Specifically, Greyhound Lines, Inc. may be liable for certain environmental liabilities and clean-up costs at the various facilities presently or formerly owned or leased by Greyhound Lines, Inc. Based upon surveys conducted solely by Greyhound Lines, Inc.’s personnel or its experts, 36 active and seven inactive locations have been identified as sites requiring potential clean-up and/or remediation as of November 30, 2003. Additionally, Greyhound Lines, Inc. is potentially liable with respect to six active and seven inactive locations which the Environmental Protection Agency, or the EPA, has designated as Superfund sites. Greyhound Lines, Inc., as well as other parties designated by the EPA as potentially responsible parties, face exposure for costs related to the clean-up of those sites. Based on the EPA’s enforcement activities to date, Greyhound Lines, Inc. believes its liability at these sites will not be material because its involvement was as a de minimis generator of wastes disposed of at the sites. In light of its minimal involvement, Greyhound Lines, Inc. has been negotiating to be released from liability in return for the payment of nominal settlement amounts.

      Greyhound Lines, Inc. has recorded a total environmental liability of $5.6 million at November 30, 2003, of which approximately $1.0 million is indemnifiable by the predecessor owner of Greyhound Lines, Inc.’s domestic bus operations, Viad Corp. The environmental liability relates to sites identified for potential clean-up and/or remediation, and the majority of this environmental liability is expected to be paid over the next five to ten years. See also “Risk Factors — Risks Relating to Our Business — We are subject to various regulations that could impose substantial costs upon us and may adversely affect our business, financial condition and results of operations.”

      We are also a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury, property damage or employment related claims. Based on our assessment of known claims and our historical claims payout pattern, management believes that there is no proceeding either threatened or pending against us relating to personal injury and/or property damage claims and/or employment related that would have a material adverse effect on us.

MANAGEMENT

      The following are our officers and directors and their ages as of March 1, 2004:

Name	Age	Position

Kevin E. Benson	57	Director, President and Chief Executive Officer
Douglas A. Carty	47	Senior Vice President and Chief Financial Officer
Jeffrey W. Sanders	42	Vice President, Corporate Development and Controller
Jeffery A. McDougle	47	Vice President and Treasurer
John F. Chlebowski	58	Director
James H. Dickerson, Jr	57	Director
Lawrence M. Nagin	63	Director
Vicki A. O’Meara	46	Director
Richard P. Randazzo	60	Director
Maria A. Sastre	48	Director
Peter E. Stangl	62	Director
Carroll R. Wetzel, Jr.	60	Director

      Biographical information relating to each of our officers and directors is set forth below.

      Kevin E. Benson has been our President and Chief Executive Officer and a director since June 23, 2003. From September 2002 to June 23, 2003, Mr. Benson was President and Chief Executive Officer of Laidlaw. Prior to that, Mr. Benson served as President and Chief Executive Officer of the Insurance Corporation of British Columbia from December 2001 until September 2002 and, in 2000 and 2001, as President of The Pattison Group, a privately owned company and a conglomerate that owns interests in numerous businesses across a range of industries. He previously served as President and Chief Executive Officer of Canadian Airlines International from 1996 until 2000 and as Chief Financial Officer from 1995 to 1996. Prior to joining Canadian Airlines in 1995, he served in various capacities with Trizec-Hahn, a Canadian real estate development company with property holdings in the U.S. and Canada, joining the company in 1977 and becoming Chief Financial Officer in 1983, President in 1986 and Chief Executive Officer in 1987. Mr. Benson also serves as a director of Manulife Financial.

      Douglas A. Carty has been our Senior Vice President and Chief Financial Officer since June 23, 2003. From January 2003 to June 23, 2003, Mr. Carty was Senior Vice President and Chief Financial Officer of Laidlaw. Prior to that, Mr. Carty served as Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, an aviation transportation company, from July 2001 until December 2002. From 1990 until July 2001, Mr. Carty was employed with Canadian Airlines, where he served in a variety of positions, including Senior Vice President and Chief Financial Officer from 1996 until July 2000. Mr. Carty also serves as a non-executive Chairman of the Board of Points International Ltd.

      Jeffrey W. Sanders has been our Vice President, Corporate Development since August 2003 and our Controller since February 2004. From May 1999 until July 2003, he served as Senior Vice President and Chief Financial Officer of Greyhound Lines, Inc. Mr. Sanders joined Greyhound Lines, Inc. in June 1997 as Vice President, Corporate Development.

      Jeffery A. McDougle has been our Vice President and Treasurer since February 2, 2004. Prior to joining us, Mr. McDougle was Vice President of Fleet of US Airways, Inc., a commercial air transportation company, from July 2003 to January 2004. Prior to that, Mr. McDougle served as Vice President of Finance and Treasurer of US Airways Group, Inc., the parent company of US Airways, Inc., from May 1999 to July 2003.

      John F. Chlebowski has served as a director since June 23, 2003. He has served as the President and Chief Executive Officer of Lakeshore Operating Partners, LLC, a bulk liquid distribution firm, since March 2000. From July 1999 until March 2000, Mr. Chlebowski was a senior executive and co-founder of Lakeshore Liquids Operating Partners, LLC, a private venture firm in the bulk liquid distribution and logistics business, and from January 1998 until July 1999, he was a private investor and consultant in bulk liquid distribution.

Prior to that, he was employed by GATX Terminals Corporation, a subsidiary of GATX Corporation, as President and Chief Executive Officer from 1994 until 1997. He served as Chief Financial Officer and Vice President Finance of GATX Corporation, a specialized finance and leasing company, from 1986 until 1994 and Vice President Finance from 1984 until 1986. Mr. Chlebowski joined GATX Corporation in 1983 as Vice President Financial Planning. Mr. Chlebowski is also a director of PRP-GP, LLC as well as a director of NRG Energy, Inc.

      James H. Dickerson, Jr. has served as a director since June 23, 2003. Mr. Dickerson served as the Chief Operating Officer of Caremark Rx, Inc., a pharmaceutical company, from May 2000 until July 2002, when he retired. He joined Caremark in 1998 as the Executive Vice President and Chief Financial Officer. Prior to joining Caremark, Mr. Dickerson was Senior Vice President and Chief Financial Officer of Aetna US Healthcare Corporation of Aetna, Inc., a provider of healthcare benefits, from 1994 until 1998.

      Lawrence M. Nagin has served as a director since June 23, 2003. Since April 2003, Mr. Nagin has been of counsel with the law firm O’Melveny & Myers LLP. Before joining O’Melveny & Myers, Mr. Nagin was a consultant of US Airways Group, Inc., the parent company of US Airways, Inc., a commercial air transportation company. Mr. Nagin joined US Airways Group as Executive Vice President — Corporate Affairs and General Counsel in 1996 where he held that position until his retirement in 2002. Prior to that, he was in the private practice of law at the law firm Skadden, Arps, Slate, Meagher & Flom LLP from 1994 until 1996. Prior to joining the law firm, Mr. Nagin was Executive Vice President — Corporate Affairs and General Counsel for UAL Corp., the parent company of United Airlines, Inc., a commercial air transportation company.

      Vicki A. O’Meara has served as a director since June 23, 2003. Since 1997, Ms. O’Meara has served as Executive Vice President, General Counsel and Secretary of Ryder System, Inc., a provider of logistics, transportation and e-commerce solutions. Prior to that, she was a partner at the law firm Jones Day from 1993 until 1997. Ms. O’Meara has also held various federal government positions in Washington, D.C., including Assistant Attorney General of the Environmental and Natural Resources Division of the U.S. Department of Justice, Deputy General Counsel of the U.S. Environmental Protection Agency, and Assistant to the General Counsel in the Office of the Secretary of the Army. Ms. O’Meara was a 1986-1987 White House Fellow serving as Special Assistant to the White House Counsel and as Deputy Executive Secretary to the Domestic Policy Council of the Cabinet.

      Richard P. Randazzo has served as a director since June 23, 2003. Since 1997, Mr. Randazzo has served as Senior Vice President, Human Resources of Federal-Mogul Corporation, a global supplier of automotive components and sub-systems serving original equipment manufacturers and the aftermarket.

      Maria A. Sastre has served as a director since June 23, 2003. Since 2000, Ms. Sastre has served as Vice President, Fleet Operations Guest Services for Royal Caribbean International of Royal Caribbean Cruises, a global cruise vacation company. Prior to that, she was employed by UAL Corporation, a holding company for United Airlines, Inc., a commercial air transportation company, since 1992 where she held various positions, including Vice President, Customer Satisfaction from 1999 until 2000, Vice President, Latin America and Caribbean from 1995 until 1999, and Director, International Sales and Marketing, Asia, Europe and Latin America from 1994 until 1995. Ms. Sastre is also a director of Darden Restaurants, Inc.

      Peter E. Stangl has served as a director since June 23, 2003. From 2000 until his retirement in 2003, he served as President of Bombardier Transportation, US, a division of Bombardier, Inc., a global manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. Prior to that, Mr. Stangl served as President of Bombardier Transit Corporation from 1995 until 2000. Before joining Bombardier, he was employed by the Metropolitan Transportation Authority of New York where he was Chairman and Chief Executive Officer from 1991 until 1995 and President, Metro-North Commuter Railroad from 1981 until 1991. Mr. Stangl joined the Metropolitan Transportation Authority as Assistant Executive Director for Service Policy and Operations in 1980.

      Carroll R. Wetzel, Jr. has served as a director since June 23, 2003. Since 2000, Mr. Wetzel has served as Chairman of the Board of Safety Components International, Inc., a supplier of automotive airbag fabric and cushions and technical fabrics. From 1988 to 1996, Mr. Wetzel was a Managing Director and head of the Mergers and Acquisition Group of J.P. Morgan Chase & Company (formerly Chemical Bank Corporation).

EXECUTIVE COMPENSATION

Summary Compensation Table

      The table below provides information relating to compensation for our last three fiscal years for each person who served as the Chief Executive Officer during fiscal 2003 and the four most highly compensated executive officers serving at the end of fiscal 2003 who received compensation in excess of $100,000. The amounts shown include compensation for services in all capacities that were provided to us and our direct and indirect subsidiaries and predecessors.

					Long-Term
		Annual Compensation			Compensation

				Other Annual	Securities	All Other
		Salary		Compensation	Underlying	Compensation
Name and Principal Position	Year	($)(1)	Bonus ($)	($)(1)	Options/SARS	($)(2)

Kevin E. Benson(3)	2003	$575,000	$517,500	—	—	$34,017
President, Chief Executive	2002	—	—	—	—	—
Officer and Director	2001	—	—	—	—	—
Douglas A. Carty(4)	2003	$266,667	$218,680	—	—	$7,759
Senior Vice President and	2002	—	—	—	—	—
Chief Financial Officer	2001	—	—	—	—	—
Ivan R. Cairns	2003	$330,000	$127,875	—	—	$127,397
Senior Vice President and	2002	$324,167	$140,000	—	—	$48,803
General Counsel	2001	$320,000	$171,200	—	—	$8,793
Wayne R. Bishop(5)	2003	$168,361	$48,961	—	—	$65,057
Vice President, Controller	2002	$154,018	$63,569	—	—	$107,047
	2001	$150,782	$73,361	—	—	$90,295
D. Geoffrey Mann(5)	2003	$151,525	$44,065	—	—	$55,653
Vice President, Treasury	2002	$133,759	$63,569	—	—	$91,213
	2001	$126,984	$43,886	—	—	$75,250
John R. Grainger(6)	2003	$624,000	—	—	—	$3,392,221	(7)
Former President, Chief	2002	$624,000	$634,725	—	—	$319,513
Executive Officer and	2001	$610,000	$210,000	—	—	$158,951
Director

(1)	The value of perquisites for each named executive officer is less than the lesser of $50,000 and 10% of the total of the executive officer’s annual salary and bonus.

(2)	Includes contributions to a qualified defined contribution plan in 2003 for the following individuals: to Mr. Benson, $24,000; to Mr. Cairns, $3,005; to Mr. Bishop, $3,367; to Mr. Mann, $3,233 and to Mr. Grainger, $37,440. Also includes the cost of term life insurance in 2003 for the following individuals: to Mr. Benson, $1,856; to Mr. Carty, $745; to Mr. Cairns, $2,774; to Mr. Bishop, $988; to Mr. Mann, $890 and to Mr. Grainger, $2,037. Also includes payments made under the key employment retention plan in 2003 for the following individuals: to Mr. Cairns, $120,000; to Mr. Bishop, $59,796 and to Mr. Mann, $50,508.

(3)	In September 2002, Mr. Benson was appointed President and Chief Executive Officer.

(4)	Mr. Carty was appointed Senior Vice President and Chief Financial Officer in January 2003.

(5)	Messrs. Bishop and Mann were compensated in Canadian dollars. All salary, bonus and other compensation amounts for these individuals (and certain other compensation for Messrs. Grainger and Cairns) have been converted to U.S. dollars based upon average exchange rates per Canadian dollar of $1.4849, $1.5731 and $1.5267 for 2003, 2002 and 2001, respectively.

(6)	Mr. Grainger served as President and Chief Executive Officer until September 2002. Mr. Grainger left the company in August 2003.

(7)	Mr. Grainger’s employment agreement provided for payment of a restructuring bonus declining in amount to $525,000 if the effective date of the restructuring and confirmation of the Plan occurred after January 1, 2003. The separation allowance of $2,818,441 was also determined in accordance with Mr. Grainger’s employment agreement, consisting of 2.5 times his base salary and target annual incentive plus a lump sum amount equivalent to the cost of all his benefits for a period of thirty months.

Long-Term Incentive Plans — Awards in Last Fiscal Year

      No payments were made or awards granted under long-term incentive plans to the named executive officers during our last fiscal year.

Option/SAR Grants in Last Fiscal Year

      No stock options or stock appreciation rights were granted to the named executive officers during our last fiscal year.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

      On June 23, 2003, the effective date of the Plan, all the then outstanding options were cancelled for no consideration. As of August 31, 2003, none of the named executive officers held stock options or stock appreciation rights. None of the named executive officers exercised stock options in fiscal 2003.

Supplemental Executive Retirement Plans

      We sponsor two supplemental executive retirement plans for specified employees. The benefit amount payable under the plans at age 65 is the sum of (1) 1.0% of final average earnings up to $200,000 and (2) 1.5% of final average earnings in excess of $200,000, less government pension benefits, multiplied by the participant’s years of service with us and our affiliates. A participant’s final average earnings would be the average of the highest consecutive five years’ earnings (including salary and bonus, not exceeding the target level) earned by the participant in the last ten years prior to retirement. The form of benefit would be an annuity, guaranteed for five years.

      The following table sets forth the annual amount (after deducting government pension benefits) that would be payable to the named executive officers based on retirement at age 65, at various levels of remuneration and years of service.

Supplemental Executive Retirement Plan

Annual Pension Payable Upon Retirement at Normal Retirement Age

	Years of Credited Service

Remuneration	10	15	20	25	30

$200,000	$21,390	$32,084	$42,779	$53,474	$64,169
$300,000	$36,190	$54,284	$72,379	$90,474	$108,569
$400,000	$51,190	$76,784	$102,379	$127,974	$153,569
$500,000	$66,090	$99,134	$132,179	$165,224	$198,269
$600,000	$81,190	$121,784	$162,379	$202,974	$243,569
$700,000	$96,390	$144,584	$192,779	$240,974	$289,169
$800,000	$111,190	$166,784	$222,379	$277,974	$333,569
$900,000	$126,490	$189,734	$252,979	$316,224	$379,469
$1,000,000	$141,590	$212,384	$283,179	$353,974	$424,769
$1,100,000	$156,490	$234,734	$312,979	$391,224	$469,469
$1,200,000	$171,190	$256,784	$342,379	$427,974	$513,569
$1,300,000	$185,690	$278,534	$371,379	$464,224	$557,069
$1,400,000	$201,390	$302,084	$402,779	$503,474	$604,169
$1,500,000	$215,590	$323,384	$431,179	$538,974	$646,769

      The credited years of service for the named executive officers as of August 31, 2003, assuming the individual meets specified conditions of continued employment with us, are as follows: 0.96 years for Mr. Benson, 17.29 years for Mr. Grainger, 0.65 years for Mr. Carty, 21.82 years for Mr. Cairns, 8.42 years for Mr. Bishop and 6.42 years for Mr. Mann.

      We also provide retirement and deferred savings plans pursuant to which we will match 50% of the employee’s contributions to the plan, provided that the total annual contributions do not exceed the maximum allowable contributions under the relevant income tax law.

Severance Policy

      We have a severance policy pursuant to which an employee whose employment is involuntarily terminated by us other than for cause will receive a severance allowance consisting of (1) a severance amount payable for a period based on the employee’s years of service, age, base salary and car allowance, (2) continuation of specified welfare benefits for the shorter of the severance period or until the employee obtains alternative employment, and (3) outplacement services. The severance amount is calculated by adding the employee’s (1) age in years, (2) months of service and (3) base salary divided by 1,000, and dividing that sum by 30. The result is the number of months of severance pay provided to the terminated executive. For certain employees leaving in connection with our reorganization, this severance amount is enhanced by 30%. This severance amount is inclusive of any severance pay required by law, and the employee must execute a general release of claims in order to receive a severance allowance. This policy is applicable to the named executive officers other than Messrs. Benson and Carty.

Employment Agreements

Benson Employment Agreement

      We are party to an employment agreement with Mr. Benson under which Mr. Benson serves as our President and Chief Executive Officer. Pursuant to the agreement, as amended, in addition to his annual salary, Mr. Benson is eligible to participate in our short-term incentive plan. Mr. Benson’s target bonus is 100% of base salary, with a maximum bonus of 200% of base salary. Mr. Benson also participates in our supplemental executive retirement plan and is eligible to receive stock options as approved by our board of directors. Pursuant to the agreement, Mr. Benson also receives other benefits, including a monthly allowance for automobile and related operating and insurance expenses, reimbursement of club membership expenses, tax preparation and planning expenses, each subject to maximum reimbursement limits, and relocation expenses. If Mr. Benson is terminated without cause, we will continue to pay his base salary in effect at that time and provide him with medical insurance, dental insurance and term life insurance for a period of 24 months following termination. In lieu of these benefits, Mr. Benson may be paid an equivalent lump sum cash amount. The agreement requires Mr. Benson to refrain from competing with us and soliciting our customers during his employment and for 24 months following his termination without cause. The agreement also prevents Mr. Benson from soliciting any of our employees for a period of 24 months following his termination.

Carty Employment Agreement

      We are party to an employment agreement with Mr. Carty under which Mr. Carty serves as our Senior Vice President and Chief Financial Officer. Pursuant to the agreement, in addition to his annual salary, Mr. Carty is eligible to participate in our short-term incentive plan. Mr. Carty’s target bonus is 75% of base salary, with a maximum bonus of 150% of base salary. Mr. Carty also participates in our supplemental executive retirement plan and is eligible to receive stock options as approved by our board of directors. Pursuant to the agreement, Mr. Carty also receives other benefits, including a monthly allowance for automobile and related operating and insurance expenses, reimbursement of club membership expenses, tax preparation and planning expenses, each subject to maximum reimbursement limits, and relocation expenses. If Mr. Carty is terminated without cause, we will continue to pay his base salary in effect at that time and provide him with medical insurance, dental insurance and term life insurance for a period of 24 months following termination. In lieu of these benefits, Mr. Carty may be paid an equivalent lump sum cash amount. In addition, if Mr. Carty is terminated within his first year of employment, we must reimburse him for reasonable and actual relocation expenses. The agreement requires Mr. Carty to refrain from competing with us and soliciting our customers during his employment and for 24 months following his termination without cause. The agreement also prevents Mr. Carty from soliciting any of our employees for a period of 24 months following his termination.

Grainger Employment Agreement

      We were a party to an employment agreement with Mr. Grainger dated January 1, 2000, as amended November 26, 2001, pursuant to which Mr. Grainger served as President and Chief Executive Officer of Laidlaw, our predecessor, until September 2002 and then served as the President and Chief Executive Officer of Laidlaw Transit, Inc., our subsidiary, until August 2003. In addition to his annual salary, Mr. Grainger was eligible to participate in our short-term incentive plan. Mr. Grainger’s target bonus was 70% of his base salary. The agreement also provided for a restructuring bonus of $525,000 based on an effective restructuring date of June 23, 2002. Mr. Grainger participated in our supplemental executive retirement plan which was amended pursuant to his agreement to grant Mr. Grainger two years of credited service for every year or partial year served under the plan commencing January 1, 2000 and reduce the early retirement age for Mr. Grainger from 65 years to 60 years of age on a year for year or partial year basis. Pursuant to this agreement, Mr. Grainger also received other benefits, such as welfare benefits, a monthly allowance for an automobile, five weeks of vacation and reimbursement of professional counseling fees and club membership expenses, each subject to maximum reimbursement limits. If Mr. Grainger’s employment was terminated by us without cause, as defined in the agreement, Mr. Grainger would have been entitled to (1) an immediate payment of a lump sum equal to 2.5 times his annual base salary plus 2.5 times his target award under our CEO annual incentive plan and (2) the continuation of his benefits and perquisites, as described above, for 30 months after termination. In lieu of these benefits, Mr. Grainger was entitled to receive an equivalent lump sum cash amount. Based on the foregoing, Mr. Grainger received $2,818,441.

Change in Control Agreements

      We are parties to change in control agreements with Messrs. Benson and Carty. Under the change in control agreements, if the executive is terminated without cause during the two-year period following a change in control or if the executive terminates his employment with us during the two-year period upon the occurrence of specified events, including, without limitation:

•	a reduction in the aggregate of the executive’s base pay and incentive pay;

•	our failure to maintain the executive in the office or position, or a substantially equivalent office or position of or with us, which he held immediately prior to the change in control;

•	an adverse change in the nature or scope of the authorities, powers, functions or responsibilities of the executive;

•	the termination or denial of the executive’s rights to employee benefits; or

•	specified relocations of the executive or excess travel,

the executive is entitled to severance benefits. For purposes of these agreements, the definition of a “change in control” includes:

•	the acquisition by any individual, entity or group of beneficial ownership of 50% or more of the then outstanding voting stock of Laidlaw International, except in several instances;

•	individuals who currently constitute or are approved by our board of directors cease for any reason to constitute at least a majority of the board, with several exceptions;

•	the consummation of a reorganization, merger or consolidation or a sale or other disposition of all or substantially all of our assets, unless, in each case, immediately following the event,

•	all or substantially all of the individuals and entities who were the beneficial owners of our voting stock immediately prior to the event beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from the event in substantially the same proportions relative to each other as their ownership, immediately prior to the transaction, of our voting stock;

•	no person (other than any entity resulting from the transaction or any employee benefit plan or related trust sponsored or maintained by us) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of common stock of the entity resulting from the transaction or the combined voting power of the then outstanding voting securities of that entity except to the extent ownership existed prior to the transaction; and

•	at least a majority of the members of the board of directors of the entity resulting from the transaction were members of the incumbent board at the time of the execution of the initial agreement or of the action of the board providing for the transaction; or

•	the approval by our stockholders of a complete liquidation or dissolution of Laidlaw International.

      The severance benefits following a change in control under the change in control agreements will consist of a lump sum payment equal to two times the sum of the executive’s highest previous base salary and the executive’s incentive pay (calculated at not less than the higher of (1) the highest aggregate incentive pay earned in any fiscal year after the change in control or in any of the three years immediately preceding the year in which the change in control occurred or (2) the plan target for the year in which the change in control occurred), plus continued benefits coverage for a period of 24 months. In addition, the executive will receive a lump sum payment in an amount equal to the actuarial equivalent of the excess of (1) the retirement pension and the medical, life and other benefits that would be payable to the executive under various retirement plans if the executive continued to be employed during the 24 month period after termination given the executive’s base pay, over (2) the retirement pension and the medical, life and other benefits that the executive is entitled to receive (either immediately or on a deferred basis) under the retirement plans. The executive is also entitled to reimbursement of reasonable outplacement services of up to $25,000. Further, upon the change of control, all equity incentive awards held by the executive will become fully vested and all stock options held by the executive will become fully exercisable.

Equity Compensation Plan

      Our 2003 equity and performance incentive plan, or the 2003 Plan, was approved by the U.S. Bankruptcy Court on February 27, 2003. The 2003 Plan provides for the grant of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, and performance units to officers and employees of our company and of our subsidiaries. The 2003 Plan also provides for the grant of option rights and restricted stock to non-employee directors. There are 5,000,000 shares of common stock available under the 2003 Plan. No participant may be granted more than 500,000 option rights, appreciation rights, deferred shares, or restricted shares, or more than $1,000,000 worth of performance shares or performance units in any calendar year.

      The 2003 Plan is administered by our board of directors. Our board of directors has the authority to select plan participants, grant awards, and determine the terms and conditions of such awards. Generally, with respect to awards granted under the 2003 Plan, (1) option rights, and corresponding appreciation rights, vest ratably over not less than a three-year period, (2) restricted stock grants are subject to a risk of forfeiture for a period of not less than three years, (3) deferred shares are subject to a deferral period of not less than one year, and (4) performance shares and performance units are paid to a plan participant upon the achievement of management objectives specified in the grant measured over a period specified in the grant of not less than one year. If stated in the award, the exercise of option rights, appreciation rights, and restricted stock may also be subject to the achievement of management objectives, as defined in the 2003 Plan.

Director Compensation

      Our non-executive directors, other than the Chairman, receive an annual retainer of $47,500, with the audit committee chair receiving an additional $20,000, the human resources and compensation committee chair an additional $8,000 and other committee chairs an additional $5,000. The non-executive Chairman receives an annual retainer of $150,000. Non-executive directors receive meeting fees of $1,500 per board meeting attended and $1,000 per committee meeting attended; fees for telephonic meetings are reduced by 50%. Directors may defer all or a portion of their cash compensation. Deferred cash compensation will be credited to a deferral account, which will be deemed to be invested in hypothetical shares of our common stock. Each deferral account will be credited with dividend equivalents and will be distributed to the director in a lump sum in cash on a date selected by the director.

      Each non-executive director, other than the Chairman, also receives an annual equity award consisting of 6,750 stock options and 3,375 restricted shares; the Chairman receives 10,125 stock options and 5,063 restricted shares. Directors may elect to defer receipt of all or a portion of the restricted shares granted to them. These deferred shares will be credited to a deferral account, will no longer have voting and dividend rights, and will be subject to a risk of forfeiture on the same basis as the underlying restricted shares. Each deferral account will be credited with dividend equivalents. To the extent vested, the shares credited to a deferral account will be distributed to the director on a distribution date selected by the director in the form of our common stock and the dividend equivalents will be distributed to the director in cash. We have also established stock ownership guidelines. Within five years, directors are expected to hold common stock (including deferred shares) having a value of not less than three times (five times in the case of the Chairman) of the annual general retainer of $47,500. In addition, each director is reimbursed for any reasonable travel expenses incurred in attending meetings.

Human Resources and Compensation Committee Interlocks and Insider Participation

      Our human resources and compensation committee oversees all matters relating to human resources of our company and administers (1) all stock option or stock-related plans and, in connection therewith, all awards of options to employees pursuant to any stock option or stock-related plan, (2) all bonus plans and (3) all compensation of our Chief Executive Officer. The members of our human resources and compensation committee during the fiscal year ended August 31, 2002 and until our emergence from bankruptcy on June 23, 2003 were William P. Cooper, Stella M. Thompson and Peter N.T. Widdrington. The current committee members are Richard P. Randazzo, Maria A. Sastre, Peter E. Stangl and Carroll R. Wetzel, Jr. No officer or employee of our company served on our human resources and compensation committee. We are not aware of any matters reportable under “Certain Relationships and Related Transactions” relating to these individuals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      In connection with the Plan, all of the outstanding shares of capital stock of our predecessor, Laidlaw, was canceled for no consideration. In addition, we issued an aggregate of 100,000,003 shares of common stock to creditors of Laidlaw and certain of its debtor affiliates and 3,777,419 shares of common stock to the Pension Plan Trust. As of December 31, 2003, we had 103,806,110 shares of common stock outstanding.

      Except as otherwise noted, the following table sets forth certain information as of December 31, 2003 as to the security ownership of those persons owning of record, or known to us to be the beneficial owner of, more than five percent of our voting securities and the security ownership of our equity securities by each of the directors and each of the executive officers named in the Summary Compensation Table and all directors and executive officers as a group. Unless otherwise indicated, all information with respect to beneficial ownership has been furnished by the respective director, executive officer or five percent beneficial owner, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the common stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Exchange Act.

	Amount and Nature of	Percentage of Shares of
	Beneficial Ownership	Common Stock
Names of Beneficial Owners	of Common Stock	Beneficially Owned (%)

Kevin E. Benson	—	—
John R. Grainger	—	—
Douglas A. Carty	—	—
Ivan R. Cairns	—	—
Wayne R. Bishop	—	—
D. Geoffrey Mann	—	—
John F. Chlebowski	3,375	*
James H. Dickerson, Jr.	3,375	*
Lawrence M. Nagin	3,375	*
Vicki A. O’Meara	3,375	*
Richard P. Randazzo	4,375	*
Maria A. Sastre	3,375	*
Peter E. Stangl	5,063	*
Carroll R. Wetzel, Jr.	3,375	*
All directors, the director nominees and executive officers as a group (14 persons)	29,688	*

*	Less than one percent.

      Since we recently emerged from bankruptcy, our newly constituted board of directors and officers have had little opportunity to accumulate ownership of our stock. It is our philosophy that the interests of the executive officers and directors should be closely aligned with shareholders and that a significant portion of their compensation should be tied to the value of our stock. As described under “Executive Compensation — Equity Compensation Plan,” we adopted the 2003 Plan which provides for a variety of equity grants for directors and officers. While not required to be reflected in the table above, in addition to the stock reflected in the table, on September 10, 2003 each non-executive director (other than the Chairman) was granted 6,750 stock options vesting ratably over a three-year period. The Chairman was granted 10,125 stock options. Additionally, on November 24, 2003, Messrs. Benson and Carty were granted stock options in the amounts of 185,000 and 60,000, respectively. Messrs. Benson and Carty were also awarded deferred shares in the amounts of 300,000 and 100,000, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships with Greyhound Lines

      We acquired Greyhound Lines, Inc. during fiscal 1999 and, in connection therewith, entered into various agreements and arrangements with them. Following the acquisition and through August 31, 2001, Greyhound Lines purchased its insurance jointly with us, subject to a $50,000 deductible for property damage claims and no deductible for all other claims. Effective September 1, 2001, Greyhound Lines purchased coverage for automobile liability, general liability and workers’ compensation insurance from a third-party insurance company for claims up to a limit of $5.0 million. Greyhound Lines purchases jointly with us excess coverage for automobile liability, general liability and workers’ compensation insurance for claims which exceed $5.0 million and coverage for physical damage to Greyhound Lines’ property and business interruption, subject to a $50,000 deductible, and for other miscellaneous lines of insurance. During fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, we charged Greyhound Lines $45.9 million, $5.9 million, $8.7 million and $2.2 million, respectively, for insurance premiums under these programs. The premiums charged by us to Greyhound Lines for the periods prior to September 1, 2001 have been less than the claims expenses incurred. Due to continued development of losses in connection with claims incurred prior to September 1, 2001, the restricted group continues to incur costs for such claims after August 31, 2001 relating to pre-September 1, 2001 insurance programs with Greyhound Lines. As a result, we have recorded operating losses (profits) relating to insuring Greyhound Lines during fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003 of $37.0 million, $33.8 million, $(2.7) million and $1.1 million, respectively.

      We incur taxable income or loss associated with Greyhound Lines on our U.S. consolidated tax return. For fiscal 2001, we paid a refund to Greyhound Lines of $3.9 million, representing Greyhound Lines’ share of federal income taxes, based on its separate taxable income or loss, incurred by us on our U.S. consolidated tax return. No refunds to or from Greyhound Lines were made in fiscal 2002. Any amounts due to or from Greyhound Lines for fiscal 2003 and for the three months ended November 30, 2003 have not yet been determined.

      We provide various management services to Greyhound Lines, including risk management, income tax and treasury services. During fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, we charged Greyhound Lines $5.0 million, $3.5 million, $3.5 million and $0.9 million, respectively, for these services.

      We also have provided credit support in the form of corporate guarantees and letters of credit for certain of Greyhound Lines’ operating leases. As of November 30, 2003, we have guaranteed $102.1 million of future minimum lease payments on buses under lease by Greyhound Lines and have provided $20.7 million in letters of credit. As described under “Description of Other Indebtedness — Senior Secured Credit Facility,” a portion of the revolving credit facility of our senior secured credit facility is made available to satisfy our guarantees of those leases and may be drawn upon only to the extent the guarantees are called. Further, Greyhound Lines’ supplemental employee retirement plan has been funded through a rabbi trust with a $3.0 million letter of credit that we issued.

      In connection with the Plan, we have entered into the PBGC Agreement relating to our pension plan funding obligations with respect to the Greyhound Lines Plans. We may be required to fund the Greyhound

Lines Plans in excess of the commitments required to be made under the PBGC Agreement. Affiliates of Greyhound Lines are jointly and severally responsible for certain Greyhound Lines pension funding requirements if Greyhound Lines is unable to make those funding requirements. For a description of the PBGC Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Pension Plan Funding Requirements.”

      Greyhound Lines’ management is responsible for managing Greyhound Canada. These management services include oversight of the accounting and finance, strategic planning, real estate, telephone information center, information technology, travel services, marketing and pricing, internal audit and maintenance functions. Beginning in fiscal 2002, no fees were charged by Greyhound Lines to Greyhound Canada for these services, and during fiscal 2002 and 2003 and the three months ended November 30, 2003, Greyhound Lines charged Greyhound Canada $1.4 million, $1.5 million and $0.4 million, respectively, for these services. In addition, during fiscal 2002, Greyhound Lines sold buses to Greyhound Canada for approximately $5.7 million. There were no sales made during fiscal 2000, 2001 and 2003 and the three months ended November 30, 2003.

      Greyhound Lines provides buses, subject to intermediate term operating leases, to Roesch Lines, a division of our public transit subsidiary, Laidlaw Transit Services, Inc. Roesch Lines is primarily engaged in providing charter services in the United States. Additionally, Greyhound Lines purchases charter services from Roesch Lines, principally for transport of cruise ship passengers in connection with its travel services business. During fiscal 2002 and 2003 and the three months ended November 30, 2003, Greyhound Lines received $0.2 million, $0.2 million and $0.1 million, respectively, of lease income. During fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, Greyhound Lines purchased $1.3 million, $1.7 million, $1.0 million and $0.2 million, respectively, of charter services from Roesch Lines.

      During fiscal 2001, Greyhound Lines, Inc. issued $33.3 million of subordinated debt to us in satisfaction of accounts payable due from Greyhound Lines, Inc. to us. During fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, an aggregate of $1.4 million, $1.0 million, $0.6 million and $0.1 million, respectively, of interest had accrued on this note. At November 30, 2003, $36.4 million was outstanding on this note, including accrued interest. The note accrues interest monthly at the current Short-Term Applicable Federal Rate (1.49% as of November 30, 2003) and matures on the later of (1) 91 days following payment in full of all amounts due under the Greyhound Facility and (2) our demand.

      During fiscal 2000, Laidlaw made an $18.5 million loan to Hotard Coaches, Inc. in connection with its acquisition of Hotard Coaches, Inc. During fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, interest of $2.1 million, $1.6 million, $1.5 million and $0.5 million, respectively, was charged on the loan. As of November 30, 2003, $25.1 million was outstanding on the loan, including accrued interest. The loan accrues interest monthly at a rate based upon the United States bank prime rate plus 2.0% and is payable on our demand.

      During fiscal 2000, Laidlaw made a $2.7 million term loan to Autobuses Crucero, S.A. de C.V., a Mexican affiliate of Greyhound Lines. Interest charged on this loan was $0.3 million, $0.1 million, $0.1 million and $50,000 during fiscal 2001, 2002 and 2003 and the three months ended November 30, 2003, respectively. The principal is to be repaid over 60 months in escalating amounts. The interest rate is based on the one-month U.S. LIBOR, set monthly, plus 700 basis points. At November 30, 2003, $1.6 million was outstanding on this note, including accrued interest.

      We believe that each of the transactions described above was at the time entered into no less favorable to us and our restricted subsidiaries than the terms that could have been obtained in arm’s length transactions.

Tax Sharing Agreement

      On June 23, 2003, we entered into a tax sharing agreement with each of our direct and indirect U.S. subsidiaries that is a member of our U.S. consolidated tax return. Under the tax sharing agreement, for each tax year, each subsidiary’s separate tax liability, based on the highest U.S. tax rate, is calculated, without considering loss or credit carryovers or carrybacks, as if the subsidiary filed a separate return. Each subsidiary whose separate tax liability, as so calculated, is greater than zero is required to make a payment to us in the amount of such liability. Each subsidiary whose separate losses or credits (current or carryover) are used are required to be compensated by us at the same rate. Computations of the amount owed to or from each subsidiary to us are required to be made within 60 days of the filing of the consolidated tax return. Payments to or from the subsidiary are required to be made within five days of the computations.

      The subsidiaries that are parties to the tax sharing agreement, at our request, are required to make estimated tax payments to us of their expected pro rata portion of the tax liability on the due date of the estimated tax payment. Adjustments in the amounts owed to or from the subsidiary will be made for the estimated tax payments.

      If any adjustment is made to any item of income, gain, loss, deduction or credit of any subsidiary as a result of an amended return or audit, then the amounts due to or from the subsidiary will be re-determined based on such adjustment.

      Similar computations of tax liability and payments will be made for subsidiaries who join in consolidated, combined or unitary state tax returns with other subsidiaries.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

General

      In connection with our emergence from bankruptcy, we, and Laidlaw Transit Ltd. and Greyhound Canada Transportation Corp., as Canadian borrowers, entered into a $825.0 million senior secured credit facility with Citicorp North America, Inc. as administrative agent, Credit Suisse First Boston, acting through its Cayman Island Branch, as syndication agent, Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, as joint lead arrangers, Citigroup Global Markets Inc., as sole book-runner, and a syndicate of financial institutions, as lenders.

      The senior secured credit facility includes a (1) $200.0 million senior secured revolving credit facility due June 2008 with a $50 million letter of credit sub-facility and a $35 million sublimit for Canadian dollar borrowings and Canadian dollar letters of credit for use by Laidlaw Transit Ltd. and Greyhound Canada Transportation Corp., (2) $100 million cash-collateralized letter of credit facility and (3) $625 million senior secured term loan due June 2009, of which $100 million of the proceeds was used to cash-collateralize the letter of credit facility described in (2) above. We sometimes refer in this prospectus to the cash-collateralized letter of credit facility as the “letter of credit facility” and to the term loan facility as the “Term B facility.” We refer collectively in this prospectus to the revolving credit facility, the letter of credit facility and the Term B facility as the “senior secured credit facility.” The proceeds of loans under the revolving credit facility are used for general corporate purposes, and the proceeds of the loans under the Term B facility were used to fund the distributions provided for under the Plan. However, we are unable to borrow a portion of the revolving credit facility, in an amount equal to the aggregate stipulated loss value under certain leases of Greyhound Lines that we guarantee, which as of November 30, 2003 was approximately $73.2 million. Such restricted amount of the revolving credit facility will only be made available to us to satisfy our obligations under our guarantees of those leases and may be drawn upon only to the extent the guarantees are called. The unrestricted amount of the revolving credit facility will increase as the stipulated loss value under these leases decreases or our guarantee obligations are otherwise satisfied.

      The Term B facility amortizes on a quarterly basis in an amount equal to 4% of the initial aggregate Term B facility for the first five years and equal quarterly installments in an annual amount equal to 80% of the initial aggregate Term B facility in the final year.

      In addition, we have the ability, until June 2006, to request (subject to the receipt of commitments from existing lenders and/or additional lenders and the satisfaction of certain other conditions) up to $100 million as a secured incremental term loan facility, subject to certain conditions.

Guarantees; Security

      The senior secured credit facility is guaranteed by certain of our direct and indirect U.S. subsidiaries, other than Greyhound Lines. We and our U.S. subsidiaries and wholly owned subsidiaries organized under the laws of Canada guarantee all obligations of Laidlaw Transit Ltd. and Greyhound Canada Transportation Corp. and their respective Canadian subsidiaries, however, no guarantees are provided by any subsidiary incorporated under the laws of British Columbia. No guarantees are provided by any of our subsidiaries that are in the business of insurance or their subsidiaries.

      The senior secured credit facility, the guarantees and any interest protection and other hedging arrangements is secured by all of our assets and the assets of our U.S. subsidiaries including (1) a first-priority pledge of all of the capital stock of or any intercompany notes owing to any of our subsidiaries (whether direct or indirect, existing or subsequently acquired or organized, or U.S. or foreign, but limited, in the case of any foreign subsidiary that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code of 1986, as amended, to a pledge of 66% of the capital stock of each such first-tier foreign subsidiary to the extent the pledge of any greater percentage would result in material adverse tax consequences) and (2) a perfected first-priority security interest in, and mortgage on, substantially all of our tangible and intangible assets and each existing or subsequently acquired or organized U.S. or, subject to the foregoing limitation, foreign subsidiary (other than the assets of Greyhound Lines) and collateral pledged in connection with one or more of our surety bond facilities and excluding certain AMR ambulances and certain AMR receivables on a case by case basis. All of the obligations of Laidlaw Transit Ltd. and Greyhound Canada Transportation Corp. and their respective Canadian subsidiaries are principally secured by our assets and the assets of our U.S. and Canadian subsidiaries (other than the assets of Greyhound Lines). In addition, $100 million from proceeds of the Term B facility is held in a cash collateral account as collateral for the letter of credit facility. The cash collateral account is pledged to the issuing bank under the Term B facility letter of credit sub-facility.

Interest and Fees

      At our option, amounts outstanding under the senior secured credit facility bear interest at rates per annum equal to either (1) LIBOR (including statutory reserves) or (2) the alternate base rate, plus, in each case, a margin that would be calculated based on our leverage ratio.

      We pay quarterly a commitment fee of 0.50% (calculated on a 360-day basis) on the unused portions of the senior secured credit facility. We also pay fees on any letters of credit outstanding under the senior secured credit facility.

      In December 2003, we amended the terms of our outstanding Term B advances under the senior secured credit facility. The amendment, among other things, reduced the interest rate on loans outstanding to LIBOR plus 375 basis points, down 125 basis points from LIBOR plus 500 basis points. Additionally, the LIBOR floor on minimum base rate was reduced to 1.75 percent, down from the previous floor of 2.0 percent. In addition, the lenders received a one-year, one percent call premium.

Prepayments, Covenants, Events of Default

      The senior secured credit facility is mandatorily prepayable with the proceeds of excess cash flow, non-ordinary course asset sales or other dispositions of property, extraordinary receipts, issuances of debt obligations and issuances of equity. The senior secured credit facility contains affirmative and negative covenants and events of default customary for facilities of this type. The negative covenants include restrictions, among others, on the incurrence of indebtedness and liens, dividends and other distributions, consolidations and mergers, the purchase and sale of assets, the issuance of stock, loans and investments, voluntary payments and modifications of indebtedness, and affiliate transactions. The senior secured credit facility also contains financial covenants consisting of a maximum leverage ratio, a minimum fixed charge coverage ratio, a maximum senior secured leverage ratio, a minimum interest coverage ratio, a net tangible assets ratio and a maximum capital expenditure test, in each case, at levels set forth in the senior secured credit facility. As disclosed in note 6 of the notes to the consolidated financial statements for the three months ended November 30, 2003, compliance by us with the financial and other covenants in the senior secured credit facility is generally not dependent on the financial condition of Greyhound Lines as Greyhound Lines’ performance has been excluded for purposes of determining compliance with such provisions. Moreover, consistent with the intent to exclude events solely related to Greyhound Lines, our senior secured credit facility specifies that a default by Greyhound Lines under the Greyhound Facility or a bankruptcy filing by Greyhound Lines would not be an event of default under our senior secured credit facility. However, it was not clear whether and under what circumstances certain events related to our controlled group liabilities under ERISA with respect to Greyhound Lines’ pension plans would lead to an event of default under our senior secured credit facility in the context of a Greyhound Lines bankruptcy filing. For this reason, in January 2004, we amended the senior secured credit facility to clarify, among other things, that an event of default under the senior secured credit facility would not occur solely from a bankruptcy filing by Greyhound Lines under any circumstance.

The Greyhound Facility

      In October 2000, Greyhound Lines, Inc. entered into a revolving credit facility to fund working capital needs and for general corporate purposes. On May 14, 2003, Greyhound Lines, Inc. entered into an amended and restated revolving credit facility superceding the previous facility. Letters of credit or borrowings are available under the Greyhound Facility based upon the total of 80% of the appraised wholesale value of bus collateral, plus 65% of the quick sale value of certain real property collateral, minus $20 million (which at August 31, 2003, aggregated to $113.8 million), subject to a maximum of $125.0 million, inclusive of a $70.0 million letter of credit sub-facility. Borrowings under the Greyhound Facility are available at a rate equal to Wells Fargo Bank’s prime rate plus 1.5% per annum or LIBOR plus 3.5% per annum as selected by Greyhound Lines, Inc. Letter of credit fees are 3.5% per annum. Borrowings under the Greyhound Facility mature on October 24, 2004. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound Lines, Inc. and the stock and assets of certain of its subsidiaries. The Greyhound Facility is subject to certain affirmative and negative operating and financial covenants, including maximum total debt to cash flow ratio; minimum cash flow to interest expense ratio; minimum cash flow; limitation on non-bus capital expenditures; limitations on additional liens, indebtedness, guarantees, asset disposals, advances, investment and loans; and restrictions on the redemption or retirement of certain subordinated indebtedness of equity interest, payment of dividends and transactions with affiliates, including Laidlaw International. As of November 30, 2003, Greyhound Lines, Inc. was in compliance with all such covenants.

      Based upon Greyhound Lines, Inc.’s current financial forecast, management is unable to predict with reasonable assurance whether Greyhound Lines, Inc. will remain in compliance with the terms of the Greyhound Facility. Management is closely monitoring this situation and intends on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants. In addition, Greyhound Lines, Inc. will be seeking an extension of this facility prior to its current maturity. Although Greyhound has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that they will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound Lines, Inc. or us. If unsuccessful, this may impact Greyhound Lines, Inc.’s ability to continue as a going concern. If the “going concern” basis on which Greyhound Lines, Inc.’s consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and balance sheet classifications used by Greyhound Lines, Inc. Accordingly, if such changes were made to Greyhound Lines, Inc.’s consolidated financial statements, significant adjustments would be required to our consolidated financial statements and we may be required to honor certain of Greyhound Lines, Inc.’s lease commitments and pension obligations. See “Risk Factors — Risks Relating to Our Business — Greyhound Lines, Inc. received a report from its auditors, which indicates that there is substantial doubt as to whether the use of the ‘going concern’ assumption is appropriate.”

      As of November 30, 2003, Greyhound Lines, Inc. had $15.0 million of cash borrowings under the Greyhound Facility, issued letters of credit of $56.8 million and had availability of $44.1 million.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      In connection with the sale of the outstanding notes, we entered into the registration rights agreement with the initial purchasers in which we agreed to file and to use our reasonable best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. See “Registration Rights; Special Interest.” A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our contractual obligations under the registration rights agreement.

      You may not participate in the exchange offer if you are our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer that acquired outstanding notes directly from us. If you tender your outstanding notes in exchange for exchange notes, you will represent to us that:

•	any exchange notes you receive are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of exchange notes;

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you have full power and authority to tender, exchange, sell, assign and transfer the tendered outstanding notes;

•	we will acquire good, marketable and unencumbered title to the outstanding notes you tender, free and clear of all liens, restrictions, charges and encumbrances; and

•	the outstanding notes you tender for exchange are not subject to any adverse claims or proxies.

      You also will warrant and agree that you will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the outstanding notes you tender in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

      We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered prior to the expiration date and not withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to some restrictions on transfer applicable to the outstanding notes; and

•	holders of the exchange notes will not be entitled to the rights of holders of the outstanding notes under the registration rights agreement.

      The exchange notes evidence the same indebtedness as the outstanding notes, which they replace, and will be issued pursuant to, and entitled to the benefits of, the indenture.

      The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our reasonable judgment to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the caption “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $406.0 million aggregate principal amount of outstanding notes is outstanding.

      Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered in, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. For a description of the consequences of not tendering outstanding notes for exchange, see “Risk Factors — Risks Relating to the Notes — If you do not exchange your notes, you may have difficulty in transferring them at a later time.”

      If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events set forth in this prospectus, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder of those notes promptly after the expiration date.

      Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer.

      Our board of directors makes no recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any similar recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers based on their financial position and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” means 5:00 p.m., New York City time, on April 23, 2004, unless we extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

      We expressly reserve the right in our reasonable judgment, subject to applicable law, at any time and from time to time, to:

•	delay the acceptance of the outstanding notes for exchange;

•	terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, if we determine, in our reasonable judgment, that any of the events or conditions referred to under the caption “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	extend the expiration date of the exchange offer and retain all outstanding notes tendered in the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under the caption “— Withdrawal Rights;” or

•	waive any condition or otherwise amend the terms of the exchange offer in any respect.

      If the exchange offer is amended in a manner that we determine to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

      Any delay in acceptance, termination, extension or amendment will be followed promptly by:

•	oral or written notice of the change to the exchange agent, with any oral notice to be promptly confirmed in writing; and

•	a public announcement of the change, which announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

      Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn as described under the caption “— Withdrawal Rights.”

      In all cases, we will issue exchange notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for the outstanding notes or a timely book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC;

•	the letter of transmittal, properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

      Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

      Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of those outstanding notes for exchange in the exchange offer. Any oral notice will be promptly confirmed in writing. Our acceptance for exchange of outstanding notes tendered through any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as our agent for the purpose of receiving tenders of outstanding notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, letters of transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. The exchange will be made promptly after the expiration date. If for any reason whatsoever the acceptance for exchange or the exchange of any outstanding notes tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of outstanding notes, or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered in the exchange offer, then, without prejudice to our rights described in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “— Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

      When a holder of outstanding notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions described in this prospectus and the letter of transmittal.

      Valid Tender. Except as set forth below, a holder of outstanding notes who wishes to tender notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth under the caption “— Exchange Agent;” or

•	if notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth under the caption “— Exchange Agent.”

      In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted by DTC, to, and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment that the tendering holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that holder. In this prospectus, the term “book-entry confirmation” means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC.

      If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the letter of transmittal. The entire amount of outstanding notes delivered to an exchange agent will be deemed to have been tendered unless otherwise indicated.

      If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and unless waived by us, evidence reasonably satisfactory to us of the person’s authority to act must be submitted.

      Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact that entity promptly if the beneficial owner wishes to participate in the exchange offer.

      The method of delivery of outstanding notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery and should obtain proper insurance. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

      Book-Entry Transfer. The exchange agent will make a request to establish an account at DTC with respect to outstanding notes for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that participant. Delivery of notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth under the caption “— Exchange Agent;” or

•	comply with the guaranteed delivery procedures described below.

      Delivery of documents to DTC does not constitute delivery to the exchange agent.

      Signature Guarantees. Tendering holders do not need to endorse their certificates for outstanding notes and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless:

•	a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate, or

•	a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal.

      In either of these cases, the certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including, as such terms are defined in that rule:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association,

unless surrendered on behalf of such eligible institution. Please read carefully Instruction 1 in the letter of transmittal.

      Guaranteed Delivery. If a holder desires to tender outstanding notes in the exchange offer and the certificates for the outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	the tenders are made by or through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal, stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made by the notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery; and

•	the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

      Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes will be determined by us, in our reasonable judgment, and that determination will be final and binding on all parties. We reserve the right, in our reasonable judgment, to reject any and all tenders that we determine are not in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the caption “— Conditions to the Exchange Offer” or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not we waive similar defects or irregularities in the case of other holders.

      Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither we, any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

      Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of outstanding notes, other than any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities, who exchange their outstanding notes for exchange notes in the exchange offer may offer for resale, resell and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the exchange notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act.

      However, the staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that it would make a similar determination with respect to the exchange offer. Only broker-dealers that acquired the outstanding notes as a result of market-making or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Withdrawal Rights

      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time before the expiration date.

      In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission of the notice of withdrawal must be timely received by the exchange agent at its address set forth under the caption “— Exchange Agent” before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn and, if certificates for the outstanding notes have been tendered, the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered the outstanding notes.

      If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution.

      If outstanding notes have been tendered by the procedures for book-entry transfer set forth under the caption “— Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time before the expiration date by following any of the procedures described above under the caption “— Procedures for Tendering Outstanding Notes.”

      All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, in our reasonable judgment, which determination will be final and binding on all parties. Neither we, any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder of those notes promptly after withdrawal.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, may, at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied before the expiration date:

•	there occurs a change in the current interpretation by the staff of the SEC which permits the exchange notes issued in exchange for outstanding notes in the exchange offer to be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers that acquired outstanding notes as a result of market-making or other trading activities or broker-dealers that acquired outstanding notes directly from us for resale under Rule 144A or another available exemption under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business, the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes and the holders are not our “affiliates” within the meaning of Rule 405 under the Securities Act;

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a stop order has been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings have been initiated or, to our knowledge, threatened for that purpose;

•	any governmental approval has not been obtained, which approval we, in our reasonable judgment, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change, or any development involving a prospective change, in our business or financial affairs has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine in our reasonable judgment that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act. We currently expect that each of the conditions will be satisfied and that no waiver of any condition will be necessary.

Exchange Agent

      We have appointed Deutsche Bank Trust Company Americas as the exchange agent for the exchange offer for the notes. All executed letters of transmittal should be directed to the exchange agent at the address listed below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests or Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Hand:

Deutsche Bank Trust Company Americas
C/O The Depository Trust Clearing Corporation
55 Water Street, 1st floor
Jeanette Park Entrance
New York, New York 10041

By Mail:

DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 292737
Nashville, Tennessee 37229-2737
Fax: (615) 835-3701

By Overnight Mail or Courier:

DB Services Tennessee, Inc.
Attn: Jonathan Stucki
Corporate Trust & Agency Services
Reorganization Unit
648 Grassmere Park Road
Nashville, Tennessee 37211
Tel: (615) 835-2785

Confirm by Telephone:

(615) 835-2998

Information: (800) 735-7777

      Any letter of transmittal sent by facsimile must be promptly followed by delivery of the original letter of transmittal to the above address. Delivery of the letter of transmittal to an address other than one listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

      We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent’s reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

      Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of a transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer tax will be billed directly to the tendering holder.

DESCRIPTION OF THE EXCHANGE NOTES

      The definitions of most of the terms used in the following summary are set forth below under “— Certain Definitions.” For purposes of this section, references to the “Company” include only Laidlaw International, Inc. and not its Subsidiaries. References to “$” and “dollars” are to United States dollars.

      The outstanding notes were, and the exchange notes will be, issued under an indenture (the “Indenture”) dated as of June 3, 2003 by and among the Company, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

      The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the United States Trust Indenture Act of 1939 (the “TIA”). Except as otherwise indicated, the following description relates to both the outstanding notes and the exchange notes, which we collectively refer to as the “Notes.”

      The terms of the exchange notes are identical in all material respects to the outstanding notes, except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the outstanding notes, and

•	holders of the exchange notes will not be entitled to rights of holders of outstanding notes under the Registration Rights Agreement.

      The following description is a summary of the material provisions of the Indenture. This summary does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available as set forth under the caption “Where You Can Find More Information.” Some defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

      The Notes:

•	are unsecured obligations of the Company;

•	rank senior in right of payment to all future obligations of the Company that are, by their terms, expressly subordinated in right of payment to the Notes; and

•	rank pari passu in right of payment with all existing and future unsecured obligations of the Company that are not, by their terms, expressly subordinated in right of payment to the Notes.

      As of November 30, 2003, the Company and its Subsidiaries had approximately $1,284.8 million of Indebtedness, including $748.1 million of secured Indebtedness.

      The Notes are unsecured obligations of the Company. Secured Indebtedness and other secured obligations of the Company (including obligations with respect to the Credit Facility) are effectively senior to the Notes to the extent of the value of the assets securing such Indebtedness or other obligations.

      The outstanding notes were, and the exchange notes will be, issued initially in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. The Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially are the Trustee’s corporate trust office. The Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in New York, New York. Interest may be paid at the Trustee’s corporate trust office by check mailed to the registered address of the Holders or by wire transfer if instructions therefor are furnished by a Holder. The Company may change the paying agent or registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Principal, Maturity and Interest

      The Notes will mature on June 15, 2011. The Company may issue additional Notes (the “Additional Notes”) from time to time under the Indenture without the consent of the Holders subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.” However, no offering of any Additional Notes is being or shall in any manner be deemed to be made by this prospectus. Any Additional Notes subsequently issued under the Indenture will be treated as a single class with the Notes issued in this exchange offer for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Interest on the Notes accrue at the rate of 10 3/4% per annum and is payable semiannually in arrears in cash on each June 15 and December 15, commencing on December 15, 2003, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Notes accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Guarantees

      The Notes are jointly and severally guaranteed by each of the Company’s present and future Domestic Restricted Subsidiaries other than its Insurance Subsidiaries and any Securitization Entity and, under certain circumstances, may be guaranteed by its Foreign Restricted Subsidiaries. See “— Certain Covenants — Issuance of Subsidiary Guarantees.” The Guarantee of each Guarantor is a general unsecured obligation of such Guarantor and ranks senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee and pari passu in right of payment with all existing and future unsecured obligations of such Guarantor that are not so subordinated. The Notes are effectively subordinated to the obligations of each of the Company’s Subsidiaries that is not a Guarantor of the Notes. As of November 30, 2003, such non-Guarantor Subsidiaries had $158.1 million of Indebtedness outstanding.

      All of the Company’s operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries that are not Guarantors, including trade creditors and creditors holding Indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of our creditors, including Holders. Accordingly, the Notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of the Company’s Subsidiaries that are not Guarantors.

      Although the Indenture limits the incurrence of Indebtedness and issuance of Preferred Stock of certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

      The Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person other than the Company or any Restricted Subsidiary of the Company, if the sale complies with the provisions set forth under “— Repurchase at the Option of Holders — Asset Sales;”

(2) in connection with the sale or other disposition of all or substantially all of the assets of such Guarantor, including by way of merger, consolidation or otherwise, to a Person other than the Company or any Restricted Subsidiary of the Company, if the sale or disposition complies with the provisions set forth under “— Repurchase at the Option of Holders — Asset Sales;”

(3) if the Company designates such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries;” or

(4) in the case of any Foreign Restricted Subsidiary, upon the release or discharge of the guarantee of such Foreign Restricted Subsidiary of Indebtedness of the Company and each Guarantor which resulted in the obligation to Guarantee the Notes pursuant to the covenant described under “— Certain Covenants — Issuance of Subsidiary Guarantees.”

      Each Guarantee of each Guarantor is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor, after giving effect to all of its other contingent and fixed liabilities without rendering the Guarantee as it relates to such Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Under certain circumstances, a court could also subordinate a Guarantee to all other Indebtedness (including guarantees or other contingent liabilities) of the applicable Guarantor and, depending on the amount of such Indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero.

Optional Redemption

      Except as set forth in the next succeeding paragraph, the Notes will not be redeemable at the Company’s option prior to June 15, 2007. Starting on that date, the Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the applicable year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage

2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

      At any time, or from time to time, on or prior to June 15, 2006, the Company may, at its option, use all or any portion of the net cash proceeds of one or more Qualified Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the Notes issued at a redemption price equal to 110.75% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes (including Additional Notes) issued under the Indenture remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Qualified Equity Offering, the Company shall consummate such redemption not more than 90 days after the consummation of any such Qualified Equity Offering.

      As used in the preceding paragraph, “Qualified Equity Offering” means any public or private offering for cash of Qualified Capital Stock of the Company other than (i) public offerings of Capital Stock registered on Form S-8 (or any successor form) or (ii) other issuances upon the exercise of stock options or similar rights by employees or directors of the Company or its Subsidiaries.

Selection and Notice of Redemption

      In the event that less than all of the Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that:

•	no Notes of a principal amount of $1,000 or less shall be redeemed in part; and

•	if a partial redemption is made with the proceeds of a Qualified Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited.

      Notice of an optional redemption shall be mailed at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of Notes called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Other Mandatory Redemption or Purchases of Notes

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. The Company may at any time and from time to time purchase Notes in open market transactions or otherwise, subject to compliance with applicable law.

Repurchase at the Option of Holders

Change of Control

      The Indenture provides that, upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, thereon to the date of purchase (the “Change of Control Payment”); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the section titled “Optional Redemption” at any time prior to the requirement to consummate the Change of Control Offer and redeem the Notes in accordance with such notice.

      Within 30 days following any Change of Control or, at the Company’s option, prior to the consummation of such Change of Control but after it is publicly announced, the Company shall send, by first-class mail, with a copy to the Trustee, to each Holder, at such Holder’s address appearing in the Note register, a notice stating:

(1) that a Change of Control has occurred or will occur and a Change of Control Offer is being made pursuant to the covenant described under “Repurchase at the Option of Holders — Change of Control” and that all Notes timely tendered will be accepted for payment;

(2) the Change of Control purchase price and the purchase date (the “Change of Control Payment Date”), which shall be, subject to any contrary requirements of applicable law, a Business Day and a point in time occurring after the consummation of the Change of Control and not earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control;

(4) if the notice is mailed prior to a Change of Control, that the Change of Control Offer is conditioned on the Change of Control occurring;

(5) the procedures that Holders must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that Holders must follow in order to withdraw an election to tender Notes (or portions thereof) for payment; and

(6) the Holders shall not be entitled to tender their Notes to the extent that such Notes become subject to redemption by the Company under the terms of the section titled “Optional Redemption” at any time prior to the requirement to redeem the Notes in accordance with such notice.

      Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Company or its agent at the address specified in the notice at least three Business Days prior to the Change of Control Payment Date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives, not later than one Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note that was delivered for purchase by the Holder and a statement that such Holder is withdrawing its election to have such Note purchased.

      On or prior to the Change of Control Payment Date, the Company shall irrevocably deposit with the Trustee or with the paying agent in cash an amount equal to the Change of Control Payment payable to the Holders entitled thereto, to be held for payment in accordance with the provisions of this covenant. On the Change of Control Payment Date, the Company shall deliver to the Trustee the Notes or portions thereof that have been properly tendered to and are to be accepted by the Company for payment. The Trustee or the paying agent shall, on the Change of Control Payment Date, mail or deliver payment to each tendering holder of the Change of Control Payment. In the event that the aggregate Change of Control Payment is less than the amount delivered by the Company to the Trustee or the paying agent, the Trustee or the paying agent, as the case may be, shall deliver the excess to the Company immediately after the Change of Control Payment Date.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance with these securities laws or regulations.

      The Change of Control repurchase feature is a result of negotiations among the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that management of the Company would decide to do so in the future. Subject to certain covenants described below, management of the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect its capital structure or credit ratings.

      If a Change of Control Offer is required to be made, there can be no assurance that the Company will have available funds sufficient to make the Change of Control Payment for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

      Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to require the purchase of Notes upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and the Restricted Subsidiaries to incur additional Indebtedness, grant Liens on their property, make Restricted Payments or make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require the purchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such purchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

      The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all of its assets by any of the means described above, the ability of a holder of Notes to require it to repurchase its Notes may be uncertain. In such a case, Holders may not be able to resolve this uncertainty without resorting to legal action.

      The Credit Facility does not permit the Company to purchase any Notes without first obtaining the consent of the lenders party thereto and also provides that the occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Facility. In addition, future Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by Holders of their right to require the Company to repurchase the Notes could cause a default under existing or future Indebtedness of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to Holders upon a repurchase may be limited by its financial resources at that time. The Company cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Company’s failure to purchase Notes in connection with a Change of Control would result in a Default under the Indenture. Such a Default could, in turn, constitute a default under the Company’s existing Indebtedness, including the Credit Facility, and may constitute a default under future Indebtedness as well. The Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Notes. See “— Modification of the Indenture.”

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

Asset Sales

      The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this clause (2); and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale shall be deemed to be cash for purposes of this clause (2); and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days after receipt thereof either to:

(a) repay Indebtedness under the Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto,

(b) acquire Replacement Assets, or

(c) a combination of payment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

      On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) or (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent the Company elects or is required by the terms of any Pari Passu Debt, an offer to purchase to all holders of such Pari Passu Debt, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of such Pari Passu Debt) on a pro rata basis, that principal amount of Notes (and Pari Passu Debt) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (and Pari Passu Debt) to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration) or Cash Equivalents, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder; and provided, further, that the Company shall not be obligated to purchase any Notes pursuant to this paragraph in the event that it has mailed the notice to exercise the right to redeem all the Notes under the terms of the section titled “— Optional Redemption” at any time prior to the time the Company is required to consummate the applicable Net Proceeds Offer.

      Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to enter into and consummate a Permitted Asset Swap without complying with such paragraphs to the extent that at the time of entering into such Permitted Asset Swap or immediately after giving effect to such Permitted Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof.

      The Company may defer the Net Proceeds Offer until the aggregate unutilized Net Proceeds Offer Amount resulting from one or more Asset Sales equals or exceeds $15.0 million (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $15.0 million, shall be applied as required pursuant to this paragraph). The first such date the aggregate unutilized Net Proceeds Offer Amount equals or exceeds $15.0 million shall be treated for this purpose as the Net Proceeds Offer Trigger Date.

      In the event of the transfer of substantially all (but not all) of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person (other than the Company or any one or more of its Restricted Subsidiaries) in a transaction permitted under “— Certain Covenants — Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or the Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

      Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes and holders of Pari Passu Debt properly tender such Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes and Pari Passu Debt will be purchased on a pro rata basis based on aggregate amounts of Notes and Pari Passu Debt tendered. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. Pending the final application of the Net Cash Proceeds, the Company or any Restricted Subsidiary may temporarily reduce Indebtedness under the Credit Facility or otherwise invest such Net Cash Proceeds in Cash Equivalents. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer and any Pari Passu Debt tendered is less than the Net Proceeds Offer Amount and provided that all Holders and holders of such other Pari Passu Debt have been given the opportunity to tender the Notes and such Pari Passu Debt, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes or any other use permitted by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to a Net Proceeds Offer, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance with these securities laws or regulations.

Certain Covenants

      The Indenture contains among others, the following covenants:

      Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock. The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (including Acquired Indebtedness) and the Company will not permit any of the Restricted Subsidiaries to issue any Preferred Stock; provided, however, that the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue Preferred Stock if on the date of the incurrence of such Indebtedness or the issuance of such Preferred Stock, after giving effect to the incurrence or issuance thereof, the Consolidated Fixed Charge Coverage Ratio of the Company would be greater than 2.0 to 1.0.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Preferred Stock, as applicable (collectively, “Permitted Indebtedness”):

(1) Indebtedness represented by $406.0 million in aggregate principal amount of the Notes issued on the Issue Date and the Exchange Notes issued in exchange therefor, and any Guarantees thereof;

(2) Indebtedness of the Company and the Restricted Subsidiaries incurred pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $825.0 million and (b) the Borrowing Base;

(3) other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(4) Hedging Obligations of the Company or any Restricted Subsidiary, as the case may be, that are incurred in the ordinary course of business; provided, however, that such Hedging Obligations are entered into, in the good faith judgment of the Company, to protect the Company and the Restricted Subsidiaries from (a) fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture, (b) fluctuations in foreign currency exchange rates and (c) commodity price risk with respect to commodities purchased by the Company or any Restricted Subsidiary, in each case, not for speculative purposes;

(5) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary, in each case subject to no Lien (other than Liens granted under the Credit Facility) held by a Person other than the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien (other than any Lien granted under the Credit Facility) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(6) Indebtedness of the Company to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary, in each case subject to no Lien (other than Liens granted under the Credit Facility); provided that (a) any Indebtedness of the Company to any Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien (other than any Lien granted under the Credit Facility) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days after incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of standby letters of credit, performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof), in each case, in the ordinary course of business;

(9) Indebtedness represented by Purchase Money Indebtedness and Capitalized Lease Obligations not to exceed $50.0 million at any one time outstanding;

(10) Refinancing Indebtedness;

(11) Indebtedness of the Company or any Restricted Subsidiary arising from agreements for indemnification, purchase price adjustment, earn out or other similar obligations, in each case incurred or assumed in connection with the acquisition or disposition of any business, assets, including Capital Stock, or a Restricted Subsidiary of the Company; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company and any Restricted Subsidiary, including the Fair Market Value of noncash proceeds;

(12) Non-Recourse Securitization Entity Indebtedness incurred by a Securitization Entity in connection with a Qualified Securitization Transaction;

(13) Indebtedness consisting of guarantees (a) by the Company of Indebtedness of a Restricted Subsidiary of the Company permitted to be incurred by another provision of this covenant, and subject to the provisions of “— Issuance of Subsidiary Guarantees,” by Restricted Subsidiaries of the Company of Indebtedness of the Company or any other Restricted Subsidiaries of the Company permitted to be incurred by another provision of this covenant; and

(14) additional Indebtedness of the Company and Restricted Subsidiaries and Preferred Stock of Restricted Subsidiaries in an aggregate principal amount (or liquidation value in the case of Preferred Stock) not to exceed $50.0 million at any one time outstanding.

      For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant:

(1) in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of Indebtedness or Preferred Stock described in clauses (1) through (14) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company may, subject to clause (2) below, in its sole discretion, classify such item of Indebtedness or Preferred Stock on the date of its incurrence or, later reclassify all or a portion of such item of Indebtedness or Preferred Stock in any manner that complies with this covenant;

(2) Indebtedness under the Credit Facility outstanding on June 23, 2003 will be deemed to have been incurred pursuant to clause (2) of the second paragraph of this covenant and the Company will not be permitted to reclassify any portion of such Indebtedness thereafter;

(3) accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant;

(4) the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies;

(5) with respect to any Indebtedness that is denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred, and any such foreign denominated Indebtedness may be Refinanced or subsequently Refinanced in an amount equal to the dollar equivalent principal amount of such Indebtedness on the date of such Refinancing whether or not such amount is greater or less than the dollar equivalent principal amount of the Indebtedness on the date of initial incurrence; and

(6) if obligations in respect of letters of credit are incurred pursuant to the Credit Facility and are being treated as incurred pursuant to clause (2) of the second paragraph of this covenant and the letters of credit relate to other Indebtedness then such other Indebtedness shall be deemed not incurred to the extent of the principal amount of Indebtedness represented by the letters of credit relating thereto.

      Limitation on Restricted Payments. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any distribution (other than (i) dividends or distributions payable in Qualified Capital Stock of the Company and (ii) in the case of Restricted Subsidiaries, dividends or distributions to the Company or any other Restricted Subsidiary and pro rata dividends or distributions payable to the other holders of the same class of Capital Stock of such Restricted Subsidiary) on or in respect of shares of its Capital Stock to holders of such Capital Stock;

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, in each case, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or such Guarantor’s Guarantee of the Notes (other than a purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value in anticipation of satisfying a scheduled final maturity, scheduled repayment or scheduled sinking fund payment, in each case due within one year of the date of such acquisition or retirement); or

(d) make any Investment (other than Permitted Investments),

(each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

      (1) a Default or an Event of Default shall have occurred and be continuing;

      (2) the Company is not able to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” or

      (3) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after the Issue Date (the amount expended for such purpose, if other than in cash, being the Fair Market Value) shall exceed the sum of:

(w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned during the period beginning on March 1, 2003 and ending on the last date of the most recent fiscal quarter for which financial statements are available prior to the date such Restricted Payment (the “Reference Date”) (treating such period as a single accounting period); plus

(x) 100% of the net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the Reference Date (a) as a contribution to the common equity capital of the Company by any holder of the Company’s Capital Stock or (b) from the issuance and sale of Qualified Capital Stock of the Company; plus

(y) without duplication of any amounts included in clause (3)(x) above, 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the Reference Date from the issuance and sale of debt securities or Disqualified Capital Stock of the Company that has been converted into Qualified Capital Stock of the Company; plus

(z) with duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the net cash proceeds received by the Company or any of the Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3) upon Revocation of the status of an Unrestricted Subsidiary as an Unrestricted Subsidiary, the Fair Market Value of the Company’s and the Restricted Subsidiaries’ Investment in such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

      Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) the purchase, repurchase, redemption, or other acquisition or retirement for value of any shares of Capital Stock of the Company or options, warrants or other rights to acquire such Capital Stock, either (a) in exchange for shares of Qualified Capital Stock of the Company, (b) through the application of net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or options, warrants or other rights to acquire such

Qualified Capital Stock or (c) through the application of the net cash proceeds of a substantially concurrent contribution to the common equity capital of the Company;

(3) the purchase, repurchase, redemption, legal defeasance or other acquisition or retirement for value of any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or the Guarantee of such Guarantor (a) in exchange for shares of Qualified Capital Stock of the Company or options, warrants or other rights to acquire such Capital Stock, (b) through the application of the net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of (i) shares of Qualified Capital Stock of the Company or options, warrants or other rights to acquire such Qualified Capital Stock or (ii) Refinancing Indebtedness or (c) through the application of the net cash proceeds of a substantially concurrent contribution to the common equity capital of the Company;

(4) if no Default or Event of Default shall have occurred and be continuing, repurchases or other acquisitions by the Company of Capital Stock (or rights or options therefor) of the Company from current or former employees, directors or consultants of the Company or any Subsidiary or their authorized representatives (or the permitted transferees of any such Person), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which any such Person purchases or sells, or is granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of such repurchases and acquisitions may not exceed $1.0 million in any calendar year (with any such amounts not used in any calendar year available for use in the immediately succeeding calendar year);

(5) in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made the Change of Control Offer with respect to the Notes and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(6) in the event of an Asset Sale which requires the Company to make a Net Proceeds Offer, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, in each case, at a purchase price not greater than 100% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made a Net Proceeds Offer with respect to the Notes and has repurchased all Notes validly tendered and not withdrawn in connection with such Net Proceeds Offer;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided that any such cash payment shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of the Company);

(8) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company upon the exercise of warrants, options or similar rights if such Capital Stock constitutes all or a portion of the exercise price or is surrendered in connection with satisfying any federal or state income tax obligation incurred in connection with such exercise; provided that no cash payment in respect of such purchase, repurchase, redemption, acquisition, retirement or exercise shall be made by the Company or any Restricted Subsidiary;

(9) the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Common Stock of the Company pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of the Company);

(10) Investments in joint ventures (other than any Unrestricted Subsidiary to the extent it may constitute a joint venture) engaged in Related Businesses not to exceed $25.0 million at any one time outstanding; provided that with respect to any Investment made pursuant to this clause (10), no Default or Event of Default shall have occurred and be continuing at the time such Investment is made;

(11) a dividend or distribution consisting of Capital Stock of an Excluded Unrestricted Subsidiary of the Company to holders of Capital Stock of the Company; provided that prior to making any dividend or distribution, the Company and its Restricted Subsidiaries shall be unconditionally released from all liability under any Indebtedness and other obligations (other than statutory obligations) of such Excluded Unrestricted Subsidiary;

(12) if no Default or Event of Default shall have occurred and be continuing, the purchase or acquisition by any Restricted Subsidiary of Capital Stock of the Company for contribution to employee stock purchase and deferred compensation plans, in the ordinary course of business; provided that the aggregate amount of such purchases shall not exceed $2.0 million in any calendar year (with any such amount not used in any calendar year available for use in the immediately succeeding calendar year);

(13) payments by the Company or one or more of its Restricted Subsidiaries to a direct or indirect Unrestricted Subsidiary of the Company made pursuant to the Tax Sharing Agreement and any amendment, restatement, renewal or replacement thereof; provided that any such amendment, restatement, renewal or replacement is not more disadvantageous to the Holders in any material respect than the Tax Sharing Agreement; and

(14) additional Restricted Payments in an aggregate amount not to exceed $15.0 million.

      In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the first paragraph of this covenant, amounts expended pursuant to clauses (1), (2)(b), 2(c), (3)(b)(i), 3(c), (5), (6), (7), (9), (10) and (12) shall be included in such calculation.

      Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective, any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Capital Stock to the Company or any other Restricted Subsidiary;

(b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

(c) transfer any of its property or assets to the Company or any other Restricted Subsidiary,

except for such encumbrances or restrictions existing under or by reasons of:

      (1) the Credit Facility and any agreements existing on June 23, 2003 to the extent and in the manner such agreements are in effect on that date and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that the encumbrances and restrictions contained in any such amendments, restatements, renewals, replacements or refinancings are not, taken as a whole, materially more restrictive than the encumbrances or restrictions contained in the Credit Facility or such agreements on June 23, 2003;

      (2) the Indenture, the Notes and the Guarantees (including any Exchange Notes and the guarantees thereof);

      (3) Indebtedness incurred in compliance with the terms of the Indenture; provided that such encumbrances and restrictions contained in such Indebtedness are not, as determined in good faith by the Board of Directors of the Company, taken as a whole, materially more restrictive, than the provisions relating to such encumbrances and restrictions contained in the Indenture;

      (4) applicable law, rule, regulation or order;

      (5) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

      (6) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

      (7) Purchase Money Indebtedness and Capitalized Lease Obligations permitted to be incurred pursuant to clause (9) of the second paragraph under the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” that impose limitations of the nature described in clause (c) of the first paragraph of this covenant;

      (8) customary restrictions on the transfer of any property or assets arising under a security agreement governing a Lien permitted under the Indenture;

      (9) any agreement governing Refinancing Indebtedness; provided, however, that the encumbrances or restrictions contained in any such Refinancing Indebtedness are not, as determined in good faith by the Board of Directors of the Company, taken as a whole, materially more restrictive than the provisions relating to such encumbrances or restrictions contained in the Indebtedness being refinanced;

      (10) any agreement governing the sale or disposition of all or substantially all of the Capital Stock or assets of any Restricted Subsidiary which restricts dividends and distributions pending such sale or disposition;

      (11) customary restrictions on the subletting, assignment or transfer of any property that is subject to a lease, license or similar contract;

      (12) any encumbrance or restriction with respect to any Person pursuant to any agreement (not relating to any Indebtedness) in existence when such Person becomes a Restricted Subsidiary of the Company or when such Person is acquired by the Company or any Restricted Subsidiary thereof, that is not created in contemplation of such Person becoming such a Restricted Subsidiary or such acquisition;

      (13) any encumbrance or restriction contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements or pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary; and

      (14) Non-Recourse Securitization Entity Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity or the Receivables and Related Assets that are subject to the Qualified Securitization Transaction.

      Limitation on Liens. The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of the Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or a Guarantee, the Notes or such Guarantee are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the Notes are equally and ratably secured, except for:

(a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b) Liens securing Indebtedness under the Credit Facility incurred pursuant to clause (2) or (14) of the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;”

(c) Liens securing the Notes and related Guarantees and the Exchange Notes and related Guarantees;

(d) Liens in favor of the Company or a Guarantor;

(e) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness secured by a Lien permitted under the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(f) Liens in favor of the PBGC granted pursuant to and in accordance with the terms of the PBGC Agreement; and

(g) Permitted Liens.

      Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any Person unless:

(1) either

(a) the Company shall be the surviving or continuing corporation or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (the “Surviving Entity”):

(i) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(ii) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;”

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(4) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

      The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

      No Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture) will, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantor under the Indenture, such Guarantor’s Guarantee and the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant; and

(5) the Company shall have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that such consolidation or merger and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

      Notwithstanding the foregoing:

(a) any Restricted Subsidiary of the Company that is not a Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any other Restricted Subsidiary;

(b) any Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any other Guarantor; and

(c) the Company may consolidate with, merge into or transfer all or part of its properties and assets to an Affiliate that is (x) a Person that has no material assets or liabilities and that was organized solely for the purpose of reorganizing the Company in another jurisdiction or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction are owned by the Company or such Restricted Subsidiary and the other Restricted Subsidiaries immediately after the consummation thereof.

      Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than:

(x) Affiliate Transactions permitted under paragraph (b) below; and

(y) Affiliate Transactions on terms that are not less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

      All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $5.0 million shall be approved by a majority of the disinterested members of the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such disinterested members of the Board of Directors have determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $20.0 million or as to which there are no disinterested members of the Board of Directors of the Company, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

      (b) The restrictions set forth in clause (a) shall not apply to:

(1) fees and other compensation (including awards or grants in cash, securities or other payments) paid to, and indemnity and other benefits provided to, officers, directors, employees or consultants of the Company or any Subsidiary pursuant to employment agreements, collective bargaining agreements, employee benefit plans, or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, directors’ and officers’ indemnification agreements and retirement or savings plans, stock option, stock ownership and similar plans so long as the Board of Directors of the Company acting in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor, provided, however, that in the case of any officer, director, employee or consultant of any Unrestricted Subsidiary, no cash payments shall be made by the Company or any of its Restricted Subsidiaries unless such agreement, plan or arrangement otherwise complies with clause (a) of this covenant;

(2) transactions exclusively between or among the Company and any of the Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indenture;

(3) any agreement as in effect as of June 23, 2003 and disclosed in the offering memorandum, dated May 22, 2003, relating to the offer and sale of the outstanding notes or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on June 23, 2003;

(4) Restricted Payments and Permitted Investments permitted by the Indenture;

(5) any transaction with an affiliate undertaken pursuant to clause (c)(x) of the fifth paragraph of the covenant described under “— Merger, Consolidation and Sale of Assets;”

(6) the granting or performance of registration rights under a written registration rights agreement approved in good faith by the Board of Directors of the Company;

(7) transactions effected as part of a Qualified Securitization Transaction;

(8) any transaction in the ordinary course of business, or approved in good faith by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity and, in each case, is otherwise in compliance with the terms of the Indenture and is on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(9) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors of the Company or senior management thereof and are on terms not less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary; and

(10) any agreement to do any of the foregoing.

      Issuance of Subsidiary Guarantees. If the Company forms or acquires any Domestic Restricted Subsidiary (other than an Insurance Subsidiary or a Securitization Entity), or if any Foreign Restricted Subsidiary guarantees any Indebtedness of the Company or a Guarantor (other than Indebtedness owing to the Company or a Restricted Subsidiary), then the Company shall cause such Domestic Restricted Subsidiary or Foreign Restricted Subsidiary, as the case may be, to:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a “Guarantee”) all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture; and

(2) deliver to the Trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

      Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture until such Guarantee is released in accordance with the provisions of “Guarantees” above. The Company may cause any other Restricted Subsidiary of the Company to issue a Guarantee and become a Guarantor.

      Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any of the Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Company or any Guarantor may enter into a Sale and Leaseback Transaction if:

(1) the Company or that Guarantor, as applicable, could have

(a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale and Leaseback Transaction pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” and

(b) incurred a Lien to secure such Indebtedness pursuant to “— Limitation on Liens” above;

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property sold; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under “— Repurchase at the Option of Holders — Asset Sales.”

      Limitation on Designations of Unrestricted Subsidiaries. After the Issue Date, the Company may designate any Subsidiary of the Company (other than a Subsidiary of the Company that owns Capital Stock of a Restricted Subsidiary) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Company would be permitted under the Indenture to make a Restricted Payment pursuant to the first paragraph of the covenant described under “— Limitation on Restricted Payments” at the time of Designation (assuming the effectiveness of such Designation) in an amount equal to the Fair Market Value of the Company’s and the Restricted Subsidiaries’ Investment in such Subsidiary on such date.

      The Indenture will further provide that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, at any time:

(x) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking agreement or instrument evidencing such Indebtedness) (other than any such credit support or guarantee outstanding on the Issue Date);

(y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary (other than any such liability outstanding on the Issue Date); or

(z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary) other than any such liability outstanding on the Issue Date;

except, in the case of clause (x), (y) or (z), (i) that the Company or any Restricted Subsidiary may pledge Capital Stock of any Unrestricted Subsidiary on a nonrecourse basis as long as the pledgee has no claim whatsoever against the Company or any Restricted Subsidiary other than to obtain that pledged Capital Stock and, (ii), to the extent permitted under the covenant described under “— Limitation on Restricted Payments.”

      The Indenture will further provide that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (“Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

(1) no Default or Event of Default shall have occurred and be continuing at the time and after giving effect to such Revocation;

(2) immediately after giving effect to such Revocation, the Company would be permitted to incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” and

(3) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

      All Designations and Revocations must be evidenced by an officers’ certificate of the Company delivered to the Trustee certifying compliance with the foregoing provisions. As of the Issue Date, the Company will have no Unrestricted Subsidiaries other than Greyhound Lines, Inc., a Delaware corporation, Interstate Leasing, Inc., a Mississippi corporation, and Hotard Coaches, Inc., a Louisiana corporation, and each of their respective Subsidiaries.

      Reports to Holders. The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders:

(1) all quarterly and annual financial information that would be required to be contained in a report filed with the Commission on Form 10-Q or 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in such Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

      In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless such filings are not then permitted by the Commission) and make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

      The following events will be defined in the Indenture as “Events of Default:”

(1) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “— Certain Covenants — Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default (a) is caused by a failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default and any extension thereof (a “payment default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated (and with respect to which the 20-day period described above has elapsed), aggregates $20.0 million;

(5) one or more judgments in an aggregate amount in excess of $20.0 million not covered by adequate insurance shall have been rendered against the Company or any of the Restricted Subsidiaries and such judgment or judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

(7) any Guarantee of a Significant Subsidiary of the Company ceases to be in full force and effect or any Guarantee of such a Significant Subsidiary is declared by a court of competent jurisdiction to be null and void and unenforceable or any Guarantee of such a Significant Subsidiary is found by a court of competent jurisdiction to be invalid or any Guarantor which is such a Significant Subsidiary denies in writing its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the Indenture).

      If an Event of Default (other than an Event of Default specified in clause (6) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable by notice in writing to the Company and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above occurs and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

      The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the then outstanding Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

      No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

      The Holders of a majority in principal amount of the then outstanding Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any Notes.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power confined on the Trustee.

      Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee within 30 calendar days after the Company obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee or stockholder of the Company or any Guarantor shall have any liability for any obligations of the Company or any Guarantor under the Notes or the Exchange Notes and any Guarantees thereof or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission or failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “— Events of Default” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal of, premium, if any, and interest on the Notes on the stated date of payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) certain other customary conditions precedent are satisfied.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have (i) become due and payable or (ii) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company and/or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

      From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) impair the right of any Holder to receive payment of principal of, premium, if any, and interest on such Notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the then outstanding Notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer with respect to a Change of Control that has occurred or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(8) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Governing Law

      The Indenture provides that it, the Notes and any Guarantees are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

      The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

      The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing (1) at the time such Person becomes a Restricted Subsidiary or (2) at the time it merges or consolidates with the Company or any of the Restricted Subsidiaries or assumed by the Company or any Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (2) of the preceding sentence, on the date of consummation of such merger, consolidation or acquisition of assets.

      “Affiliate” of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b) any other Person who is a director or officer of:

(1) such specified Person,

(2) any Subsidiary of such specified Person, or

(3) any Person described in clause (a) above.

      For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenant described under “— Certain Covenants — Limitation on Transactions with Affiliates” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “Affiliate Transaction” has the meaning set forth under “— Certain Covenants — Limitation on Transactions with Affiliates.”

      “Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary, or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means any sale, lease (other than an operating lease entered into in the ordinary course of business pursuant to which the Company is the lessor), transfer, issuance, conveyance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of (a) any Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) or (b) any other property or assets of the Company or any Restricted Subsidiary; provided, however, that Asset Sales shall not include:

(1) a transaction or series of related transactions for which the Company or the Restricted Subsidiaries receive aggregate consideration or which has a Fair Market Value of less than $2.5 million;

(2) the sale or disposition of obsolete, damaged or worn out assets no longer used or useful to the business of the Company and its Restricted Subsidiaries, in each case, in the ordinary course of business;

(3) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted by the covenant described under “— Certain Covenants — Merger, Consolidation and Sale of Assets;”

(4) any Restricted Payment made in accordance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments” or a Permitted Investment;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) the sale of inventory in the ordinary course of business;

(7) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(8) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry (as determined in good faith by the Board of Directors of the Company);

(9) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations thereof and other similar intellectual property;

(10) any disposition of Receivables and Related Assets to a Securitization Entity pursuant to a Qualified Securitization Transaction for the Fair Market Value thereof, including cash or Cash Equivalents in an amount at least equal to 75% of the Fair Market Value thereof (for the purpose of this clause (10), Purchase Money Notes will be deemed to be cash);

(11) any transfer of Receivables and Related Assets, or a fractional undivided interest therein, by a Securitization Entity in a Qualified Securitization Transaction;

(12) any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy;

(13) leases or subleases to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(14) the sale or other disposition for cash of securities and other investment portfolio assets by an Insurance Subsidiary in the ordinary course of business;

(15) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary; or

(16) the creation of any Lien in compliance with the terms of the Indenture.

      “Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the greater of

(1) the fair value of the property subject to such arrangement; and

(2) the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

      “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

      “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

      “Borrowing Base” means, as of any date on which Indebtedness is proposed to be incurred, the sum of (x) 50% of the net book value of the vehicles of the Company and its Restricted Subsidiaries, (y) 80% of the net book value of the transportation accounts receivable of the Company and its Restricted Subsidiaries and (z) 65% of the net book value of the healthcare accounts receivable of the Company and its Restricted Subsidiaries, in each case calculated on a consolidated basis as of the most recently ended fiscal quarter of the Company for which financial statements are available and in accordance with GAAP.

      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

      “Capital Stock” means

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and

(2) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

      “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

      “Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any State thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

      “Change of Control” means the occurrence of one or more of the following events:

(1) any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 50% or more of the total voting power of the Company’s Capital Stock;

(2) there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

(3) there is consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving Person or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Capital Stock of the Company outstanding immediately prior to the consolidation of merger hold, directly or indirectly, at least a majority of the Capital Stock of the surviving corporation immediately after such consolidation or merger;

(4) the approval by the Holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); or

(5) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

      “Change of Control Offer” has the meaning set forth under “— Repurchase at the Option of Holders — Change of Control.”

      “Change of Control Payment” has the meaning set forth under “— Repurchase at the Option of Holders — Change of Control.”

      “Change of Control Payment Date” has the meaning set forth under “— Repurchase at the Option of Holders — Change of Control.”

      “Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

      “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

      “Consolidated EBITDA” means, with respect to the Company, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period,

(b) Consolidated Interest Expense, and

(c) Consolidated Non-cash Charges, less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP.

      “Consolidated Fixed Charge Coverage Ratio” means, with respect to the Company, the ratio of Consolidated EBITDA of the Company during the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated

Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness or issuance or redemption of Preferred Stock of the Company or any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or issuance or redemption of Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on, or prior to, the Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

      If the Company or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio:”

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum in effect on the Transaction Date resulting after giving effect to the operation of such agreements on such date.

      “Consolidated Fixed Charges” means, with respect to the Company for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense, plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of the Company or any Restricted Subsidiary (other than dividends paid in Qualified Capital Stock) paid, accrued and/or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state, foreign and local income tax rate of the Company, expressed as a decimal.

      “Consolidated Interest Expense” means, with respect to the Company for any period, the sum of, without duplication:

(1) the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation or duplication,

(a) any amortization of debt discount and amortization or write-off of deferred financing costs,

(b) the net payments, if any, pursuant to Hedging Obligations,

(c) all capitalized interest, and

(d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations and Attributable Indebtedness paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Net Income” means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

(1) net gains and losses from asset sales or abandonments or reserves relating thereto;

(2) extraordinary or non-recurring gains, losses, income or expenses (determined on an after-tax basis);

(3) the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or any Restricted Subsidiary;

(4) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

(6) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(7) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(8) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

      “Consolidated Net Tangible Assets” means, as of any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

      “Consolidated Non-cash Charges” means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

      “Covenant Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”

      “Credit Facility” means the Credit Facility, dated as of June 19, 2003, among the Company, the Subsidiaries party thereto, the lenders party thereto in their capacities as lenders thereunder and the agents party thereto in their capacities as agents thereunder, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”) or adding Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or creditor or group of creditors.

      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice of both would be, an Event of Default.

      “Designation” has the meaning set forth under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries.”

      “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case, at the option of the holder thereof), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is mandatorily exchangeable for Indebtedness, or is or may become redeemable or exchangeable for Indebtedness or Disqualified Capital Stock, at the sole option of the holder thereof on or prior to the final maturity date of the Notes; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving the holder thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control of the Company shall not constitute Disqualified Capital Stock if the change of control provisions applicable to such Disqualified Capital Stock are no more favorable to the holders of such Capital Stock than the provisions of the Indenture with respect to a Change of Control and such Capital Stock specifically provides that the Company will not be required to repurchase or redeem any such Capital Stock pursuant to such provisions thereof prior to the consummation of a Change of Control Offer in accordance with the terms of the Indenture.

      “Domestic Restricted Subsidiary” means a Restricted Subsidiary other than a Foreign Restricted Subsidiary.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

      “Exchange Notes” means debt securities of the Company with terms substantially identical to the applicable Notes issued in exchange for an equal principal amount of Notes pursuant to an exchange offer registered under the Securities Act in accordance with the terms of the Registration Rights Agreement.

      “Excluded Unrestricted Subsidiaries” means, for so long as such Person continues to be designated an Unrestricted Subsidiary, each of (i) Greyhound Lines, Inc., a Delaware corporation, Interstate Leasing, Inc., a Mississippi corporation, and Hotard Coaches, Inc., a Louisiana corporation, and each of their respective Subsidiaries and (ii) any direct or indirect parent entity of any Person referred to in clause (i) above.

      “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company.

      “Foreign Restricted Subsidiary” means a Restricted Subsidiary that is formed or otherwise incorporated in a jurisdiction other than the United States or a State thereof or the District of Columbia.

      “Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

      “GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

      “Group” has the meaning set forth in the definition of Change of Control.

      “Guarantee” has the meaning set forth under “— Certain Covenants — Issuance of Subsidiary Guarantees.”

      “Guarantor” means (1) each Domestic Restricted Subsidiary of the Company as of the Issue Date and (2) each other Restricted Subsidiary that in the future executes a Guarantee pursuant to the covenant described under “— Certain Covenants — Issuance of Subsidiary Guarantees” or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) any interest rate protection agreements including, without limitation, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) any foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates;

(3) any commodity futures contract, commodity option or other similar arrangement or agreement designed to protect such Person against fluctuations in the prices of commodities; and

(4) indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (1), (2) and (3).

      “Holder” means any registered holder, from time to time, of any Notes.

      “incur” has the meaning set forth under “— Certain Covenants — Limitation on Incurrence on Additional Indebtedness and Issuance of Preferred Stock.”

      “Indebtedness” means, with respect to any Person, without duplication:

(1) all obligations of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit, performance bonds or surety bonds securing obligations (other than obligations described in (1)-(4) above) provided in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond);

(6) guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (1) through (5) above and clause (8) below;

(7) all obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the obligation so secured;

(8) all obligations under Hedging Obligations of such Person; and

(9) all Disqualified Capital Stock of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued and unpaid dividends, if any.

      For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

      The amount of Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest and (ii) with respect to any Indebtedness issued with original issue discount, the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

      Notwithstanding the foregoing, Indebtedness shall not include any obligation of (a) the Company and any of its Restricted Subsidiaries under (1) the PBGC Agreement and (2) any employment or change in control agreement with any officer of the Company or any of its Subsidiaries to the extent such agreement permits the Company or any of its Restricted Subsidiaries to satisfy its payment obligations thereunder on an installment or other deferred basis and (b) any Insurance Subsidiary to pay incurred losses under insurance programs in the ordinary course of business.

      “Independent Financial Advisor” means a firm

(1) which does not, and whose directors, officers and employees and Affiliates do not, have a direct or indirect material financial interest in the Company; and

(2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

      “Initial Purchasers” means Citigroup Global Markets Inc. and Credit Suisse First Boston LLC.

      “Insurance Subsidiary” means a direct or indirect Subsidiary of the Company that engages in no activities other than in connection with satisfying the insurance requirements relating to the business and assets of the Company and its Subsidiaries and is designated by the Board of Directors of the Company as an Insurance Subsidiary; provided, however, that if any such Subsidiary guarantees any Indebtedness of the Company or any Restricted Subsidiary, then such Subsidiary shall cease to be an Insurance Subsidiary for so long as it shall continue to guarantee such Indebtedness. As of the Issue Date, American National Insurance Corporation, a Barbados corporation, First Transportation Indemnity Ltd., a Barbados corporation, EMCA Insurance Company Ltd., a Cayman Islands company, and National Insurance and Indemnity Corporation, a Vermont corporation, shall be Insurance Subsidiaries.

      “Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiaries, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary (the “Referent Subsidiary”) such that, after giving effect to any such sale or disposition, the Referent Subsidiary shall cease to be a Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of the Referent Subsidiary not sold or disposed of.

      “Issue Date” means June 3, 2003, the date of initial issuance of the Notes.

      “Legal Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”

      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

      “Moody’s” has the meaning set forth in the definition of Cash Equivalents.

      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest), received by the Company or any of the Restricted Subsidiaries from such Asset Sale net of:

(1) the direct out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions and relocation expenses);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayments of Indebtedness secured by a Lien permitted by the Indenture on the property or assets subject to such Asset Sale that is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be determined by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations and any other post-closing adjustments associated with such Asset Sale.

      “Net Proceeds Offer” has the meaning set forth under “— Repurchase at the Option of Holders — Asset Sales.”

      “Net Proceeds Offer Amount” has the meaning set forth under “— Repurchase at the Option of Holders — Asset Sales.”

      “Net Proceeds Offer Payment Date” has the meaning set forth under “— Repurchase at the Option of Holders — Asset Sales.”

      “Net Proceeds Offer Trigger Date” has the meaning set forth under “— Repurchase at the Option of Holders — Asset Sales.”

      “Non-Recourse Securitization Entity Indebtedness” has the meaning set forth in the definition of Securitization Entity.

      “Notes” means the 10 3/4% Senior Notes due 2011 of the Company.

      “Pari Passu Debt” means any Indebtedness of the Company or a Guarantor that ranks pari passu in right of payment with the Notes or such Guarantee, as applicable.

      “payment default” has the meaning set forth under “— Events of Default.”

      “PBGC” has the meaning set forth in the definition of PBGC Agreement.

      “PBGC Agreement” means the agreement, dated as of June 18, 2003, by and among Laidlaw Inc., the Company, the Subsidiaries of the Company party thereto, Greyhound Lines, Inc. and the Pension Benefit Guaranty Corporation (the “PBGC”).

      “Permitted Asset Swap” means any transfer of properties or assets by the Company or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Related Business; provided that the aggregate Fair Market Value of the property or assets being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate Fair Market Value of the property or assets received by the Company or such Restricted Subsidiary in such exchange; provided that, with respect to any transaction or series of related transactions that constitute a Permitted Asset Swap with an aggregate Fair Market Value in excess of $20.0 million, the Company, prior to consummation thereof, shall be required to obtain a written opinion from an Independent Financial Advisor to the effect that such transaction or series of related transactions are fair from a financial point of view to the Company and Restricted Subsidiaries, taken as a whole.

      “Permitted Indebtedness” has the meaning set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

      “Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(2) Investments in the Company or any Restricted Subsidiary;

(3) Investments in cash and Cash Equivalents;

(4) loans and advances (including, without limitation, payroll, travel, commission and similar advances) to employees, officers, directors and consultants of the Company and the Restricted Subsidiaries (including guarantees of third-party loans to officers or employees) in the ordinary course of business for bona fide business purposes;

(5) Investments in connection with Hedging Obligations entered into in the ordinary course of the Company’s or a Restricted Subsidiary’s business and otherwise in compliance with the Indenture;

(6) Investments in securities or other obligations of trade creditors or customers received in settlement of Indebtedness created in the ordinary course of business or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(7) Investments made by the Company or the Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales;”

(8) Investments existing on June 23, 2003, and any extension, modification or renewal of any Investments existing on that date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on June 23, 2003);

(9) Investments by the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction which Investments consist of the transfer of Receivables and Related Assets; provided that any Investment in a Securitization Entity is in the form of (a) a Purchase Money Note, (b) an equity interest, (c) obligations of the Securitization Entity to pay the purchase price for assets transferred to it and/or (d) interests in accounts receivable generated by the Company or Restricted Subsidiary and transferred to such Securitization Entity or other Person in connection with a Qualified Securitization Transaction;

(10) Investments in any Person to the extent that the consideration for such Investment consists of Qualified Capital Stock of the Company;

(11) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(12) Investments in Cash Equivalents and other securities permitted by applicable law by any Insurance Subsidiary in the ordinary course of its business; provided that each such Investment shall be made pursuant to and in accordance with the terms of one or more investment policies approved by the Board of Directors of the Company or such applicable Insurance Subsidiary;

(13) any payments or other Investments made pursuant to the terms of the PBGC Agreement;

(14) any payments or other Investments made pursuant to the terms of letters of credit, credit support, guarantees and other obligations in respect of Indebtedness of Unrestricted Subsidiaries of the Company to the extent such letters of credit, credit support, guarantees and other obligations are effect on the Issue Date; and

(15) additional Investments not to exceed $25.0 million at any one time outstanding.

      “Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or can be paid without penalty or (b) contested in good faith by appropriate proceedings and, in each case, as to which the Company or any Restricted Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not impairing in any material respect the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

(6) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

(9) Liens securing Hedging Obligations to the extent that such obligations are otherwise permitted under the Indenture;

(10) Liens securing Purchase Money Indebtedness and Capitalized Lease Obligations, in each case, incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” provided, however, that (i) in the case of Purchase Money Indebtedness (a) the Indebtedness so secured shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired or constructed and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing and (ii) in the case of Capitalized Lease Obligations, such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

(11) Liens (including, without limitation, Liens securing Acquired Indebtedness) on property or assets or shares of Capital Stock of any Person existing at the time such property or assets are acquired by the Company or any Restricted Subsidiary or such Person becomes a Restricted Subsidiary of the Company or at the time such Person is merged or consolidated with or into the Company or any Restricted Subsidiary;” provided that

(a) such Liens existed at the time of and prior to such property or assets being acquired or at the time of and prior to such Person becoming a Restricted Subsidiary or merger or consolidation with or into the Company or any Restricted Subsidiary and were not granted in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such merger or consolidation; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of the Restricted Subsidiaries other than the property or assets that were secured by such Lien prior to the time such Person became a Restricted Subsidiary or prior to the time of such merger or consolidation, as the case may be;

(12) pledges or deposits by the Company or any Restricted Subsidiary under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case incurred in the ordinary course of business;

(13) Liens on and pledges of the Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of that Unrestricted Subsidiary;

(14) Liens on Receivables and Related Assets of a Securitization Entity incurred in connection with a Qualified Securitization Transaction;

(15) Liens in favor of the Company or any Restricted Subsidiary;

(16) Liens arising by means of any judgment, decree or order of any court, to the extent not otherwise resulting in a Default, and any Liens that are required to protect or enforce rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(17) Liens on the property and assets of any Insurance Subsidiary securing the ordinary course insurance-related obligations of such Insurance Subsidiary; and

(18) additional Liens not to exceed 5% of Consolidated Net Tangible Assets.

      “Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

      “Purchase Money Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary incurred in the normal course of business for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property or equipment.

      “Purchase Money Note” means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

      “Qualified Equity Offering” has the meaning set forth under “— Optional Redemption.”

      “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Securitization Entity (in the case of a transfer by the Company or of any Restricted Subsidiary) and (b) any other Person (in the case of a transfer by a Securitization Entity), or may grant a security interest in, Receivables and Related Assets; provided that such transaction is on market terms at the time the Company or such Restricted Subsidiary or the Securitization Entity entered into such transaction.

      “Receivables and Related Assets” means any account receivable (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transactions involving accounts receivable.

      “Reference Date” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”

      “Referent Subsidiary” has the meaning set forth in the definition of Investment.

      “Refinance” means in respect of any security or Indebtedness, to refinance, replace, supplement, substitute, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (other than pursuant to clause (2),

(4), (5), (6), (7), (8), (9), (11), (12), (13) or (14) of the second paragraph of such covenant), in each case that does not:

(1) result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of such proposed Refinancing (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (a) to pay any premium required to be paid under the terms of the instrument governing such Indebtedness and the amount of related fees and expenses incurred by the Company in connection with such Refinancing or (b) otherwise permitted to be incurred (other than as Refinancing Indebtedness under the Indenture); or

(2) create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (i) if such Indebtedness being Refinanced is solely Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (ii) if such Indebtedness being Refinanced is subordinate or junior to the Notes or the Guarantee of any Guarantor, then such Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee at least to the same extent and in the same manner as the Indebtedness being Refinanced.

      “Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date among the Company, the Guarantors and the Initial Purchasers.

      “Related Business” means any business that is related, ancillary or complementary to the business of the Company or any of its Restricted Subsidiaries on the Issue Date or any reasonable extension, development or expansion of the business of the Company or its Restricted Subsidiaries.

      “Replacement Assets” means assets and property (including, without limitation, the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of any such Investment) that will be used in the business of the Company and/or its Restricted Subsidiaries as existing on the Issue Date or in a business related, ancillary or complementary thereto or any reasonable extension, development or expansion of any such business of the Company and/or its Restricted Subsidiaries.

      “Restricted Payment” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”

      “Restricted Subsidiary” means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries.”

      “Revocation” has the meaning set forth under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries.”

      “S&P” has the meaning set forth in the definition of Cash Equivalents.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary on the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced on the security of such property.

      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

      “Securitization Entity” means a Wholly Owned Restricted Subsidiary (or a wholly owned Subsidiary of another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Receivables and Related Assets) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by the Company or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of the Company or any Restricted Subsidiary (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings

(such Indebtedness described in this clause (1), “Non-Recourse Securitization Entity Indebtedness”);

(2) with which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(3) to which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

      Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

      “Significant Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Securities Act, as such Regulation is in effect on the Issue Date.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in an accounts receivable securitization transaction, including, without limitation, servicing of the obligations thereunder.

      “Subsidiary,” with respect to any Person, means

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

      “Surviving Entity” has the meaning set forth under “— Certain Covenants — Merger, Consolidation and Sale of Assets.”

      “Tax Sharing Agreement” means the tax sharing agreement dated as of June 23, 2003 by and among the Company and certain of its direct or indirect Subsidiaries as described under the section entitled “Certain Relationships and Related Transactions” in this prospectus.

      “Transaction Date” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

      “Unrestricted Subsidiary” of any Person means

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated as such pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries;” and

(2) any Subsidiary of an Unrestricted Subsidiary.

      “Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

      “Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares and shares required by applicable law to be held by a person other than the Company or a Restricted Subsidiary) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Restricted Subsidiaries.

REGISTRATION RIGHTS; SPECIAL INTEREST

      The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the registration rights agreement in its entirety because it, and not this description, define your registration rights as holders of the notes.

      On June 3, 2003, we, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement relating to the outstanding notes. Pursuant to the registration rights agreement, we and the subsidiary guarantors agreed, at our cost, for the benefit of the holders of the notes, to:

•	no later than January 29, 2004, file a registration statement with the SEC with respect to a registered offer to exchange the notes for the exchange notes having terms substantially identical in all material respects to the notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act not later than April 28, 2004; and

•	cause the exchange offer to be consummated not later than June 14, 2004.

      On January 29, 2004, we satisfied the registration requirement set forth in the first bullet point above by filing with the SEC the exchange offer registration statement of which this prospectus is a part. On March 23, 2004, that registration statement was declared effective by the SEC, thereby satisfying the registration requirement set forth in the second bullet point above. Accordingly, we and the subsidiary guarantors are hereby offering the exchange notes in exchange for the surrender of the notes. We and the subsidiary guarantors will keep the exchange offer open for not less than 20 business days and not more than 30 business days (or, in each case, longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders. For each note surrendered to us pursuant to the exchange offer, the holder of such note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefor or, if no interest has been paid on such note, from the date of its original issue. For a description of the terms of the exchange offer, see “The Exchange Offer.”

      In the event that:

•	applicable interpretations of the staff of the SEC do not permit us and the subsidiary guarantors to effect such an exchange offer;

•	for any other reason the exchange offer is not consummated by June 14, 2004;

•	prior to the 20th day following the consummation of the exchange offer,

•	the initial purchasers so request with respect to notes not eligible to be exchanged for exchange notes in the exchange offer;

•	any holder of notes notifies us that it is not eligible to participate in the exchange offer; or

•	an initial purchaser notifies us that it will not receive freely tradeable exchange notes in exchange for notes constituting any portion of an unsold allotment,

we and the subsidiary guarantors will, subject to certain conditions, at our cost:

•	as promptly as reasonably practicable (but in no event more than 120 days after so required or requested pursuant to the registration rights agreement), file a shelf registration statement covering resales of the notes or the exchange notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 210 days after so required or requested pursuant to the registration rights agreement; and

•	keep the shelf registration statement effective until June 3, 2005.

      In no event will we be required to file a shelf registration statement prior to the deadline for filing the exchange offer registration statement described above.

      We and the subsidiary guarantors will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which forms a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes or the exchange notes, as the case may be. A holder selling such notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreements which are applicable to such holder (including certain indemnification obligations).

      In the event that:

•	neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC by January 29, 2004;

•	the exchange offer registration statement has not been declared effective by April 28, 2004;

•	neither the exchange offer has been consummated nor the shelf registration statement has been declared effective by June 14, 2004; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes or exchange notes in accordance with and during the period specified in the registration rights agreement (each such event a “registration default”), additional interest will accrue on the aggregate principal amount of the notes and the exchange notes (in addition to the stated interest on the notes and the exchange notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at an initial rate of

0.50% per annum, which rate shall increase by 0.50% per annum for each subsequent 90-day period during which such registration default continues up to a maximum of 2.00% per annum.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

      The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global Note”). The Global Note will be deposited on the issue date with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

      Except as set forth below, the Global Note may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below.

      All interests in the Global Note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

Exchanges Among the Global Notes

      Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Certain Book-Entry Procedures for the Global Notes

      The descriptions of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act of 1934 (the “Exchange Act”).

      DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

      So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

      Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in

DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

      Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in the Global Notes by or through a Euroclear or Clearstream, Luxembourg participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

      Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      If:

•	we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the registrar has received a request from DTC to issue Certificated Notes,

then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the Global Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

      Neither we nor the trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a discussion of certain U.S. federal income tax consequences of the exchange of outstanding notes for exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect. This discussion does not address all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, tax-exempt entities, holders whose functional currency is not the U.S. dollar, insurance companies, dealers in securities or foreign currencies, persons holding notes as part of a hedge, straddle or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This discussion is limited to holders that acquired outstanding notes at original issue for cash and hold the outstanding notes, and will hold the exchange notes, as capital assets within the meaning of Section 1221 of the Code. You are urged to consult with your own tax advisors with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences of the exchange under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

      Your acceptance of the exchange offer and your exchange of outstanding notes for exchange notes should not be taxable for U.S. federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the outstanding notes. Rather, the exchange notes you receive should be treated as a continuation of your investment in the outstanding notes. Accordingly, you should not recognize gain or loss upon the exchange of outstanding notes for exchange notes pursuant to the exchange offer, your tax basis in the exchange notes should be the same as your adjusted tax basis in the outstanding notes immediately before the exchange, and your holding period for the exchange notes should include the holding period for the outstanding notes exchanged therefor.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resales of the type described. In addition, until June 23, 2004, all broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Purpose and Effect of the Exchange Offer” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives exchange notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of the exchange notes.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of those exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on any resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon for us by Jones Day, Chicago, Illinois.

EXPERTS

      The financial statements of Laidlaw International as of August 31, 2003, June 1, 2003 and for the period from June 1, 2003 to August 31, 2003, and the financial statements of Laidlaw as of August 31, 2002 and for the two years then ended, and for the period from September 1, 2002 to May 31, 2003, included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Ontario Institute of Chartered Accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports and other information with the SEC. These reports and other information can be read and copied at the SEC’s Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at www.sec.gov that contains reports and information statements and other information regarding issuers that file electronically with the SEC, including Laidlaw International.

      We will provide without charge, upon written or oral request, a copy of the indenture that governs the notes. Requests should be directed to: Laidlaw International, Inc., 55 Shuman Blvd., Naperville, Illinois 60563, telephone number (630) 848-3000.

INDEX TO FINANCIAL STATEMENTS

Year Ended August 31, 2003
Reports of Independent Auditors	F-2
Consolidated Balance Sheets as of August 31, 2003, June 1, 2003 and August 31, 2002	F-4
Consolidated Statements of Operations for the periods June 1, 2003 through August 31, 2003 and September 1, 2002 through May 31, 2003 and for the years ended August 31, 2002 and 2001	F-6
Consolidated Statements of Shareholders’ Equity for the periods June 1, 2003 through August 31, 2003 and September 1, 2002 through May 31, 2003 and for the years ended August 31, 2002 and 2001	F-7
Consolidated Statements of Cash Flows for the periods June 1, 2003 through August 31, 2003 and September 1, 2002 through May 31, 2003 and for the years ended August 31, 2002 and 2001	F-8
Notes to Consolidated Financial Statements	F-9

Three Months Ended November 30, 2003 (Unaudited)
Consolidated Balance Sheets as of November 30, 2003 and August 31, 2003	F-71
Consolidated Statements of Operations for the three months ended November 30, 2003 and 2002	F-73
Consolidated Statements of Comprehensive Income (Loss) for the three months ended November 30, 2003 and 2002	F-74
Consolidated Statements of Cash Flows for the three months ended November 30, 2003 and 2002	F-75
Notes to Unaudited Consolidated Financial Statements	F-76

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Laidlaw International, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Laidlaw International, Inc. as at August 31, 2003 and June 1, 2003, and the results of its operations and its cash flows for the period from June 1, 2003 to August 31, 2003 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the Western District of New York confirmed the Company’s reorganization plan (the “plan”) on February 27, 2003. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before June 28, 2001 and terminates all rights and interests of equity security holders as provided for in the plan. The plan was implemented in June 2003 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of June 1, 2003.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Mississauga, Ontario

Date: November 18, 2003

REPORT OF INDEPENDENT AUDITORS

To the Directors and Shareholders of

Laidlaw International, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Laidlaw Inc. as at August 31, 2002 and the results of its operations and its cash flows for each of the periods from September 1, 2002 to May 31, 2003 and the two years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, the Company filed a petition on June 28, 2001 with the United States Bankruptcy Court for the Western District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s reorganization plan was implemented in June 2003 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

      As described in Note 8 to the consolidated financial statements, on September 1, 2002, Laidlaw Inc. changed its method of accounting for goodwill.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Mississauga, Ontario

Date: November 18, 2003

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
ASSETS
Current assets
Cash and cash equivalents	$100.3	$23.4	$343.5
Restricted cash and cash equivalents (Note 4)	39.4	44.7	75.8
Short-term deposits and marketable securities (Note 4)	42.0	32.3	16.1
Trade accounts receivable (Note 5)	502.2	630.6	490.4
Other receivables	49.6	49.9	54.9
Income taxes recoverable	18.0	27.4	29.2
Parts and supplies	50.2	50.8	50.4
Deferred income tax assets (Note 17)	86.2	80.9	—
Other current assets	60.1	67.8	56.3

Total current assets	948.0	1,007.8	1,116.6

Long-term investments (Note 6)	553.5	580.4	417.9

Property and equipment (Note 7)	1,669.8	1,628.9	1,677.7

Other assets
Goodwill (net of accumulated amortization and impairments of $776.0 as at August 31, 2002) (Note 8)	183.1	183.1	2,976.8
Contracts and customer relationships	216.9	221.0	—
Deferred income tax assets (Note 17)	203.2	195.5	—
Pension asset (Note 11)	—	—	10.8
Deferred charges and other assets	78.2	78.6	12.0

	681.4	678.2	2,999.6

Total assets	$3,852.7	$3,895.3	$6,211.8

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
LIABILITIES
Current liabilities
Accounts payable	$119.4	$106.6	$109.7
Accrued liabilities (Note 9)	506.0	523.2	504.1
Current portion of long-term debt (Note 10)	69.4	89.0	20.3

Total current liabilities	694.8	718.8	634.1
Long-term debt (Note 10)	1,145.1	1,150.1	204.4
Pension liability (Note 11)	225.7	225.1	64.8
Other long-term liabilities (Note 12)	496.8	492.0	377.3
Liabilities subject to compromise (Note 1)	—	—	3,977.1

Commitments and contingencies (Note 22)
Total liabilities	2,562.4	2,586.0	5,257.7

SHAREHOLDERS’ EQUITY
Common shares; $0.01 par value per share; issued and outstanding 103,777,422	1.0	1.0	—
Share premium	1,358.3	1,358.3	—
Common shares held in trust; 3,777,419 issued (Note 11)	(50.0)	(50.0)	—
Predecessor Common Shares; 325,927,870 issued and outstanding	—	—	2,222.6
Predecessor Preference Shares	—	—	7.9
Accumulated other comprehensive loss	(9.1)	—	(258.7)
Deficit	(9.9)	—	(1,017.7)

Total shareholders’ equity (Note 13)	1,290.3	1,309.3	954.1

Total liabilities and shareholders’ equity	$3,852.7	$3,895.3	$6,211.8

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Predecessor Company
	For the period
	June 1, 2003	For the period	For the	For the
	Through	September 1, 2002	Year Ended	Year Ended
	August 31,	Through May 31,	August 31,	August 31,
	2003	2003*	2002	2001

	($ millions except per share amounts)
Revenue	$997.1	$3,485.7	$4,432.1	$4,418.3

Compensation expense	581.7	2,001.1	2,523.0	2,533.1
Accident claims and professional liability expenses	62.9	241.4	325.8	342.0
Vehicle related costs	74.8	202.4	272.5	267.3
Occupancy costs	51.4	150.4	202.2	191.0
Fuel	36.7	133.4	163.0	194.4
Depreciation	47.7	228.4	270.6	261.1
Amortization	4.4	0.9	88.2	89.2
Other operating expenses	126.0	364.2	524.6	507.1

Income from operating segments	11.5	163.5	62.2	33.1
Interest expense	(31.5)	(19.6)	(27.7)	(270.9)
Gain on discharge of debt (Note 1)	—	1,482.8	—	—
Fresh start accounting adjustments (Note 2)	—	(609.6)	—	—
Other financing related expenses (Note 16)	—	(35.0)	(44.7)	(63.8)
Other income	0.1	15.0	15.3	9.3

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	(19.9)	997.1	5.1	(292.3)
Income tax recovery (expense) (Note 17)	10.0	(4.5)	9.8	45.8

Income (loss) from continuing operations before cumulative effect of change in accounting principle	(9.9)	992.6	14.9	(246.5)
Cumulative effect of change in accounting principle (Note 8)	—	(2,205.4)	—	—

Income (loss) from continuing operations	(9.9)	(1,212.8)	14.9	(246.5)
Income from discontinued operations (Note 15)	—	—	—	1,672.4

Net income (loss)	$(9.9)	$(1,212.8)	$14.9	$1,425.9

Basic earnings (loss) per share (Note 18)
Continuing operations before cumulative effect of change in accounting principle	$(0.10)	3.05	$0.05	$(0.76)
Cumulative effect of change in accounting principle	—	(6.77)	—	—

Continuing operations	(0.10)	(3.72)	0.05	(0.76)
Discontinued operations	—	—	—	5.13

Net income (loss)	$(0.10)	$(3.72)	$0.05	$4.37

Diluted earnings (loss) per share (Note 18)
Continuing operations before cumulative effect of change in accounting principle	$(0.10)	$3.05	$0.05	$(0.76)
Cumulative effect of change in accounting principle	—	(6.77)	—	—

Continuing operations	(0.10)	(3.72)	0.05	(0.76)
Discontinued operations	—	—	—	5.13

Net income (loss)	$(0.10)	$(3.72)	$0.05	$4.37

*	Adjusted to include fresh-start accounting adjustments and gain on discharge of debt (Note 2)

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

									Accumulated
	Common Shares					Preference Shares			Other	Total
				Share					Comprehensive	Comprehensive
Predecessor Company	# of Shares		Amount	Premium		# of Shares	Amount	Deficit	Loss	Income (loss)

	($ millions, except share information)
Balance at August 31, 2000	325,927,870		$2,222.6	$—		528,770	$7.9	$(2,458.2)	$(170.3)
Dividends on preference shares	—		—	—		—	—	(0.3)	—
Net income	—		—	—		—	—	1,425.9	—	$1,425.9
Other comprehensive income (loss):
Unrealized holding gains net of reclassification adjustments for gains and losses included in net income (net of NIL taxes)	—		—	—		—	—	—	6.2	6.2
Foreign currency translation adjustments (net of NIL taxes)	—		—	—		—	—	—	(4.3)	(4.3)

Total comprehensive income										$1,427.8

Balance at August 31, 2001	325,927,870		$2,222.6	$—		528,770	$7.9	$(1,032.6)	$(168.4)
Net income	—		—	—		—	—	14.9	—	$14.9
Other comprehensive income (loss):
Unrealized holding gains net of reclassification adjustments for gains and losses included in net income (net of $1.0 in taxes)	—		—	—		—	—	—	3.7	3.7
Foreign currency translation adjustments (net of NIL taxes)	—		—	—		—	—	—	(2.1)	(2.1)
Minimum pension liability adjustments (net of NIL taxes)	—		—	—		—	—	—	(91.9)	(91.9)

Total comprehensive loss										$(75.4)

Balance at August 31, 2002	325,927,870		$2,222.6	$—		528,770	$7.9	$(1,017.7)	$(258.7)
Net loss	—		—	—		—	—	(1,212.8)**	—	$(1,212.8)**
Other comprehensive income (loss):
Unrealized holding gains net of reclassification adjustments for gains and losses included in net income (net of NIL in taxes)	—		—	—		—	—	—	9.2	9.2
Foreign currency translation adjustments (net of NIL taxes)	—		—	—		—	—	—	46.2	46.2
Minimum pension liability adjustments (net of NIL taxes)	—		—	—		—	—	—	(176.4)	(176.4)

Total comprehensive loss										$(1,333.8)**

Balance at May 31, 2003	325,927,870		$2,222.6	$—		528,770	$7.9	$(2,230.5)	$(379.7)

Fresh Start adjustments (Note 2)	(325,927,870)		(2,222.6)	—		(528,770)	(7.9)	2,230.5	379.7
Distribution of new common shares (Note 2)	100,000,003	*	1.0	1,308.3	*	—	—	—	—

Laidlaw International, Inc.:
Balance, Fresh start June 1, 2003	100,000,003	*	1.0	1,308.3	*	—	—	—	—
Net loss	—		—	—		—	—	(9.9)	—	$(9.9)
Other comprehensive income (loss):
Unrealized holding losses net of reclassification adjustments for gains and losses included in net income (net of $3.5 in taxes)	—		—	—		—	—	—	(6.5)	(6.5)
Foreign currency translation adjustments (net of NIL taxes)	—		—	—		—	—	—	(2.6)	(2.6)

Total comprehensive loss										$(19.0)

Balance at August 31, 2003	100,000,003	*	$1.0	$1,308.3	*	—	$—	$(9.9)	$(9.1)

*	Net of 3,777,419 common shares held in trust (Note 11)

**	Adjusted to include Fresh Start accounting adjustments and gain on discharge of debt (Note 2)

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor Company

	For the period	For the period	For the	For the
	June 1, 2003	September 1, 2002	Year	Year
	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,
	2003	2003**	2002	2001

	($ millions)
Net cash provided by (used in):
Operating activities	$187.0	$208.5	$433.8	$447.7
Investing activities	(76.0)	(364.6)	(275.7)	(281.5)
Financing activities	(34.1)	(164.0)	(95.8)	7.0

	76.9	(320.1)	62.3	173.2
Cash and cash equivalents* — beginning of period	23.4	343.5	281.2	108.0

Cash and cash equivalents* — end of period	$100.3	$23.4	$343.5	$281.2

Operating activities
Net income (loss) for the period	$(9.9)	$(1,212.8)	$14.9	$1,425.9
Add (deduct) items not affecting cash:
Depreciation and amortization	52.1	229.3	358.8	350.3
Other financing related expenses (Note 16)	—	35.0	44.7	63.8
Deferred income taxes	(10.0)	—	—	—
Gain on discharge of debt (Note 1)	—	(1,482.8)	—	—
Fresh start accounting adjustments (Note 2)	—	609.6	—	—
Income from discontinued operations (Note 15)	—	—	—	(1,672.4)
Cumulative effect of change in accounting principle (Note 8)	—	2,205.4	—	—
Loss (gain) on sale of assets	(0.8)	(4.3)	(4.2)	6.6
Other	4.8	(3.8)	(10.4)	(6.2)
Increase in claims liabilities and professional liability reserves	4.7	56.1	61.6	126.9
Increase (decrease) in accrued interest	16.5	(4.3)	(0.5)	246.2
Increase in pension liability	0.6	0.7	—	—
Cash provided by (used in financing) other working capital items (Note 19)	144.9	(147.1)	46.2	(43.2)
Pension contribution per the PBGC Agreement (Note 11)	—	(50.0)	—	—
Decrease (increase) in restricted cash and cash equivalents (Note 4)	(0.7)	0.9	(38.6)	8.2
Cash portion of other financing related expenses (Note 16)	(15.2)	(23.4)	(38.7)	(58.4)

Net cash provided by operating activities	$187.0	$208.5	$433.8	$447.7

Investing activities
Purchases of property and equipment	$(90.5)	$(230.1)	$(283.3)	$(267.3)
Proceeds from sale of property and equipment	4.4	24.6	45.5	21.8
Purchases of other assets	(1.1)	(3.2)	(1.4)	(8.8)
Expended on acquisitions (Note 21)	(0.1)	(4.6)	(3.6)	(2.0)
Net decrease (increase) in investments	11.3	(151.3)	(37.1)	(45.5)
Proceeds from sale of assets (Note 20)	—	—	4.2	20.3

Net cash used in investing activities	$(76.0)	$(364.6)	$(275.7)	$(281.5)

Financing activities
Proceeds from issue of long-term debt	$17.3	$1,207.8	$172.2	$342.2
Repayments of long-term and other non-current liabilities	(47.6)	(149.3)	(268.0)	(335.2)
Repayment of liabilities subject to compromise	—	(1,185.0)	—	—
Payment of financing fees	(3.8)	(37.5)	—	—

Net cash provided by (used in) financing activities	$(34.1)	$(164.0)	$(95.8)	$7.0

Supplemental cash flow information
Cash paid (received) during the period for:
Interest	$12.3	$25.0	$31.9	$30.4

Income taxes	$(8.3)	$(4.4)	$(10.4)	$(51.0)

*	Represents the unrestricted cash and cash equivalents — Refer to Note 4

**	Adjusted to include Fresh Start accounting adjustments and gain on discharge of debt (Note 2)

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003

Note 1 —	Corporate overview, voluntary petition for reorganization and emergence from Chapter 11, and basis of presentation

Corporate overview

      Laidlaw International, Inc. (the “Company”) operates in five reportable business segments: education services, public transit services, Greyhound, healthcare transportation services and emergency management services. The education services segment provides school bus transportation, including scheduled home-to-school, extra-curricular and charter and transit school bus services, throughout the United States and Canada. The public transit services segment provides fixed-route municipal bus service and also provides paratransit bus transportation for riders with disabilities. Greyhound, a national provider of inter-city bus transportation in the United States and Canada, provides scheduled passenger service, package delivery service, charter bus service and, in certain terminals, food service. The healthcare transportation service segment provides critical care transportation services, non-emergency ambulance and transfer services and emergency response services in the United States. The emergency management services segment provides outsourced emergency department physician services throughout the United States.

Voluntary petition for reorganization and emergence from Chapter 11

      On June 28, 2001, the predecessor company, Laidlaw Inc. (the “Predecessor Company”) and five of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Western District of New York (the “Bankruptcy Court”). The other Debtors included: Laidlaw USA, Inc. (“Laidlaw USA”), Laidlaw Investments Ltd. (“LIL”), Laidlaw International Finance Corporation (“LIFC”), Laidlaw One, Inc. (“Laidlaw One”), and Laidlaw Transportation, Inc. (“LTI”). In addition, the Predecessor Company and LIL commenced Canadian insolvency proceedings under the Canada Companies’ Creditors Arrangement Act (“CCAA”) in the Ontario Superior Court of Justice in Toronto, Ontario (the “Canadian Court”). None of the Predecessor Company’s operating subsidiaries were included in the filings.

      The Predecessor Company reorganized its affairs under the protection of the Bankruptcy Code and the CCAA and proposed a plan of reorganization (the “Plan”) for itself and the other Debtors. On February 27, 2003, the Bankruptcy Court entered an order confirming the Plan. On February 28, 2003, the Canadian Court issued an order recognizing the Bankruptcy Court’s confirmation order and implementing it in Canada with respect to the Predecessor Company’s Canadian insolvency proceeding. The Plan provided for the satisfaction of claims against and interests in the Predecessor Company and the other Debtors, including the liabilities subject to compromise. On June 6, 2003, the Predecessor Company received final financing commitments and on June 23, 2003, the Company (as defined below) emerged from bankruptcy protection. In accordance with the terms of the Plan, the Predecessor Company engaged in an internal restructuring that resulted in the transfer, directly or indirectly, of all the assets of the Predecessor Company to LIL which domesticated into the United States as a Delaware corporation and changed its name to Laidlaw International, Inc.

      As part of the emergence from chapter 11, the Company obtained exit financing of approximately $1.23 billion, including $200.0 million available under a revolving line of credit (see Note 10). Approximately $1.0 billion of this financing was used to fund a portion of the distributions to the Predecessor Company’s creditors. In addition, the Company issued 100.0 million shares of new common stock for distribution to the Predecessor Company’s creditors and 3.8 million shares of new common stock to the Pension Benefit Guaranty Corporation (See Note 11). Consistent with the Plan, the Predecessor Company’s common and preference stock was cancelled as of June 23, 2003.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      As a result of the Plan becoming effective, the following liabilities that were subject to compromise were discharged by the Bankruptcy Court and Canadian Court:

Accrued liabilities	$11.3
Derivative liabilities	89.5
Safety-Kleen Corp. (“Safety-Kleen”) related liabilities	302.3
Accrued interest payable	370.7
Unsecured debt	3,203.3

$3,977.1

      As satisfaction of the liabilities subject to compromise, the Predecessor Company’s creditors received $1,185.0 million in cash and the 100.0 million common shares, with a value of $1,309.3 million. The resulting $1,482.8 million gain on discharge of debt has been recorded in the Consolidated Statement of Operations for the period from September 1, 2002 through May 31, 2003.

      The value of common stock of $1,309.3 million (or $13.09 per common share) issued to the Predecessor Company’s creditors pursuant to the Plan represented the net assets of the reorganized company and was the difference between the reorganization value and the fair value of liabilities of the Company immediately after the reorganization was completed. Reorganization value, the fair value of liabilities and the value of common stock as of June 1, 2003, was not materially different from those included in the projected consolidated balance sheet appearing in the Plan approved by the creditors and confirmed by the court on February 27, 2003.

Basis of presentation

      The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and all figures are presented in U.S. dollars. Except as indicated in Note 26, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in Canada (“Canadian GAAP”).

Note 2 —	Fresh Start accounting

      The Company adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). For financial reporting purposes, the effective date of the Plan was considered to be June 1, 2003. In accordance with the principles of fresh start accounting, the Company has adjusted its assets and liabilities to their estimated fair values as of June 1, 2003 with the excess of the Company’s reorganization value over the fair value of its tangible and identifiable intangible assets reported as goodwill in the Consolidated Balance Sheets. The net effect of all fresh start accounting adjustments resulted in a loss of $609.6 million, which is reflected as an adjustment to the Predecessor Company’s results for the period from September 1, 2002 through May 31, 2003.

      In accordance with SOP 90-7, management determined the reorganization value of the Company. With the assistance of independent specialists, management determined that the reorganization value was within a range of $3.5 billion to $4.3 billion, with approximately $3.9 billion representing management’s best estimate of the Company’s reorganization value. The reorganization value was based on the consideration of many factors such as the industries in which the Company’s segments operate, the general economic conditions that impact those segments, and application of certain valuation methods, including a discounted cash flow analysis, an analysis of comparable publicly traded company multiples and a comparable acquisitions analysis. The valuation methods used to determine reorganization value utilized a number of estimates and

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

assumptions, including projected financial information by operating segment, discount rates, terminal values utilizing both a perpetuity value of final cash flows and an earnings multiple, future tax rates and realization of interest deduction carryforwards. Many of these estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of the Company.

      Due to the changes in the financial structure of the Company and the application of fresh start accounting as a result of the consummation of the Plan, the consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor Company prior to the Plan implementation. A black line has been drawn on the accompanying Consolidated Financial Statements to separate and distinguish between the Company and the Predecessor Company.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The effects of the application of fresh start accounting and the debt restructuring on the Predecessor Company’s condensed consolidated balance sheet are as follows:

	Predecessor
	Company	Debt		Fresh-Start		Fresh Start
	May 31, 2003	Restructuring		Adjustments		June 1, 2003

	($ millions)
Assets
Current assets
Cash and cash equivalents	$390.3	$(366.9	)(a)	$—		$23.4
Restricted cash and cash equivalents	44.7	—		—		44.7
Deferred income tax assets	—	—		80.9	(f)	80.9
Other current assets	856.4	3.0	(a)	(0.6	)(b)	858.8

Total current assets	1,291.4	(363.9)		80.3		1,007.8
Long-term investments	469.0	114.0	(a)	(2.6	)(b)	580.4
Property & equipment	1,701.8	—		(72.9	)(c)	1,628.9
Goodwill	781.9	—		(598.8	)(d)	183.1
Contracts and customer relationships	—	—		221.0	(e)	221.0
Deferred income tax assets	—	—		195.5	(f)	195.5
Pension asset	16.8	—		(16.8	)(g)	—
Deferred charges and other assets	20.0	46.9	(a)	11.7	(b)	78.6

Total assets	$4,280.9	$(203.0)		$(182.6)		$3,895.3

Liabilities
Current liabilities
Current portion of long-term debt	$65.8	$25.0	(a)	$(1.8	)(h)	$89.0
Other current liabilities	632.4	6.4	(a)	(9.0	)(b)(j)	629.8

Total current liabilities	698.2	31.4		(10.8)		718.8
Long-term debt	192.5	1,000.6	(a)	(43.0	)(h)	1,150.1
Pension liability	247.6	(50.0	)(a)	27.5	(g)	225.1
Other long-term liabilities	418.4	—		73.6	(i)(j)	492.0
Liabilities subject to compromise	3,977.1	(3,977.1	)(a)	—		—

Total liabilities	5,533.8	(2,995.1)		47.3		2,586.0

Shareholders’ equity (deficiency)
Common shares and share premium	—	1,359.3	(a)	—		1,359.3
Common shares held in trust	—	(50.0	)(a)	—		(50.0)
Predecessor common shares	2,222.6	—		(2,222.6	)(k)	—
Predecessor preference shares	7.9	—		(7.9	)(k)	—
Accumulated other comprehensive loss	(379.7)	—		379.7	(k)	—
Deficit	(3,103.7)	1,482.8	(a)	1,620.9	(k)	—

Total shareholders’ equity (deficiency)	(1,252.9)	2,792.1		(229.9)		1,309.3

Total liabilities & shareholders’ equity (deficiency)	$4,280.9	$(203.0)		$(182.6)		$3,895.3

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

a)	Reflects the settlement of liabilities subject to compromise by way of cash payments and the issuance of common shares, the $50.0 million contribution to the pension plans of Greyhound Lines, Inc. (“Greyhound”), a subsidiary of the Company, as well as, the contributions of common shares to the Pension Plan Trust (as defined in Note 11). Reflects $14.0 million of additional collateral required by entities insuring the Company’s bid and performance bonds and the $100.0 million of collateral required for the LOC Facility (as defined in Note 6). Also reflects the entry into the new senior secured credit facility and issuance of the notes (see Note 10), net of fees and expenses of $48.5 million.

b)	Adjusts miscellaneous assets and liabilities to their fair values.

c)	Adjusts property & equipment to reflect the fair value of the assets based on independent appraisals.

d)	Eliminates the Predecessor Company’s historical goodwill and record the excess of reorganization value over the fair value of the Company’s tangible and identifiable intangible assets (goodwill).

e)	Reflects management’s estimate, with the assistance of independent specialists, of the fair value of the contracts and customer relationships held at June 1, 2003 based upon existing contract lives and expected renewal rates.

f)	Records the net deferred income tax assets of the Company based on the guidance provided in the Statement of Financial Accounting Standards (“SFAS”) No. 109.

g)	Records the excess of the projected benefit obligation over the fair value of the plans’ assets based on independent actuarial reports.

h)	Reflects the fair value of the Company’s long-term debt based on its trading value or by discounting non-traded debt at current borrowing rates.

i)	Adjusts the Company’s accident claims and professional liability reserves to their fair value by applying a risk premium and discounting at a risk-free rate.

j)	Records the operating leases at their fair value based on independent valuations and the current borrowing rate of the Company.

k)	Reflects the cancellation of the Predecessor Company’s common and preference shares and the elimination of the accumulated other comprehensive loss and deficit.

Note 3 —	Summary of significant accounting policies

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company or of the Predecessor Company and all of their respective subsidiaries. All significant intercompany transactions and balances have been eliminated.

Revenue recognition

Education Services, Public Transit Services and Greyhound

      Revenue is recognized at the time services are provided. Revenue collected in advance on contracts and tickets is deferred and taken into income as the services are provided.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Healthcare Transportation Services and Emergency Management Services (the “Healthcare Businesses”)

      Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals, or directly from patients. The Company derives approximately 40% of its collections in the Healthcare Businesses from Medicare and Medicaid, 8% from contracted hospitals, 36% from private insurers, including prepaid health plans and other sources, and 16% directly from patients.

      Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not determined medically necessary, or insufficient supporting information was provided.

Cash and cash equivalents

      Cash and cash equivalents include short-term investments that are part of the Company’s cash management portfolio. These investments are highly liquid and have original maturities of three months or less.

Parts and supplies

      Parts and supplies are valued at the lower of cost, determined on a first-in, first-out basis and replacement cost. This approximates fair value.

Long-term investments

      In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Investments not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of shareholders’ equity. The cost of securities sold is based on the specific identification method.

      Investments in shares of companies over which the Company has significant influence are accounted for by the equity method. Equity earnings are recorded to the extent that any increase in the carrying value is determined to be realizable. Other long-term investments are carried at cost.

      As at June 1, 2003, the Company’s long-term investments were recorded at their fair value.

Property and equipment

      Property and equipment of the Predecessor Company was recorded at cost, including interest during construction, if any. In accordance with fresh start accounting, property and equipment were reflected at their fair values as of June 1, 2003. Additions to property and equipment subsequent to this date are recorded at cost. Depreciation of property and equipment is recorded on a straight-line basis over their estimated useful lives, which range from twenty to forty years for buildings, five to eighteen years for vehicles, and three to ten years for all other items. Depreciation of education services vehicles during the year is based on usage. Maintenance costs are expensed as incurred and renewals and improvements are capitalized.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Goodwill

      The Company’s goodwill balance at August 31, 2003 and June 1, 2003 represents the excess of the Company’s reorganization value over the aggregate fair value of the Company’s tangible and identifiable intangible net assets upon emergence from bankruptcy.

      The Predecessor Company’s goodwill represented the excess of cost over fair value of identifiable net assets as prescribed by the purchase method for business acquisitions reduced by amortization and goodwill impairments. For the years ended August 31, 2002 and August 31, 2001, goodwill was amortized on a straight-line basis over 40 years.

      Effective September 1, 2002, the Predecessor Company adopted SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets” and as a result, the Predecessor Company ceased to amortize goodwill. SFAS No. 142 requires that goodwill be reviewed for impairment upon adoption of SFAS No. 142 and at least annually thereafter. As a result of this review, on September 1, 2002, the Predecessor Company recorded a non-cash charge in the Statement of Operations of $2,205.4 million as a cumulative effect of change in accounting principle (See Note 8).

Contracts and customer relationships

      At August 31, 2003, the Company’s contracts and customer relationships represent the amortized fair value of such assets held by the Company at June 1, 2003 (the “Fresh Start Contract Assets”) and the amortized cost of the contracts (the “Purchased Contract Assets”) purchased through acquisition subsequent to June 1, 2003. Substantially all of the revenue of the education services and emergency management services segments is derived from contracts while slightly less than half of the healthcare transportation revenue comes from contracts. The contracts generally have terms of three to five years and historically most contracts have been renewed.

      The Fresh Start Contract Assets represent, by segment, the aggregate value of the contract portfolios that existed at the fresh start date and are amortized on a straight-line basis over the average length of the contracts and the expected contract renewal periods, which range from ten to fifteen years. The straight-line method was used since the pattern of consumption of the intangible could not be reliably determined as the Fresh Start Contract Assets were valued on an aggregate basis and, therefore, as the Company renews or loses individual contracts, the Company would be unable to determine the amount of the Fresh Start Contract Asset value assigned to a specific contract. The Purchased Contract Assets are amortized on a straight-line basis over the length of the contracts, generally ranging from three to five years as the acquisition price is determined based on the remaining term of the contract.

      Contracts and customer relationships will be reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

Deferred charges and other assets

      Deferred charges and other assets are primarily comprised of deferred financing costs, long term deposits and radio frequency licenses. The deferred financing costs are amortized over the term of the financing to which the costs relate, which range from five to eight years. The radio frequency licenses, totaling $12.0 million (June 1, 2003 — $12.0 million, Predecessor Company — August 31, 2002 — $NIL), are considered to be indefinite lived intangible assets and as such, are not amortized. The radio frequency licenses will be reviewed for impairment on an annual basis.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Impairment of long-lived assets other than goodwill and other indefinite lived intangibles

      Long-lived assets other than goodwill and other indefinite lived intangibles are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors, which could trigger impairment review, include significant underperformance relative to historical or projected future operating results, significant changes in the use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. If indicators of impairment are present, management evaluates the carrying value of long-lived assets other than goodwill and other indefinite lived intangibles in relation to the projection of future undiscounted cash flows of the underlying business. Projected cash flows are based on historical results adjusted to reflect management’s best estimate of future market and operating conditions, which may differ from actual cash flows.

Defined benefit pension plans

      The costs of pension benefits are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality tables. For the purpose of calculating the expected return on plan assets, those assets are valued at a market-related value. The net actuarial gain or loss in excess of 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of participating employees for active plans and average remaining life expectancy of retired participants for frozen plans. In accordance with fresh start accounting, the pension liabilities were reflected at their fair values as of June 1, 2003.

Claims liabilities and professional liability reserves

      The Company generally retains liability for auto, general and workers’ compensation claims for the first $5 million of any one occurrence and self-insures professional liability claims.

      The Predecessor Company established reserves for these claims based upon an assessment of actual claims and claims incurred but not reported, discounted at a rate commensurate with the historic rate of return earned on the long-term investments held to support payment of the claims. The reserves were developed using actuarial principles and assumptions that considered a number of factors, including historical claim payment patterns and changes in case reserves and the assumed rate of inflation in health care costs and property damage repairs. As described in Note 2, upon the adoption of fresh start accounting, the pre-emergence claims liabilities and professional liability reserves were adjusted to their fair value at June 1, 2003, using a risk free discount rate (4%) and further providing for a risk premium in the reserve. For periods after June 1, 2003, the Company will continue to evaluate and record the liability for pre-emergence claims with a risk premium and discounted at 4%. Claims (other than auto and general liability claims) that arose after June 1, 2003, are discounted as described above for the Predecessor Company. Auto and general liability claims are not discounted.

      Investment income earned on the investments of the wholly owned insurance subsidiaries has been offset against the costs related to the Company’s self-insurance program and are included as part of “accident claims and professional liability expenses” in the Consolidated Statements of Operations. The accretion of imputed interest from the discounting of the reserves is also included as part of these expenses.

Foreign currency translation

      The financial statements of the Company’s non United States dollar denominated subsidiaries and the financial statements of the Predecessor Company and its non United States dollar denominated subsidiaries have been translated into U.S. dollars in accordance with the SFAS No. 52, “Foreign Currency Translation”.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

All balance sheet amounts have been translated using the exchange rates in effect at the applicable period end. Income statement amounts have been translated using the weighted average exchange rate for the applicable period. The gains and losses resulting from the changes in exchange rates from period to period have been reported as a component of “Other comprehensive loss”. Currency transaction gains and losses are immaterial for all periods presented.

Financial instruments

      The Company’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and marketable securities, accounts receivable, other receivables, accounts payable, accrued liabilities, liabilities subject to compromise, other long-term liabilities and long-term debt constitute financial instruments. Concentration of credit risks in accounts receivable is limited, due to the large number of customers comprising the Company’s customer base throughout North America. A significant component of the Company’s revenue is derived from Medicare and Medicaid. Given that these are government programs, the credit risk for these customers is considered low. The Company performs ongoing credit evaluations of its other customers but does not require collateral to support customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

      The Company may use derivative financial instruments for purposes other than trading to minimize the risk and costs associated with financing and operating activities. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. There were no derivative financial instruments used in any of the periods presented.

Income Taxes

      Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is provided for those deferred income tax assets for which it is more likely than not that the related benefits will not be realized.

      The utilization of benefits in excess of the amount recorded as deferred income tax assets at June 1, 2003 would reduce goodwill and other intangibles in existence at that date until exhausted and thereafter, would be reported as an addition to share premium.

Use of estimates

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

      In addition to the use of estimates in the recording of the Healthcare Businesses’ revenue and deferred income tax valuation allowances as described above, the Company uses third-party actuaries and assumptions of future events in estimating the claims liability reserves and future pension obligations. As a result of using assumptions, there is a reasonable possibility that the recorded Healthcare Businesses’ revenue, deferred income tax assets, claims liabilities and pension liability could change materially.

Recent accounting pronouncements

      There are no recent accounting pronouncements that would have a material effect on the Company’s results or financial position if they were presently applicable.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 4 —	Restricted cash and cash equivalents and short-term investments

      Restricted cash and cash equivalents of $39.4 million (June 1, 2003 — $44.7 million, Predecessor Company — August 31, 2002 — $75.8 million) and short-term deposits and marketable securities of $42.0 million (June 1, 2003 — $32.3 million, Predecessor Company — August 31, 2002 — $16.1 million) are assets of the Company’s wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company’s self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given these restrictions, management has concluded that such cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.

Note 5 —	Accounts receivable and revenue

      The trade accounts receivable is net of an allowance for doubtful accounts of $5.6 million (June 1, 2003 — $5.4 million, Predecessor Company — August 31, 2002 — $ 4.6 million) in the Education services, Public Transit services and Greyhound businesses and net of $527.9 million (June 1, 2003 — $504.9 million, Predecessor Company — August 31, 2002 — $468.6 million) of allowances for uncompensated care and contractual allowances in the Healthcare Businesses.

      Revenue for the Healthcare Businesses are reported net of allowances for uncompensated care and contractual allowances.

Note 6 —	Long-term investments

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
Investments of insurance subsidiaries	$301.1	$329.6	$252.3
Letter of credit facility cash collateral	100.0	100.0	—
Other restricted investments	130.5	127.6	142.7
Other	21.9	23.2	22.9

	$553.5	$580.4	$417.9

      The investments of the insurance subsidiaries are used to support the Company’s self-insurance program. The investments are comprised principally of government securities and investment grade debt securities. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances and are, therefore, considered restricted. Prior to fiscal 2002, these investments were designated to be held to maturity. Since then, these investments were designated as available for sale, which resulted in the recognition of a gain of $4.4 million in other comprehensive income in fiscal 2002.

      Upon emergence from bankruptcy, the Company entered into a $100.0 million cash-collateralized letter of credit facility expiring in June 2009 (the “LOC Facility”) as part of the senior secured credit facility (See Note 10). The cash collateral must be maintained for the duration of the LOC Facility.

      The majority of the other restricted investments relate to collateral required by the entities insuring the Company’s bid and performance bonds.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 7 —	Property and equipment

				Fresh Start			Predecessor Company

	August 31, 2003			June 1, 2003			August 31, 2002

		Accumulated			Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net	Cost	Depreciation	Net

	($ millions)
Land	$184.3	$—	$184.3	$183.8	$—	$183.8	$162.2	$—	$162.2
Buildings	151.1	4.2	146.9	142.4	—	142.4	284.3	109.5	174.8
Vehicles	1,228.4	31.2	1,197.2	1,161.7	—	1,161.7	2,128.3	953.0	1,175.3
Other	153.6	12.2	141.4	141.0	—	141.0	417.2	251.8	165.4

	$1,717.4	$47.6	$1,669.8	$1,628.9	$—	$1,628.9	$2,992.0	$1,314.3	$1,677.7

Note 8 —	Goodwill

      Effective September 1, 2002, the Predecessor Company adopted SFAS 142 and, as a result, the Predecessor Company ceased to amortize goodwill. SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the carrying amount of a reporting unit exceeds its estimated fair value and the carrying amount of the goodwill exceeds its estimated fair value. To determine estimated fair value of the reporting units, the Predecessor Company utilized independent valuations of the underlying businesses.

      During the three months ended November 30, 2002, the Predecessor Company completed the transitional impairment assessment as required by SFAS 142 and determined that a significant portion of its goodwill was impaired as at September 1, 2002. As a result, the Predecessor Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

      In connection with adopting SFAS 142, the Predecessor Company reassessed the useful lives and classifications of its identifiable assets other than goodwill and determined that the useful lives and classifications continued to be appropriate.

      The changes in the carrying amount of goodwill by segment for the periods from September 1, 2002 through May 31, 2003 and from June 1, 2003 through August 31, 2003, are as follows:

		Public		Healthcare	Emergency
	Education	Transit		Transportation	Management
	Services	Services	Greyhound	Services	Services	Total

	($ millions)
Balance as of August 31, 2002	$557.7	$99.0	$482.9	$1,328.7	$508.5	$2,976.8
Impairment loss	(54.5)	(99.0)	(482.9)	(1,146.0)	(423.0)	(2,205.4)
Other	9.3	—	—	—	1.2	10.5
Fresh start adjustment	(329.4)	—	—	(182.7)	(86.7)	(598.8)

Balance as of June 1, 2003 and August 31, 2003	$183.1	$—	$—	$—	$—	$183.1

      Actual results of operations for the periods from September 1, 2002 through May 31, 2003 and from June 1, 2003 through August 31, 2003 and pro forma results of operations for the years ended August 31,

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

2002 and August 31, 2001, had the goodwill not been amortized in these periods in accordance with the provisions of SFAS 142, are as follows:

		Predecessor Company
	For the
	period from	For the
	June 1, 2003	period from	For the	For the
	Through	September 1, 2002	Year Ended	Year Ended
	August 31,	Through May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Reported income (loss) from continuing operations before cumulative effect of change in accounting principle	$(9.9)	$992.6	$14.9	$(246.5)
Add: goodwill amortization	—	—	87.1	85.5

Adjusted income (loss) from continuing operations before cumulative effect of change in accounting principle	(9.9)	992.6	102.0	(161.0)
Cumulative effect of change in accounting principle	—	(2,205.4)	—	—

Adjusted income (loss) from continuing operations	(9.9)	(1,212.8)	102.0	(161.0)
Income from discontinued operations	—	—	—	1,672.4

Adjusted net income (loss)	$(9.9)	$(1,212.8)	$102.0	$1,511.4

      Actual basic and diluted income (loss) per share for the periods from September 1, 2002 through May 31, 2003 and from June 1, 2003 through August 31, 2003 and pro forma basic and diluted earnings per share for the years ended August 31, 2002 and August 31, 2001, had the goodwill not been amortized in these periods in accordance with the provision of SFAS 142, are as follows:

		Predecessor Company
	For the
	period from	For the
	June 1, 2003	period from	For the	For the
	Through	September 1, 2002	Year Ended	Year Ended
	August 31,	Through May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ per share)
Reported income (loss) from continuing operations before cumulative effect of change in accounting principle	$(0.10)	$3.05	$0.05	$(0.76)
Goodwill amortization	—	—	0.26	0.27

Adjusted income (loss) from continuing operations before cumulative effect of change in accounting principle	(0.10)	3.05	0.31	(0.49)
Cumulative effect of change in accounting principle	—	(6.77)	—	—

Adjusted income (loss) from continuing operations	(0.10)	(3.72)	0.31	(0.49)
Income from discontinued operations	—	—	—	5.13

Adjusted net income (loss)	$(0.10)	$(3.72)	$0.31	$4.64

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 9 —	Accrued liabilities

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
Accrued wages and benefits	$121.0	$122.1	$112.0
Current portion of claims liabilities and professional liability reserves (Note 12)	185.9	188.2	188.2
Accrued vacation pay	44.3	47.6	43.9
Other	154.8	165.3	160.0

	$506.0	$523.2	$504.1

Note 10 —	Long-term debt

	Weighted Average Interest Rate

		Fresh	Predecessor			Fresh	Predecessor
		Start	Company			Start	Company

	August 31,	June 1,	August 31,	August 31,		June 1,	August 31,
	2003	2003	2002	2003		2003	2002

	($ millions)
$625 million Term B Facility	7.0%	7.0%	—	$618.8		$625.0	$—
10.75% Senior Notes	11.0%	11.0%	—	400.7		400.6	—
Greyhound 11.5% Senior Notes	20.8%	20.8%	10.9%	115.7		113.4	158.0
Greyhound Facility	5.0%	5.0%	—	30.1		48.1	—
Notes and other	9.8%	10.7%	8.7%	49.2		52.0	66.7

Total debt				$1,214.5		$1,239.1	$224.7
Less current portion				69.4	*	89.0	20.3

Long-term debt				$1,145.1		$1,150.1	$204.4

*	Includes $25.0 million related to the Term B Facility and $30.1 million related to the Greyhound Facility

      Long-term debt of $1,214.5 million at August 31, 2003 includes $677.8 million of secured debt and $536.7 million of unsecured debt.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Repayment schedule

      The aggregate amount of minimum payments required on long-term debt in each of the years indicated is as follows: ($ millions)

Year ending August 31,
2004	$69.9
2005	36.9
2006	36.1
2007	181.2
2008	144.7
thereafter	786.3

$1,255.1
Unamortized discount	(40.6)

Total debt	$1,214.5

Exit Financing

      Upon emergence from chapter 11, in June 2003, the Company established a new $825.0 million senior secured credit facility (the “Exit Facility”). This facility consists of a $625.0 million Term B facility (the “Term B Facility”) due June 2009, ($100.0 million of the proceeds from the Term B Facility is cash collateral for a $100.0 million letters of credit facility) and a $200.0 million senior secured revolving credit facility (the “Revolver”) due June 2008. The Term B Facility provides for a mandatory $6.25 million quarterly principal repayments beginning June 2003 through March 2008 followed by four $125.0 million quarterly repayments. Interest paid on the Term B facility is charged at Base Rate +4% or LIBOR +5%. The Term B Facility and the Revolver are guaranteed, for the U.S. dollar borrowings, by the Company and all of the U.S. subsidiaries, except Greyhound and its subsidiaries, Hotard Coaches, Inc. and Interstate Leasing, Inc. (the “Excluded Subsidiaries”) and any of the Company’s subsidiaries that are in the business of insurance and for the Canadian dollar borrowings, by the guarantors of the U.S. dollar borrowings and the Canadian subsidiaries. The Term B Facility and the Revolver are secured, on a senior secured basis, by the assets of the Company and all of its subsidiaries except the Excluded Subsidiaries.

      The Revolver, with a $35.0 million letter of credit sub-facility and a $35.0 million sub-limit for Canadian dollar borrowings and Canadian dollar letters of credit for use by the Canadian subsidiaries of the Company, was established to fund the Company’s working capital and letter of credit needs. Interest is charged at Base Rate +3.5% or LIBOR Rate +4.5% for the initial six month period beginning June 2003 through to December 2003. Thereafter, a percentage per annum determined by reference to a leverage ratio, as defined in the credit facility agreement, will be applied. The range of rates is as follows: Base Rate +3.25% to 3.75%; LIBOR Rate +4.25% to 4.75%; Bankers Acceptance Rate +4.25% to 4.75%. As at August 31, 2003, $38.0 million was drawn on the Revolver for the issuance of letters of credit and $92.3 million was reserved for guarantee obligations on Greyhound vehicle leases, leaving availability of $69.7 million.

      Under the terms of the Exit Facility the Company is required to meet certain financial covenants including a fixed charge coverage ratio, leverage ratio, interest coverage ratio, net tangible asset ratio and maximum senior secured leverage ratio as well as certain non-financial covenants. As of August 31, 2003, the Company was in compliance with all such covenants.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      Also as a result of emergence from chapter 11, in June 2003 the Company issued $406.0 million of Senior Notes due 2011 at a discount for net proceeds of $400.6 million. The notes bear interest at a rate of 10.75% payable semi-annually beginning on December 15, 2003 and are unsecured. The Company may redeem some or all of the notes at any time after June 15, 2007. The notes are guaranteed by the Company’s subsidiaries other than the Excluded Subsidiaries, the Canadian subsidiaries and any of the Company’s subsidiaries that are in the business of insurance.

Greyhound 11 1/2% Senior Notes

      The Greyhound 11 1/2% Senior Notes due 2007 (the “11 1/2% Senior Notes”) bear interest at the rate of 11 1/2% per annum, payable each April 15 and October 15. The 11 1/2% Senior Notes are redeemable at the option of Greyhound in whole or in part, at any time on or after April 15 of the year indicated, at redemption prices of 103.834% in calendar 2003, 101.917% in calendar 2004 and 100% in calendar 2005 and thereafter, plus any accrued but unpaid interest. The 11 1/2% Senior Note indenture contains certain covenants that, among other things, limit the ability of Greyhound to incur additional indebtedness, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, create certain liens, sell assets or enter into certain mergers or consolidations. As of August 31, 2003, Greyhound was in compliance with all such covenants. On June 1, 2003, the 11 1/2% Senior Notes were recorded at the notes’ estimated fair value of $113.4 million, resulting in a 20.8% effective interest rate.

The Greyhound Facility

      In October 2000, Greyhound entered into a revolving credit facility to fund working capital needs and for general corporate purposes. On May 14, 2003, Greyhound entered into an amended and restated revolving credit facility superceding the previous facility (the “Greyhound Facility”). Letters of credit or borrowings are available under the Greyhound Facility based upon the total of 80% of the appraised wholesale value of bus collateral, plus 65% of the quick sale value of certain real property collateral, minus $20 million, (which at August 31, 2003, aggregated to $113.8 million) subject to a maximum of $125.0 million, inclusive of a $70.0 million letter of credit sub-facility. Borrowings under the Greyhound Facility are available at a rate equal to Wells Fargo Bank’s prime rate plus 1.5% per annum or LIBOR plus 3.5% per annum as selected by Greyhound. Letter of Credit fees are 3.5% per annum. Borrowings under the Greyhound Facility mature on October 24, 2004. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries. The Greyhound Facility is subject to certain affirmative and negative operating and financial covenants, including maximum total debt to cash flow ratio; minimum cash flow to interest expense ratio; minimum cash flow; limitation on non-bus capital expenditures; limitations on additional liens, indebtedness, guarantees, asset disposals, advances, investment and loans; and restrictions on the redemption or retirement of certain subordinated indebtedness of equity interest, payment of dividends and transactions with affiliates, including the Company. As of August 31, 2003, Greyhound was in compliance with all such covenants.

      Based upon Greyhound’s current financial forecast management is unable to predict with reasonable assurance whether Greyhound will remain in compliance with the terms of the Greyhound Facility for the remainder of calendar 2003 and 2004. Management is closely monitoring this situation and intends on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants. In addition, Greyhound will be seeking an extension of this facility prior to its current maturity. Although Greyhound has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that they will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound or the Company. If unsuccessful, this may impact Greyhound’s ability to continue as a going concern. If the “going concern”

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

basis on which Greyhound Lines, Inc.’s consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and balance sheet classifications used by Greyhound Lines, Inc. Accordingly, if such changes were made to Greyhound Lines, Inc.’s consolidated financial statements, significant adjustments would be required to our consolidated financial statements and we may be required to honor certain Greyhound Lines, Inc. lease commitments and pension obligations. We believe that this would have no material impact on our financial condition.

      As of August 31, 2003, the Company had $30.1 million cash borrowings under the Greyhound Facility, and issued letters of credit of $46.7 million and had availability of $37.0 million.

      Although at the balance sheet dates the maturity of the Greyhound Facility extended beyond one year, because the agreement provides that a material adverse change at Greyhound could be considered an event of default, generally accepted accounting principles requires that the borrowings under this Greyhound facility be classified as short-term obligations.

Debtor-in-possession facility

      To ensure sufficient liquidity to meet ongoing operating needs, the Predecessor Company obtained debtor-in-possession financing from General Electric Capital (the “DIP Facility”) while in Chapter 11 proceedings. The maximum aggregate borrowing available under the DIP Facility was $200.0 million and it was guaranteed by certain of the Predecessor Company’s direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures). The term of the DIP Facility expired in June 2003 upon prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders’ commitments thereunder. On June 23, 2003, $41.6 million of letters of credit issued under the DIP Facility were replaced with letters of credit issued under the Exit Facility.

Note 11 —	Pension plans

      Subsidiaries of the Company sponsor 13 (August 31, 2002 — 13) defined benefit pension plans. Four plans relate to Greyhound Canada Transportation Corp. and cover employees represented by The Canadian Auto Workers Union and the Amalgamated Transit Union (“ATU”) and all non-unionized employees meeting certain eligibility requirements. A fifth plan is a multi-employer pension plan, instituted in 1992, to cover certain union mechanics of Greyhound represented by the International Association of Machinists and Aerospace Workers. The remaining eight plans are single employer pension plans maintained in the United States by Greyhound (the “Greyhound U.S. Plans”). The largest of the Greyhound U.S. Plans (the “ATU Plan”) covers approximately 14,000 current and former Greyhound employees, fewer than 1,000 of whom are active employees. The ATU Plan was closed to new participants on October 31, 1983, and service and wage accruals were frozen for active employees effective March 15, 2002. Other Greyhound U.S. Plans include two plans that cover salaried employees of Greyhound through May 7, 1990, and substantially all employees at Vermont Transit Company through June 30, 2000, when the plans were curtailed. The remaining five Greyhound U.S. Plans are active plans that cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company’s policy to fund the minimum required contribution under existing laws.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

		Predecessor Company

	August 31,	May 31,	August 31,
	2003	2003	2002

	($ millions)
Change in Benefit Obligation:
Benefit obligation at beginning of period	$954.8	$805.4	$828.6
Service cost	1.4	4.8	6.6
Interest cost	14.2	41.5	59.1
Plan participants’ contributions	—	0.2	0.2
Plan amendments	(1.5)	—	(8.0)
Actuarial loss (gain)	(11.2)	172.8	3.4
Benefits paid	(1.7)	(85.6)	(83.6)
Foreign exchange	1.7	15.7	(0.9)

Benefit obligation at end of period	$957.7	$954.8 *	$805.4

Change in Plan Assets:
Fair value of plan assets at beginning of period
Actual return on plan assets	$679.7	$749.4	$838.8
Employer contributions	2.5	(7.0)	(10.7)
Plan participants’ contributions	51.2	6.0	4.3
Benefits paid	0.6	1.7	1.7
Foreign exchange	(1.7)	(85.6)	(83.6)
	1.7	15.2	(1.1)

Fair value of plan assets at end of period	$734.0	$679.7 *	$749.4

Funded status	$(223.7)	$(275.1)	$(56.0)
Unrecognized transition asset	—	—	(10.1)
Unrecognized prior service costs	—	—	(8.2)
Unrecognized net loss (gain)	(2.0)	—	112.2
Funding after measurement date	—	50.0	—

Prepaid benefit cost (accrued benefit liability)	$(225.7)	$(225.1)*	$37.9

*	As adjusted to include fresh start accounting adjustments

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
Allocated on the balance sheet as follows:
Pension asset	$—	$—	$10.8
Pension liability	(225.7)	(225.1)	(64.8)
Accumulated other comprehensive loss	—	—	91.9

	$(225.7)	$(225.1)	$37.9

      The Company is required to record an additional minimum pension liability when the pension plans’ accumulated benefit obligation exceed the plans’ assets by more than the amounts previously accrued for as pension costs. These charges are recorded as a reduction to shareholders’ equity, as a component of

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

accumulated other comprehensive loss. As more fully described in Note 2, upon the adoption of fresh start accounting all components of accumulated other comprehensive loss were eliminated as of June 1, 2003 and the pension liability was recorded at its fair value, which was the same as the funded status of the plans. Accordingly, the Company reversed as a fresh start adjustment the accumulated other comprehensive loss of $268.3 million relating to the pension liability that had been recorded at May 31, 2003 by the Predecessor Company.

      The Greyhound U.S. Plans, except for one small plan, have an annual measurement date of May 31, while the Greyhound Canada Transportation Corp. plans have an annual measurement date of June 30.

      Nine of the Company’s pension plans (June 1, 2003 — nine, Predecessor Company — August 31, 2002 — nine) have accumulated benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets are $805.5 million, $802.9 million and $583.9 million, respectively, as of August 31, 2003 (June 1, 2003 — $805.1 million, $802.6 million and $533.7 million, respectively, Predecessor Company — August 31, 2002 — $687.3 million, $685.3 million and $618.7 million, respectively). Twelve of the Company’s pension plans (June 1, 2003 — twelve, Predecessor Company — August 31, 2002 — nine) have projected benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets are $949.8 million, $932.0 million and $723.7 million, respectively, as of August 31, 2003 (June 1, 2003 — $947.0 million, $929.5 million and $669.6 million, respectively, Predecessor Company — August 31, 2002 — $687.3 million, $685.3 million and $618.7 million, respectively).

      Assets of the various plans consist primarily of government-backed securities, corporate equity securities, guaranteed insurance contracts, annuities and corporate debt obligations.

      In determining the benefit obligations and service costs for the Company’s defined benefit pension plans, the following assumptions were used:

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Weighted-average assumptions for end of period disclosure:
Discount rate	5.9%	5.9%	7.2%	7.4%
Rate of salary progression	3.5%	3.5%	3.9%	3.9%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.3%	7.9%

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

		Predecessor Company

	For the period	For the period
	June 1,	September 1,
	2003	2002	For the Year	For the Year
	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Components of net periodic pension (income) costs:
Service cost	$1.4	$4.8	$6.6	$8.3
Interest cost	14.2	41.5	59.1	59.6
Expected return on assets	(12.7)	(37.5)	(58.7)	(61.9)
Amortization	(1.0)	0.7	(0.6)	(1.5)

Net periodic pension (income) cost	$1.9	$9.5	$6.4	$4.5

PBGC Agreement and Pension Plan Funding Requirements

      The Company, collectively with all of its wholly-owned U.S. subsidiaries, including Greyhound (the “Laidlaw Group”), are party to an agreement with the Pension Benefit Guaranty Corporation (“PBGC”) regarding the funding levels of the Greyhound U.S. Plans (the “PBGC Agreement”). Under the PBGC Agreement, during June 2003 the Laidlaw Group contributed $50 million in cash to the Greyhound U.S. Plans. Additionally, the Company issued 3.8 million shares of common stock to a trust formed for the benefit of the Greyhound U.S. Plans (the “Pension Plan Trust”). The voting privilege of these shares is at the discretion of the Company’s board of directors. The fair value of the common stock was estimated to be $50 million based upon third party valuations provided to the Company in connection with the bankruptcy proceedings. The trustee of the Pension Plan Trust will sell the stock at the Company’s direction, but in no event later than December 31, 2004. All proceeds from the stock sales will be contributed directly to the Greyhound U.S. Plans. If the proceeds from the stock sales exceed $50 million, the excess amount may be credited against any future required minimum funding obligations. If the proceeds from the stock sales are less than $50 million, the Laidlaw Group will be required to contribute the amount of the shortfall in cash to the pension plans by December 31, 2004. Further, the Laidlaw Group will contribute an additional $50 million in cash to the pension plans in June 2004. These contributions and transfers will be in addition to the minimum funding obligations to the pension plans, if any, required under current regulations. The PBGC has a second priority lien on the assets of the Company’s operating subsidiaries (other than Greyhound) in the amount of the remaining commitment under the PBGC Agreement. At August 31, 2003, all 3.8 million shares of common stock of the Company remained in the Pension Plan Trust. Based upon the closing price of the common stock on the over-the-counter market in the United States as posted on the OTC Bulletin Board, the shares had an aggregate quoted market value of $45.2 million at November 17, 2003. The 3.8 million common shares held in the Pension Plan Trust have been accounted for as treasury shares at August 31, 2003.

      The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2003. Based upon current regulations and plan asset values at August 31, 2003, and assuming annual investment returns exceed 3% and that the contributions required under the PBGC Agreement are made along the timeframe outlined above, the Company does not anticipate any significant additional minimum funding requirements for the ATU Plan over the next several years. However, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, new regulations will not prescribe changes in actuarial mortality tables and discount rates, or that there will be market driven changes in the discount

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

rates, which would result in the Laidlaw Group being required to make significant additional minimum funding contributions in the future.

Note 12 —	Other long-term liabilities

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
Claims liabilities	$360.0	$362.4	$258.9
Professional liability reserves	70.3	62.3	48.9
Other	66.5	67.3	69.5

	$496.8	$492.0	$377.3

Claims liabilities

      The Company’s $532.7 million (current liabilities of $172.7 million and non-current liabilities of $360.0 million) of claims liabilities at August 31, 2003 (June 1, 2003, — $535.7 million, Predecessor Company — August 31, 2002 — $444.1 million) represent reserves for auto, general and workers’ compensation claims up to the deductible amount under the Company’s insurance programs. The total claims liabilities represent non-discounted reserves of $547.1 million (June 1, 2003 — $548.4 million, Predecessor Company — August 31, 2002 — $508.2 million). At August 31, 2003, the total claims liabilities reflect the estimated fair value of liabilities for claims incurred prior to June 1, 2003 (based on the methodology as described in Note 3) and the estimated liability for claims incurred subsequent to June 1, 2003 discounted at 5.5%, except for auto and general liability claims which have not been discounted. The June 1, 2003 claims liability reflects the estimated fair value of liabilities for claims incurred prior to June 1, 2003. On June 1, 2003, a fresh start adjustment of $51.1 million was recorded to increase the liabilities to their estimated fair value based on the methodology as described in Note 3. The August 31, 2002 claims liabilities were discounted at 5.5%. Generally, the Company retains liability for auto, general and workers’ compensation claims for the first $5 million of any one occurrence. As a result, the Company’s exposure is generally for the first $5 million of any one occurrence with third-party insurance to minimize exposure on losses in excess of $5 million. These insurance arrangements are utilized to limit maximum loss and provide greater diversification of risk. The current portion of these liabilities represents the payments expected to be made during the next 12 months.

Professional liability reserves

      The Company’s $83.5 million (current liabilities of $13.2 million and non-current liabilities of $70.3 million) of professional liability reserves at August 31, 2003 (June 1, 2003 — $77.2 million, Predecessor Company — August 31, 2002 — $51.9 million) represent reserves for professional liability claims, less expected recoveries related to the Predecessor Company’s insurance programs. The total professional liability reserve represents non-discounted reserves of $84.3 million (June 1, 2003 — $77.2 million, Predecessor Company — August 31, 2002 — $59.1 million). At August 31, 2003, the total professional liability reserves reflect the estimated fair value of liabilities for claims incurred prior to June 1, 2003 (based on the methodology as described in Note 3) and the estimated liability for claims incurred subsequent to June 1, 2003 discounted at 5.5%. The June 1, 2003 reserves reflect the estimated fair value of liabilities for claims incurred prior to June 1, 2003. On June 1, 2003, a fresh start adjustment of $9.9 million

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

was recorded to increase the reserves to their estimated fair value based on the methodology as described in Note 3. The August 31, 2002 reserves were discounted at 5.5%.

      Professional liability insurance for up to a limit of $1 million per occurrence is provided to the majority of physicians who are employed or contracted by companies under service agreements with the Company. Although the majority of the professional liability insurance available for physicians is provided in this manner, the contracted physicians may obtain their own professional liability insurance directly or through the contracting hospital with the Company’s consent.

      Prior to January 1, 2002, the Predecessor Company procured insurance coverage for professional liability claims on a claims-made basis. A previous insurance program with PHICO Insurance Company (the “PHICO Policies” and “PHICO”), which expired on January 1, 2001, provided an aggregate self-insurance retention for the first $27.0 million of claims incurred and reported during the period October 1, 1997 to January 1, 2001 (which has been fully paid). In December 2000, the Predecessor Company purchased an extended reported policy (“ERP”) from PHICO for the PHICO Policies covering claims reported after January 1, 2001, but incurred during the coverage period of the PHICO policies. The ERP has an aggregate limit of $40.0 million. For calendar 2001, the Company purchased insurance which provides up to $10.0 million of coverage on a first year claims-made basis.

      Effective January 1, 2002, the Predecessor Company had and the Company now continues to have self-insured professional liability claims for claims incurred during calendar 2001 and reported on or after January 1, 2002 and for claims occurring on or after January 1, 2002.

      On February 1, 2002, the Insurance Commissioner of the Commonwealth of Pennsylvania placed PHICO into liquidation. Those claims arising under the PHICO Policies will be eligible for coverage under individual state guaranty funds, subject to various limitations and exclusions based upon net worth of the insured and the presence of other applicable insurance. The amount of coverage available under each state guaranty fund will vary according to the limits and specific provisions of those funds and some state guaranty funds may deny coverage for any claims under the ERP brought after March 2, 2002. Included in the professional liability reserve is the estimated cost of claims incurred under the PHICO Policies and the ERP that may likely exceed or be excluded from specific state fund guaranty limits or exceed the ERP’s $40.0 million aggregate limit and would be borne by the Company.

Note 13 —	Shareholders’ equity

(1)	Capital Stock

(a)	Authorized

      500 million Common Shares, par value $0.01 per share, and 50 million Series A Junior Participating Preferred Shares, par value $0.01 per share.

(b)	Shareholder Rights Plan

      In connection with the Plan of Reorganization, the Company’s board of directors adopted a shareholder rights plan pursuant to which each outstanding share of the Company’s common shares is accompanied by one preferred share purchase right. The rights expire in 2013 unless they are earlier redeemed, exchanged or amended by the Company’s board of directors.

      The rights are not exercisable or transferable apart from the common shares until ten days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company’s common shares or ten business days (or a later date as determined by the Company’s board of directors) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

acquiring beneficial ownership of 15% or more of the Company’s common shares. Once exercisable, each right would separate from the common shares and be separately tradeable.

      If a person or group acquires beneficial ownership of 15% or more, with certain exceptions, of the common shares, or if the Company is acquired in a merger or other business combination, each right then exercisable would entitle its holder to purchase, at the exercise price of $75.00 per right, common shares, or the surviving company’s shares if the Company is not the surviving company, with a market value equal to twice the right’s exercise price.

      The Company may redeem all (but not less than all) of the rights for a redemption price of $0.01 per right until the rights become exercisable. The Company may also exchange each right for one common share or an equivalent security until an acquiring person or group owns 50% or more of the outstanding common shares.

(c)	Dividends

      Under the terms of the Exit Facility, the Company will not be permitted to declare or pay any cash dividends during the term of the Exit Facility.

(d)	Equity and Performance Incentive Plan

      The Company’s 2003 Equity and Performance Incentive Plan (the “2003 Plan”) was approved by the Bankruptcy Court on February 27, 2003. The 2003 Plan provides for the grant of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, and performance units to officers and employees of the Company. The 2003 Plan also provides for the grant of option rights and restricted stock to non-employee directors. There are 5,000,000 Common Shares available under the 2003 Plan. No participant may be granted more than 500,000 option rights, appreciation rights, deferred shares or restricted shares, or more than $1.0 million worth of performance shares or performance units in any calendar year.

      The 2003 Plan is administered by the Board of Directors. The Board of Directors has the authority to select plan participants, grant awards, and determine the terms and conditions of such awards. Generally, with respect to awards granted under the 2003 Plan, (i) option rights, and corresponding appreciation rights, vest ratably over not less than a three-year period, (ii) restricted stock grants are subject to a risk of forfeiture for a period of not less than three years, (iii) deferred shares are subject to a deferral period of not less than one year, and (iv) performance shares and performance units are paid to a plan participant upon the achievement of management objectives specified in the grant measured over a period specified in the grant of not less than one year. If stated in the award, the exercise of option rights, appreciation rights, and restricted stock may also be subject to the achievement of management objectives, as defined in the 2003 Plan. At August 31, 2003, no stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, or performance units were issued.

(e)	Common and preference shares of the Predecessor Company

      Prior to the Predecessor Company’s emergence from bankruptcy, there were approximately 325.9 million common shares and 0.5 million preference shares outstanding. Under the approved Plan, the common and preference shares of the Predecessor Company were cancelled.

(f)	Stock option and stock purchase plans of the Predecessor Company

      The Predecessor Company had various employee and directors’ stock option plans and employee stock purchase plans that were terminated as a result of the Chapter 11 and CCAA proceedings and the confirmation of the Plan.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

(2)	Accumulated other comprehensive loss

      Accumulated other comprehensive loss is comprised of the following:

	Unrealized Gain (Loss) on Securities				Foreign Currency Items

		Predecessor Company				Predecessor Company

	For the	For the			For the	For the
	period	period			period	period
	June 1,	Sept. 1,	For the	For the	June 1,	Sept. 1,	For the	For the
	2003	2002	Year	Year	2003	2002	Year	Year
	Through	Through	Ended	Ended	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,	August 31,	May 31,	August 31,	August 31,
	2003	2003	2002	2001	2003	2003	2002	2001

	($ millions)
Beginning balance	$—	$4.6	$0.9	$(5.3)	$—	$(171.4)	$(169.3)	$(165.0)
Current period change	(10.0)	9.2	3.7	6.2	(2.6)	46.2	(2.1)	(4.3)
Fresh start adjustment	—	(13.8)	—	—	—	125.2	—	—

Ending balance	$(10.0)	$—	$4.6	$0.9	$(2.6)	$—	$(171.4)	$(169.3)

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Deferred
					Income
	Pension Adjustment				Taxes

		Predecessor Company

	For the	For the			For the
	period	period			period
	June 1,	Sept. 1,	For the	For the	June 1,
	2003	2002	Year	Year	2003
	Through	Through	Ended	Ended	Through
	August 31,	May 31,	August 31,	August 31,	August 31,
	2003	2003	2002	2001	2003

	($ millions)
Beginning balance	$—	$(91.9)	$—	$—	$—
Current period change	—	(176.4)	(91.9)	—	3.5
Fresh start adjustment	—	268.3	—	—	—

Ending balance	$—	$—	$(91.9)	$—	$3.5

	Total Accumulated Other Comprehensive Loss

		Predecessor Company

	For the	For the
	period	period
	June 1,	Sept. 1,	For the	For the
	2003	2002	Year	Year
	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Beginning balance	$—	$(258.7)	$(168.4)	$(170.3)
Current period change	(9.1)	(121.0)	(90.3)	1.9
Fresh start adjustment	—	379.7	—	—

Ending balance	$(9.1)	$—	$(258.7)	$(168.4)

Note 14 —	Fair value of financial instruments

      SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments. The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments.

      For cash and cash equivalents, accounts receivable, other receivables, income tax recoverables, accounts payable and accrued liabilities, the carrying amounts reported in the consolidated balance sheets approximate fair value. The carrying value of other long-term liabilities (excluding claims liabilities and professional liability reserves) approximates fair value as these liabilities are recorded using discounted cash flow analysis. The fair values of the short-term deposits and marketable securities and long-term investments are based upon quoted market prices at August 31, 2003, June 1, 2003 and August 31, 2002, where available. For the portion of short-term deposits and marketable securities and long-term investments where no quoted market price is available, the carrying amounts approximate fair value. For long-term debt, the fair values are estimated using discounted cash flow analysis, based upon the Company’s incremental borrowing rates for similar types of borrowing arrangements, or using quoted market values.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The carrying amounts and fair values of the Company’s financial instruments are as follows:

					Predecessor
			Fresh Start		Company
	August 31, 2003		June 1, 2003		August 31, 2002

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	($ millions)
Short-term deposits and marketable securities	$42.0	$42.0	$32.3	$32.3	$16.1	$16.1
Long-term investments	553.5	553.5	580.4	580.4	417.9	417.9
Long-term debt	1,214.5	1,223.2	1,239.1	1,239.1	224.7	211.1
Other long-term liabilities*	66.5	66.5	67.3	67.3	69.5	69.5
Liabilities subject to compromise	—	—	—	—	3,977.1	**

*	Excludes claims liabilities and professional liability reserves.

**	The fair value of liabilities subject to compromise at August 31, 2002 was not practicable to estimate as the fair value only became known subsequently on the emergence from the voluntary petition for reorganization.

Note 15 —	Discontinued operations

Healthcare Businesses

      During fiscal 2001, the Predecessor Company concluded that the previously announced disposal of the Healthcare Businesses was no longer in the best interests of its stakeholders. The Healthcare Businesses were therefore reinstated as continuing operations in fiscal 2001.

      As a result of recontinuing the Healthcare Businesses in fiscal 2001, the Predecessor Company reversed the remaining provision for loss on sale of discontinued operations. This reversal totaled $1,927.6 million ($5.91 per share) in fiscal 2001.

Safety-Kleen Corp.

      The Predecessor Company owned 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

      During fiscal 2001, the Predecessor Company determined that its investment in Safety-Kleen was of no value. As a result a charge of $255.2 million was recorded in discontinued operations to reflect the impairment charge and other losses on the Safety-Kleen investment.

Note 16 —	Other financing related expenses

      Other financing related expenses principally represent professional fees and other costs incurred by the Predecessor Company. The professional fees and other costs include financing, accounting, legal and consulting services incurred during the reorganization process.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 17 —	Income Taxes

      Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle and the provision for (recovery of) income taxes by geographic area are as follows:

		Predecessor Company

	For the period	For the period	For the Year	For the Year
	June 1, 2003	Sept. 1, 2002	Ended	Ended
	Through	Through	August 31,	August 31,
	August 31, 2003	May 31, 2003	2002	2001

	($ millions)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle
United States	$(33.4)	$2,608.2	$(77.9)	$(352.9)
Canada	2.2	1,414.3	41.0	(212.2)
Other	11.3	(3,025.4)	42.0	272.8

	$(19.9)	$997.1	$5.1	$(292.3)

		Predecessor Company

	For the period	For the period	For the Year	For the Year
	June 1, 2003	Sept. 1, 2002	Ended	Ended
	Through	Through	August 31,	August 31,
	August 31, 2003	May 31, 2003	2002	2001

	($ millions)
Provision for (recovery of) current income taxes
United States	$—	$3.1	$(11.3)	$6.7
Canada	—	1.2	1.0	2.5
Other	—	0.2	0.5	(55.0)

Total	$—	$4.5	$(9.8)	$(45.8)

Provision for (recovery of) deferred income taxes
United States	$(11.0)	$—	$—	$—
Canada	1.0	—	—	—
Other	—	—	—	—

	$(10.0)	$—	$—	$—

Total provision for (recovery of) income taxes
United States	$(11.0)	$3.1	$(11.3)	$6.7
Canada	1.0	1.2	1.0	2.5
Other	—	0.2	0.5	(55.0)

	$(10.0)	$4.5	$(9.8)	$(45.8)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The Company’s and Predecessor Company’s effective income tax rates on income from continuing operations before income taxes and cumulative effect of change in accounting principle differs from the statutory rates as follows:

		Predecessor Company

	For the period	For the period	For the Year	For the Year
	June 1, 2003	Sept. 1, 2002	Ended	Ended
	Through	Through	August 31,	August 31,
	August 31, 2003	May 31, 2003	2002	2001

	($ millions)
Income tax (benefit) at the statutory effective rate	$(7.0)	$359.0	$2.0	$(125.1)
Decrease (increase) in income taxes resulting from:
Tax rate differentials in other jurisdictions	(3.9)	(5.3)	(3.0)	18.1
Non-deductible goodwill and other amortization	—	—	34.1	30.6
Fresh start accounting adjustments	—	(314.4)	—	—
Foreign loss carryback realized	—	—	(13.2)	(60.1)
Change in valuation allowance	—	(50.6)	(34.3)	91.2
Non-deductible restructuring expenses	—	5.4	3.9	—
Other	0.9	10.4	0.7	(0.5)

Income tax expense (recovery)	$(10.0)	$4.5	$(9.8)	$(45.8)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The deferred income tax assets and liabilities contain the following temporary differences:

		Fresh	Predecessor
		Start	Company

	August 31,	June 1,	August 31,
	2003	2003	2002

	($ millions)
Deferred income tax assets:
Net operating loss and credit carryforwards	$213.3	$157.5	$393.1
Trade receivables	37.2	30.1	51.5
Tax over book depreciation/ amortization	48.5	48.2	41.3
Interest deduction carryforwards	250.7	261.9	268.0
Claims liabilities	86.6	83.5	48.6
Pension liability	85.8	104.6	25.7
Other accrued liabilities	45.0	43.0	244.3

Deferred income tax assets	$767.1	$728.8	$1,072.5

Deferred income tax liabilities:
Book over tax depreciation/ amortization	$144.6	$120.7	$222.7
Other	19.5	18.1	3.6

Deferred income tax liabilities	$164.1	$138.8	$226.3

Net deferred income tax assets before valuation allowance	$603.0	$590.0	$846.2
Valuation allowance	(313.6)	(313.6)	(846.2)

Total	$289.4	$276.4	$—

Allocated on the balance sheet as follows:
Current	$86.2	$80.9	$—
Non-current	203.2	195.5	—

	$289.4	276.4	$—

      The Company has significant net deferred tax assets resulting from net operating loss (“NOL”) and interest deduction carry forwards and other deductible temporary differences that will reduce taxable income in future periods. SFAS No. 109 “Accounting for Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all or a portion of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, a company’s recent financial performance, the market environment in which a company operates, tax planning strategies and the length of NOL and interest deduction carryforward periods. Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Due to the highly leveraged capital structure (and related interest expense), and uncertainty surrounding the level of debt the Company would carry post-emergence, management of the Predecessor Company concluded that it was appropriate to record a full valuation allowance against its net deferred income tax assets. Pursuant to the plan of reorganization, the level of debt carried by the Company upon emergence from bankruptcy was reduced by approximately $2.6 billion. As a result, management concluded that it was more likely than not that $313.6 million of deferred tax assets would not be realized and, as part of its fresh start adjustment at June 1, 2003, recorded a valuation allowance for that amount. Certain future events may result in the

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

reduction of the valuation allowance. Up to $313.6 million of such reduction would reduce goodwill and other intangibles in existence at fresh start and thereafter, would be reported as an addition to share premium.

Availability and Amount of NOLs and Other Built in Losses

      As a result of the reorganization, the Company underwent an ownership change within the meaning of Section 382 of the Internal Revenue Code (“IRC”). As a result, the Company is subject to an annual limitation of approximately $58 million on the amount of NOL and credit carryforwards and other built in losses, consisting principally of the interest deduction carryover, pension, claims, and bad debt reserves which the Company may utilize in the U.S. In addition, due to the ownership change that occurred upon the Predecessor Company’s acquisition of Greyhound, $93.0 million of the NOLs remain subject to an annual limitation of approximately $22 million.

      The Company has NOL carryforwards of $60.5 million in Canada that expire in varying amounts in the years 2004 to 2010. In the U.S., NOL carryforwards of $488.0 million expire in varying amounts in the years 2005 to 2023.

      A debtor is not required to include gain on discharge of debt in income if the debt discharge occurs in bankruptcy. However, IRC Section 108 in the U.S. and Canadian Income Tax Act Section 80 in Canada require that the debtor’s NOL, capital and credit carryovers first be reduced and then basis in assets be reduced. The Predecessor Company in Canada reduced NOL and capital loss carryovers of $614.5 million and $123.7 million respectively and in the U.S. $61.7 million and $6.9 million, respectively. As there was a remaining gain in the U.S., the basis in assets was reduced including basis in subsidiaries. Deferred income tax assets or liabilities have not been recorded for any basis difference in the subsidiaries as the amounts are either permanently invested or can be recovered tax free.

      In the U.S., the Company has approximately $700 million of interest deduction carryforwards, under IRC Section 163(j), which have no expiration date, but are subject to the annual limitation. In addition, the Company has tax credits of $8.5 million in the U.S., which expire between 2018 and 2023, subject to the annual limitation.

      The Company has not provided U.S. income or withholding taxes on approximately $1.9 million of undistributed earnings of its foreign subsidiaries as these earnings are considered indefinitely reinvested. If such earnings were not indefinitely invested, deferred U.S. income taxes of $0.7 million and no withholding taxes would have been provided.

Note 18 — Earnings (loss) per share

      The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the respective periods. Assumed exercise of the Predecessor Company’s employee and directors’ stock options for periods prior to emergence and the sale on the open market of the Company’s common shares held in trust as part of the PBGC Agreement (See Note 11) would not be dilutive in any of the respective periods.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      Information required to calculate the basic or primary earnings per share is as follows:

		Predecessor Company

	For the period	For the period	For the Year	For the Year
	June 1, 2003	Sept. 1, 2002	Ended	Ended
	Through	Through	August 31,	August 31,
	August 31, 2003	May 31, 2003	2002	2001

	($ millions except per share amounts)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$(9.9)	$992.6	$14.9	$(246.5)
Preference share dividends	—	—	—	(0.3)

Income (loss) from continuing operations available to common shareholders before cumulative effect of change in accounting principle	(9.9)	992.6	14.9	(246.8)
Cumulative effect of change in accounting principle	—	(2,205.4)	—	—
Income (loss) from discontinued operations (Note 15)	—	—	—	1,672.4

Net income (loss) available to common shareholders	$(9.9)	$(1,212.8)	$14.9	$1,425.6

Weighted average number of shares outstanding (millions)	100.0 *	325.9	325.9	325.9

Earnings (loss) per share
Continuing operations before cumulative effect of change in accounting principle	$(0.10)	$3.05	$0.05	($0.76)
Cumulative effect of change in accounting principle	—	(6.77)	—	—
Discontinued operations	—	—	—	5.13

Net income (loss)	$(0.10)	$(3.72)	$0.05	$4.37

*	net of 3.8 million common shares held in trust (Note 11).

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 19 —	Statement of cash flows

		Predecessor Company

	For the period	For the period	For the Year	For the Year
	June 1, 2003	Sept. 1, 2002	Ended	Ended
	Through	Through	August 31,	August 31,
	August 31, 2003	May 31, 2003	2002	2001

	($ millions)
Cash provided by (used in financing) other working capital items comprises:
Trade and other accounts receivable	$128.7	$(133.8)	$31.7	$22.5
Income taxes recoverable	9.4	1.9	(7.6)	(3.7)
Parts and supplies	0.8	(8.8)	(0.9)	(1.8)
Other current assets	7.5	0.1	21.2	(15.4)
Accounts payable and accrued liabilities	(1.5)	(6.5)	1.8	(44.8)

	$144.9	$(147.1)	$46.2	$(43.2)

      During the period June 1, 2003 through August 31, 2003, the Company purchased $4.4 million of vehicles that were financed by debt (Predecessor Company — period September 1, 2002 through May 31, 2003 — $21.1 million, 2002 — $31.3 million, 2001 — $24.1 million).

Note 20 —	Sale of assets

      During fiscal 2002, the Predecessor Company received $4.2 million for various notes receivable previously written off. These transactions resulted in a pre-tax gain of $4.2 million, which was included in other income.

      During fiscal 2001, the Predecessor Company sold its investment in a food services business for $18.9 million and sold another investment for $1.4 million. These transactions resulted in a pre-tax loss of $6.6 million, which was included in other income.

Note 21 —	Acquisitions

      During the period June 1, 2003 through August 31, 2003, the Company purchased one Education services business.

      During the period September 1, 2002 through May 31, 2003, the Predecessor Company purchased one Education services business and one Emergency Management services business.

      During fiscal 2002, the Predecessor Company purchased seven Education services businesses.

      During fiscal 2001, the Predecessor Company purchased one Education services business and two Greyhound businesses.

      These acquisitions have been accounted for as purchases, and accordingly, these financial statements include the results of operations of the acquired businesses from the dates of acquisition.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The expenditures are summarized as follows:

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002	For the Year	For the Year
	Through	Through	Ended	Ended
	August 31, 2003	May 31, 2003	August 31, 2002	August 31, 2001

	($ millions)
Assets acquired, at fair value
Property and equipment	$—	$1.8	$2.6	$1.8
Goodwill	—	—	—	1.5
Long-term investments and other assets	0.1	2.5	1.4	(1.7)

	0.1	4.3	4.0	1.6
Liabilities assumed
Other long-term liabilities	—	(0.1)	(0.2)	(0.4)

	0.1	4.2	3.8	1.2
Working capital	—	0.4	(0.2)	0.8

Cash expended on acquisitions	$0.1	$4.6	$3.6	$2.0

Pro forma data

      Condensed pro forma income statement data has not been presented as the acquisitions during the periods were insignificant and would have had no material impact on net income (loss) and earnings (loss) per share.

Note 22 —	Commitments and contingencies

Lease commitments

      Rental expense incurred under operating leases was $34.5 million for the period June 1, 2003 through August 31, 2003 and, $138.2 million, $148.3 million and $127.6 million, for the period September 1, 2002 through May 31, 2003, fiscal 2002 and fiscal 2001, respectively.

      The Company leases certain operating vehicles. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the operating vehicles contain certain purchase provisions or residual value guarantees and have lease terms of typically seven years. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $142.3 million of which the Company has guaranteed $104.7 million. The table of future minimum operating lease payments that follows excludes any payment related to the residual value guarantee, which may be due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased equipment or the equipment can be sold to a third party. To date, the Company, nor the Predecessor Company, have never incurred any liability as a result of the residual value guarantee.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      Rentals payable under operating leases for premises and equipment are as follows ($ millions):

Year ending August 31,
2004	$125.6
2005	102.8
2006	73.3
2007	52.5
2008	37.3
thereafter	62.4

$453.9

Letters of credit

      At August 31, 2003, the Company had $262.1 million (June 1, 2003 — $269.8 million, Predecessor Company — August 31, 2002 — $124.1 million) in outstanding letters of credit.

Environmental matters

      The Company’s operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

Income tax matters

      The respective tax authorities, in the normal course, audit previous tax filings. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.

Legal proceedings

      The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company’s assessment of known claims and the Predecessor Company’s claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company’s consolidated financial position or results of operations.

Healthcare Businesses Issues

      A substantial majority of the Company’s Healthcare Businesses revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that revised the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

services. Rule changes in this area impact the business of the Company. The Company has implemented a plan which it believes will somewhat mitigate potential adverse effects of rule changes on its business.

      The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit, among other things, any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures that it believes will assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

      The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. Management believes that the outcome of any of these investigations would not have a materially adverse effect upon the Company.

Fuel purchase commitments

      Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has a program to help minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the short-term impact of fuel price changes on the Company’s operating margins and overall profitability by entering into forward supply contracts (“FSCs”) with certain vendors. The Company enters into FSCs for roughly one third of the Company’s total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Director and Officer Claim Treatment Letter

      Pursuant to the terms and conditions of the Director and Officer Claim Treatment Letter dated June 27, 2001, the Predecessor Company, the informal steering committees of the lenders and prepetition note-holders and certain then present or former directors and officers of the Predecessor Company or its subsidiaries or affiliates agreed to resolve issues with respect to claims for indemnification and for reimbursement and costs of defense arising out of or relating to certain litigation involving the Predecessor Company or any of its subsidiaries or affiliates and the directors and officers, including certain securities lawsuits relating to ownership in Safety-Kleen. This agreement was confirmed pursuant to the Plan. These directors and officers continue to have access to the directors’ and officers’ insurance and are required to use commercially reasonable efforts to cause the insurers to pay claims, including defense costs. Further, the then existing $10 million trust plus accrued interest thereon that had previously been established to satisfy claims of the directors and officers will continue in existence until June 23, 2013 to pay any claims not covered by the insurance. The terms of the claim treatment letter require the Company to maintain a balance of $10 million in the trust by contributing additional funds in $1 million increments up to an aggregate amount of $10 million. At August 31, 2003, there was $9.2 million in the trust and no additional funds had been contributed to the trust by the Company. The maximum aggregate amounts available in the trust and under

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

additional contributions by the Company is $20.0 million, which will be reduced to $17.5 million on June 23, 2005; $15.0 million on June 23, 2007; $12.5 million on June 23, 2009; $10.0 million on June 23, 2011; and $0 on June 23, 2013. Any funds remaining in the trust on June 23, 2013 will be returned to the Company.

Contingent bonuses

      The Company and two of its subsidiaries, American Medical Response, Inc. (“AMR”) and EmCare Holdings, Inc. (“EmCare”) are parties to an employment agreement effective October 1, 2002 with William A. Sanger under which Mr. Sanger serves as President and Chief Executive Officer of AMR and as Chief Executive Officer of EmCare. Pursuant to the agreement, Mr. Sanger is entitled to a bonus payment upon a sale, or an initial public offering, of the stock of AMR and/or EmCare. This bonus is also payable if Mr. Sanger remains employed on October 1, 2007 and neither a sale nor an initial public offering has occurred. With respect to AMR, the bonus is equal to 5% of the enterprise value of AMR in excess of $410 million at the time of the event that entitles Mr. Sanger to the payment. With respect to EmCare, the bonus is equal to 5% of the enterprise value of EmCare in excess of $125 million at the time of the event that entitles Mr. Sanger to the payment.

      EmCare Holdings, Inc. is party to an employment agreement effective April 1, 2003 with Don S. Harvey under which Mr. Harvey serves as President and Chief Operating Officer of EmCare. Pursuant to the agreement, Mr. Harvey is entitled to a bonus payment upon a sale of, or an initial public offering of, the stock of EmCare, provided Mr. Harvey remains employed under the agreement upon the occurrence of such event. The bonus is equal to 2% of the enterprise value of EmCare in excess of $125 million at the time of the event that entitles Mr. Harvey to the payment.

      As the amount of bonuses payable, if any, cannot be reasonably estimated, the Company has not accrued for an amount in the consolidated financial statements.

Organized strikes or work stoppages by unionized employees

      The Company is a party to collective bargaining agreements that cover the majority of its employees. The Company’s largest collective bargaining agreement is between Greyhound Lines, Inc. and the Amalgamated Transit Union, or the ATU, and expires in January 2004. If the Company’s unionized employees were to engage in a strike or other work stoppage prior to such expiration, or if the Company is unable to negotiate acceptable extensions of the agreement resulting in a strike or other work stoppage by the affected workers, the Company could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could have a material adverse effect on its business, financial condition and results of operations.

Note 23 —	Segmented information

      The Company has five reportable segments: Education services, Public Transit services, Greyhound, Healthcare Transportation services and Emergency Management services. The Education services segment provides school bus transportation throughout Canada and the United States. Public Transit services provide municipal and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. Healthcare Transportation services provides services in the United States. The Emergency Management services segment provides services in the United States.

      The Company has changed the reportable segments as compared to prior periods reported by the Predecessor Company. The former Contract Bus services segment, which consisted of school bus transportation operations and the municipal and paratransit bus transportation operations, has been split into

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

two distinct segments: the Education services segment and the Public Transit segment. The former healthcare services segment, which formerly consisted of the Healthcare Transportation operations and the Emergency Management operations, has been also split into two distinct segments: the Healthcare Transportation services segment and the Emergency Management services segment.

      The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization. The Company’s reportable segments are business units that offer different services and are each managed separately.

Services

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002		For the Year	For the Year
	Through	Through		Ended	Ended
	August 31, 2003	May 31, 2003		August 31, 2002	August 31, 2001

Education Services
Revenue	$184.9	$1,314.8		$1,479.7	$1,462.1
Income (loss) from operations before depreciation and amortization	(21.7)	302.0		272.7	258.3
Total identifiable assets	1,309.6	1,429.4	*	1,768.1	1,708.1
Capital expenditures
— sustenance and expansion (net)	58.1	108.8		151.2	136.0
— acquisitions	0.1	3.2		3.6	0.1
Public Transit Services
Revenue	$71.0	$212.1		$309.5	$312.1
Income (loss) from operations before depreciation and amortization	9.2	7.3		(1.7)	11.6
Total identifiable assets	97.8	98.5	*	217.5	220.6
Capital expenditures
— sustenance and expansion (net)	5.9	3.4		1.0	18.6
— acquisitions	—	—		—	—
Greyhound
Revenue	$356.7	$847.5		$1,223.7	$1,254.8
Income from operations before depreciation and amortization	61.2	5.8		53.6	85.3
Total identifiable assets	871.1	845.0	*	1,183.8	1,236.8
Capital expenditures
— sustenance and expansion (net)	9.4	63.0		62.6	85.3
— acquisitions	—	—		—	1.9
Healthcare Transportation Services
Revenue	$255.9	$759.3		$987.9	$958.8
Income from operations before depreciation and amortization	7.6	55.8		76.0	23.2
Total identifiable assets	603.7	607.4	*	1,813.5	1,786.3
Capital expenditures
— sustenance and expansion (net)	17.7	30.5		51.6	34.2
— acquisitions	—	—		—	—

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002		For the Year	For the Year
	Through	Through		Ended	Ended
	August 31, 2003	May 31, 2003		August 31, 2002	August 31, 2001

Emergency Management Services
Revenue	$128.6	$352.0		$431.3	$430.5
Income from operations before depreciation and amortization	7.3	21.9		20.4	5.0
Total identifiable assets	298.5	295.8	*	670.2	674.4
Capital expenditures
— sustenance and expansion (net)	0.5	6.2		3.9	4.2
— acquisitions	—	1.4		—	—

*	Total identifiable assets of the Company on June 1, 2003.

Geographic

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002		For the Year	For the Year
	Through	Through		Ended	Ended
	August 31,	May 31,		August 31,	August 31,
	2003	2003		2002	2001

United States
Revenue	$911.9	$3,215.8		$4,089.9	$4,073.7
Income from operations before depreciation and amortization	54.7	352.3		367.7	326.2
Total long-lived assets	1,806.2	1,774.8	*	4,225.8	4,331.3
Canada
Revenue	$85.2	$269.9		$342.2	$344.6
Income from operations before depreciation and amortization	8.9	40.5		53.3	57.2
Total long-lived assets	275.5	270.2	*	428.7	412.7

*	Total long-lived assets of the Company on June 1, 2003

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Consolidated

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002	For the Year	For the Year
	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Revenue	$997.1	$3,485.7	$4,432.1	$4,418.3

Income from operations before depreciation and amortization	63.6	392.8	421.0	383.4
Depreciation and amortization expense	(52.1)	(229.3)	(358.8)	(350.3)

Income from operations	11.5	163.5	62.2	33.1
Interest expense net of other income	(31.4)	(4.6)	(12.4)	(261.6)
Gain on discharge of debt	—	1,482.8	—	—
Fresh start accounting adjustments	—	(609.6)	—	—
Other financing related expenses	—	(35.0)	(44.7)	(63.8)
Income tax recovery (expense)	10.0	(4.5)	9.8	45.8

Income (loss) from continuing operations before cumulative effect of change in accounting principle	$(9.9)	$992.6	$14.9	$(246.5)

Total identifiable assets of segments	$3,180.7	$3,276.1 *	$5,653.1	$5,626.2
Corporate assets	672.0	619.2 *	558.7	593.6

Total assets	$3,852.7	$3,895.3	$6,211.8	$6,219.8

Capital expenditures
— sustenance and expansion (net)	$91.6	$213.5	$270.5	$278.4
— acquisitions	0.1	4.6	3.6	2.0

*	Total identifiable assets of segments and corporate assets of the Company on June 1, 2003.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 24 —	Quarterly Financial Information (unaudited)

		Predecessor Company

	2003	2003			2002

	4th Qtr.	3rd Qtr.*	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

	($ millions except per share amounts)
Revenue	$997.1	$1,202.8	$1,120.7	$1,162.2	$977.4	$1,187.3	$1,105.6	$1,161.8
Income (loss) from operating segments	11.5	73.7	34.1	55.7	(80.7)	62.1	27.2	53.6
Income (loss) from operations before cumulative effect of change in accounting principle	(9.9)	62.2	16.2	41.0	(68.2)	42.8	7.3	33.0
Cumulative effect of change in accounting principle	—	—	—	(2,205.4)	—	—	—	—
Net income (loss)	$(9.9)	$62.2	$16.2	$(2,164.4)	$(68.2)	$42.8	$7.3	$33.0
Earnings (loss) per share (Note 18)
Earnings (loss) before cumulative effect of change in accounting principle	$(0.10)	$0.19	$0.05	$0.13	$(0.20)	$0.13	$0.02	$0.10
Cumulative effect of change in accounting principle	—	—	—	(6.77)	—	—	—	—
Net earnings (loss)	$(0.10)	$0.19	$0.05	$(6.64)	$(0.20)	$0.13	$0.02	$0.10

*	As previously reported. Does not reflect fresh start accounting adjustments or the gain on discharge of debt.

      During the fourth quarter of fiscal 2002 the Predecessor Company recorded significant charges relating to claims liability and professional liability reserves (totaling approximately $65 million) in addition to projected amounts. The reserves were increased based on the fiscal year end actuarial reports. These reports differed significantly from the mid-year actuarial reports, because of changes to a number of the assumptions.

Note 25 —	Condensed financial statements of excluded subsidiaries

      Pursuant to the terms of the Exit Facility obtained by the Company upon emergence from bankruptcy, the Company is required to segregate the consolidated results of operations between the subsidiaries of the Company not participating in the Exit Facility, the Excluded Subsidiaries, and the Company and its remaining subsidiaries (“Other than Excluded Subsidiaries”).

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Statement of Operations

For the period June 1, 2003 through August 31, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Revenue	$704.8	$292.3	$997.1

Compensation expense	468.7	113.0	581.7
Accident claims and professional liability expenses	45.9	17.0	62.9
Vehicle related costs	39.8	35.0	74.8
Occupancy costs	30.0	21.4	51.4
Fuel	20.5	16.2	36.7
Depreciation	37.1	10.6	47.7
Amortization	4.4	—	4.4
Other operating expenses	85.4	40.6	126.0

Income (loss) from operating segments	(27.0)	38.5	11.5
Interest expense	(23.1)	(8.4)	(31.5)
Other income (loss)	0.3	(0.2)	0.1

Income (loss) from operations before income taxes	(49.8)	29.9	(19.9)
Income tax recovery (expense)	20.0	(10.0)	10.0

Net income (loss)	$(29.8)	$19.9	$(9.9)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Balance Sheet

As of August 31, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Current assets
Cash and cash equivalents	$55.1	$45.2	$100.3
Restricted cash and cash equivalents	39.4	—	39.4
Short-term deposits and marketable securities	42.0	—	42.0
Trade accounts receivable	478.8	23.4	502.2
Other receivables	31.7	17.9	49.6
Income taxes recoverable	18.3	(0.3)	18.0
Parts and supplies	38.2	12.0	50.2
Deferred income tax assets	76.1	10.1	86.2
Other current assets	50.1	10.0	60.1

Total current assets	829.7	118.3	948.0
Long-term investments	514.1	39.4	553.5
Property and equipment	1,291.2	378.6	1,669.8
Goodwill	183.1	—	183.1
Contracts and customer relationships	216.9	—	216.9
Deferred income tax assets	88.3	114.9	203.2
Deferred charges and other assets	66.9	11.3	78.2

Total assets	$3,190.2	$662.5	$3,852.7

Current liabilities
Accounts payable	$87.7	$31.7	$119.4
Accrued liabilities	397.3	108.7	506.0
Current portion of long-term debt	35.7	33.7	69.4

Total current liabilities	520.7	174.1	694.8
Long-term debt	1,012.5	132.6	1,145.1
Pension liability	4.9	220.8	225.7
Other long-term liabilities	408.2	88.6	496.8

Total liabilities	1,946.3	616.1	2,562.4
Shareholders’ equity	1,243.9	46.4	1,290.3

Total liabilities and shareholders’ equity	$3,190.2	$662.5	$3,852.7

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Statement of Cash Flows

For the period June 1, 2003 through August 31, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Net cash provided by operating activities	$132.8	$54.2	$187.0

Cash flows from investing activities:
Purchases of property and equipment	$(84.9)	$(5.6)	$(90.5)
Proceeds from sale of property and equipment	3.8	0.6	4.4
Purchase of other assets	(0.7)	(0.4)	(1.1)
Net decrease (increase) in investments	11.9	(0.6)	11.3
Expended on acquisitions	(0.1)	—	(0.1)

Net cash used in investing activities	$(70.0)	$(6.0)	$(76.0)

Cash flows from financing activities:
Proceeds from issues of long-term debt	$—	$17.3	$17.3
Repayments of long-term debt and other non-current liabilities	(11.4)	(36.2)	(47.6)
Payment of financing fees	(3.8)	—	(3.8)

Net cash used in financing activities	$(15.2)	$(18.9)	$(34.1)

Net increase in cash and cash equivalents	$47.6	$29.3	$76.9
Cash and cash equivalents at:
Beginning of period	7.5	15.9	23.4

End of period	$55.1	$45.2	$100.3

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
For the period September 1, 2002 through May 31, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Revenue	$2,786.2	$699.5	$3,485.7

Compensation expense	1,670.0	331.1	$2,001.1
Accident claims and professional liability expenses	190.9	50.5	241.4
Vehicle related costs	103.8	98.6	202.4
Occupancy costs	91.3	59.1	150.4
Fuel	88.8	44.6	133.4
Depreciation	192.4	36.0	228.4
Amortization	0.8	0.1	0.9
Other operating expenses	249.5	114.7	364.2

Income (loss) from operating segments	198.7	(35.2)	163.5
Interest expense	(3.8)	(15.8)	(19.6)
Gain on discharge of debt	1,482.8	—	1,482.8
Fresh start accounting adjustments	(514.8)	(94.8)	(609.6)
Other financing related expenses	(35.0)	—	(35.0)
Other income	13.5	1.5	15.0

Income (loss) from operations before income taxes and cumulative effect of change in accounting principle	1,141.4	(144.3)	997.1
Income tax expense	(3.4)	(1.1)	(4.5)

Income (loss) from operations before cumulative effect of change in accounting principle	1,138.0	(145.4)	992.6
Cumulative effect of change in accounting principle	(1,775.9)	(429.5)	(2,205.4)
Net loss	$(637.9)	$(574.9)	$(1,212.8)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Fresh Start

Condensed Consolidated Balance Sheet
As of June 1, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Current assets
Cash and cash equivalents	$7.5	$15.9	$23.4
Restricted cash and cash equivalents	44.7	—	44.7
Short-term deposits and marketable securities	32.3	—	32.3
Trade accounts receivable	605.8	24.8	630.6
Other receivables	30.1	19.8	49.9
Income taxes recoverable	28.9	(1.5)	27.4
Parts and supplies	39.0	11.8	50.8
Deferred income tax assets	70.7	10.2	80.9
Other current assets	55.2	12.6	67.8

Total current assets	914.2	93.6	1,007.8
Long-term investments	541.2	39.2	580.4
Property and equipment	1,246.8	382.1	1,628.9
Goodwill	183.1	—	183.1
Contracts and customer relationships	221.0	—	221.0
Deferred income tax assets	70.7	124.8	195.5
Deferred charges and other assets	67.8	10.8	78.6

Total assets	$3,244.8	$650.5	$3,895.3

Current liabilities
Accounts payable	$79.0	$27.6	$106.6
Accrued liabilities	421.7	101.5	523.2
Current portion of long-term debt	35.2	53.8	89.0

Total current liabilities	535.9	182.9	718.8
Long-term debt	1,021.6	128.5	1,150.1
Pension liability	4.4	220.7	225.1
Other long-term liabilities	405.5	86.5	492.0

Total liabilities	1,967.4	618.6	2,586.0
Shareholders’ equity	1,277.4	31.9	1,309.3

Total liabilities and shareholders’ equity	$3,244.8	$650.5	$3,895.3

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
For the period September 1, 2002 through May 31, 2003

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Net cash provided by (used in) operating activities	$263.4	$(54.9)	$208.5

Cash flows from investing activities:
Purchase of property and equipment	$(170.0)	$(60.1)	$(230.1)
Proceeds from sale of property and equipment	7.9	16.7	24.6
Purchase of other assets	(4.0)	0.8	(3.2)
Expended on acquisitions	(4.6)	—	(4.6)
Net increase in investments	(150.9)	(0.4)	(151.3)

Net cash used in investing activities	$(321.6)	$(43.0)	$(364.6)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$1,025.6	$182.2	$1,207.8
Repayment of long-term debt and other non-current liabilities	(61.2)	(88.1)	(149.3)
Repayment of liabilities subject to compromise	(1,185.0)	—	(1,185.0)
Payment of financing fees	(37.5)	—	(37.5)

Net cash provided by (used in) financing activities	$(258.1)	$94.1	$(164.0)

Net decrease in cash and cash equivalents	$(316.3)	$(3.8)	$(320.1)
Cash and cash equivalents at:
Beginning of period	323.8	19.7	343.5

End of period	$7.5	$15.9	$23.4

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
For the year ended August 31, 2002

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Revenue	$3,412.2	$1,019.9	$4,432.1

Compensation expense	2,077.2	445.8	2,523.0
Accident claims and professional liability expenses	255.9	69.9	325.8
Vehicle related costs	143.2	129.3	272.5
Occupancy costs	119.4	82.8	202.2
Fuel	107.0	56.0	163.0
Depreciation	224.5	46.1	270.6
Amortization	76.1	12.1	88.2
Other operating expenses	355.3	169.3	524.6

Income from operating segments	53.6	8.6	62.2
Interest expense	(6.1)	(21.6)	(27.7)
Other financing related expenses	(42.3)	(2.4)	(44.7)
Other income	12.7	2.6	15.3

Income (loss) from operations before income taxes	17.9	(12.8)	5.1
Income tax recovery	9.1	0.7	9.8

Net income (loss)	$27.0	$(12.1)	$14.9

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Balance Sheet
August 31, 2002

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Current assets
Cash and cash equivalents	$323.8	$19.7	$343.5
Restricted cash and cash equivalents	75.8	—	75.8
Short-term deposits and marketable securities	16.1	—	16.1
Trade accounts receivable	463.3	27.1	490.4
Other receivables	36.7	18.2	54.9
Income taxes recoverable	29.4	(0.2)	29.2
Parts and supplies	38.9	11.5	50.4
Other current assets	47.6	8.7	56.3

Total current assets	1,031.6	85.0	1,116.6
Long-term investments	372.5	45.4	417.9
Property and equipment	1,282.0	395.7	1,677.7
Goodwill	2,547.3	429.5	2,976.8
Pension asset	10.8	—	10.8
Deferred charges	9.4	2.6	12.0

Total assets	$5,253.6	$958.2	$6,211.8

Current liabilities
Accounts payable	$80.3	$29.4	$109.7
Accrued liabilities	392.6	111.5	504.1
Current portion of long-term debt	12.3	8.0	20.3

Total current liabilities	485.2	148.9	634.1
Long-term debt	27.3	177.1	204.4
Pension liability	—	64.8	64.8
Other long-term liabilities	305.2	72.1	377.3
Liabilities subject to compromise	3,977.1	—	3,977.1

Total liabilities	4,794.8	462.9	5,257.7
Shareholders’ equity	458.8	495.3	954.1

Total liabilities and shareholders’ equity	$5,253.6	$958.2	$6,211.8

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
For the year ended August 31, 2002

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Net cash provided by operating activities	$317.1	$116.7	$433.8

Cash flows from investing activities:
Purchases of property and equipment	$(212.8)	$(70.5)	$(283.3)
Proceeds from sale of property and equipment	21.9	23.6	45.5
Purchase of other assets	(0.5)	(0.9)	(1.4)
Expended on acquisitions	(3.6)	—	(3.6)
Net increase in investments	(34.0)	(3.1)	(37.1)
Proceeds from sale of assets	4.2	—	4.2

Net cash used in investing activities	$(224.8)	$(50.9)	$(275.7)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$—	$172.2	$172.2
Repayments of long-term debt and other non-current liabilities	(35.3)	(232.7)	(268.0)

Net cash used in financing activities	$(35.3)	$(60.5)	$(95.8)

Net increase in cash and cash equivalents	$57.0	$5.3	$62.3
Cash and cash equivalents at:
Beginning of year	266.8	$14.4	281.2

End of year	$323.8	$19.7	$343.5

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
For the year ended August 31, 2001

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Revenue	$3,367.8	$1,050.5	$4,418.3

Compensation expense	2,060.6	472.5	2,533.1
Accident claims and professional liability expenses	296.6	45.4	342.0
Vehicle related costs	149.4	117.9	267.3
Occupancy costs	118.5	72.5	191.0
Fuel	126.2	68.2	194.4
Depreciation	220.5	40.6	261.1
Amortization	77.4	11.8	89.2
Other operating expenses	331.0	176.1	507.1

Income (loss) from operating segments	(12.4)	45.5	33.1
Interest expense	(249.8)	(21.1)	(270.9)
Other financing related expenses	(60.5)	(3.3)	(63.8)
Other income (loss)	10.0	(0.7)	9.3

Income (loss) from continuing operations before income taxes	(312.7)	20.4	(292.3)
Income tax recovery (expense)	47.0	(1.2)	45.8

Income (loss) from continuing operations	(265.7)	19.2	(246.5)
Income from discontinued operations	1,672.4	—	1,672.4

Net income	$1,406.7	$19.2	$1,425.9

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
For the year ended August 31, 2001

	Other than
	Excluded	Excluded	Consolidated
	Subsidiaries	Subsidiaries	Totals

	($ millions)
Net cash provided by operating activities	$431.9	$15.8	$447.7

Cash flows from investing activities:
Purchases of property and equipment	$(211.1)	$(56.2)	$(267.3)
Proceeds from sale of property and equipment	17.4	4.4	21.8
Purchase of other assets	(5.6)	(3.2)	(8.8)
Expended on acquisitions	(0.1)	(1.9)	(2.0)
Net increase in investments	(44.0)	(1.5)	(45.5)
Proceeds from sale of assets	20.3	—	20.3

Net cash used in investing activities	$(223.1)	$(58.4)	$(281.5)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$—	$342.2	$342.2
Repayments of long-term debt and other non-current liabilities	(38.3)	(296.9)	(335.2)

Net cash provided by (used in) financing activities	$(38.3)	$45.3	$7.0

Net increase in cash and cash equivalents	$170.5	$2.7	$173.2
Cash and cash equivalents at:
Beginning of year	96.3	11.7	108.0

End of year	$266.8	$14.4	$281.2

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Note 26 —	United States and Canadian accounting principles

      These consolidated financial statements have been prepared in accordance with U.S. GAAP and conform in all material respects with Canadian GAAP, except as follows:

(1) Consolidated Financial Statements

		Predecessor Company

	For the period	For the period
	June 1, 2003	Sept. 1, 2002	For the Year	For the Year
	Through	Through	Ended	Ended
	August 31,	May 31,	August 31,	August 31,
	2003	2003	2002	2001

	($ millions)
Net income (loss) in accordance with U.S. GAAP	$(9.9)	$(1,212.8)	$14.9	$1,425.9
Effects of differences in accounting for:
Costs of start-up activities(a)	—	(9.9)	(4.1)	(3.3)
Impairment charges under Canadian GAAP(b)	—	—	(194.7)	(1,105.1)
Impairment charges under U.S. GAAP(b)	—	2,205.4	—	—
Reduced goodwill amortization(b)	—	—	59.5	25.3
Reduction in income from discontinued operations(c)	—	—	—	(941.7)
Gain on debt discharge(e)	—	(1,482.8)	—	—
Fresh start accounting adjustments(e)	—	609.6	—	—

Net income (loss) in accordance with Canadian GAAP	$(9.9)	$109.5	$(124.4)	$(598.9)

Basic and diluted net income (loss) per share	$(0.10)	$0.34	$(0.38)	$(1.84)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

      The amounts in the consolidated balance sheets that materially differ from those reported under U.S. GAAP are as follows: ($ in millions)

			Fresh Start		Predecessor Company

	August 31,		June 1,		August 31,
	2003		2003		2002

		Canadian		Canadian		Canadian
	U.S. GAAP	GAAP	U.S. GAAP	GAAP	U.S. GAAP	GAAP

Assets:
Other current assets(a)	$—	$—	$—	$—	$56.3	$64.0
Long-term investments(d)	$553.5	563.5	—	—	417.9	413.3
Goodwill(b)(e)	183.1	—	183.1	—	2,976.8	813.1
Deferred income tax assets(d)	289.4	285.9	—	—	—	—
Pension asset(d)	—	—	—	—	10.8	43.1
Deferred charges(a)	—	—	—	—	12.0	19.6
Liabilities and Shareholders’ Equity:
Other long-term liabilities(d)	—	—	—	—	442.1	382.5
Cumulative foreign currency translation adjustments(d)	—	(2.6)	—	—	—	(171.4)
Share premium(e)	1,358.3	1,175.2	1,358.3	1,175.2	—	—
Deficit(a)(b)	—	—	—	—	(1,017.7)	(3,166.1)
Accumulated other comprehensive loss(d)	(9.1)	—	—	—	(258.7)	—

(a) Reporting on the costs of start-up activities

      The Predecessor Company applied SOP 98-5 during fiscal 2000. During fiscal 2000, under U.S. GAAP, the Predecessor Company expensed $27.3 million in unamortized costs of start-up activities as a change in accounting principle. Under Canadian GAAP, SOP 98-5 is not applicable. As a result, under Canadian GAAP, the Predecessor Company did not record the $27.3 million change in accounting principle amount and continued with the policy of deferring start-up costs and amortizing the deferrals over a reasonable period representing an overall adjustment to conform to Canadian GAAP of $9.9 million expense, $4.1 million expense and $3.3 million expense during the period September 1, 2002 through May 31, 2003, fiscal 2002 and fiscal 2001, respectively. Fresh Start accounting eliminated this GAAP difference for periods subsequent to June 1, 2003 because the unamortized deferred start-up costs remaining under Canadian GAAP were written off on Fresh Start.

(b) Goodwill impairment

      Prior to September, 2002, the Predecessor Company had different accounting policies for determining goodwill impairment for Canadian and U.S. GAAP reporting. The effect of the difference in policy between U.S. GAAP and Canadian GAAP was to produce during fiscal 2001 a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill for fiscal 2001 by $1,105.1 million and during fiscal 2002, a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill by $194.7 million. Under U.S. GAAP, the above mentioned impairment charges do not exist. In addition, during fiscal 1999, the Canadian GAAP policy produced an additional $974.0 million goodwill impairment charge in addition to the goodwill impairment charge taken for U.S. GAAP. As a result of the increased goodwill

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

impairment charges, reduced goodwill amortization totalling $59.5 million (2001 — $25.3 million), was recorded during fiscal 2002.

      As of September 1, 2002, the Predecessor Company followed the guidelines of SFAS No. 142, “Goodwill and Other Intangible Assets” and similar guidance under Canadian GAAP. The guidance in both countries discontinued the amortization of intangible assets with indefinite useful lives. In addition, the Predecessor Company was required to test goodwill and intangible assets with an indefinite life for impairment in accordance with the provisions of SFAS 142 and Canadian GAAP. Pursuant to the guidance, any impairment loss is to be recorded directly through the deficit account on the consolidated statement of deficit for Canadian GAAP and recorded as a cumulative effect of change in accounting principle on the consolidated statement of operations for U.S. GAAP. On September 1, 2002, under Canadian GAAP, this resulted in an impairment charge totalling $16.0 million. Under U.S. GAAP, this resulted in an impairment loss totalling $2,205.4 million, recorded as a cumulative effect of change in accounting principle.

(c) Income from discontinued operations

      As discussed in Note 15, the Healthcare Businesses had been classified as discontinued operations. Any Canadian GAAP adjustments, noted above in (a) and (b) that directly affected the Healthcare businesses while they have been classified as discontinued operations, inversely affected the loss from discontinued operations in the consolidated statement of operations. As a result, under Canadian GAAP, the income from discontinued operations decreased by $941.7 million in fiscal 2001.

(d) Comprehensive income

      U.S. GAAP requires that a comprehensive income statement be prepared. Under U.S. GAAP, SFAS No. 87, “Employers Accounting for Pensions”, required the Company to record an increase in the additional minimum pension liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders’ equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. These amounts are reported under the caption “Accumulated other comprehensive loss”.

      Canadian GAAP does not have the concept of comprehensive income (loss). The cumulative foreign currency translation adjustment is reported in a separate component of shareholders’ equity. The SFAS No. 87 pension adjustment (Predecessor Company — September 1, 2002 through May 31, 2003 — $268.3 million — August 31, 2002 — $91.9 million, August 31, 2001 — NIL) under U.S. GAAP is not recorded under Canadian GAAP. In addition, the recording of the available-for-sale securities at their fair values (June 1, through August 31, 2003 — a loss of $10.0 million, Predecessor Company — September 1, 2002 through May 31, 2003 — $13.8 million, August 31, 2002 — $4.6 million, August 31, 2001 — $0.9 million) is not recorded under Canadian GAAP.

(e) Fresh Start accounting adjustments

      As of June 1, 2003, the Company followed the guidance of SOP 90-7 and similar guidance under Canadian GAAP. The guidance in both countries required the Company to adjust its assets and liabilities to their estimated fair values as of June 1, 2003. However, under Canadian GAAP, when the fair value of the enterprise as a whole exceeds the revalued net asset value, the difference (allocated to goodwill under U.S. GAAP) is not recorded. As a result, the $183.1 million of goodwill recorded under U.S. GAAP is not recorded for Canadian GAAP. Pursuant to the guidance, the net effect of all fresh start accounting adjustments and the gain on discharge of debt is to be recorded directly through the Predecessor Company’s deficit account on the consolidated statement of deficit for Canadian GAAP and recorded through the consolidated statement of operations for the period September 1, 2002 through May 31, 2003 for U.S. GAAP. On June 1, 2003, under Canadian GAAP, this resulted in positive adjustment through the Predecessor

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Company’s deficit account totalling $658.9 million. Under U.S. GAAP, this resulted in a fresh start accounting adjustment of $609.6 million and a gain on discharge of debt of $1,482.8 million.

Note 27 —	Guarantors of Senior Notes

      The $406.0 million Senior Notes are guaranteed by the Company’s subsidiaries, other than the Excluded Subsidiaries, the Canadian subsidiaries and any of the Company’s subsidiaries that are in the business of insurance. The condensed consolidated financial statements for the guarantors, the non-guarantors and the parent company (reported as the Company and as the Predecessor Company for historical purposes) are as follows:

Condensed Consolidated Statement of Operations

For the period June 1, 2003 through August 31, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$619.7	$377.4	$—	$997.1
Operating, selling, general and administrative expenses	—	615.6	317.9	—	933.5
Depreciation and amortization expense	—	35.4	16.7	—	52.1
Intercompany management fees (income)	—	(1.5)	1.5	—	—

Income (loss) from operating segments	—	(29.8)	41.3	—	11.5
Interest expense, net of other income	(21.8)	(1.1)	(8.5)	—	(31.4)
Intercompany interest income (expense)	(0.8)	1.3	(0.5)	—	—
Equity in earnings (loss) of intercompany investments	(7.6)	23.1	—	(15.5)	—

Income (loss) before income taxes	(30.2)	(6.5)	32.3	(15.5)	(19.9)
Income tax recovery (expense)	21.1	6.6	(17.7)	—	10.0

Net income (loss)	$(9.1)	$0.1	$14.6	$(15.5)	$(9.9)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Balance Sheet

As of August 31, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Current assets	$44.0	$662.7	$241.3	$—	$948.0
Long-term deferred income tax assets	49.1	—	183.9	(29.8)	203.2
Intercompany receivables and investments	2,083.4	25.9	18.8	(2,128.1)	—
Long-term investments	110.3	129.0	314.2	—	553.5
Property and equipment	—	1,015.7	654.1	—	1,669.8
Goodwill	—	183.1	—	—	183.1
Contracts and customer relationships	—	216.8	0.1	—	216.9
Other assets	46.5	20.2	11.5	—	78.2

	$2,333.3	$2,253.4	$1,423.9	$(2,157.9)	$3,852.7

Current liabilities	$44.1	$296.7	$354.0	$—	$694.8
Non-current liabilities	998.9	180.6	717.9	(29.8)	1,867.6
Shareholders’ equity	1,290.3	1,776.1	352.0	(2,128.1)	1,290.3

	$2,333.3	$2,253.4	$1,423.9	$(2,157.9)	$3,852.7

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Statement of Cash Flows

For the period June 1, 2003 through August 31, 2003

	Parent			Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Totals

Net cash provided by operating activities	$71.2	$60.5	$55.3	$187.0

Cash flows from investing activities:
Purchases of property and equipment	$—	$(70.9)	$(19.6)	$(90.5)
Proceeds from sale of property and equipment	—	3.3	1.1	4.4
Purchase of other assets	—	(0.7)	(0.4)	(1.1)
Expended on acquisitions	—	—	(0.1)	(0.1)
Net decrease (increase) in investments	0.7	(4.9)	15.5	11.3

Net cash provided by (used in) investing activities	$0.7	$(73.2)	$(3.5)	$(76.0)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$—	$—	$17.3	$17.3
Repayments of long-term debt and other non-current liabilities	(6.2)	(0.4)	(41.0)	(47.6)
Payment of financing fees	(3.8)	—	—	(3.8)

Net cash used in financing activities	$(10.0)	$(0.4)	$(23.7)	$(34.1)

Net increase (decrease) in cash and cash equivalents	$61.9	$(13.1)	$28.1	$76.9
Cash and cash equivalents at:
Beginning of period	(21.1)	16.9	27.6	23.4

End of period	$40.8	$3.8	$55.7	$100.3

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
For the period September 1, 2002 through May 31, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$2,516.3	$969.4	$—	$3,485.7
Operating, selling, general and administrative expenses	11.1	2,146.9	934.9	—	3,092.9
Depreciation and amortization expense	0.1	165.0	64.2	—	229.3
Intercompany management fees (income)	(25.7)	17.5	8.2	—	—

Income (loss) from operating segments	14.5	186.9	(37.9)	—	163.5
Interest expense, net of other income	11.2	(1.4)	(14.4)	—	(4.6)
Intercompany interest income (expense)	—	1.6	(1.6)	—	—
Gain on discharge of debt	1,410.5	72.3	—	—	1,482.8
Fresh start accounting adjustments	(100.0)	(494.6)	(15.0)	—	(609.6)
Other financing related expenses	(27.6)	(7.4)	—	—	(35.0)
Equity in loss of intercompany investments	(315.6)	(73.6)	—	389.2	—

Income (loss) before income taxes and cumulative effect of a change in accounting principle	993.0	(316.2)	(68.9)	389.2	997.1
Income tax expense	(0.4)	(2.1)	(2.0)	—	(4.5)

Income (loss) before cumulative effect of a change in accounting principle	992.6	(318.3)	(70.9)	389.2	992.6
Cumulative effect of a change in accounting principle	—	(1,668.0)	(537.4)	—	(2,205.4)
Equity in loss from cumulative effect of a change in accounting principle of intercompany investments	(2,205.4)	(429.5)	—	2,634.9	—

Net income (loss)	$(1,212.8)	$(2,415.8)	$(608.3)	$3,024.1	$(1,212.8)

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Condensed Consolidated Balance Sheet

As of June 1, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Current assets	$3.0	$813.3	$215.5	$(24.0)	$1,007.8
Long-term deferred income tax assets	31.0	—	194.8	(30.3)	195.5
Intercompany receivables and investments	2,196.4	42.5	9.2	(2,248.1)	—
Long-term investments	110.4	130.3	339.7	—	580.4
Property and equipment	—	976.5	652.4	—	1,628.9
Goodwill	—	183.1	—	—	183.1
Contracts and customer relationships	—	221.0	—	—	221.0
Deferred charges and other assets	48.5	19.2	10.9	—	78.6

	$2,389.3	$2,385.9	$1,422.5	$(2,302.4)	$3,895.3

Current liabilities	$79.4	$294.9	$368.5	$(24.0)	$718.8
Non-current liabilities	1,000.6	181.5	715.4	(30.3)	1,867.2
Shareholders’ equity	1,309.3	1,909.5	338.6	(2,248.1)	1,309.3

	$2,389.3	$2,385.9	$1,422.5	$(2,302.4)	$3,895.3

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
For the period September 1, 2002 through May 31, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Net cash provided by operating activities	$102.0	$100.0	$6.5	$—	$208.5

Cash flows from investing activities:
Purchases of property and equipment	$—	$(129.5)	$(100.6)	$—	$(230.1)
Proceeds from sale of property and equipment	—	6.8	17.8	—	24.6
Sale (purchase) of other assets	(1.3)	(2.6)	0.7	—	(3.2)
Expended on acquisitions	—	(4.6)	—	—	(4.6)
Net increase in investments	(99.2)	(24.0)	(28.1)	—	(151.3)
Increase in intercompany investments	(50.0)	—	—	50.0	—

Net cash provided by (used in) investing activities	$(150.5)	$(153.9)	$(110.2)	$50.0	$(364.6)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$1,025.6	$—	$182.2	—	$1,207.8
Repayments of long-term debt and other non-current liabilities	—	(8.2)	(141.1)	—	(149.3)
Repayment of liabilities subject to compromise	(972.7)	(212.3)	—	—	(1,185.0)
Payment of financing fees	(37.5)	—	—	—	(37.5)
Issue intercompany capital	—	—	50.0	(50.0)	—

Net cash provided by (used in) financing activities	$15.4	$(220.5)	$91.1	$(50.0)	$(164.0)

Net decrease in cash and cash equivalents	$(33.1)	$(274.4)	$(12.6)	$—	$(320.1)
Cash and cash equivalents at:
Beginning of period	12.0	291.3	40.2	—	343.5

End of period	$(21.1)	$16.9	$27.6	$—	$23.4

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
Year Ended August 31, 2002

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$3,070.0	$1,362.1	$—	$4,432.1
Operating, selling, general and administrative expenses	11.7	2,756.4	1,243.0	—	4,011.1
Depreciation and amortization expense	0.2	265.6	93.0	—	358.8
Intercompany management fees (income)	(72.9)	58.1	14.8	—	—

Income (loss) from operating segments	61.0	(10.1)	11.3	—	62.2
Interest expense, net of other income (loss)	(1.4)	4.8	(15.8)	—	(12.4)
Intercompany interest income (expense)	(5.2)	2.6	2.6	—	—
Other financing related expenses	(29.4)	(13.2)	(2.1)	—	(44.7)
Equity in earnings (loss) of intercompany investments	(10.1)	(13.9)	—	24.0	—

Income (loss) before income taxes	14.9	(29.8)	(4.0)	24.0	5.1
Income tax recovery (expense)	—	10.1	(0.3)	—	9.8

Net income (loss)	$14.9	$(19.7)	$(4.3)	$24.0	$14.9

Predecessor Company

Condensed Consolidated Balance Sheet
As of August 31, 2002

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Current assets	$23.7	$862.4	$231.1	$(0.6)	$1,116.6
Intercompany receivables (payables) and investments	4,610.8	451.8	(34.0)	(5,028.6)	—
Long-term investments	11.5	107.0	299.4	—	417.9
Property and equipment	3.8	1,015.0	658.9	—	1,677.7
Goodwill	—	2,385.5	591.3	—	2,976.8
Other assets	—	8.2	14.6	—	22.8

	$4,649.8	$4,829.9	$1,761.3	$(5,029.2)	$6,211.8

Current liabilities	$12.0	$284.6	$338.1	$(0.6)	$634.1
Non-current liabilities	5.8	131.3	509.4	—	646.5
Liabilities subject to compromise	3,677.9	299.2	—	—	3,977.1
Shareholders’ equity	954.1	4,114.8	913.8	(5,028.6)	954.1

	$4,649.8	$4,829.9	$1,761.3	$(5,029.2)	$6,211.8

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
Year ended August 31, 2002

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Net cash provided by operating activities	$36.9	$286.2	$110.7	$—	$433.8

Cash flows from investing activities:
Purchases of property and equipment	$(0.1)	$(168.6)	$(114.6)	$—	$(283.3)
Proceeds from sale of property and equipment	—	18.2	27.3	—	45.5
Purchase of other assets	—	(0.4)	(1.0)	—	(1.4)
Expended on acquisitions	—	(1.2)	(2.4)	—	(3.6)
Net decrease (increase) in investments	2.4	(26.2)	(13.3)	—	(37.1)
Proceeds from sale of assets	1.2	—	3.0	—	4.2
Increase in intercompany investments	(40.0)	(1.2)	—	41.2	—

Net cash provided by (used in) investing activities	$(36.5)	$(179.4)	$(101.0)	$41.2	$(275.7)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$—	$—	$172.2	$—	$172.2
Repayments of long-term debt and other non-current liabilities	—	(33.0)	(235.0)	—	(268.0)
Issue intercompany capital	—	—	41.2	(41.2)	—

Net cash used in financing activities	$—	$(33.0)	$(21.6)	$(41.2)	$(95.8)

Net increase (decrease) in cash and cash equivalents	$0.4	$73.8	$(11.9)	$—	$62.3
Cash and cash equivalents at:
Beginning of year	11.6	217.5	52.1	—	281.2

End of year	$12.0	$291.3	$40.2	$—	$343.5

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
Year Ended August 31, 2001

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$3,023.2	$1,395.1	$—	$4,418.3
Operating, selling, general and administrative expenses	9.4	2,692.3	1,333.2	—	4,034.9
Depreciation and amortization expense	0.4	264.1	85.8	—	350.3
Intercompany management fees (income)	(45.7)	38.0	7.7	—	—

Income (loss) from operating segments	35.9	28.8	(31.6)	—	33.1
Interest expense, net of other income (loss)	(227.9)	(13.4)	(20.3)	—	(261.6)
Intercompany interest income (expense)	71.8	(8.1)	(63.7)	—	—
Other financing related expenses	(38.5)	(16.7)	(8.6)	—	(63.8)
Equity in earnings (loss) of intercompany investments	(72.7)	15.7	—	57.0	—

Income (loss) from continuing operations before income taxes	(231.4)	6.3	(124.2)	57.0	(292.3)
Income tax recovery (expense)	(15.1)	63.5	(2.6)	—	45.8

Income (loss) from continuing operations	(246.5)	69.8	(126.8)	57.0	(246.5)
Income (loss) from discontinued operations	(248.5)	1,920.9	—	—	1,672.4
Equity in loss from discontinued operations of intercompany investments	1,920.9	—	—	(1,920.9)	—

Net income (loss)	$1,425.9	$1,990.7	$(126.8)	$(1,863.9)	$1,425.9

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended August 31, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
Year ended August 31, 2001

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Net cash provided by operating activities	$40.9	$360.6	$46.2	$—	$447.7

Cash flows from investing activities:
Purchases of property and equipment	$(0.1)	$(177.4)	$(89.8)	$—	$(267.3)
Proceeds from sale of property and equipment	—	12.7	9.1	—	21.8
Purchase of other assets	—	(5.6)	(3.2)	—	(8.8)
Expended on acquisitions	—	—	(2.0)	—	(2.0)
Net decrease (increase) in investments	4.1	(31.1)	(18.5)	—	(45.5)
Proceeds from sale of assets	—	20.3	—	—	20.3
Increase in intercompany investments	—	(8.8)	—	8.8	—

Net cash provided by (used in) investing activities	$4.0	$(189.9)	$(104.4)	$8.8	$(281.5)

Cash flows from financing activities:
Proceeds from issue of long-term debt	$—	$—	$342.2	$—	$342.2
Repayments of long-term debt and other non-current liabilities	—	(18.6)	(316.6)	—	(335.2)
Net increase (decrease) in intercompany advances	(927.2)	215.5	711.7	—	—
Issue intercompany capital	—	—	8.8	(8.8)	—

Net cash provided by (used in) financing activities	$(927.2)	$196.9	$746.1	$(8.8)	$7.0

Net increase (decrease) in cash and cash equivalents	$(882.3)	$367.6	$687.9	$—	$173.2
Cash and cash equivalents at:
Beginning of year	893.9	(150.1)	(635.8)	—	108.0

End of year	$11.6	$217.5	$52.1	$—	$281.2

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

($ in millions)

	November 30,	August 31,
	2003	2003

	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$75.1	$100.3
Restricted cash and cash equivalents	67.7	39.4
Short-term deposits and marketable securities	17.7	42.0
Trade accounts receivable	685.6	502.2
Other receivables	53.4	49.6
Income taxes recoverable	16.0	18.0
Parts and supplies	49.9	50.2
Deferred income tax assets	69.2	86.2
Other current assets	59.0	60.1

Total current assets	1,093.6	948.0

Long-term investments	552.5	553.5

Property and equipment
Land	187.1	184.3
Buildings	156.2	151.1
Vehicles	1,275.7	1,228.4
Other	157.7	153.6

	1,776.7	1,717.4
Less: Accumulated depreciation	124.3	47.6

	1,652.4	1,669.8

Other assets
Goodwill	183.1	183.1
Contracts and customer relationships	212.3	216.9
Deferred income tax assets	209.8	203.2
Deferred charges and other assets	75.8	78.2

	681.0	681.4

Total assets	$3,979.5	$3,852.7

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

($ in millions except par value per share)

	November 30,	August 31,
	2003	2003

	(unaudited)
LIABILITIES
Current liabilities
Accounts payable	$127.0	$119.4
Accrued liabilities	477.1	506.0
Current portion of long-term debt	76.0	69.4

Total current liabilities	680.1	694.8
Long-term debt	1,208.8	1,145.1
Pension liability	226.0	225.7
Other long-term liabilities	526.6	496.8

Total liabilities	2,641.5	2,562.4

SHAREHOLDERS’ EQUITY
Common Shares; $0.01 par value per share; issued and outstanding 103,806,110 (August 31, 2003 — 103,777,422)	1.0	1.0
Share premium	1,358.3	1,358.3
Common shares held in trust; 3,777,419 issued	(50.0)	(50.0)
Accumulated other comprehensive income (loss)	16.0	(9.1)
Retained earnings (deficit)	12.7	(9.9)

Total shareholders’ equity	1,338.0	1,290.3

Total liabilities and shareholders’ equity	$3,979.5	$3,852.7

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions except per share amounts)

(unaudited)

		Predecessor
		Company

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2003	2002

Revenue	$1,210.3	$1,162.2

Compensation expense	685.0	658.1
Accident claims and professional liability expenses	89.6	96.6
Vehicle related costs	69.9	66.5
Occupancy costs	49.9	48.6
Fuel	44.4	43.5
Depreciation	76.1	76.2
Amortization	4.6	0.2
Other operating expenses	121.3	116.8

Income from operating segments	69.5	55.7
Interest expense	(32.7)	(6.5)
Other financing related expenses	—	(8.2)
Other income	0.9	1.5

Income before income taxes and cumulative effect of a change in accounting principle	37.7	42.5
Income tax expense	(15.1)	(1.5)

Income before cumulative effect of a change in accounting principle	22.6	41.0
Cumulative effect of a change in accounting principle	—	(2,205.4)

Net income (loss)	$22.6	$(2,164.4)

Basic earnings (loss) per share
Income before cumulative effect of a change in accounting principle	$0.23	$0.13
Cumulative effect of a change in accounting principle	—	(6.77)

Net income (loss)	$0.23	$(6.64)

Diluted earnings (loss) per share
Income before cumulative effect of a change in accounting principle	$0.22	$0.13
Cumulative effect of a change in accounting principle	—	(6.77)

Net income (loss)	$0.22	$(6.64)

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

($ in millions)

(unaudited)

		Predecessor
		Company

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2003	2002

Net income (loss)	$22.6	$(2,164.4)
Unrealized gains on securities net of reclassification adjustments for losses included in net income (net of $1.2 million of taxes; 2002 — NIL)	2.0	1.5
Foreign currency translation adjustments arising during the period (net of NIL taxes)	23.1	(1.4)

Comprehensive income (loss)	$47.7	$(2,164.3)

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)

(unaudited)

		Predecessor
		Company

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2003	2002

Operating activities
Net income (loss) for the period	$22.6	$(2,164.4)
Items not affecting cash:
Cumulative effect of a change in accounting principle	—	2,205.4
Depreciation and amortization	80.7	76.4
Other financing related expenses	—	8.2
Deferred income taxes	14.1	—
Other items	4.1	(1.7)
Increase in claims liability and professional liability insurance accruals	5.8	28.7
Cash used in financing working capital items	(174.4)	(140.0)
Cash portion of other financing related expenses	(5.7)	(9.6)
Decrease (increase) in restricted cash and cash equivalents	1.2	(11.1)

Net cash used in operating activities	$(51.6)	$(8.1)

Investing activities
Purchase of property, equipment and other assets, net of proceeds from sale	$(39.3)	$(67.6)
Expended on acquisitions	—	(3.2)
Net increase in investments	(7.7)	(9.0)

Net cash used in investing activities	$(47.0)	$(79.8)

Financing activities
Net increase in long-term debt and other long-term liabilities	$73.4	$2.6

Net cash provided by financing activities	$73.4	$2.6

Net decrease in cash and cash equivalents	$(25.2)	$(85.3)
Cash and cash equivalents — beginning of period*	100.3	343.5

Cash and cash equivalents — end of period*	$75.1	$258.2

*	These amounts represent the unrestricted cash and cash equivalents

The accompanying notes are an integral part of these statements.

LAIDLAW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003

Note 1 — Basis of presentation

      The accompanying interim consolidated financial statements of Laidlaw International, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim reporting, which conform, in all material respects (except as indicated in Note 11), with accounting principles generally accepted in Canada (“Canadian GAAP”). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are of a normal, recurring nature. Operating results for the three months ended November 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending August 31, 2004. For further information, see the Company’s consolidated financial statements, including the accounting policies and notes thereto, included in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2003.

      On June 1, 2003, the Company adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”. In accordance with the principles of fresh start accounting, the Company adjusted its assets and liabilities to their estimated fair values as of June 1, 2003. Due to the changes in the financial structure of the Company following its emergence from bankruptcy in June 2003, and the application of fresh start accounting, the consolidated financial statements of the Company issued subsequent to May 31, 2003 are not comparable with the consolidated financial statements issued by the predecessor company (the “Predecessor Company”) prior to June 1, 2003. A black line has been drawn on the accompanying Consolidated Financial Statements to separate and distinguish between the Company and the Predecessor Company.

      The basic earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the respective periods (100.0 million for the three months ended November 30, 2003 and 325.9 million for the Predecessor Company in the three months ended November 30, 2002). The diluted earnings per share for the three months ended November 30, 2003 assumes the sale on the open market of the Company’s common shares held in trust.

Note 2 — Accounts receivable and revenue

      Trade accounts receivable as of November 30, 2003 are net of $552.5 million (August 31, 2003 — $527.9 million) of allowances for uncompensated care and contractual allowances in the Company’s Healthcare Transportation and Emergency Management business segments (the “Healthcare Businesses”) and net of an allowance for doubtful accounts of $6.2 million (August 31, 2003 — $5.6 million) in the Company’s other three reportable segments.

Note 3 — Intangible assets

      The contracts and customer relationships are net of $9.0 million of accumulated amortization at November 30, 2003 (August 31, 2003 — $4.5 million).

      Included in deferred charges and other assets are radio frequency licenses totalling $12.0 million at November 30, 2003 (August 31, 2003 — $12.0 million). The licenses are considered to be assets with indefinite lives and as such, are not amortized.

Note 4 — Long-term debt and interest rate swap

      In December 2003, the Company modified the terms of its $625.0 million loan maturing in June 2009 (the “Term B Facility”). The interest rate charged on the loan has been reduced by 1.25%, to LIBOR plus

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

3.75% from LIBOR plus 5.0%. Additionally, the LIBOR floor or minimum LIBOR rate has been reduced 0.25% to 1.75% from the previous floor of 2.0%. Additionally, the Company entered into an interest rate swap agreement (“Swap”) that effectively converted $110 million of Term B Facility floating rate debt to fixed rate debt with an interest rate of 6.8%. The Swap was entered into because the Company is required under the Term B Facility to have a fixed interest rate on a portion of the underlying debt. The Swap is considered a cash flow hedge and expires in September 2006.

Note 5 — Stock awards and options

      Pursuant to the Company’s 2003 Equity and Performance Incentive Plan, in the first quarter of fiscal 2004 the Company issued stock based compensation to various employees and non-employee directors. These grants to employees represent the long-term incentive portion of the Company’s overall compensation plan for management. Due to the size and timing of the issuances, the impact on the Company’s consolidated financial statements is immaterial in the first quarter. A summary of stock based compensation issued in the quarter is as follows:

      Stock options – On September 10, 2003, the Company issued 57,375 non-qualified stock options to non-employee directors with a strike price of $10.33 per share, which was equal to the fair market value of the Company’s stock at the date of grant. The stock options have a ten-year life and vest ratably over three years.

      Stock options and tandem stock appreciation rights – On November 24, 2003, the Company issued 352,000 non-qualified stock options to key management employees with a strike price of $13.00 per share, which was equal to the fair market value of the Company’s stock at the date of grant. The stock options have a ten-year life and vest ratably over three years. In tandem with the stock option grant each participant received a stock appreciation right which allows the participant to receive, upon exercise of the right, the difference between the option strike price and fair market value of the Company’s stock on the exercise date. The Company can choose whether to deliver Company common stock or cash to the participant upon exercise of the stock appreciation right. Any exercise of a tandem stock appreciation right will automatically cancel the underlying stock option and any exercise of the stock option will automatically cancel the tandem stock appreciation right.

      Restricted Shares – On September 10, 2003, the Company issued 28,688 shares of restricted common stock to non-employee directors which vest at the end of a three-year period. During the vesting period the participant has the rights of a shareholder in terms of voting and dividend rights but is restricted from transferring the shares.

      Deferred Shares – On November 24, 2003, the Company issued 672,000 deferred shares to key management employees that vest ratably over a four-year period. On each vesting date the employee will receive common stock of the Company equal in number to the deferred shares that have vested. Upon delivery of the Company common stock an equal number of deferred shares are terminated. The participant has no voting rights with the deferred shares.

Note 6 — Material contingencies

Ability of Greyhound Lines to continue as a going concern

      Based upon the current financial forecast for Greyhound Lines, Inc. (“Greyhound Lines”) management is unable to predict with reasonable assurance whether Greyhound Lines will remain in compliance with the terms of its revolving credit facility (the “Greyhound Facility”). Management is closely monitoring this situation and intends on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants. In addition, Greyhound Lines will be seeking an extension of this facility prior to its current maturity of October 24, 2004. As of November 30, 2003,

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Greyhound Lines had $15.0 million of cash borrowings under the Greyhound Facility, issued letters of credit of $56.8 million and had availability of $44.1 million. Additionally, Greyhound Lines was in compliance with all covenants.

      Although Greyhound Lines has been successful in obtaining necessary amendments and extensions to the Greyhound Facility in the past, there can be no assurances that they will obtain additional modifications in the future if needed, or that the cost of any future modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound Lines or the Company. If unsuccessful, this may impact Greyhound Lines’ ability to continue as a going concern. If the “going concern” basis on which Greyhound Lines’ consolidated financial statements were prepared was not appropriate for those consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and balance sheet classifications used by Greyhound Lines. Accordingly, if such changes were made to Greyhound Lines’ consolidated financial statements, significant adjustments would be required to the Company’s consolidated financial statements.

      Compliance by the Company with the financial and other covenants in its senior secured credit facility is generally not dependent on the financial results or financial condition of Greyhound Lines, as Greyhound Lines’ performance has been excluded for purposes of determining compliance with such provisions. Moreover, consistent with the intent to exclude events solely related to Greyhound Lines, the Company’s senior secured credit facility specifies that a default by Greyhound Lines under the Greyhound Facility or a bankruptcy filing by Greyhound Lines would not be an event of default under the Company’s senior secured credit facility. However, it is not clear whether and under what circumstances certain events related to the Company’s controlled group liabilities under ERISA with respect to Greyhound Lines’ pension plans would lead to an event of default under the Company’s senior secured credit facility in the context of a Greyhound Lines bankruptcy filing. The Company currently is working with the agents for the lenders under its senior secured credit facility to clarify that an event of default is not to be triggered under such controlled group provisions in the context of a Greyhound Lines bankruptcy filing in light of the parties’ intent to exclude events solely related to Greyhound Lines.

      Should Greyhound Lines be unable to continue as a going concern, the Company may be required to honor certain of Greyhound Lines’ lease commitments and pension obligations. The Company’s management believes that any required expenditures with respect to such liabilities would not materially impact the Company’s financial condition. In addition, management believes that the Company will be successful in either obtaining a clarification of the Company’s senior secured credit facility to confirm the Company’s understanding that an event of default under the facility would not be triggered in the context of a Greyhound Lines bankruptcy filing or, if such clarification is not obtained, refinancing the credit facility on terms that would not have a material effect on the Company’s financial condition.

Organized strikes and work stoppages by unionized employees

      The Company is party to collective bargaining agreements that cover the majority of its employees. The Company’s largest collective bargaining agreement is between Greyhound Lines and the Amalgamated Transit Union, or the ATU, and expires on January 31, 2004. If the Company’s unionized employees were to engage in a strike or other work stoppage prior to such expiration, or if the Company is unable to negotiate acceptable extensions of the agreement resulting in a strike or other work stoppage by the affected workers, the Company could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could have a material adverse effect on our business, financial condition and results of operations.

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Contingent bonuses

      The Company and two of its subsidiaries, American Medical Response, Inc. (“AMR”) and EmCare Holdings, Inc. (“EmCare”) are parties to an employment agreement effective October 1, 2002 with William A. Sanger under which Mr. Sanger serves as President and Chief Executive Officer of AMR and Chief Executive Officer of EmCare. Pursuant to the agreement, Mr. Sanger is entitled to a bonus payment upon a sale, or an initial public offering, of the stock of AMR and/or EmCare. This bonus is also payable if Mr. Sanger remains employed on October 1, 2007 and neither a sale nor initial public offering has occurred. With respect to AMR, the bonus is equal to 5% of the enterprise value of AMR in excess of $410 million at the time of the event that entitles Mr. Sanger to the payment. With respect to EmCare, the bonus is equal to 5% of the enterprise value of EmCare in excess of $125 million at the time of the event that entitles Mr. Sanger to the payment.

      EmCare is party to an employment agreement effective April 1, 2003 with Don S. Harvey under which Mr. Harvey serves as President and Chief Operating Officer of EmCare. Pursuant to the agreement, Mr. Harvey is entitled to a bonus payment upon a sale, or an initial public offering, of the stock of EmCare provided Mr. Harvey remains employed under the agreement upon the occurrence of such event. The bonus is equal to 2% of the enterprise value of EmCare in excess of $125 million at the time of the event that entitles Mr. Harvey to the payment.

      No amounts were required to be accrued under these agreements as of November 30, 2003.

Environmental matters

      The Company’s operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

Income tax matters

      The respective tax authorities, in the normal course, audit previous tax filings. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.

Legal proceedings

      The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company’s assessment of known claims and the Predecessor Company’s claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company’s consolidated financial position or results of operations.

Healthcare Businesses Issues

      The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies.

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Management believes that the outcome of any of these investigations would not have a materially adverse effect upon the Company.

Note 7 — Cumulative effect of a change in accounting principle

      Effective September 1, 2002, the Predecessor Company adopted SFAS 142 and, as a result, the Predecessor Company ceased to amortize goodwill. SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the carrying amount of a reporting unit exceeds its estimated fair value and the carrying amount of the goodwill exceeds its estimated fair value. To determine estimated fair value of the reporting units the Predecessor Company utilized independent valuations of the underlying businesses.

      During the three months ended November 30, 2002, the Predecessor Company completed the impairment assessment as required by SFAS 142 and determined that a significant portion of its goodwill was impaired as of September 1, 2002. As a result, the Predecessor Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of a change in accounting principle.

Note 8 — Segmented information

      The Company has five reportable segments: Education services, Public Transit services, Greyhound, Healthcare Transportation services and Emergency Management services. Revenues and income from operations before depreciation and amortization of the segments for the three months ended November 30, 2003 and 2002 are as follows:

		Predecessor
		Company
($ in millions)	2003	2002

Education services
Revenue	$455.7	$456.2
Income from operations before depreciation and amortization	109.5	106.6

Public Transit services
Revenue	$72.1	$70.6
Income (loss) from operations before depreciation and amortization	0.5	(0.1)

Greyhound
Revenue	$287.1	$274.4
Income (loss) from operations before depreciation and amortization	10.6	(1.5)

Healthcare Transportation services
Revenue	$262.0	$247.5
Income from operations before depreciation and amortization	19.0	19.1

Emergency Management services
Revenue	$133.4	$113.5
Income from operations before depreciation and amortization	10.6	8.0

      The Company’s goodwill balance of $183.1 million (August 31, 2003 — $183.1 million) is composed of goodwill from the Education services segment.

      Total identifiable assets for each of the reportable segments has not changed materially since August 31, 2003 with the exception of the Education services segment where total identifiable assets at November 30,

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

2003 were $1,442.3 million compared to $1,309.6 million at August 31, 2003. The increase is due primarily to seasonal accounts receivable changes.

Consolidated

		Predecessor
		Company
($ in millions)	2003	2002

Revenue	$1,210.3	$1,162.2

Income from operations before depreciation and amortization	150.2	132.1
Depreciation and amortization expense	80.7	76.4

Income from operating segments	69.5	55.7
Interest expense	(32.7)	(6.5)
Other financing related expenses	—	(8.2)
Other income	0.9	1.5
Income tax expense	(15.1)	(1.5)

Income for the period before cumulative effect of a change in accounting principle	$22.6	$41.0

Note 9 — Condensed financial statements of restricted subsidiaries

      Pursuant to the terms of the Company’s $406.0 million Senior Notes, the Company is required to segregate the consolidated results of operations between the subsidiaries of the Company that are not a party to the agreement, which are comprised of the U.S. based businesses in the Greyhound segment (the “Unrestricted Subsidiaries”), and the Company and its remaining subsidiaries (the “Restricted Subsidiaries”).

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Condensed Consolidated Statement of Operations

Three Months Ended November 30, 2003

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Revenue	$980.1	$230.2	$1,210.3
Compensation expense	583.8	101.2	685.0
Accident claims and professional liability expenses	73.0	16.6	89.6
Vehicle related costs	35.5	34.4	69.9
Occupancy costs	30.1	19.8	49.9
Fuel	30.9	13.5	44.4
Depreciation	65.6	10.5	76.1
Amortization	4.6	—	4.6
Other operating expenses	85.4	35.9	121.3

Income (loss) from operations	71.2	(1.7)	69.5
Interest expense	(25.9)	(6.8)	(32.7)
Other income (loss)	1.1	(0.2)	0.9

Income (loss) from operations before income taxes	46.4	(8.7)	37.7
Income tax recovery (expense)	(18.6)	3.5	(15.1)

Net income (loss)	$27.8	$(5.2)	$22.6

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Condensed Consolidated Balance Sheet

November 30, 2003

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Current assets
Cash and cash equivalents	$55.5	$19.6	$75.1
Restricted cash and cash equivalents	67.7	—	67.7
Short-term deposits and marketable securities	17.7	—	17.7
Trade accounts receivable	659.6	26.0	685.6
Other receivables	38.7	14.7	53.4
Income taxes recoverable	15.5	0.5	16.0
Parts and supplies	38.6	11.3	49.9
Deferred income tax assets	60.0	9.2	69.2
Other current assets	45.5	13.5	59.0

Total current assets	998.8	94.8	1,093.6
Long-term investments	511.5	41.0	552.5
Property and equipment	1,280.7	371.7	1,652.4
Goodwill	183.1	—	183.1
Contracts and customer relationships	212.3	—	212.3
Deferred income tax assets	93.6	116.2	209.8
Deferred charges and other assets	65.4	10.4	75.8

Total assets	$3,345.4	$634.1	$3,979.5

Current liabilities
Accounts payable	$102.2	$24.8	$127.0
Accrued liabilities	370.7	106.4	477.1
Current portion of long-term debt	57.2	18.8	76.0

Total current liabilities	530.1	150.0	680.1
Long-term debt	1,075.9	132.9	1,208.8
Pension liability	4.4	221.6	226.0
Other long-term liabilities	435.6	91.0	526.6

Total liabilities	2,046.0	595.5	2,641.5
Shareholders’ equity	1,299.4	38.6	1,338.0

Total liabilities and shareholders’ equity	$3,345.4	$634.1	$3,979.5

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Condensed Consolidated Statement of Cash Flows

Three Months Ended November 30, 2003

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Net cash used in operating activities	$(49.8)	$(1.8)	$(51.6)

Cash flows from investing activities:
Purchase of property, equipment and other assets, net of proceeds from sale	$(32.8)	$(6.5)	$(39.3)
Net increase in investments	(6.0)	(1.7)	(7.7)

Net cash used in investing activities	$(38.8)	$(8.2)	$(47.0)

Cash flows from financing activities:
Net increase (decrease) in long-term debt and other long-term liabilities	$89.0	$(15.6)	$73.4

Net cash provided by (used in) financing activities	$89.0	$(15.6)	$73.4

Net increase (decrease) in cash and cash equivalents	$0.4	$(25.6)	$(25.2)
Cash and cash equivalents at:
Beginning of period	55.1	45.2	100.3

End of period	$55.5	$19.6	$75.1

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
Three Months Ended November 30, 2002

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Revenue	$935.9	$226.3	$1,162.2
Compensation expense	550.2	107.9	658.1
Accident claims and professional liability expenses	80.6	16.0	96.6
Vehicle related costs	35.0	31.5	66.5
Occupancy costs	29.5	19.1	48.6
Fuel	29.3	14.2	43.5
Depreciation	64.0	12.2	76.2
Amortization	0.2	—	0.2
Other operating expenses	80.0	36.8	116.8

Income (loss) from operating segments	67.1	(11.4)	55.7
Interest expense	(1.4)	(5.1)	(6.5)
Other financing related expenses	(8.2)	—	(8.2)
Other income	1.5	—	1.5

Income (loss) before income taxes and cumulative effect of a change in accounting principle	59.0	(16.5)	42.5
Income tax expense	(1.1)	(0.4)	(1.5)

Income (loss) from operations before cumulative effect of a change in accounting principle	57.9	(16.9)	41.0
Cumulative effect of a change in accounting principle	(1,775.9)	(429.5)	(2,205.4)

Net loss	$(1,718.0)	$(446.4)	$(2,164.4)

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
Three Months Ended November 30, 2002

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Net cash provided by (used in) operating activities	$(33.7)	$25.6	$(8.1)
Cash flows from investing activities:
Purchase of property, equipment and other assets, net of proceeds from sale	$(35.0)	$(32.6)	$(67.6)
Expended on acquisitions	(3.2)	—	(3.2)
Net decrease in investments	(8.0)	(1.0)	(9.0)

Net cash used in investing activities	$(46.2)	$(33.6)	$(79.8)

Cash flows from financing activities:
Net increase (decrease) in long-term debt and other non-current liabilities	$(3.3)	$5.9	$2.6

Net cash provided by (used in) financing activities	$(3.3)	$5.9	$2.6

Net decrease in cash and cash equivalents	$(83.2)	$(2.1)	$(85.3)
Cash and cash equivalents at:
Beginning of period	323.8	19.7	343.5

End of period	$240.6	$17.6	$258.2

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Condensed Consolidated Balance Sheet

As of August 31, 2003

	Restricted	Unrestricted	Consolidated
($ millions)	Subsidiaries	Subsidiaries	Totals

Current assets
Cash and cash equivalents	$55.1	$45.2	$100.3
Restricted cash and cash equivalents	39.4	—	39.4
Short-term deposits and marketable securities	42.0	—	42.0
Trade accounts receivable	478.8	23.4	502.2
Other receivables	31.7	17.9	49.6
Income taxes recoverable	18.3	(0.3)	18.0
Parts and supplies	38.2	12.0	50.2
Deferred income tax assets	76.1	10.1	86.2
Other current assets	50.1	10.0	60.1

Total current assets	829.7	118.3	948.0
Long-term investments	514.1	39.4	553.5
Property and equipment	1,291.2	378.6	1,669.8
Goodwill	183.1	—	183.1
Contracts and customer relationships	216.9	—	216.9
Deferred income tax assets	88.3	114.9	203.2
Deferred charges and other assets	66.9	11.3	78.2

Total assets	$3,190.2	$662.5	$3,852.7

Current liabilities
Accounts payable	$87.7	$31.7	$119.4
Accrued liabilities	397.3	108.7	506.0
Current portion of long-term debt	35.7	33.7	69.4

Total current liabilities	520.7	174.1	694.8
Long-term debt	1,012.5	132.6	1,145.1
Pension liability	4.9	220.8	225.7
Other long-term liabilities	408.2	88.6	496.8

Total liabilities	1,946.3	616.1	2,562.4
Shareholders’ equity	1,243.9	46.4	1,290.3

Total liabilities and shareholders’ equity	$3,190.2	$662.5	$3,852.7

Note 10 — Guarantors of Senior Notes

      The Company’s $406.0 million Senior Notes are guaranteed by the Company’s subsidiaries, other than the Unrestricted Subsidiaries, the Canadian subsidiaries and any of the Company’s subsidiaries that are in the business of insurance. The condensed consolidated financial statements for the guarantors, the non-guarantors

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

and the parent company (reported as the Company and as the Predecessor Company for historical purposes) are as follows:

Condensed Consolidated Statement of Operations

Three months ended November 30, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$872.5	$337.8	$—	$1,210.3
Operating, selling, general and administrative expenses	—	743.3	316.8	—	1,060.1
Depreciation and amortization expense	—	60.2	20.5	—	80.7
Intercompany management fees (income)	—	(0.8)	0.8	—	—

Income (loss) from operating segments	—	69.8	(0.3)	—	69.5
Interest expense, net of other income	(25.1)	(0.1)	(6.6)	—	(31.8)
Intercompany interest income (expense)	(0.5)	1.1	(0.6)	—	—
Equity in earnings (loss) of intercompany investments	38.0	(5.9)	—	(32.1)	—

Income (loss) before income taxes	12.4	64.9	(7.5)	(32.1)	37.7
Income tax recovery (expense)	10.2	(28.3)	3.0	—	(15.1)

Net income (loss)	$22.6	$36.6	$(4.5)	$(32.1)	$22.6

Condensed Consolidated Balance Sheet

As of November 30, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Current assets	$22.7	$832.2	$238.7	$—	$1,093.6
Long-term deferred income tax assets	59.3	—	187.7	(37.2)	209.8
Intercompany receivables (payables) and investments	2,231.1	(100.0)	53.3	(2,184.4)	—
Long-term investments	108.7	114.8	329.0	—	552.5
Property and equipment	—	976.9	675.5	—	1,652.4
Goodwill	—	183.1	—	—	183.1
Contracts and customer relationships	—	212.3	—	—	212.3
Deferred charges and other assets	44.4	20.9	10.5	—	75.8

	$2,466.2	$2,240.2	$1,494.7	$(2,221.6)	$3,979.5

Current liabilities	$69.5	$271.6	$339.0	$—	$680.1
Non-current liabilities	1,058.7	182.1	757.8	(37.2)	1,961.4
Shareholders’ equity	1,338.0	1,786.5	397.9	(2,184.4)	1,338.0

	$2,466.2	$2,240.2	$1,494.7	$(2,221.6)	$3,979.5

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Condensed Consolidated Statement of Cash Flows

Three months ended November 30, 2003

	Parent			Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Totals

Net cash provided by (used in) operating activities	$(18.9)	$(81.8)	$49.1	$(51.6)

Cash flows from investing activities:
Purchases of property, equipment and other assets net of proceeds from sale	$—	$(13.7)	$(25.6)	$(39.3)
Net decrease (increase) in investments	1.6	1.2	(10.5)	(7.7)

Net cash provided by (used in) investing activities	$1.6	$(12.5)	$(36.1)	$(47.0)

Cash flows from financing activities:
Net increase (decrease) in long-term debt and other long-term liabilities	$83.8	$(3.6)	$(6.8)	$73.4
Increase (decrease) in intercompany advances	(88.4)	121.8	(33.4)	—

Net cash provided by (used in) financing activities	$(4.6)	$118.2	$(40.2)	$73.4

Net increase (decrease) in cash and cash equivalents	$(21.9)	$23.9	$(27.2)	$(25.2)
Cash and cash equivalents at:
Beginning of period	40.8	3.8	55.7	100.3

End of period	$18.9	$27.7	$28.5	$75.1

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Operations
Three months ended November 30, 2002

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Revenue	$—	$845.9	$316.3	$—	$1,162.2
Operating, selling, general and administrative expenses	3.0	709.3	317.8	—	1,030.1
Depreciation and amortization expense	0.1	55.1	21.2	—	76.4
Intercompany management fees (income)	(19.2)	15.5	3.7	—	—

Income (loss) from operating segments	16.1	66.0	(26.4)	—	55.7
Interest expense, net of other income	(0.1)	(0.4)	(4.5)	—	(5.0)
Intercompany interest income (expense)	—	0.6	(0.6)	—	—
Other financing related expenses	(5.2)	(3.0)	—	—	(8.2)
Equity in earnings (loss) of intercompany investments	30.4	(16.9)	—	(13.5)	—

Income (loss) before income taxes and cumulative effect of a change in accounting principle	41.2	46.3	(31.5)	(13.5)	42.5
Income tax expense	(0.2)	(0.7)	(0.6)	—	(1.5)

Income (loss) before cumulative effect of a change in accounting principle	41.0	45.6	(32.1)	(13.5)	41.0
Cumulative effect of a change in accounting principle	—	(1,668.0)	(537.4)	—	(2,205.4)
Equity in loss from cumulative effect of a change in accounting principle of intercompany investments	(2,205.4)	(429.5)	—	2,634.9	—

Net income (loss)	$(2,164.4)	$(2,051.9)	$(569.5)	$2,621.4	$(2,164.4)

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Predecessor Company

Condensed Consolidated Statement of Cash Flows
For the three months ended November 30, 2002

	Parent			Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Totals

Net cash provided by (used in) operating activities	$5.4	$(42.1)	$28.6	$(8.1)

Cash flows from investing activities:
Purchases of property, equipment and other assets net of proceeds from sale	$—	$(24.4)	$(43.2)	$(67.6)
Expended on acquisitions	—	(3.2)	—	(3.2)
Net decrease (increase) in investments	0.4	(9.5)	0.1	(9.0)

Net cash provided by (used in) investing activities	$0.4	$(37.1)	$(43.1)	$(79.8)

Cash flows from financing activities:
Net increase (decrease) in long-term debt and other long-term liabilities	$—	$(1.5)	$4.1	$2.6

Net cash provided by (used in) financing activities	$—	$(1.5)	$4.1	$2.6

Net increase (decrease) in cash and cash equivalents	$5.8	$(80.7)	$(10.4)	$(85.3)
Cash and cash equivalents at:
Beginning of period	12.0	291.3	40.2	343.5

End of period	$17.8	$210.6	$29.8	$258.2

Condensed Consolidated Balance Sheet

As of August 31, 2003

	Parent				Consolidated
($ millions)	Company	Guarantors	Non-Guarantors	Eliminations	Totals

Current assets	$44.0	$662.7	$241.3	$—	$948.0
Long-term deferred income tax assets	49.1	—	183.9	(29.8)	203.2
Intercompany receivables and investments	2,083.4	25.9	18.8	(2,128.1)	—
Long-term investments	110.3	129.0	314.2	—	553.5
Property and equipment	—	1,015.7	654.1	—	1,669.8
Goodwill	—	183.1	—	—	183.1
Contracts and customer relationships	—	216.8	0.1	—	216.9
Deferred charges and other assets	46.5	20.2	11.5	—	78.2

	$2,333.3	$2,253.4	$1,423.9	$(2,157.9)	$3,852.7

Current liabilities	$44.1	$296.7	$354.0	$—	$694.8
Non-current liabilities	998.9	180.6	717.9	(29.8)	1,867.6
Shareholders’ equity	1,290.3	1,776.1	352.0	(2,128.1)	1,290.3

	$2,333.3	$2,253.4	$1,423.9	$(2,157.9)	$3,852.7

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

Note 11 — United States and Canadian Accounting Principles

      These consolidated financial statements have been prepared in accordance with U.S. GAAP and conform in all material respects with Canadian GAAP, except as follows:

	Three Months
	Ended	Predecessor
	November 30,	Company
($ millions)	2003	2002

Net income (loss) in accordance with U.S. GAAP	$22.6	$(2,164.4)
Effects of differences in accounting for:
Costs of start-up activities(a)	—	(3.3)
Impairment charges under U.S. GAAP(b)	—	2,205.4

Net income in accordance with Canadian GAAP	$22.6	$37.7

Basic net income per share	$0.23	$0.12

      The amounts in the consolidated balance sheets that materially differ from those reported under U.S. GAAP are as follows: ($ in millions)

	November 30, 2003		August 31, 2003*

	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Assets:
Long-term investments(c)	$552.5	$559.3	$553.5	$563.5
Goodwill(d)	183.1	—	183.1	—
Deferred income tax assets(c)	279.0	276.7	289.4	285.9
Liabilities and Shareholders’ Equity
Cumulative foreign currency translation adjustments(c)	—	20.5	—	(2.6)
Share premium(d)	1,358.3	1,175.2	1,358.3	1,175.2
Accumulated other comprehensive income (loss)(c)	16.0	—	(9.1)	—

*	Refer to Note 26 of the Notes to the Consolidated Financial Statements as of August 31, 2003.

(a)	Reporting on the costs of start-up activities

      During fiscal 2000, the Predecessor Company applied SOP 98-5. As a result, during fiscal 2000, the Predecessor Company expensed $27.3 million in unamortized costs of start-up activities as a cumulative effect of a change in accounting principle under U.S. GAAP. Under Canadian GAAP, SOP 98-5 is not applicable. As a result, under Canadian GAAP, the Predecessor Company did not record the $27.3 million change in accounting principle amount and continued with the policy of deferring start-up costs and amortizing the deferrals over a reasonable period representing an overall adjustment to conform to Canadian GAAP of $3.3 million expense during the three months ended November 30, 2002. Fresh Start accounting eliminated this GAAP difference for periods subsequent to June 1, 2003, because the unamortized deferred start-up costs remaining under Canadian GAAP were written off on Fresh Start.

LAIDLAW INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2003 — (Continued)

(b) Goodwill impairment

      Prior to September 2002, the Predecessor Company had different accounting policies for determining goodwill impairment for Canadian and U.S. GAAP reporting. This difference in accounting policy resulted in additional goodwill impairment losses under Canadian GAAP for periods prior to September 2002.

      As of September 1, 2002, the Predecessor Company followed the guidelines of SFAS No. 142, “Goodwill and Other Intangible Assets” and similar guidance under Canadian GAAP. The guidance in both countries discontinued the amortization of intangible assets with indefinite useful lives. In addition, the Predecessor Company was required to test goodwill and intangible assets with an indefinite life for impairment in accordance with the provisions of SFAS 142 and Canadian GAAP. Pursuant to the guidance, any impairment loss is to be recorded directly through the deficit account for Canadian GAAP and recorded as a cumulative effect of change in accounting principle on the consolidated statement of operations for U.S. GAAP. On September 1, 2002, under Canadian GAAP, this resulted in an impairment charge totalling $16.0 million. Under U.S. GAAP, this resulted in an impairment loss totalling $2,205.4 million, recorded as a cumulative effect of a change in accounting principle.

(c) Comprehensive income

      U.S. GAAP requires that a comprehensive income statement be prepared. Under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders’ equity along with the cumulative foreign currency translation adjustments. These amounts are tax affected and reported under the balance sheet caption “Accumulated other comprehensive income (loss)”.

      Canadian GAAP does not have the concept of comprehensive income (loss). The cumulative foreign currency translation adjustment is reported in a separate component of shareholders’ equity. In addition, the adjustment of the available-for-sale securities to their fair values, net of tax, (November 30, 2003 — $4.5 million, August 31, 2003 — $6.5 million) is not recorded under Canadian GAAP.

(d) Fresh Start accounting adjustments

      As of June 1, 2003, the Company followed the guidance of SOP 90-7 and similar guidance under Canadian GAAP. The guidance in both countries required the Company to adjust its assets and liabilities to their estimated fair values as of June 1, 2003. However, under Canadian GAAP, when the fair value of the enterprise as a whole exceeds the revalued net asset value, the difference (allocated to goodwill under U.S. GAAP) is not recorded. As a result, the $183.1 million of goodwill recorded under U.S. GAAP is not recorded for Canadian GAAP.

      Until June 23, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$406,000,000 10 3/4% Senior Notes due 2011

Laidlaw International, Inc.

Offer to Exchange Its 10 3/4% Senior Notes due 2011 for

any and all of Its Outstanding 10 3/4% Senior Notes due 2011

PROSPECTUS

March 25, 2004